As filed with the Securities and Exchange Commission on October 4, 2010

Registration No. 333-165200

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 9

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Tower Automotive, LLC

to be converted as described herein to a corporation named

TOWER INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	3714	20-8879584
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code number)	(I.R.S. Employer Identification Number)

17672 Laurel Park Drive North, Suite 400E

Livonia, Michigan 48152

(248) 675-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James Gouin

Chief Financial Officer

17672 Laurel Park Drive North, Suite 400E

Livonia, Michigan 48152

(248) 675-6000

(Name, address, including zip code and telephone number, including area code, of agent for service)

Please address a copy of all communications to:

Peter H. Ehrenberg, Esq. Michael J. Reinhardt, Esq. Lowenstein Sandler PC 1251 Avenue of the Americas New York, New York 10020 (212) 262-6700	Joseph A. Hall, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, $0.01 par value	7,187,500 shares	$17.00	$122,187,500	$8,712(3)

(1)	Includes shares which may be sold pursuant to the underwriters’ option to purchase additional shares.
(2)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a) under the Securities Act.
(3)	$7,130 of which was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated October 4, 2010

PROSPECTUS 6,250,000 Shares

Tower International, Inc.

Common Stock

This is Tower International, Inc.’s initial public offering. We are selling 6,250,000 shares of our common stock.

We expect the public offering price to be between $15.00 and $17.00 per share. Currently, no public market exists for the shares. Our shares have been approved for listing on the New York Stock Exchange under the symbol “TOWR.”

Investing in our common stock involves risks that are described under “Risk Factors” beginning on page 20 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 937,500 shares from us, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on or about                 , 2010.

Goldman, Sachs & Co.	Citi	J.P. Morgan

Wells Fargo Securities	Baird	Lazard Capital Markets

The date of this prospectus is                     , 2010.

We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Through and including                     , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

MARKET AND INDUSTRY DATA

Market and industry data used throughout this prospectus, including information relating to our relative position in the vehicle structural component and assemblies industry, is based on the good faith estimates of management, which in turn are based upon management’s review of internal surveys, independent industry surveys and publications and other publicly available information, including reports and information prepared by CSM Worldwide®, a global forecasting service for automotive production. The reports prepared by CSM Worldwide® are subscription-based. All references in this prospectus to historical industry production volumes, projections, estimates or other data attributable to CSM Worldwide® are based on data available from the CSM Worldwide® August 2010 forecast.

i

TRADEMARKS AND TRADE NAMES

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. In addition, our name, logo and website name and address are our service marks or trademarks. Each trademark, trade name or service mark by any other company appearing in this prospectus belongs to its holder. Our principal trademark or trade name that we use is Tower Automotive®.

CORPORATE CONVERSION

Immediately prior to the consummation of this offering, we will convert from a Delaware limited liability company to a Delaware corporation and will change our name from Tower Automotive, LLC to Tower International, Inc. We refer to this transaction as the Corporate Conversion. See “Business—Our History and Corporate Structure—Our Corporate Conversion.”

ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read together with, the more detailed information and financial statements and related notes thereto appearing elsewhere in this prospectus. You should read the entire prospectus carefully, particularly the “Risk Factors” beginning on page 20 and our consolidated financial statements and the related notes thereto. In this prospectus, unless otherwise indicated or the context otherwise requires, references to (1) the terms “we,” “us,” “our,” the “Company,” “Tower” and “Tower Automotive” refer to Tower International, Inc. and its subsidiaries on a consolidated basis, (2) the term “CCM” refers only to Cerberus Capital Management, L.P. and (3) the term “Cerberus” refers to CCM and funds and accounts affiliated with CCM. The terms “Adjusted EBITDA” and “Adjusted EBITDA margin” are defined in footnotes 12 and 13 in “—Summary Consolidated Financial Data,” and the terms “Predecessor” and “Successor” are defined in “—Summary Consolidated Financial Data.”

Our Company

We are a leading integrated global manufacturer of engineered structural metal components and assemblies primarily serving automotive original equipment manufacturers, or OEMs. We offer our automotive customers a broad product portfolio, supplying body-structure stampings, frame and other chassis structures, as well as complex welded assemblies, for small and large cars, crossovers, pickups and SUVs. We have also recently entered the utility-scale solar energy market with an agreement to supply large stamped mirror-facet panels and welded support structures. We refer to such agreement as our solar agreement.

Product Offerings

Our products are manufactured at 32 production facilities strategically located near our customers in North America, South America, Europe and Asia. We support our manufacturing operations through nine engineering and sales locations throughout the world. We are a disciplined, process-driven company with an experienced management team that has a history of implementing sustainable operational improvements. From January 1, 2008 through December 31, 2009, we achieved $195 million in manufacturing and purchasing cost reductions.

We achieved these cost reductions in large part through successful implementation of Lean Six Sigma principles and rigorous application of global best practices. These cost reductions helped us achieve a 6% gross profit margin in 2009 during an historically challenging environment in the automotive industry. For the year ended December 31, 2009, we generated revenues of $1.6 billion and a net loss attributable to Tower Automotive, LLC of $(67.9) million. In addition, we had Adjusted EBITDA of $125 million and an Adjusted EBITDA margin of 7.6% for the year ended December 31, 2009. For the six months ended June 30, 2010, we generated revenues of $980.8 million and a net loss attributable to Tower Automotive, LLC of $(2.6) million. In addition, we had Adjusted EBITDA of $102.4 million and an Adjusted EBITDA margin of 10.4% for the six months ended June 30, 2010.

We believe that our product capabilities, our geographic, customer and product diversification and the cost reductions that we achieved in 2008 and 2009 position us to benefit from a recovery in global automotive industry production. We also intend to leverage our program management and engineering expertise to pursue growth opportunities outside of our existing automotive markets, as demonstrated by our solar agreement.

Our Industry

CSM Worldwide® projects significant growth in the global automotive market, with production expected to increase from 57 million units in 2009 to 83 million units by 2013.

CSM Worldwide® Global Light Vehicle Production Forecast (millions of units)

We believe OEMs produce a majority of their structural metal components and assemblies internally. While OEM policies differ and may be especially impacted by their own capacity utilization, the capital expenditures associated with internal production can be substantial. We believe that longer term, OEMs may outsource a greater proportion of their stamping requirements because of this capital and fixed-cost intensity and we may benefit from this shift in our customer preferences. In addition, we believe OEMs will increasingly favor global vehicle platforms supported by larger, more capable and financially strong suppliers. Given our global manufacturing footprint, competitive cost structure and integrated design, engineering and program management capabilities, we are well-positioned to take advantage of these potential opportunities.

Our Competitive Strengths

Geographic Diversification

We are well-diversified geographically, which positions us to participate in growth opportunities as they occur over time around the world and mitigates the impact of regional production fluctuations on our business. These potential opportunities range from near-term cyclical volume recovery in North America and Europe to continued growth in emerging markets such as Brazil and China. Proximity to end customers is especially important in our business because size and weight make our products difficult and expensive to transport. Our geographic mix of 2009 revenues is shown below:

Geographic Mix (% of 2009 Revenues)

Customer Diversification

We have a well-diversified customer mix. In 2009, no single customer accounted for more than 17% of our revenues, and ten different OEMs individually accounted for 5% or more of our revenues. European OEMs were our biggest customer group in 2009, followed by Asian OEMs, with Detroit 3 OEMs representing the smallest group, at 18% of 2009 revenues. Ford accounted for approximately 70% of our 2009 Detroit 3 revenues. With this customer diversification, we believe we are well-positioned to participate in the anticipated automotive recovery, while also mitigating our exposure to any individual customer. The term “Detroit 3” refers collectively to Ford, General Motors and Chrysler and the term “European OEMs” includes Volvo and Opel.

Customer Mix (% of 2009 Revenues)

Platform Diversification

Our products are offered on a diverse mix of vehicle platforms, reflecting the balanced portfolio approach of our business model and the breadth of our product capabilities. We believe that our platform diversification provides us an opportunity to participate in an industry recovery without being overly exposed to a single vehicle model. We supply products to approximately 160 vehicle models globally. Our 10 largest vehicle models represented approximately 36% of our 2009 revenues.

Vehicle Segment Mix (% of 2009 Revenues)

See “Business—Our Competitive Strengths—Platform Diversification” for definitions of the terms “small cars,” “large cars” and “North American framed vehicles.”

Competitive Cost Structure

Based on the cost improvement actions we have taken, the results we have achieved and our experience in the automotive industry, we believe we have a competitive cost structure. During the Predecessor’s restructuring, while operating under bankruptcy protection, it achieved significant savings. For example, in North America the Predecessor reduced its manufacturing footprint from 23 to 12 plants, a 48% reduction. In addition, our average North American labor rate for hourly production workers, including wages and fringe benefits, was reduced by approximately 15%, to what we believe is a competitive level for our sector, and we froze our pension plan. We also capped our post-retirement healthcare liability to an amount which, at December 31, 2009, was $1.7 million. Following the acquisition of the Predecessor’s assets, we moved aggressively to improve productivity and manufacturing throughput to world-class standards to further improve our cost structure. We launched eight operating efficiency initiatives through 2009, we launched two additional operating efficiency initiatives in 2010 and we intend to implement other efficiency programs in the future to assist us in driving costs out of our manufacturing and procurement processes.

Efficiency Initiatives

See “Business—Manufacturing and Operations” for a detailed explanation of this chart.

We measure our operating efficiencies in manufacturing and purchasing cost reductions as a percentage of our material and manufacturing costs. As a result of our process-driven initiatives, we significantly increased that annual percentage improvement from approximately 2% in 2006 to approximately 6% in 2009 resulting in $195 million in manufacturing and purchasing cost savings from January 1, 2008 through December 31, 2009. Our focus in 2010 and beyond is to retain the benefit of these achieved cost savings as anticipated volume recovery occurs.

Operating Efficiencies vs. Prior Year

(Manufacturing and Purchasing Cost Reductions as % of Manufacturing and Material Costs)

Good Quality

Through rigorous standardization of global best practices and major process improvements such as Lean Six Sigma, we have improved our quality results, with customer-reported defects per million parts, or PPM, down to 29 in 2009.

Customer-Reported PPM

Experienced Management Team

Our senior management team has substantial industry and related operational and financial experience. In addition, the eight executives comprising our executive leadership team have been in place as a cohesive group essentially since we acquired the Predecessor’s assets in 2007. Mark Malcolm, our Chief Executive Officer since August 2007, worked for 28 years in a broad variety of roles with Ford Motor Company. Mr. Malcolm then became a senior operational adviser for Cerberus, where he led a year-long due diligence effort prior to the acquisition of the Predecessor’s assets, assessing strengths and weaknesses and developing the business plan that we have executed since the acquisition. Our Chief Operating Officer, Michael Rajkovic, worked for Ford and Visteon prior to assuming officer positions at Goodyear and U.S. Can Corporation. Jim Gouin, our Chief Financial Officer, worked for 28 years at Ford, including as Vice President, Finance and Global Corporate Controller.

Our Strategy

Our strategy is to strengthen our leadership position as a supplier to the global automotive industry and to expand opportunistically into non-automotive markets. We believe that our core strengths described above position us to continue to provide a high-quality, low-cost value proposition to our customers, enabling profitable growth. Specific strategic objectives include:

Revenue Growth

Our strategy for revenue growth has three main pillars: organic automotive growth, expansion into solar and other non-automotive markets, and opportunistic acquisitions and joint ventures.

Organic Automotive Growth:    Although for planning purposes we have been and remain cautious about the pace of automotive industry recovery in 2010, we believe that vehicle growth will be above-average over the next three to five years. Having significantly improved our cost structure over the last three years, we believe that we are poised to benefit from an anticipated cyclical recovery in the European and North American markets and to grow in developing markets like Brazil and China. In terms of organic automotive growth, our planning assumption is that our growth will roughly track the growth in annual vehicle production. We will also strive to increase our share of business, principally through contract wins for new models developed by our existing customers and by expanding our customer base, while maintaining good geographic, customer and platform diversification.

Expansion into Solar and Other Non-Automotive Markets:    We intend to leverage our integrated engineering, manufacturing and program-management expertise to pursue growth opportunities in non-automotive markets. The solar industry shows promise for us, as many applications require highly engineered large stampings and complex welded structural assemblies that must be produced in high volume at repeatable tight tolerances, similar to our product requirements in the automotive industry. To date, we have won a solar agreement initially entered into in August 2009. The amount of revenues that we may generate from this agreement will depend in part upon the extent of the financing our customer is able to raise for its solar projects. Efforts by our customer to obtain such financing may be subject to substantial delays and may ultimately be unsuccessful. We cannot be sure when production will commence or when revenues will be generated from these projects until our customer secures appropriate financing. While we plan to invest approximately $30 to $35 million (net of government and other incentives) to support this agreement, we cannot yet predict the extent to which such spending will be made in 2010 or in subsequent periods. Our capital expenditures for these projects would include investing in a new facility in the southwest United States that could provide a base for additional expansion. We believe the solar industry in the United States and globally has the potential to grow at an average rate substantially greater than the trend rate for the automotive industry. Beyond solar, we believe there may be similar opportunities in the future to apply and extend our core skills in other industries, such as defense, wind or appliances.

Opportunistic Acquisitions and Joint Ventures:    We intend to analyze and pursue acquisition opportunities where we believe we can add value and realize synergies by improving operating results through application of our processes, as demonstrated in our own business. We anticipate that the automotive structural metal components and assemblies sector will experience increased consolidation and believe that we are well-positioned to participate successfully in that evolution. We also intend to seek suitable partners to set up additional joint ventures in developing automotive markets, such as China, which we believe have above-average secular growth prospects. While we regularly participate in discussions with potential acquisition targets and joint venture partners, there are presently no specific agreements that have reached the stage where execution has become probable.

Continuous Process-Driven Operating Improvements

Our business philosophy and approach is grounded in the fundamental importance of building capabilities through ongoing process awareness and improvements. That focus and mindset applies to daily plant and cash reports, to detailed monthly business reviews, to our adoption and implementation of Lean Six Sigma principles, to our global inventory reduction process, to our internal controls, to our employee engagement process that measures the involvement of our employees and to many other critical governance and business processes employed and under development in our company. Near-term results must be delivered, but we strive to do so in a way that is repeatable and sustainable, strengthening our longer-term competitiveness to the ultimate benefit of our customers, employees, suppliers and stockholders.

Intense Focus on Cash Flow

We have a common focus and an alignment of incentives throughout our company on the importance of operating cash flow. For example, we track cash on a daily basis and our global bonus program is tied largely to cash flow metrics. This common focus and aligned incentive with respect to cash flow among all our employees helps us in seeking to create value for our stockholders. For example, inventories were reduced from 23 average days on hand in December 2007 to approximately 13 average days on hand in December 2009.

Maintain a Sound Balance Sheet

We consider it critical to maintain a sound balance sheet in the cyclical automotive industry. That mindset and approach helped us weather the severe 2009 downturn without violating our loan covenants, and we intend to maintain this approach going forward. We anticipate reducing our leverage by applying the net proceeds from this offering to repay indebtedness.

Recent Developments

On August 24, 2010, our wholly owned subsidiaries Tower Automotive Holdings USA, LLC and TA Holdings Finance, Inc., which we refer to in this prospectus as the “Issuers,” consummated the sale of $430 million aggregate principal amount of their 10.625% Senior Secured Notes due 2017, resulting in estimated net proceeds to the Issuers of $409.4 million, after deducting original issue discount, discounts to the initial purchasers and estimated fees and expenses. We refer to such notes in this prospectus as the “notes.” The notes are jointly and severally and unconditionally guaranteed by Tower Automotive, LLC (which upon consummation of the Corporate Conversion will become Tower International, Inc.) on a senior unsecured basis, and by Tower Automotive, LLC’s existing domestic subsidiaries (other than TA Holdings Finance, Inc.) that are guarantors of our revolving credit facility and our synthetic letter of credit facility on a senior secured basis. See “Description of Certain Indebtedness — 10.625% Senior Secured Notes due 2017.” We used the net proceeds from the offering of the notes, as well as $5.9 million of our cash, to retire our first lien term loan, other than the synthetic letter of credit facility associated with that loan, which was not repaid. As of June 30, 2010, the U.S. Dollar and Euro tranches of our first lien term loan had stated interest rates of 4.79% per annum and 4.84% per annum, respectively, or 8.85% and 6.96%, respectively, when taking into account the impact of interest rate swaps. If we had consummated the notes offering and the retirement of our first lien term loan on January 1, 2009, on an as adjusted unaudited basis (i) we would have incurred interest expense of $67.8 million for the year ended December 31, 2009, as compared to $57.9 million reflected in our financial statements, thereby increasing our net loss by $9.9 million for such period, and (ii) we would have incurred interest expense of $33.6 million for the six months ended June, 2010, as compared with $27.8 million reflected in our financial statements, thereby increasing our net loss by $5.8 million for the applicable period. The increased interest expense amounts described in the preceding sentence were calculated based on the average balance on the first lien term loan during the applicable period, measured quarterly, multiplied by the weighted average annualized interest rate. The as adjusted unaudited data presented above is presented for informational purposes only and does not purport to represent what our results of operations actually would have been had the referenced events occurred on the dates indicated or to project our results of operations as of any future date or for any future period.

For the three months ended September 30, 2010, we anticipate revenues will be higher than the same period in 2009, reflecting increased industry production volume. Net loss attributable to Tower Automotive, LLC for the three months ended September 30, 2010 is expected to be higher than last year’s third quarter, largely explained by an expected decline in Adjusted EBITDA. Adjusted EBITDA for the three months ended September 30, 2010 is expected to be down from the three months ended September 30, 2009; higher volume is expected to be more than offset by adverse factors including higher launch expense in support of increased customer new-model activity, non-recurrence of a reduction in workers’ compensation expense recognized in last year’s third quarter, the inclusion in last year’s third quarter of recoveries of expenditures for customer-funded tooling we use in our manufacturing operations, and increased bonus expense. There can be no assurance that our actual results for the quarter ended September 30, 2010 will not differ from these expectations, and any such changes could be material. See “Risk Factors—Risk Factors Relating to our Common Stock and This Offering—There are material limitations with making estimates of our results for current or prior periods prior to the completion of our and our auditors normal review procedures for such periods.”

Ownership and Corporate Structure

Prior to this offering, we will become a Delaware corporation and all of our outstanding capital stock will be owned by Tower International Holdings, LLC, a newly formed entity controlled by Cerberus. We sometimes refer to Tower International Holdings, LLC in this prospectus as our controlling stockholder.

In connection with the closing of this offering, we will issue restricted stock units, or RSUs, to our executive officers, a board member and a consultant under one of our benefit plans. We will also grant stock options to our executive officers and other employees, each with an exercise price equal to the price to the public of our common stock offered in this offering. Immediately after this offering, Tower International Holdings, LLC will control approximately 67% (approximately 63% if the underwriters’ option to purchase additional shares is exercised in full) of our common stock. Such percentages are based on shares of common stock outstanding and do not take into account common stock underlying such RSUs and stock options. Such RSUs will have nine month and eighteen month vesting periods and such stock options will vest ratably on March 1, 2012, March 1, 2013 and March 1, 2014.

Our operations are conducted through a number of subsidiaries and joint ventures. The principal elements of our corporate structure are depicted below:

Corporate Information

Our principal executive offices are located at 17672 Laurel Park Drive North, Suite 400E, Livonia, Michigan 48152, and our telephone number is (248) 675-6000. For information regarding our corporate history, see “Business—Our History and Corporate Structure.” Our website address is www.towerautomotive.com. The information contained on our website or that can be accessed through our website is not part of this prospectus, and investors should not rely on any such information in deciding whether to purchase our common stock.

THE OFFERING

Common stock we are offering.	6,250,000 shares (or 7,187,500 shares if the underwriters exercise their option to purchase additional shares in full).

Common stock to be outstanding after this offering	18,717,866 shares (or 19,655,366 shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	The net proceeds to us from this offering will be approximately $87.5 million after deducting the underwriting discount and estimated expenses of this offering and assuming we sell the shares for $16.00 per share, representing the midpoint of the range on the cover page of this prospectus. Our estimated expenses are $5.5 million, $2.5 million of which were incurred and paid on or prior to June 30, 2010. We intend to use the net proceeds of this offering and $3 million of our cash to retire indebtedness. See “Use of Proceeds.”

Dividend policy	We do not intend to pay dividends on our common stock in the foreseeable future. See “Dividend Policy.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed ticker symbol	“TOWR”

Conflicts of interest	More than 5% of the net proceeds of the offering is expected to be used to repay borrowings we have received from both JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, and Wells Fargo Bank, N.A., an affiliate of Wells Fargo Securities, LLC. Because J.P. Morgan Securities LLC and Wells Fargo Securities, LLC are participating underwriters in this offering, a “conflict of interest” is deemed to exist under the applicable provisions of Rule 2720 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc., or FINRA. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. Rule 2720 currently requires that a “qualified independent underwriter,” as defined by the FINRA rules, participate in the preparation of the registration statement and the prospectus and exercise the usual standards of due diligence in respect thereto. Goldman, Sachs & Co. is serving in that capacity. For more information, see “Conflicts of Interest.”

The number of shares of common stock outstanding after the offering is based on 12,467,866 shares of common stock issuable pursuant to our Corporate Conversion and excludes 1,763,625 shares reserved for issuance under RSUs which we expect to grant to our executive officers, a board member and a consultant pursuant to one of our benefit plans in connection with the consummation of this offering, which RSUs will be subject to vesting requirements. See “Compensation Discussion and Analysis—Components of Compensation—Equity-Based Incentive Awards—Long Term Incentive Compensation Awards.” The number of shares of common stock outstanding after the offering also excludes stock options covering a total of 455,496 shares of our common stock which we expect to grant to our executive officers and other employees in connection with the consummation of this offering, which stock options will be subject to vesting requirements. See “Compensation Discussion and Analysis—Components of Compensation—Equity-Based Incentive Awards—2010 Equity Incentive Plan.”

Unless otherwise indicated, all information contained in this prospectus assumes that the underwriters do not exercise their option to purchase up to 937,500 additional shares of our common stock and assumes that our Corporate Conversion has been consummated.

For more detailed information regarding our common stock, see “Description of Capital Stock.”

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth (i) summary consolidated financial data of Tower Automotive, LLC, for periods after July 31, 2007, the date on which we acquired substantially all of the assets and assumed certain specific liabilities of Tower Automotive, Inc. and its United States subsidiaries in connection with the bankruptcy proceedings of Tower Automotive, Inc. and such subsidiaries and acquired the capital stock of substantially all of the foreign subsidiaries of Tower Automotive, Inc. and (ii) summary consolidated financial data of Tower Automotive, Inc. for periods on or before July 31, 2007. With respect to our financial data and throughout this prospectus, we refer to Tower Automotive, Inc. through July 31, 2007 as the Predecessor and we refer to Tower Automotive, LLC after July 31, 2007 as the Successor. The summary consolidated financial data for the periods ended December 31, 2009, 2008 and 2007 and July 31, 2007 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated financial data as of June 30, 2010 and for the six month periods ended June 30, 2010 and 2009 have been derived from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus. In the opinion of our management, such unaudited financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position for such periods.

Prior to the consummation of this offering, we will convert from a Delaware limited liability company to a Delaware corporation and will change our name from Tower Automotive, LLC to Tower International, Inc. We refer to this transaction as the Corporate Conversion. See “Business—Our History and Corporate Structure—Our Corporate Conversion.”

The summary consolidated financial data as of any date and for any period are not necessarily indicative of the results that may be achieved as of any future date or for any future period. As a result of the implementation of applicable accounting pronouncements relating to our acquisition of the Predecessor’s consolidated assets, the financial statements and financial data presented in this prospectus for dates and for periods ending on or before July 31, 2007 are not comparable with the financial statements and financial data presented in this prospectus for periods after July 31, 2007.

The following tables also set forth certain summary consolidated unaudited adjusted balance sheet data as of June 30, 2010, giving effect to the items described in footnotes 8 and 9 to the tables. In addition, the following tables present certain summary unaudited pro forma and adjusted pro forma summary of operations data for the year ended December 31, 2009 and the six months ended June 30, 2010, giving effect to the items described in footnotes 4, 5 and 6 to the tables. The summary consolidated unaudited adjusted balance sheet data and summary unaudited pro forma and adjusted pro forma summary of operations data are presented for informational purposes only and do not purport to represent what our financial condition or results of operations actually would have been had the referenced events occurred on the dates indicated or to project our financial condition or results of operations as of any future date or for any future period.

You should read the following summary financial data in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

Summary Consolidated Financial Data

	Successor					Predecessor(1)
	Six Months Ended June 30,		Year Ended December 31,		Five Months Ended December 31, 2007	Seven Months Ended July 31, 2007
	2010	2009	2009	2008
	(dollars in millions)
Statement of Operations Data:
Revenues	$980.8	$697.9	$1,634.4	$2,171.7	$1,086.1	$1,455.5
Cost of sales	872.0	681.9	1,536.8	1,991.3	970.5	1,325.9
Gross profit	108.8	16.0	97.6	180.4	115.6	129.6
Gross profit margin	11.1%	2.3%	6.0%	8.3%	10.6%	8.9%
Selling, general and administrative expenses(2)	$65.0	$53.3	$118.3	$138.6	$57.0	$77.2
Operating income/(loss)	37.6	(37.5)	(36.9)	34.0	55.5	30.0
Operating income/(loss) margin	3.8%	(5.4)%	(2.3)%	1.6%	5.1%	2.1%
Interest expense, net.	$27.3	$27.2	$56.9	$60.2	$34.0	$65.5
Net income/(loss) attributable to Tower Automotive, LLC	(2.6)	(39.0)	(67.9)	(52.3)	15.2	(106.0	)(3)

	Six Months Ended June 30, 2010				Year Ended December 31, 2009
	Actual	As Adjusted	As Further Adjusted		Actual	As Adjusted	As Further Adjusted
Basic and diluted pro forma loss per share	$(0.21)(4)	$(0.01)(5)	$(0.31	)(6)	$(5.45)(4)	$(3.38)(5)	$(3.91	)(6)

	Successor						Predecessor
	Six Months Ended June 30,			Year Ended December 31,		Five Months Ended December 31, 2007	Seven Months Ended July 31, 2007
	2010		2009	2009	2008
	(in millions)
Cash Flow Data:
Net cash provided by (used in)
Operating activities	$27.1		$(16.6)	$48.9	$200.6	$118.2	$18.3
Investing activities	(56.8	)(7)	(45.6)	(86.0)	(126.8)	(676.3)	(53.4)
Financing activities	36.3		68.3	50.8	(32.3)	651.4	53.0

	As of June 30, 2010
	Actual	As Adjusted for the Notes Offering(8)	As Further Adjusted for this Offering(9)
	(in millions)
Balance Sheet Data:
Cash and cash equivalents	$149.6	$143.7	$140.7
Total assets	1,300.7	1,297.1	1,291.6
Total debt(10)	654.1	641.3	548.3
Redeemable preferred units(11)	179.5	—	—
Total members’/stockholders’ equity (deficit)	(156.3)	42.7	130.2

	Successor						Predecessor
	Six Months Ended June 30,		Year Ended December 31,			Five Months Ended December 31, 2007	Seven Months Ended July 31, 2007
	2010	2009	2009	2008
	(dollars in millions)
Other Financial Data:
Adjusted EBITDA(12)	$102.4	$41.0	$125.0	$212.9		$123.6	$144.6
Adjusted EBITDA margin(13)	10.4%	5.9%	7.6%	9.8%		11.4%	9.9%
Capital expenditures(14)	$33.2	$26.9	$78.9	$129.1	(15)	$39.4	$38.5

	As of June 30, 2010
	Actual	As Adjusted for the Notes Offering	As Further Adjusted for this Offering
	(in millions)
Net debt(16)	$504.5	$497.6	$407.6

(1)	For information regarding our acquisition of the Predecessor’s business in 2007, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Bases of Presentation—2007 Acquisition.”
(2)	In connection with the closing of the notes offering, we agreed to pay a total of $5.5 million of compensation to our executive officers pursuant to a special incentive program. We have also committed to pay an additional $1.2 million under that program to certain executive officers upon the earlier of the consummation of this offering or August 24, 2011. See “Compensation Discussion and Analysis—Components of Compensation—Special Incentive Compensation.” This latter cash benefit will vest fully upon consummation of the closing of this offering. The payments of such $1.2 million vest immediately upon the closing of this offering because at such time there will be no further conditions to payment of that compensation. The full amount of the compensation paid pursuant to the special incentive program will be charged as a compensation expense against earnings in the year or years in which such compensation is paid.

In connection with the consummation of this offering, we expect to grant RSUs covering an aggregate of 1,763,625 shares of our common stock to our executive officers, a board member and a consultant under our 2010 long-term incentive compensation program. See “Compensation Discussion and Analysis—Components of Compensation—Equity-Based Incentive Awards—Long Term Incentive Compensation Awards.” The grant date value of the RSUs, less an estimated forfeiture amount, will be charged as a compensation expense against earnings over the vesting period of the RSUs, commencing in 2010.

In connection with the consummation of this offering, we expect to grant stock options covering an aggregate of 455,496 shares of our common stock to our executive officers and other employees, each with an exercise price equal to the price to the public of our common stock sold in this offering. See “Compensation Discussion and Analysis—Components of Compensation—Equity-Based Incentive Awards—2010 Equity Incentive Plan.” The grant date value of the stock options, less an estimated forfeiture amount, will be charged as a compensation expense against earnings over the vesting period of the stock options, commencing in 2010.

Assuming the price to the public equals the mid-point of the price range set forth on the cover page of this prospectus and there is no change in the number of shares of common stock offered hereby, we will not be required to establish a potential bonus pool under our Value Creation Plan established for the benefit of approximately 70 employees, none of whom are executive officers. See “Compensation Discussion and Analysis—Compensation for Employees Who Are Not Named Executive Officers or Directors—Value Creation Plan.” The Value Creation Plan provides that actual payments of bonus amounts will not occur earlier than the date on which Tower International Holdings, LLC sells shares of our common stock with aggregate proceeds equal to the sum of (a) $180.9 million plus a ten percent return on such amount accruing from July 31, 2010 and (b) $25 million plus a ten percent return on such amount accruing from August 24, 2010. The aggregate bonus pool will represent a specified percentage, ranging from 3.75% to 4.2%, of the “net value gained” by affiliates of CCM in respect of their equity investment in Tower International Holdings, LLC. The “net value gained” is a formula amount designed to reflect the net unrealized profit in connection with this offering by affiliates of CCM in respect of their investment in such entity. Any compensation paid pursuant to the Value Creation Plan will be charged as a compensation expense against earnings over a period ending on the estimated date of payment of such compensation.

Upon consummation of the notes offering, we established a bonus pool of up to $7.5 million under our Supplemental Value Creation Program, also for the benefit of approximately 70 employees, none of whom are executive officers. This program provides that actual payments of such bonus amounts will be subject to nine and eighteen month vesting requirements. See “Compensation Discussion and Analysis—Compensation for Employees Who Are Not Named Executive Officers or Directors— Supplemental Value Creation Program.” Any compensation paid pursuant to the Supplemental Value Creation Program will be charged as a compensation expense against earnings over the applicable vesting periods.

Set forth below is a summary of the amounts of the bonus and equity-based awards described above. The RSUs and stock options are described in terms of the number of shares of common stock underlying such RSUs and stock options.

($ in millions)	Special Incentive Compensation ($)	RSUs (#)	Stock Options (#)	Value Creation Plan ($)		Supplemental Value Creation Program ($)
Executive officers	$6.7	1,558,825	269,360	—		—
Directors	—	74,354	—	—		—
Others	—	130,446	186,136	$—		$7.5

Total	$6.7	1,763,625	455,496	$—	(a)(b)	$7.5	(a)

(a)	The amount to be charged against earnings, if any, will be subject to reduction based on an estimated forfeiture amount for the awards.
(b)	If the price to the public in this offering equals the mid-point of the price range set forth on the cover page of this prospectus and there is no change in the number of shares of common stock offered hereby, no amounts will be payable pursuant to this plan. An increase of $1.00 in the offering price would not change this result.

(3)	Represents amounts attributable to the Predecessor.
(4)	Pro forma loss per share gives effect to the Corporate Conversion as if it had occurred on the first day of the periods presented. It has been calculated by dividing the net loss attributable to Tower Automotive, LLC by 12,467,866, constituting the number of shares of common stock to be issued pursuant to the Corporate Conversion.
(5)	Adjusted pro forma loss per share also adjusts pro forma loss per share to give effect to the repayment of $53.5 million of our revolving credit facility with a portion of the net proceeds from this offering and to give effect to the use of the balance of such net proceeds and $3 million of our cash to repay other debt, as described under “Use of Proceeds”. As we have made no determination as to the debt to be repaid other than indebtedness under our revolving credit facility, we have assumed that the other debt to be repaid would have an interest rate equal to the weighted average interest rate applicable to such other debt. For purposes of this calculation, during the periods presented we have reduced the net loss attributable to Tower Automotive, LLC by the interest expense on the debt to be repaid, net of applicable taxes. We refer to such net loss, as so adjusted, as the “IPO adjusted net loss attributable to Tower Automotive, LLC”. We have then divided the IPO adjusted net loss attributable to Tower Automotive, LLC by 18,717,866, constituting the sum of (i) the number of shares of common stock to be issued pursuant to the Corporate Conversion and (ii) the number of shares to be sold in this offering. The interest expense amounts used in such calculation for our revolving credit facility were based on the interest rate in effect at the end of each quarter during the pro forma period.
(6)	As further adjusted pro forma loss per share further adjusts pro forma loss per share to give effect to the notes offering as if it occurred on the first day of the periods presented and the concurrent retirement of our first lien term loan. For purposes of this calculation, during the periods presented we have further adjusted the IPO adjusted net loss attributable to Tower Automotive, LLC by adding to interest expense the difference between the interest expense on the notes and the interest expense on our first lien term loan after giving effect to hedging arrangements applicable to the first lien term loan. We refer to the IPO adjusted net loss attributable to Tower Automotive, LLC, as further adjusted to give effect to the notes offering, as the “IPO/Notes adjusted net loss attributable to Tower Automotive, LLC”. We have then divided the IPO/Notes adjusted net loss attributable to Tower Automotive, LLC by 18,717,866, constituting the sum of (i) the number of shares of common stock to be issued pursuant to the Corporate Conversion and (ii) the number of shares to be sold in this offering. The interest expense amounts used in such calculations for the first lien term loan were calculated based on the average balance on the first lien term loan during such period, measured quarterly, multiplied by the weighted average annualized interest rate.

(7)	During the first quarter of 2010, we acquired a manufacturing facility in Artern, Germany which represents $16.7 million of the cash utilized for investing activities.
(8)	As adjusted balance sheet data gives effect to the notes offering, pursuant to which we received gross proceeds of $417.2 million (representing $430 million aggregate principal amount less $12.8 million of original issue discount) and used those proceeds together with the cancellation transaction described below and $5.9 million of our cash to retire our first lien term loan (other than the synthetic letter of credit facility associated with that loan, which was not repaid) and to pay related fees and expenses. As adjusted balance sheet data does not reflect the payment of $5.5 million under our special incentive program resulting from the closing of the notes offering or the payment of $1.2 million under such program that will occur in connection with the consummation of this offering. See footnote 2 above. In connection with consummation of the notes offering, Cerberus caused one of its affiliates to cancel $25 million aggregate principal amount of our first first lien term loan in exchange for equity in Tower Automotive, LLC. More specifically, the amount of distributions Cerberus and its affiliates are entitled to receive under Tower Automotive, LLC’s operating agreement (or under the operating agreement of Tower International Holdings, LLC after the consummation of the Corporate Conversion) prior to the capital units held on behalf of management becoming vested increased by $25 million, together with interest thereon. See note 18 to our financial statements for the six months ended June 30, 2010. All references in this prospectus to use of proceeds from the notes offering and the retirement of our first lien term loan give effect to such cancellation transaction.

As adjusted balance sheet data also gives effect to the conversion of our redeemable preferred units into capital units, as described in footnote 11 below.

(9)	As further adjusted balance sheet data also gives effect to (i) the Corporate Conversion, (ii) the sale of 6,250,000 shares of common stock by us in this offering at an assumed initial public offering price of $16.00 per share (representing the mid point of the price range on the cover page of this prospectus) and (iii) the use of the net proceeds of this offering and $3 million of our cash to reduce debt, as described under “Use of Proceeds”.
(10)	Consists of short-term and long-term debt, current portion of long-term debt and capital lease obligations.
(11)	Represents preferred equity interests in Tower Automotive, LLC. See Note 18 to our consolidated financial statements as of June 30, 2010 and for the six month periods ended June 30, 2010 and 2009. On August 12, 2010, the preferred units, common units and management incentive plan units of Tower Automotive, LLC, which constituted all of the equity interests in Tower Automotive, LLC, were converted into capital units of Tower Automotive, LLC.
(12)	Adjusted EBITDA is included in this prospectus, and in Note 16 to our consolidated financial statements, because it is one of the principal factors upon which our management assesses operating performance. Our Chief Executive Officer measures the operating performance of our segments on the basis of Adjusted EBITDA. In addition to adjusting net income/(loss) to exclude interest expense, income taxes, depreciation and amortization, Adjusted EBITDA also adjusts net income/(loss) by excluding items or expenses as set forth below. Adjusted EBITDA is not a measure of operating performance defined in accordance with generally accepted accounting principles, or GAAP. However, our management believes that Adjusted EBITDA is useful to investors in evaluating our performance because it is a commonly used financial metric for measuring and comparing the operating performance of companies in our industry. We believe that the disclosure of Adjusted EBITDA offers an additional financial metric that, when coupled with our GAAP results and the reconciliation to our GAAP results presented below, provides a more complete understanding of our results of operations and the factors and trends affecting our business.

Adjusted EBITDA should not be considered as an alternative to net income/(loss) as an indicator of our operating performance, as an alternative to net cash provided by operating activities as a measure of liquidity, or as an alternative to any other measure prescribed by GAAP. The primary limitations associated with the use of Adjusted EBITDA as compared to GAAP results are (i) other companies in our industry may define EBITDA differently than we define Adjusted EBITDA and, as a result, our references to Adjusted EBITDA may not be comparable to similarly titled measures used by other companies in our industry and

(ii) it excludes financial information that some may consider important in evaluating our operating performance. We compensate for these limitations by providing the following disclosure of the differences between Adjusted EBITDA and GAAP results, including providing a reconciliation of Adjusted EBITDA to GAAP results, to enable investors to perform their own analysis of our operating results.

Adjusted EBITDA is calculated as follows:

	Successor					Predecessor
	Six Months Ended June 30		Year Ended December 31		Five Months Ended December 31, 2007	Seven Months Ended July 31, 2007
	2010	2009	2009	2008
	(in millions)
Net income / (loss) attributable to Tower Automotive, LLC	$(2.6)	$(39.0)	$(67.9)	$(52.3)	$15.2	$(106.0)

Adjustments:
Depreciation and amortization	58.7	79.4	$147.7	$170.3	$61.3	$90.5
Interest expense, net	27.3	27.2	56.9	60.2	34.0	65.5
Restructuring(a)	4.7	(1.1)	13.4	4.8	1.8	22.4
Provision / (benefit) for income taxes	8.4	2.8	(1.1)	19.5	10.4	15.0

Chapter 11 and related reorganization items(b)	—	—	—	—	—	62.2
Other (income) / loss, net(c)	—	(32.4)	(33.7)	—	—	—
Non-controlling interest, net of tax(d)	4.5	3.9	8.9	6.6	3.0	5.4
Equity in joint ventures(e)	—	—	—	—	(7.1)	(12.4)
Receivable factoring charges(f)	0.2	0.2	0.8	0.7	1.6	1.7
Compensation expense related to the special incentive program(g)	0.5	—	—	—	—	—
Other adjustments(h)	0.7	—	—	3.1	3.4	0.3

Total adjustments	$105.0	$80.0	$192.9	$265.2	$108.4	$250.6

Adjusted EBITDA	$102.4	$41.0	$125.0	$212.9	$123.6	$144.6

(a)	Represents costs associated with facilities closures or permanent layoffs, including (i) closure and other exit costs and (ii) termination and severance payments.
(b)	Primarily represents professional fees and other costs associated with the Predecessor’s bankruptcy proceedings.
(c)	Represents gains associated with a reduction in our synthetic letter of credit facility and then a repurchase and retirement of a portion of our first lien term loan.
(d)	Represents the net income attributable to non-controlling partners in entities that we consolidate in our financial results, given the controlling nature of our interests in these entities.
(e)	Represents our portion of the net income of our non-controlled joint venture with Metalsa S.A. de C.V., or Metalsa, which we sold in December 2007.
(f)	Represents the discounts taken by our customers when making payments on our accounts receivable before the normal payment terms would require payment. We have excluded these amounts from Adjusted EBITDA because they represent a form of finance charge and finance charges have otherwise been excluded in calculating Adjusted EBITDA.

(g)	In connection with the closing of the notes offering, we agreed to pay a total of $5.5 million to our executive officers pursuant to a special incentive program. Upon the earlier to occur of consummation of this offering or August 24, 2011, we are committed to pay an additional $1.2 million to certain executive officers pursuant to this program.
(h)	Other adjustments consist of one-time costs associated with discontinued operations for the period ended July 31, 2007; one-time costs associated with the acquisition of the assets of the Predecessor for the period ended December 31, 2007; one-time costs associated with due diligence on a potential acquisition for the period ended December 31, 2008; and one-time costs related to the acquisition of a facility in Artern, Germany for the period ended June 30, 2010.
(13)	Represents Adjusted EBITDA divided by revenues. We believe that Adjusted EBITDA margin is useful to investors in evaluating our performance because Adjusted EBITDA is a commonly used financial metric for measuring and comparing the operating performance of companies in our industry. In addition, we use Adjusted EBITDA margin because we believe it is helpful to us and to investors when comparing our performance over various reporting periods on a consistent basis, as Adjusted EBITDA excludes items that we do not believe reflect our core operating performance.
(14)	Capital expenditures do not equal cash disbursed for purchases of property, plant, and equipment as presented in our consolidated statement of cash flows, and as shown in Note 16 to our consolidated financial statements, include amounts paid and accrued during the periods presented.
(15)	Includes $30.6 million of lease buyout payments that we paid in 2008 to terminate certain equipment leases in Europe and North America. Our Adjusted EBITDA improved by approximately $14.6 million per year as a result of these lease termination payments.
(16)	Represents total debt less cash and cash equivalents. We regard net debt as a useful measure of our outstanding debt obligations. Our use of the term “net debt” should not be understood to mean that we will use any cash on hand to repay debt. Net debt, adjusted to reflect the use of the net proceeds of this offering as described under “Use of Proceeds” and the use of $3 million of our cash to reduce debt, is calculated as follows:

	June 30, 2010
	Actual	As Adjusted for the Notes Offering		As Further Adjusted for this Offering
	(in millions)
Total debt	$654.1	$641.3	(a)	$548.3	(a)
Cash and cash equivalents	(149.6)	(143.7)		(140.7)

Net debt	$504.5	$497.6		$407.6

(a)	As adjusted and as further adjusted total debt is presented net of $12.8 million of original issue discount in respect of the notes.

RISK FACTORS

An investment in our common stock is subject to a number of risks. You should carefully consider the risks described below together with all the other information contained in this prospectus before deciding whether to purchase our common stock. If any of the following risks occurs, our business, financial condition, prospects and results of operations could be harmed. In such an event, the trading price of our common stock could decline and you may lose part or all of your investment.

Risk Factors Relating to Our Industry and Our Business

The recent deterioration in the global economy, the global credit markets and the financial services industry has severely and negatively affected demand for automobiles and automobile parts and our business, financial condition, results of operations and cash flows.

Demand for and pricing of our products are subject to economic conditions and other factors present in the various domestic and international markets where our products are sold. The level of demand for our products depends primarily upon the level of consumer demand for new vehicles that are manufactured with our products. The level of new vehicle purchases is cyclical, affected by such factors as general economic conditions, interest rates, consumer confidence, consumer preferences, patterns of consumer spending, fuel costs and the automobile replacement cycle.

The global economic crisis that has existed for at least the last two years and continues to exist has resulted in delayed and reduced purchases of durable consumer goods, such as automobiles. As a result, our OEM customers have significantly reduced their production. According to CSM Worldwide®, vehicle production during 2009 decreased by 32% and 43% in North America and by 20% and 25% in Europe, as compared to 2008 and 2007, respectively. This was the principal reason our revenues declined by $537 million, or 25%, from 2008 to 2009. These unprecedented conditions have had a severe and negative impact on our business, financial condition, results of operations and cash flows.

In addition, there has recently been significant economic instability in several countries in the European Union where we conduct business. Such instability could adversely affect our business, financial condition, results of operations and cash flows.

Further deterioration in the United States and world economies could exacerbate the difficulties experienced by our customers and suppliers in obtaining financing, which, in turn, could materially and adversely impact our business, financial condition, results of operations and cash flows.

Lending institutions have suffered and may continue to suffer losses due to their lending and other financial relationships, especially because of the general weakening of the global economy and the increased financial instability of many borrowers. Longer-term disruptions in the credit markets could further adversely affect our customers by making it increasingly difficult for them to obtain financing for their businesses and for their customers to obtain financing for automobile purchases. Our OEM customers typically require significant financing for their respective businesses. In addition, our OEM customers typically have related finance companies that provide financing to their dealers and customers. These finance companies have historically been active participants in the securitization markets, which have experienced severe disruptions during the global economic crisis. Our suppliers, as well as the other suppliers to our customers, may face similar difficulties in obtaining financing for their businesses. If capital is not available to our customers and suppliers, or if its cost is prohibitively high, their businesses would be negatively impacted, which could result in their restructuring or even reorganization/liquidation under applicable bankruptcy laws. Any such negative impact, in turn, could materially and negatively affect our company either through the loss of revenues to any of our customers so affected, or due to our inability to meet our commitments without excess expense resulting from disruptions in supply caused by the suppliers so affected.

A number of automobile manufacturers are, and over the last several years have been, facing severe financial difficulties. Many automobile manufacturers have undertaken significant restructuring actions in an effort to improve profitability and remain solvent. Weaknesses in the capital markets combined with a slowdown in global automotive demand have increased the pressure on our customers and their cash reserves. Automobile manufacturers are burdened with substantial structural and embedded costs, such as facility overhead, pension expenses and healthcare costs, that have caused some manufacturers, including GM and Chrysler, to seek government financing and, ultimately, file for bankruptcy protection. Due to the declining economic situation, the United States government granted General Motors and Chrysler government loans to assist them in obtaining the necessary capital to continue to operate. In spite of the government programs, Chrysler filed for bankruptcy on April 30, 2009 and GM filed for bankruptcy on June 1, 2009. Chrysler and GM emerged from bankruptcy on June 10, 2009 and July 10, 2009, respectively. Other automakers are likewise experiencing difficulties from a weakened economy, tightening credit and reduced demand for their products. For example, certain automakers have sought and been granted government assistance in countries such as Germany, Sweden, Brazil, France, Britain, Portugal, Spain, and Canada in an attempt to sustain viability. We may be adversely affected by either a bankruptcy filing or merger or sale of an OEM. We cannot assure you that governmental responses to these disruptions will restore consumer confidence or improve the liquidity of the financial markets.

Given the significant decline in global automotive demand, many automotive suppliers have experienced a significant drop in their cash flow, which has caused certain of such companies to breach some of their debt covenants. Due to the tight credit market, there can be no assurance that these companies will be able to amend their debt covenants on commercially reasonable terms. This, in turn, may cause significant supply issues that could materially and adversely affect us.

Financial difficulties experienced by any major customer could have a material adverse impact on us if such customer were unable to pay for the products we provide or we experienced a loss of, or material reduction in, business from such customer. As a result of such difficulties, we could experience lost revenues, significant write-offs of accounts receivable, significant impairment charges or additional restructurings beyond the steps we have taken to date.

The automobile industry is highly cyclical and cyclical downturns in our domestic or international business segments negatively impact our business, financial condition, results of operations and cash flows.

The volume of automotive production in North America, Europe and the rest of the world has fluctuated, sometimes significantly from year-to-year, and such fluctuations give rise to fluctuations in demand for our products. Because we have significant fixed production costs, relatively modest declines in our customers’ production levels can have a significant adverse impact on our results of operations. Our results of operations have been negatively impacted over the last several years in part due to declines in North American production levels from prior periods. According to CSM Worldwide®, vehicle production during 2009 decreased by 32% and 43% in North America and by 20% and 25% in Europe as compared to 2008 and 2007, respectively.

The highly cyclical nature of the automotive industry presents a risk that is outside our control and that cannot be accurately predicted. For example, many believe that the current global economic crisis will continue throughout 2010 and we cannot assure you that we will be able to maintain or improve our results of operations in a stagnant or diminishing economic environment. Moreover, a number of factors that we cannot predict can and have impacted cyclicality in the past. Further decreases in demand for automobiles generally, or in the demand for our products in particular, could materially and adversely impact our business, financial condition, results of operations and cash flows.

Product recalls by OEMs could negatively impact their production levels and therefore have a material adverse impact on our business, financial condition, results of operations and cash flows.

There have recently been significant product recalls by some of the world’s largest automobile manufacturers. Toyota, for example, has engaged in a recall of some of its most popular models. Recalls may result in decreased production levels due to (i) an OEM focusing its efforts on addressing the problems underlying the recall, as opposed to generating new sales volume, and (ii) consumers’ electing not to purchase automobiles manufactured by the OEM initiating the recall, or by OEMs in general, while such recalls persist. Any reductions in OEM production volumes, especially those OEMs that are our existing customers, could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Product liability claims could cause us to incur losses and damage our reputation.

Many of our products are critical to the structural integrity of a vehicle. As such, we face an inherent business risk of exposure to product liability claims in the event of the failure of our products to perform to specifications, or if our products are alleged to result in property damage, bodily injury or death. In addition, if any of our products are, or are alleged to be, defective, we may be required to participate in a recall involving those products. We are generally required under our customer contracts to indemnify our customers for product liability claims in respect of our products. In addition, we do not have insurance covering product recalls. Accordingly, we may be materially and adversely impacted by product liability claims.

The decreasing number of automotive parts customers could make it more difficult for us to compete favorably.

Our business, financial condition, results of operations and cash flows could be materially and adversely affected because the OEM customer base is consolidating. As a result, we are competing for business from fewer customers. Due to the cost focus of these major customers, we have been, and expect to continue to be, requested to reduce prices as part of our initial business quotations and over the life of contracts we have been awarded. We cannot be certain that we will be able to generate cost savings and operational improvements in the future that are sufficient to offset price reductions requested by customers and to make us profitable and position us to win additional business.

The decreasing number of automotive parts suppliers could make it more difficult for us to compete favorably.

Consolidation and bankruptcies among automotive parts suppliers are resulting in fewer and larger competitors who benefit from purchasing and distribution economies of scale. If we cannot compete favorably in the future with these larger suppliers, our business, financial condition, results of operations and cash flows could be adversely affected due to a reduction of, or inability to increase, revenues.

We may have difficulty competing favorably in the highly competitive automotive parts industry.

The automotive parts industry is highly competitive. Although the overall number of competitors has decreased due to ongoing industry consolidation, we face significant competition within each of our major product areas, including from new competitors entering the markets that we serve, and from OEMs seeking to integrate vertically. The principal competitive factors include price, quality, global presence, service, product performance, design and engineering capabilities, new product innovation and timely delivery. We cannot assure you that we will be able to continue to compete favorably in these competitive markets or that increased competition will not have a material adverse effect on our business by reducing our ability to increase or maintain sales and profit margins. A number of our major OEM customers manufacture products which compete with our products. Our OEM customers tend to outsource less when they have idle capacity.

We principally compete for new business at the beginning of the development of new models and upon the redesign of existing models by major OEM customers. New model development generally begins three-to-five years prior to the marketing of such models to the public. Redesign of existing models begins during the life cycle of a platform, usually at least two-to-three years before the end of the platform’s life cycle. The failure to obtain new business on new models or to retain or increase business on redesigned existing models, could adversely affect our business, financial condition, results of operations, and cash flows. In addition, as a result of the relatively long lead times required for many of our structural components, it may be difficult in the short term for us to obtain new revenues to replace any unexpected decline in the sale of existing products.

The inability for us, our customers and/or our suppliers to obtain and maintain sufficient debt financing, including working capital lines, and credit insurance may adversely affect our, our customers’ and our suppliers’ liquidity and financial condition.

Our working capital requirements can vary significantly, depending in part on the level, variability and timing of our customers’ worldwide vehicle production and the payment terms with our customers and suppliers. Our liquidity could also be adversely impacted if our suppliers were to suspend normal trade credit terms and require payment in advance or payment on delivery. If our available cash flows from operations are not sufficient to fund our ongoing cash needs, we would be required to look to our cash balances and availability for borrowings under our credit facilities to satisfy those needs, as well as potential sources of additional capital, which may not be available on satisfactory terms and in adequate amounts, if at all.

Capital markets conditions have made it difficult for companies, including ours, to raise and maintain the liquidity necessary to operate. While we believe that we have sufficient liquidity to operate, there can be no assurance that we, our customers and our suppliers will continue to have such ability. This may increase the risk that we cannot produce our products or will have to pay higher prices for our inputs. These higher prices may not be recovered in our selling prices.

Our suppliers often seek to obtain credit insurance based on the strength of the financial condition of our subsidiary with the payment obligation, which may be less robust than our consolidated financial condition. If we were to experience liquidity issues, our suppliers may not be able to obtain credit insurance and in turn would likely not be able to offer us payment terms that we have historically received. Our failure to receive such terms from our suppliers could have a material adverse effect on our liquidity.

We may incur material costs related to product warranties and other legal proceedings, which could have a material adverse impact on our business, financial condition, results of operations and cash flows.

If our warranty expense estimates differ materially from our actual claims, or if we are unable to estimate future warranty expense for new products, our business and financial results could be harmed. Currently, we have limited exposure to warranty claims with our present products and historically we have incurred limited expense in relation to warranty claims; however, as we transition to new products in the future, including within our solar business, we may incur substantial warranty expense related to these products.

From time to time, we are involved in legal proceedings, claims or investigations that are incidental to the conduct of our business. Some of these proceedings allege damages against us relating to environmental liabilities, personal injury claims, taxes, employment matters or commercial or contractual disputes.

We cannot assure you that the costs, charges and liabilities associated with these matters will not be material, or that those costs, charges and liabilities will not exceed any amounts reserved for them in our consolidated financial statements. In future periods, we could be subject to cash costs or non-cash charges to earnings if any of these matters is resolved unfavorably to us.

We are dependent on large customers for current and future revenues. The loss of any of these customers or the loss of market share by these customers could have a material adverse impact on us.

We depend on major vehicle manufacturers for our revenues. For example, during 2009, Volkswagen, Fiat and Ford accounted for 17%, 13% and 13% of our revenues, respectively. The loss of all or a substantial portion of our sales to any of our large-volume customers could have a material adverse effect on our business, financial condition, results of operations and cash flows by reducing cash flows and by limiting our ability to spread our fixed costs over a larger revenue base. We may make fewer sales to these customers for a variety of reasons, including, but not limited to:

•	loss of awarded business;

•	reduced or delayed customer requirements;

•	OEMs’ insourcing business they have traditionally outsourced to us;

•	strikes or other work stoppages affecting production by our customers; or

•	reduced demand for our customers’ products.

See “—Further deterioration in the United States and world economies could exacerbate the difficulties experienced by our customers and suppliers in obtaining financing, which, in turn, could materially and adversely impact our business, financial condition, results of operations and cash flows.”

In addition, Ford has sold Volvo Car Corporation to Geely, a privately-owned Chinese OEM. The change in ownership may adversely impact our ability to win new business from Volvo. We cannot predict how Volvo will be operated in the future.

The loss of key customer platforms could materially and adversely affect our business.

Our typical sales contract with a customer provides for supplying that customer’s requirements for a particular platform, rather than manufacturing a specific quantity of components. Our revenues contracts generally run for the life of the platform, usually three to ten years, and do not require the purchase by our customers of any minimum number of components. The loss or significant reduction in demand for vehicles for which we produce components could have a material adverse effect on our existing and future revenues and net income. The loss of one or more significant platforms, or a significant decrease in purchases from us in respect of such platforms, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be unable to realize revenues represented by our awarded business, which could materially and adversely impact our business, financial condition, results of operations and cash flows.

The realization of future revenues from awarded business is inherently subject to a number of important risks and uncertainties, including the number of vehicles that our customers will actually produce, the timing of that production and the mix of options that our customers may choose. Prior to 2008, substantially all of our North American customers had slowed or maintained at relatively flat levels new vehicle production for several years. During 2009, new vehicle production decreased dramatically as a result of the global economic crisis. In addition, we have agreed with our customers, that during the course of our awarded business, and as sales volume increases, we will lower the per unit cost of our products, and such savings will, in part, be passed on to our customers. Accordingly, we cannot assure you that we will realize any or all of the future revenues represented by our awarded business. Any failure to realize these revenues could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition to not having a commitment from our customers regarding the minimum number of products they must purchase from us if we obtain awarded business, typically the terms and conditions of the agreements with our customers provide that they have the contractual right to unilaterally terminate our contracts with them with no notice or limited notice. If such contracts are terminated by our customers, our ability to obtain compensation from our customers for such termination is generally limited to the direct out-of-pocket costs that we incurred for raw materials and work-in-progress and in certain instances undepreciated capital expenditures.

We base a substantial part of our planning on the anticipated lifetime revenues of particular products. We calculate the lifetime revenues of a product by multiplying our expected price for a product by forecasted production volume during the length of time we expect the related vehicle to be in production. We use a third-party forecasting service, CSM Worldwide®, to provide long-term forecasts which allows us to determine how long a vehicle is expected to be in production. Lifetime revenues associated with a particular platform are not guaranteed and are not equivalent to backlog. If we over-estimate the production units or if a customer reduces its level of anticipated purchases of a particular platform as a result of reduced demand, our actual revenues for that platform may be substantially less than the lifetime revenues we had anticipated for that platform. See “—Our ability to recognize revenues from our agreement with Stirling Energy Systems, or SES, is subject to several risks, any one of which could materially and adversely impact our business, financial condition, results of operations and cash flows.”

Typically, it takes two to five years from the time a manufacturer awards a program until the program is launched and production begins. In many cases, we must commit substantial resources in preparation for production under awarded customer business well in advance of the customer’s production start date. Although we have been successful in recovering these costs under appropriate circumstances in the past, we cannot assure you that our results of operations will not be materially adversely impacted in the future if we are unable to recover these types of pre-production costs related to our customers’ cancellation of awarded business.

Shifts in demand away from light trucks and sport utility vehicles could materially and adversely impact our business, financial condition, results of operations and cash flows.

In our North American operations, we are heavily dependent on SUVs and pickup trucks, which accounted for approximately 61% of North American revenues in 2009. As fuel prices increased significantly during the first half of 2008, consumers began to shift their purchases from these types of vehicles to cross-over utility vehicles, or CUVs, and passenger cars. CUVs are vehicles built on car platforms but that have many features similar to a traditional SUV. While gas prices have moderated, there has not been a substantial shift back to SUVs and pickup trucks. These trends could adversely affect our North American operations as the product life cycles are long and it will take time to diversify the North American portfolio.

Our joint venture partners may have interests that are not consistent with those of the joint venture, thereby resulting in our joint venture failing to achieve the results we desire.

We have two joint ventures in China. In both instances, our joint venture partner is also affiliated with the largest customer of the joint venture. As such, these partners may negotiate on behalf of customers of the joint venture for sales terms that are not in the best interest of the joint venture. More specifically, when acting on behalf of a customer, our joint venture partners effectively receive 100% of the benefits of revenues terms, but when acting as a joint venture partner we must share with them any benefits received by the joint venture. This may create a misalignment of incentives between us and our joint venture partners that could have a material adverse impact on our business.

Our ability to recognize revenues from our agreement with Stirling Energy Systems, or SES, is subject to several risks, any one of which could materially and adversely impact our business, financial condition, results of operations and cash flows.

There are several risks directly associated with our solar agreement with SES. SES must secure significant financing in order to be in a position to purchase the products we have agreed to manufacture. There can be no assurances when or if financing will be made available to SES. In order for us to produce large stamped mirror-facet panels and welded support structures for SES, we must equip a facility for production that we are leasing in Arizona. We may not be able to recover the costs we incur in establishing this facility if the contractual arrangement with SES is not a long-term success.

Our anticipated revenue from our solar agreement is based on a number of assumptions and subject to significant uncertainties and contingencies, including non-binding and uncertain volume estimates and pricing targets. The amount of revenues that we may generate will depend in part upon the extent of the financing SES is able to raise for its solar projects. The term of the agreement is five years, except that it will automatically extend if necessary to assure that a specified production volume threshold has been met. There is no guarantee that the

SES agreement will produce the expected revenues. SES is not required to purchase a minimum number of mirror-facet components and welded support structures from us. The revenues that we obtain from our solar agreement are entirely dependent on the sales that SES achieves for its products. Additionally, SES has the right to terminate the agreement with us if, among other reasons, the products we sell to SES are persistently and verifiably uncompetitive with the products sold by another company at similar volumes and with similar capital investment requirements. Under no circumstances should the existence of our solar agreement be regarded as a representation or prediction that we will achieve or are likely to achieve any particular results. Additionally, we do not have prior experience manufacturing components for the solar industry and therefore cannot assure you that we will be able to produce solar components in mass volume or that our margins associated with solar revenues will be comparable to our margins in our automotive business.

We have agreed to provide a three-year warranty on the products that we sell to SES. We will warrant to SES that, among other things, our products are free from defects, conform to specifications and have been manufactured in compliance with all applicable laws. Should the products we sell to SES be found to be defective or otherwise violate our warranties to SES, we could face significant expenses to comply with our SES warranty obligations.

The termination of, or damage to, one or more of our relationships with key third-party suppliers could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We obtain raw materials and components, including some of our steel, from third-party suppliers. Any delay in receiving supplies could impair our ability to deliver products to our customers and, accordingly, could have a material adverse effect on our business, financial condition, results of operations and cash flows. Some of our suppliers are the sole source for a particular supply item. Loss of or damage to our relationships with these suppliers could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Various factors could result in the termination of our relationship with any supplier or the inability of suppliers to continue to meet our requirements on favorable terms. For example, the volatility in the financial markets and uncertainty in the automotive sector could result in exposure related to the financial viability of certain of our key third-party suppliers. Severe financial difficulties at any of our major suppliers could have a material adverse effect on us if we were unable to obtain, on a timely basis, on similar economic terms, the quantity and quality of components and raw materials we require to produce our products. In response to financial pressures, suppliers may also exit certain business lines, or change the terms on which they are willing to provide raw material and components to us.

Disruptions in the automotive supply chain could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The automotive supply chain has been faced with severe cash flow problems as a result of the significantly lower production of vehicles, increases in certain raw material, commodity and energy costs and restricted access to additional liquidity. Several automotive suppliers have filed for bankruptcy protection or ceased operations. Severe financial difficulties, including bankruptcy, of any automotive supplier could have a significant disruptive effect on the entire automotive industry, leading to, among other things, supply chain disruptions and labor unrest. For example, if a parts supplier were to cease operations, it could force the automotive manufacturers to whom the supplier provides parts to shut down their operations. This, in turn, could force other suppliers, including us, to shut down production at plants that are producing products for these automotive manufacturers.

The volatility of steel prices may adversely affect our results of operations.

We utilize steel and various purchased steel products in virtually all of our products. We refer to the “net steel impact” as the combination of the change in steel prices that are reflected in customer pricing, the change in the cost to procure steel from the mills, and the change in our recovery of scrap steel, which we refer to as offal.

While we strive to achieve a neutral net steel impact over time, we are not always successful in achieving that goal. Changes in steel prices may affect our liquidity because of the time difference between our payment for our steel and our collection of cash from our customers. We tend to pay for replacement materials, which are more expensive when steel prices are rising, over a much shorter period. As a result, rising steel prices may cause us to draw greater than anticipated amounts from our credit lines to cover the cash flow cycle from our steel purchases to cash collection for related accounts receivable. This cash requirement for working capital is higher in periods when we are increasing our inventory quantities.

A by-product of our production process is the generation of offal. We typically sell offal in secondary markets, which are similar to the steel markets. We generally share our recoveries from sales of offal with our customers either through scrap sharing agreements, in cases where we are on resale programs, or in the product pricing that is negotiated regarding increases and decreases in the steel price in cases where we purchase steel directly from the mills. In either situation, we may be impacted by the fluctuation in scrap steel prices, either positive or negative, in relation to our various customer agreements. Since scrap steel prices generally increase and decrease as steel prices increase and decrease, our sale of offal may mitigate the severity of steel price increases and limit the benefits we achieve through steel price declines. Any dislocation in offal and steel prices could negatively affect our business, financial condition, results of operations and cash flows.

The seasonality we experience in our business may negatively impact our quarterly results of operations, cash flows and liquidity.

Our business is seasonal. Our customers in Europe typically shut down vehicle production during portions of July or August and during one week in our fourth quarter. Our North American customers typically shut down vehicle production for approximately two weeks during July and for one week during December. Such seasonality may adversely affect our results of operations, cash flows and liquidity during the third and fourth quarters of our fiscal year.

We have significant operating lease obligations and our failure to meet those obligations could adversely affect our business, financial condition, results of operations and cash flows.

We lease many of our manufacturing facilities and certain capital equipment. Our lease expense under these operating leases was $24.1 million for the year ended December 31, 2009 and $10.9 million for the six months ended June 30, 2010. A failure to pay our lease obligations would constitute a default allowing the applicable landlord or lessor to pursue remedies available to it under our leases and applicable law, which could include taking possession of property that we utilize in our business and, in the case of facilities leases, evicting us. In addition, we are party to two master leases with entities affiliated with a single commercial real estate company that cover a number of our leased properties. These master leases require us to continue to perform under the leases with respect to certain properties that we are no longer using. Such obligations negatively impact our results of operations.

We may incur material costs related to plant closings, which could have a material adverse impact on our business, financial condition, results of operations and cash flows.

If we must close additional manufacturing locations because of loss of business or consolidation of manufacturing facilities, the employee severance, asset retirement and other costs, including reimbursement costs relating to public subsidies, to close these facilities may be significant. In certain locations that are subject to leases, we may continue to incur material costs consistent with the initial lease terms. Due to the current state of the global economy, there is no assurance that additional plants will not have to be closed. We continually attempt to align production capacity with demand, which may result in additional closures. Historically, we have incurred significant costs related to the closure of our facilities and can provide no assurance that such costs will not be material in the future.

Our ability to operate effectively could be impaired if we are unable to recruit and retain key personnel.

Our success depends, in part, on the efforts of our executive officers and other key senior managers and employees. Our senior management team has reoriented our business towards anticipated future demand and potential alternative markets and has implemented significant productivity initiatives. The loss of members of our senior management team could jeopardize our ability to execute these business strategies and could adversely impact our efforts to improve our cost competitiveness. In addition, our future success will depend on, among other factors, our ability to continue to attract and retain qualified personnel. For example, we will also need to attract engineers with experience in non-automotive areas in order to continue our efforts in the solar industry and explore opportunities in other non-automotive industries. The loss of the services of our executive officers, senior managers or other key employees, or the failure to attract or retain qualified employees, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The hourly workforce in the automotive industry is highly unionized and our business could be adversely affected by labor disruptions.

As of December 31, 2009, we had approximately 7,400 employees, of whom approximately 5,000 were covered under collective bargaining agreements. If major work disruptions involving our employees were to occur, our business could be adversely affected by a variety of factors, including a loss of revenues, increased costs and reduced profitability. We cannot assure you that we will not experience a material labor disruption at one or more of our facilities in the future in the course of renegotiation of our labor arrangements or otherwise. In addition, substantially all of the hourly employees of North American vehicle manufacturers and many of their suppliers are represented by the United Automobile, Aerospace and Agricultural Implement Workers of America under collective bargaining agreements. Vehicle manufacturers and suppliers and their employees in other countries are also subject to labor agreements. A work stoppage or strike at our production facilities, at those of a significant customer, or at a significant supplier of ours, such as the 2008 strike at American Axle that resulted in 30 General Motors facilities in North America being idled for several months, could have a material adverse impact on us by disrupting demand for our products or our ability to manufacture our products. Also, we cannot assure you that the labor rate following a renegotiation of any of our current collective bargaining agreements will be beneficial to us.

We sponsor a defined benefit pension plan that is underfunded and will require substantial cash payments. Additionally, if the performance of the assets in our pension plan does not meet our expectations, or if other actuarial assumptions are modified, our required contributions may be higher than we expect.

We sponsor a defined benefit pension plan that is underfunded. Although the Predecessor ceased benefit accruals under the plan, we anticipate that the plan may require substantial cash payments in order to meet our funding obligations. These cash contributions may be significant in future periods and could adversely impact our cash flow.

Additionally, our earnings may be positively or negatively impacted by the amount of income or expense recorded for our pension plan. GAAP requires that income or expense for pension plans be calculated at the annual measurement date using actuarial assumptions and calculations. These calculations reflect certain assumptions, the most significant of which relate to the capital markets, interest rates and other economic conditions. Changes in key economic indicators can change these assumptions. These assumptions, along with the actual value of assets at the measurement date, will impact the calculation of pension expense for the year. Although GAAP expense and pension contributions are not directly related, the key economic indicators that affect GAAP expense also affect the amount of cash that we would contribute to our pension plan. As a result of current economic instability, the investment portfolio of the pension plan has experienced volatility and a decline in fair value. Because the values of these pension plan assets have fluctuated and will fluctuate in response to changing market conditions, the amount of gains or losses that will be recognized in subsequent periods, the impact on the funded status of the pension plan and the future minimum required contributions, if any, could have a material adverse effect on our business, financial condition, results of operations and cash flows, but such impact cannot be determined at this time.

We are subject to environmental requirements and risks as a result of which we may incur significant costs, liabilities and obligations.

We are subject to a variety of environmental and pollution control laws, regulations and permits that govern, among other things, soil, surface water and groundwater contamination; the generation, storage, handling, use, disposal and transportation of hazardous materials; the emission and discharge of materials, including greenhouse gases, or GHGs, into the environment; and health and safety. If we fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators or become subject to litigation. Environmental and pollution control laws, regulations and permits, and the enforcement thereof, change frequently, have tended to become more stringent over time and may necessitate substantial capital expenditures or operating costs.

Under certain environmental requirements, we could be responsible for costs relating to any contamination at our or a predecessor entity’s current or former owned or operated properties or third-party waste-disposal sites, even if we were not at fault. Soil and groundwater contamination is being addressed at certain of these locations. In addition to potentially significant investigation and cleanup costs, contamination can give rise to third-party claims for fines or penalties, natural resource damages, personal injury or property damage.

We cannot assure you that our costs, liabilities and obligations relating to environmental matters will not have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may incur material costs related to the return or retirement of leased and owned assets, which could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Facility leases generally require that the premises be returned to the owner or lessor in the original condition. Asset leases also may require the disassembly and removal of heavy equipment at the termination of the lease. Costs are incurred in connection with the removal of equipment and general cleanup resulting from past operations and/or equipment removal. In addition, environmental assessments, notifications to regulatory authorities and cancellation of permits may be required. Finally, costs associated with the removal and/or mitigation of asbestos-containing materials also may be incurred in connection with lease terminations, improvements to facilities or otherwise. We have established reserves for these asset retirement obligations based, in part, on past experiences at other facilities that we have operated. Although we believe our estimates of costs associated with asset retirement obligations are reasonable, future experience may require us to revise these estimates. We could be subject to material cash or non-cash charges to earnings if we are required to incur material additional costs based on our ongoing analyses of the asset retirement obligations at our properties.

We are subject to risks related to our international operations.

Our international operations include manufacturing facilities in China, South Korea, Brazil and Europe, and we sell our products in each of these areas. For the year ended December 31, 2009, approximately 71% of our revenues were derived from operations outside the United States. International operations are subject to various risks that could have a material adverse effect on those operations and our business as a whole, including:

•	exposure to local economic conditions;

•	exposure to local political conditions, including the risk of seizure of assets by a foreign government;

•	exposure to local social unrest, including any resultant acts of war, terrorism or similar events;

•	exposure to local public health issues and the resultant impact on economic and political conditions;

•	foreign currency exchange rate fluctuations;

•	hyperinflation in certain foreign countries;

•	the risk of government-sponsored competition;

•	controls on the repatriation of cash, including the imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries; and

•	export and import restrictions.

Foreign exchange rate fluctuations could cause a decline in our financial condition, results of operations and cash flows.

As a result of our international operations, we are subject to risk because we generate a significant portion of our revenues and incur a significant portion of our expenses in currencies other than the U.S. dollar. To the extent that we have significantly more costs than revenues generated in a foreign currency, we are subject to risk if the foreign currency in which our costs are paid appreciates against the currency in which we generate revenues because the appreciation effectively increases our cost in that country. The financial condition, results of operations and cash flows of some of our operating entities are reported in foreign currencies and then translated into U.S. dollars at the applicable foreign exchange rate for inclusion in our consolidated financial statements. As a result, appreciation of the U.S. dollar against these foreign currencies generally will have a negative impact on our reported sales and profits while depreciation of the U.S. dollar against these foreign currencies will generally have a positive effect on reported revenues and profits. A significant amount of our revenues are denominated in Euros. Economic instability in the European Union and the related decline in the value of the Euro could have a material adverse effect on our business, financial condition, results of operations and cash flows.

To the extent we are unable to match revenues received in foreign currencies with costs paid in the same currency, foreign exchange rate fluctuations in that currency could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may use a combination of natural hedging techniques and financial derivatives to protect against certain foreign currency exchange rate risks. Such hedging activities may be ineffective or may not offset more than a portion of the adverse financial impact resulting from foreign currency variations. Gains or losses associated with hedging activities also may negatively impact operating results.

We will have increased exposure to depreciation in the Euro due to the exchange of U.S. dollar for Euro denominated debt as a result of our retirement of our outstanding first lien term loan and the issuance of the notes in August 2010. We intend to evaluate our hedging activities in light of such exposure, but there is no guarantee we will be able to effectively mitigate such risk.

Entering new markets, such as our entry into solar power, poses new competitive threats and commercial risks.

As we seek to expand into markets beyond vehicle structural components and assemblies, we expect to diversify our product revenues by leveraging our development, engineering and manufacturing capabilities in order to source necessary parts and components for other industries. Such diversification requires investments and resources that may not be available as needed. While we have signed a contract with a customer in the solar energy industry, we cannot guarantee that we will win additional solar energy or other contracts in new markets. Furthermore, even if we sign contracts in new markets, we cannot guarantee that we will be successful in leveraging our capabilities into these new markets and thus in meeting the needs of these new customers and competing favorably in these new markets. If these customers experience reduced demand for their products or financial difficulties, our future prospects will be negatively affected as well.

Any acquisitions we make could disrupt our business and materially harm our financial condition, results of operations and cash flows.

We may, from time to time, consider acquisitions of complementary companies, products or technologies. Acquisitions involve numerous risks, including difficulties in the assimilation of the acquired businesses, the diversion of our management’s attention from other business concerns, the assumption of unknown liabilities, undisclosed risks impacting the target and potential adverse effects on existing business relationships with current customers and suppliers. In addition, any acquisitions could involve the incurrence of substantial additional indebtedness or dilution to our stockholders. We cannot assure you that we will be able to successfully integrate any acquisitions that we undertake or that such acquisitions will perform as planned or prove to be beneficial to our operations and cash flow. Any such failure could seriously harm our financial condition, results of operations and cash flows.

Our historical financial information is not comparable to our current financial condition, results of operations and cash flows because of our use of purchase accounting in connection with the purchase of assets from the bankruptcy estate of the Predecessor (which resulted in a new valuation for our assets and liabilities to their fair values).

It may be difficult for you to compare both our historical and future results to our results for the period before August 1, 2007. The acquisition of our assets from the Predecessor was accounted for utilizing purchase accounting, which resulted in a new valuation for our assets and liabilities to their fair values. This new basis of accounting began on August 1, 2007. In addition, we expect future acquisitions, if any, will also be accounted for using purchase accounting and, therefore, similar limitations regarding comparability of historical and subsequent results could arise.

The mix of profits and losses in various jurisdictions may have an impact on our overall tax rate, which in turn, may adversely affect our profitability.

Our overall effective tax rate is equal to our total tax expense as a percentage of our total operating profit or loss before tax. However, tax expenses and benefits are determined separately for each of our taxpaying entities or groups of entities that is consolidated for tax purposes in each jurisdiction. Losses in such jurisdictions may provide no current financial statement tax benefit. As a result, changes in the mix of projected profits and losses between jurisdictions, among other factors, could have a significant impact on our overall effective tax rate.

Negative or unexpected results from tax audits could adversely affect us.

We are currently subject to tax audits by governmental authorities in the United States and numerous non-United States jurisdictions. Because the results of tax audits are inherently uncertain, negative or unexpected results from one or more such tax audits could adversely affect us.

Proposed future United States federal income tax legislation could adversely impact our effective tax rate.

In May 2009, President Obama’s administration announced proposed future tax legislation that would if enacted into law substantially modify the rules governing the United States taxation of owners of certain non-United States subsidiaries. In February 2010, President Obama’s administration delivered a proposed budget reflecting similar proposed future tax legislation. These potential changes include, but are not limited to: limitations on the deferral of United States taxation of foreign earnings; limitations on the ability to claim and utilize foreign tax credits; and deferral of various tax deductions until non-United States earnings are repatriated to the United States. Each of these proposals would be effective for taxable years beginning after December 31, 2010. Many details of the proposals remain unknown, although if any of these proposals are enacted into law they could adversely impact our effective tax rate.

The value of our deferred tax assets could become impaired, which could materially and adversely affect our operating results.

As of December 31, 2009, we had approximately $5.6 million in net deferred income tax assets. These deferred tax assets include net operating loss carryforwards that can be used to offset taxable income in future periods and reduce income taxes payable in those future periods. We periodically determine the probability of the realization of deferred tax assets, using significant judgments and estimates with respect to, among other things, historical operating results, expectations of future earnings and tax planning strategies. If we determine in the future that there is not sufficient positive evidence to support the valuation of these assets, due to the factors described above or other factors, we may be required to further adjust the valuation allowance to reduce our deferred tax assets. Such a reduction could result in material non-cash expenses in the period in which the valuation allowance is adjusted and could have a material adverse effect on our results of operations.

Our ability to utilize our net operating loss carryforwards may be limited and delayed. As of December 31, 2009, we had U.S. net operating loss carryforwards of approximately $148.5 million. Certain provisions of the United States tax code could limit our annual utilization of the net operating loss carryforwards. There can be no assurance that we will be able to utilize all of our net operating loss carryforwards and any subsequent net operating loss carryforwards in the future.

In addition, adverse changes in the underlying profitability and financial outlook of our operations in several foreign jurisdictions could lead to changes in our valuation allowances against deferred tax assets and other tax accruals that could adversely affect our financial results.

Further, subsequent to consummation of this offering, we may have an “ownership change” for purposes of Section 382 of the Internal Revenue Code if, under certain circumstances, our existing stockholders were to sell within a specified period a sufficient amount of our common stock that they then possess to cause an ownership change. If we do experience an ownership change, we may be further limited, pursuant to Section 382 of the Internal Revenue Code, in using our then-current net operating losses to offset taxable income for taxable periods (or portions thereof) beginning after such ownership change. Consequently, in the future we may be required to pay increased cash income taxes because of the Section 382 limitations on our ability to use our net operating loss carryforwards. Increased cash taxes would reduce our after-tax cash flow.

We have a material amount of goodwill, which, if it becomes impaired, would result in a reduction in our net income and stockholders’ equity.

Goodwill represents the amount by which the cost of an acquisition accounted for using the purchase method exceeds the fair value of the net assets acquired. GAAP requires that goodwill be periodically evaluated for impairment based on the fair value of the reporting unit. A significant percentage of our total assets represent goodwill primarily associated with the purchase of our assets from the Predecessor in 2007. Declines in our profitability or the value of comparable companies may impact the fair value of our reporting units, which could result in a write-down of goodwill and a reduction in net income.

As of June 30, 2010, we had approximately $60.7 million of goodwill on our consolidated balance sheet that could be subject to impairment. In addition, if we acquire new businesses in the future, we may recognize additional goodwill, which could be significant. We could also be required to recognize additional impairments in the future and such an impairment charge could have a material adverse effect on our financial position and results of operations in the period of recognition.

We may face risks relating to climate change that could have an adverse impact on our business.

GHG emissions have increasingly become the subject of substantial international, national, regional, state and local attention. GHG emission regulations have been promulgated in certain of the jurisdictions in which we operate, and additional GHG requirements are in various stages of development. For example, the United States Congress is considering legislation that would establish a nationwide limit on GHGs. In addition, the United States Environmental Protection Agency (EPA) has finalized regulations that will affect GHG emissions from mobile and stationary sources pursuant to the federal Clean Air Act. When effective, such measures could require us to modify existing or obtain new permits, implement additional pollution control technology, curtail operations or increase our operating costs. In addition, our OEM customers may seek price reductions from us to account for their increased costs resulting from GHG regulations. Further, growing pressure to reduce GHG emissions from mobile sources could reduce automobile sales, thereby reducing demand for our products and ultimately our revenues. Thus, any additional regulation of GHG emissions, including through a cap-and-trade system, technology mandate, emissions tax, reporting requirement or other program, could adversely affect our business, results of operations, financial condition, reputation, product demand and liquidity.

Risk Factors Relating to Our Indebtedness

We have a substantial amount of indebtedness, which could have a material adverse effect on our financial health and our ability to fund our operations, to obtain financing in the future and to react to changes in our business, and which could adversely affect the price of our common stock.

We have substantial indebtedness for borrowed money. As of June 30, 2010, on a pro forma basis after giving effect to the notes offering and the application of the net proceeds from the notes offering as well as the use of $5.9 million of our cash to retire our first lien term loan (other than the synthetic letter of credit facility portion thereof), we would have had indebtedness for borrowed money (including capital leases) of $641.3 million in the aggregate (net of $12.8 million original issue discount in respect of the issuance of the notes) with interest rates ranging from 2.18% to 14.57%.

Our significant amount of debt could limit our ability to satisfy our obligations, limit our ability to operate our businesses and impair our competitive position. For example, it could:

•	adversely affect our stock price;

•	make it more difficult for us to satisfy our obligations under our financing documents;

•

increase our vulnerability to adverse economic and general industry conditions, including interest rate fluctuations, because a portion of our borrowings are, and will continue to be, at variable rates of interest;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce the availability of our cash flow from operations to fund working capital, capital expenditures or other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and industry;

•	place us at a disadvantage compared to competitors that may have proportionately less debt;

•	limit our ability to obtain additional debt or equity financing due to applicable financial and restrictive covenants in our debt agreements; and

•	increase our cost of borrowing.

We may not be able to refinance any of our debt or we may not be able to refinance our debt on commercially reasonable terms.

As of June 30, 2010, on a pro forma basis after giving effect to the notes offering and the application of the net proceeds from the notes offering as well as the use of $5.9 million of our cash to retire our first lien term loan (other than the synthetic letter of credit facility portion thereof), $109.9 million of our indebtedness (including capital leases) had a maturity of one year or less. We cannot assure you that we will be able to refinance, extend the maturity or otherwise amend the terms of our existing indebtedness, or whether any refinancing, extension or amendment will be on commercially reasonable terms. The indebtedness issued in any refinancing of our existing indebtedness could have a significantly higher rate of interest and greater costs than our existing indebtedness. There can be no assurance that the financial terms or covenants of any new credit facility and/or other indebtedness issued to refinance our existing indebtedness will be the same or as favorable as those under our existing indebtedness.

Our ability to complete a refinancing of our existing indebtedness prior to their respective maturities is subject to a number of conditions beyond our control. For example, if a disruption in the financial markets were to occur at the time that we intended to refinance this indebtedness, we might be restricted in our ability to access the financial markets. If we were unable to make payments or refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as:

•	sales of assets;

•	sales of equity; or

•	negotiations with lenders and their respective agents to restructure the applicable debt.

Our debt instruments may restrict, or market or business conditions may limit, our ability to employ some of our options.

In addition, under our credit agreements, a change in control may lead the lenders to exercise remedies such as acceleration of the loan, termination of their obligations to fund additional advances and collection against the collateral securing such loan and in the case of the notes, a change in control may lead to one or more noteholders exercising their change of control put right.

Despite our current indebtedness levels, we may still be able to incur substantially more debt. This could exacerbate the risks associated with our substantial leverage.

Although we expect to use the net proceeds from this offering to retire existing indebtedness, we may incur additional indebtedness in the future or refinance existing debt prior to the respective maturities of such debt. After giving pro forma effect to the notes offering and the application of the net proceeds from the notes offering as well as the use of $5.9 million of our cash to retire our first lien term loan, as of June 30, 2010 (other than the synthetic letter of credit facility portion of the first lien term loan, which was not repaid), we would have had $56.8 million of availability for additional borrowings of senior secured indebtedness under our revolving credit facility and would have been able to cause the issuance of $4.4 million of additional letters of credit under our synthetic letter of credit facility. We could also incur indebtedness under other existing as well as additional financing arrangements. If new debt or other liabilities are added to our current debt levels, the related risks that we now face could intensify.

We may be unable to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations, certain of which have short term maturities, depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to financial, business and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay or refinance our indebtedness, including the notes and our revolving credit facility.

If we are unable to service our debt or pay our other obligations, we will be forced to take actions such as revising or delaying our strategic plans, reducing or delaying capital expenditures, selling assets, restructuring or refinancing such debt, or seeking additional equity capital. We may be unable to effect any of these remedies on satisfactory terms, or at all. Our revolving credit facility, our synthetic letter of credit facility and the indenture governing the notes restrict our ability to dispose of assets and use the proceeds from such disposition. We may not be able to consummate those dispositions or to use those proceeds to meet any debt service obligations then due. For more information, see “Description of Certain Indebtedness.”

If we cannot make scheduled payments on our debt, we will be in default and, as a result:

•	the indenture trustee or the noteholders who collectively hold at least 25% in principal amount of the outstanding notes could declare all outstanding principal and interest to be due and payable;

•

the lenders under our revolving credit facility, our synthetic letter of credit facility and the agreements governing certain of our other indebtedness could terminate their commitments to lend to us and to issue letters of credit, and such lenders could foreclose against the assets securing our borrowings; and

•	we could be forced into bankruptcy or liquidation.

Certain of our debt is owned by Cerberus, which controls our controlling stockholder, and in certain instances such as in the event of a default under the financing documents governing such debt, the interests of Cerberus in its capacity as a lender may be adverse to the interests of our stockholders.

As of August 26, 2010, Cerberus, which controls our controlling stockholder, owned all $27.5 million of the commitments under our synthetic letter of credit facility. Cerberus may have interests as a lender which differ from the interests of our stockholders. In the event that Cerberus seeks to exercise certain rights that it has pursuant to the financing documents governing our indebtedness, such actions could be adverse to the interests of our stockholders. In addition, Cerberus and our controlling stockholder may have an incentive to cause us to refinance such debt, even if the terms available in the market are not as attractive as the terms contained in our existing indebtedness.

Our debt instruments restrict our current and future operations.

The financing documents governing our indebtedness impose significant operating and financial restrictions on us. These restrictions limit our ability and the ability of our subsidiaries to, among other things:

•	incur or guarantee additional debt, incur liens, or issue certain equity;

•	declare or make distributions to our stockholders, repurchase equity or prepay certain debt;

•	make loans and certain investments;

•	make certain acquisitions of equity or assets;

•	enter into certain transactions with affiliates;

•	enter into mergers, acquisitions and other business combinations;

•	consolidate, transfer, sell or otherwise dispose of certain assets;

•	use the proceeds from sales of assets and stock;

•	enter into sale and leaseback transactions;

•	enter into restrictive agreements;

•	make capital expenditures;

•	change our fiscal year;

•	amend or modify organizational documents; and

•	engage in businesses other than the businesses we currently conduct.

In addition to the restrictions and covenants listed above, certain of our financing documents require us, under certain circumstances, to comply with specified financial maintenance covenants. Any of these restrictions or covenants could limit our ability to plan for or react to market conditions or meet certain capital needs and could otherwise restrict our corporate activities.

Any one or more of the risks mentioned herein, as well as events not yet contemplated, could result in our failing to meet such covenants and restrictions. Our ability to comply with these covenants and restrictions may be affected by events beyond our control, and an adverse development affecting our business could require us to seek waivers or amendments of such covenants or restrictions or alternative or additional sources of financing. We cannot assure you that these waivers, amendments or alternative or additional financings could be obtained, or if obtained, would be on terms acceptable to us.

A breach of any of the covenants or restrictions contained in any of our existing or future financing agreements, including our inability to comply with the financial maintenance covenants in such financing documents, could result in an event of default under those financing documents. Any such event of default could permit the agent or lenders under our financing documents, if such documents so provide, to discontinue lending, to accelerate the related debt as well as any other debt to which a cross acceleration or cross default provision applies, and to declare all borrowings outstanding under our financing arrangements to be immediately due and payable and institute enforcement proceedings against those assets that secure the extensions of credit under our outstanding indebtedness. In addition, the agent or lenders could terminate any commitments they had made to supply us with further funds. If the agent or lenders require immediate repayments, we may not be able to repay them in full. This could adversely affect our financial results, liquidity and cash flow and our ability to service our indebtedness and could lead to our bankruptcy.

Substantially all of our subsidiaries’ assets are pledged as collateral under secured financing arrangements.

As of June 30, 2010, on a pro forma basis after giving effect to the notes offering and the application of the net proceeds therefrom as well as the use of $5.9 million of our cash to retire our first lien term loan (other than the synthetic letter of credit facility portion thereof), there was $600.5 million (net of $12.8 million original issue discount in respect of the issuance of the notes) of secured indebtedness outstanding under our financing arrangements. Substantially all of our subsidiaries’ assets are pledged as collateral for these borrowings. As of June 30, 2010, on a pro forma basis after giving effect to the notes offering and the application of the net proceeds therefrom as well as the use of $5.9 million of our cash to retire our first lien term loan (other than the synthetic letter of credit facility portion thereof), our secured financing arrangements permitted additional borrowings of up to a maximum of $65.4 million and an additional $4.4 million of available letters of credit to be issued under our synthetic letter of credit facility. Most of our domestic subsidiaries are either primary obligors or guarantors under a secured financing arrangement. Substantially all of our domestic subsidiaries’ assets are pledged as collateral for these guarantees. If we are unable to repay all secured borrowings when due, whether at maturity or if declared due and payable following a default, the agent or the lenders, as applicable, would have the right to proceed against the collateral pledged to secure the indebtedness and may sell the assets pledged as collateral in order to repay those borrowings, which could have a material adverse effect on our businesses, financial condition, results of operations and cash flows.

We operate as a holding company and depend on our subsidiaries for cash to satisfy the obligations of the holding company.

Tower International, Inc. is a holding company. Our subsidiaries conduct all of our operations and own substantially all of our assets. Our cash flow and our ability to meet our obligations depends on the cash flow of our subsidiaries. In addition, the payment of funds in the form of dividends, intercompany payments, tax sharing payments and other forms are in certain instances subject to restrictions under the terms of our subsidiaries’ financing arrangements.

Our variable rate indebtedness exposes us to interest rate risk, which could cause our debt costs to increase significantly.

A significant portion of our borrowings are at variable rates of interest and expose us to interest rate risks. As of June 30, 2010, on a pro forma basis after giving effect to the notes offering and the application of the net proceeds therefrom to retire our first lien term loan (other than the synthetic letter of credit facility portion thereof), approximately 26% of our total debt would have been at variable interest rates. Based on amounts outstanding of our variable rate debt as of June 30, 2010, on a pro forma basis after giving effect to the notes offering and the application of the net proceeds therefrom to retire our first lien term loan (other than the synthetic letter of credit facility portion thereof), a 1% increase in the per annum interest rate for our variable rate debt would increase our interest expense by approximately $1.7 million annually. An increase in borrowings under our revolving credit facility or any similar replacement facilities which provide for variable interest rates would increase our exposure to increases in market interest rates.

Our ability to borrow under our revolving credit facility is subject to an annual appraisal of certain of our assets. Such appraisal could result in the reduction of available borrowings under this facility, thereby negatively impacting our liquidity.

The borrowings available under our revolving credit facility are subject to the calculation of a borrowing base, which is based upon the value of certain of our assets, including accounts receivable, inventory and property, plant and equipment, which we refer to as PP&E. The administrative agent for this facility causes a third party to perform an appraisal of the assets included in the calculation of the borrowing base either on an annual basis or, if our availability under the facility is less than $30,000,000 during any twelve month period, as frequently as on a semi-annual basis. In addition, if certain material defaults under the facility have occurred and are continuing, the administrative agent has the right to perform any such appraisal as often as it deems necessary in its sole discretion. During 2008 and 2009, the appraised value of our PP&E was less than the value of such assets used in the calculation of the borrowing base at the time of the previous appraisal, thereby reducing available borrowings under our revolving credit facility. If any such appraisal results in a significant reduction of the borrowing base, a portion of the outstanding indebtedness under the facility could become immediately due and payable.

Risk Factors Relating to Our Common Stock and This Offering

The price of our common stock may be volatile.

The price at which our common stock will trade after this offering may be volatile due to a number of factors, including:

•	actual or anticipated fluctuations in our financial condition or annual or quarterly results of operations;

•	changes in investors’ and financial analysts’ perception of the business risks and conditions of our business;

•	changes in, or our failure to meet, earning estimates and other performance expectations of investors or financial analysts;

•	unfavorable commentary or downgrades of our stock by equity research analysts;

•	our success or failure in implementing our growth plans;

•	changes in the market valuations of companies viewed as similar to us;

•	changes or proposed changes in governmental regulations affecting our business;

•	changes in key personnel;

•	depth of the trading market in our common stock;

•	failure of securities analysts to cover our common stock after this offering;

•	termination of the lock-up agreement or other restrictions on the ability of our existing stockholders to sell shares after this offering;

•	future sales of our common stock;

•	the granting or exercise of employee stock options or other equity awards;

•	increased competition;

•	realization of any of the risks described elsewhere under “Risk Factors”; and

•	general market and economic conditions.

In addition, equity markets have experienced significant price and volume fluctuations that have affected the market prices for the securities of newly public companies for a number of reasons, including reasons that may be unrelated to our business or operating performance. These broad market fluctuations may result in a material decline in the market price of our common stock and you may not be able to sell your shares at prices you deem acceptable. In the past, following periods of volatility in the equity markets, securities class action lawsuits have been instituted against public companies. Such litigation, if instituted against us, could result in substantial cost and the diversion of management attention.

The shares you purchase in this offering will experience immediate and substantial dilution.

The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our outstanding common stock. Assuming an initial public offering price of $16.00 per share, representing the midpoint of the range on the cover page of this prospectus, purchasers of our common stock will effectively incur dilution of $12.95 per share in the net tangible book value of their purchased shares. Conversely, the shares of our common stock owned by existing stockholders will receive a material increase in net tangible book value per share. You may experience additional dilution if we issue common stock in the future. As a result of this dilution, you may receive significantly less than the full purchase price you paid for the shares in the event of liquidation.

Upon consummating this offering, Tower International, Inc. will be a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards and, as a result, will qualify for, and intends to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to these requirements.

Upon completion of this offering, Cerberus, through our controlling stockholder, will continue to control a majority of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under these standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•

the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we may not have a majority of independent directors and our nominating and corporate governance and compensation committees will not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements. As of August 26, 2010, Cerberus also owned 100 percent of our synthetic letter of credit facility.

The interests of our controlling stockholder in its capacity as a stockholder may be adverse to the interests of our other stockholders.

After this offering, our controlling stockholder will continue to be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. Our controlling stockholder will also have sufficient voting power to amend our organizational documents.

We cannot assure you that the interests of our controlling stockholder will coincide with the interests of other holders of our common stock. Additionally, Cerberus, which controls our controlling stockholder, is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Our certificate of incorporation provides that neither Cerberus or its affiliates, nor members of our board of directors who are not our employees (including any directors who also serve as officers) or their affiliates, have any duty to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business in which we operate. Cerberus and our controlling stockholder may also pursue, for their own accounts, acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. So long as our controlling stockholder continues to own a significant amount of our common stock, it will continue to be able to strongly influence or effectively control our decisions, including director and officer appointments, potential mergers or acquisitions, asset sales and other significant corporate transactions. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are directed by Cerberus, its affiliates or our directors to themselves or their other affiliates instead of to us.

For a description of Cerberus’ interest as a lender to our company, see “— Certain of our debt is owned by Cerberus, which controls our controlling stockholder, and in certain instances such as in the event of a default under the financing documents governing such debt, the interests of Cerberus in its capacity as a lender may be adverse to the interests of our stockholders.”

Shares eligible for future sale may cause the market price of our common stock to decline, even if our business is doing well.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales may occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Upon completion of this offering, our certificate of incorporation will authorize us to issue 350,000,000 shares of common stock and we will have 18,717,866 shares of common stock outstanding. Of these outstanding shares, the 6,250,000 shares of common stock sold in this offering will be freely tradable, without restriction, in the public market unless purchased by our affiliates. The remaining 12,467,866 shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), which will be freely tradable subject to applicable holding period, volume and other limitations under Rule 144 or Rule 701 of the Securities Act.

Upon completion of this offering, the restricted securities will be subject to a lock-up agreement with the underwriters, restricting the sale of such shares for 180 days after the date of this offering. This lock-up agreement is subject to a number of exceptions, however, and holders may be released from these agreements without prior notice at the discretion of each of the representatives of the underwriters. Moreover, after expiration of the lock-up our controlling stockholder, as the holder of an aggregate of 12,467,866 shares of our common stock, will have rights, subject to some conditions, to require us to file registration statements covering its shares or to include its shares in registration statements that we may file for ourselves or other stockholders. Once we register these shares, they can be freely sold in the public market upon issuance.

A trading market may not develop for our common stock, and you may not be able to sell your stock.

There is no established trading market for our common stock, and the market for our common stock may be highly volatile or may decline regardless of our operating performance. You may not be able to sell your shares at or above the initial public offering price.

Prior to this offering, you could not buy or sell our equity publicly. Our common stock has been approved for listing on the New York Stock Exchange. However, an active public market for our common stock may not develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.

The initial public offering price will be determined through negotiation between us and representatives of the underwriters, and may not be indicative of the market price for our common stock after this offering.

Reports published by securities or industry analysts, including projections in those reports that exceed our actual results, could adversely affect our common stock price and trading volume.

We currently expect that securities research analysts, including those affiliated with our underwriters, will establish and publish their own periodic projections for our business. These projections may vary widely from one another and may not accurately predict the results we actually achieve. Our stock price may decline if our actual results do not match securities research analysts’ projections. Similarly, if one or more of the analysts who writes reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, our stock price or trading volume could decline. While we expect securities research analyst coverage, if no securities or industry analysts commence coverage of our company, the trading price for our stock and the trading volume could be adversely affected.

We have never operated as a public company and the obligations incident to being a public company will require additional expenditures of both time and resources.

Although the Predecessor was a public company, we have never operated as a public company, and we expect that the obligations of being a public company, including substantial public reporting, auditing and investor relations obligations, will require significant additional expenditures, place additional demands on our management and require the hiring of additional personnel. These obligations will increase our operating expenses and could divert our management’s attention from our operations. The Sarbanes-Oxley Act of 2002 and the SEC rules and regulations implementing that Act, as well as various New York Stock Exchange rules, will require us to implement additional corporate governance practices and may require further changes. These rules and regulations will increase our legal and financial compliance costs, and make some activities more difficult, time-consuming and/or costly. We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified independent members of our board of directors and qualified members of our management team.

If we are unable to favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is not able to provide an unqualified attestation report on the effectiveness of our internal controls over financial reporting, our stock price could be materially adversely affected.

We will be required to certify to and report on, and our independent registered public accounting firm may be required to attest to, the effectiveness of our internal control over financial reporting on an annual basis, beginning with the second Annual Report on Form 10-K that we file with the SEC after completion of this offering. Following this offering, we expect to devote considerable resources, including management’s time and other internal resources, to a continuing effort to comply with regulatory requirements relating to internal controls, as we were not subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 while we were a private company. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if we require an attestation report from our independent registered public accounting firm and that firm is unable to provide an unqualified attestation report on the effectiveness of our internal controls over financial reporting, investor confidence and, in turn, our stock price could be materially adversely affected.

We will have broad discretion over the use of the proceeds to us from this offering, and we may not use these funds in a manner of which you would approve or which would enhance the market price of our common stock.

We will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our board of directors and management regarding the use of these proceeds. Although we intend to use a portion of the net proceeds from this offering to repay the outstanding balance on our revolving credit facility and the remainder of the net proceeds to retire existing indebtedness, we have not yet determined which indebtedness will be repaid with the remainder of the net proceeds and cannot assure you that we will retire indebtedness in a manner of which you would approve.

There are material limitations with making estimates of our results for current or prior periods prior to the completion of our and our auditors’ normal review procedures for such periods.

The description of certain management expectations regarding our results of operations for the three months ended September 30, 2010 contained in “Prospectus Summary—Recent Developments” is based on management’s current expectations and not on financial statements that have been reviewed by us or reviewed or audited by our independent registered public accounting firm. In preparing these financial statements and completing our customary quarterly review process, we may discover information that differs from our current expectations. We cannot assure you that our actual results for the quarter ended September 30, 2010 will not differ materially from our current expectations. If our actual results differ materially from the expectations described in this prospectus, the release of such information may adversely impact our stock price.

Provisions in our charter documents, certain agreements governing our indebtedness and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

Provisions in our certificate of incorporation and our bylaws that are effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among others, these provisions:

•	establish a staggered board of directors such that not all members of the board are elected at one time;

•

on or after such date that our controlling stockholder, its affiliates, or any person who is an express assignee or designee of our controlling stockholder’s rights under our certificate of incorporation and such assignee’s or designee’s affiliates, ceases to beneficially own (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), in the aggregate, at least 50% of the outstanding shares of our common stock, which we refer to as the 50% Trigger Date, allow the authorized number of our directors to be changed only by resolution of our board of directors (and prior to such date, only by stockholders having the right to vote at least fifty percent in voting power of our outstanding voting stock, voting together as a single class, which holders, prior to such date, may also fill vacancies and newly created directorships resulting from any increases in authorized directors);

•

on or after the 50% Trigger Date, limit the manner in which stockholders can remove directors from our board (and prior to such date, stockholders having the right to vote at least fifty percent in voting power of our outstanding voting stock, voting together as a single class, may remove a director with or without cause);

•

on or after such date that our controlling stockholder, its affiliates, or any person who is an express assignee or designee of our controlling stockholder’s rights under our certificate of incorporation and such assignee’s or designee’s affiliates, ceases to beneficially own (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), in the aggregate, at least 33-1/3% of the outstanding shares of our common stock, which we refer to as the 33-1/3% Trigger Date, prohibit stockholders from proposing business to be conducted at special meetings of stockholders:

•	establish advance notice requirements for nominations by stockholders of directors to our board of directors;

•	on or after the 33-1/3% Trigger Date, require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

•

on or after the 33-1/3% Trigger Date, limit who may call stockholder meetings to the chairman of our board of directors or our board of directors pursuant to a resolution approved by a majority of the whole board (prior to that time, special meetings of stockholders may be called by the chairman of our board of directors, by our board of directors pursuant to a resolution approved by a majority of the whole board or by any of our controlling stockholder, its affiliates, or any express assignee or designee of our controlling stockholder under our certificate of incorporation, and such assignee’s or designee’s affiliates or any director employed by any of them);

•

require any stockholder, or group of stockholders acting in concert, who seeks to transact business at a meeting or nominate directors for election to submit a list of derivative and other interests in our company’s securities, including any short interests and synthetic equity interests held by such proposing stockholder;

•

require any stockholder, or group of stockholders acting in concert, who seeks to nominate directors for election to submit a description of all material relationships and related party transactions between such stockholders or group of stockholders, and their respective affiliates and associates, with the proposed nominee(s) and their respective affiliates or associates;

•

establish that our bylaws may be amended or repealed by a majority vote of our board of directors or, on or after the 50% Trigger Date, by stockholders having the right to vote at least two-thirds in voting power of our outstanding voting stock, voting together as a single class (and prior to such date, by stockholders having the right to vote at least 50% in voting power of our outstanding shares of voting stock, voting together as a single class);

•	limit our ability to engage in business combinations with certain interested stockholders; and

•

authorize our board of directors to cause the issuance of preferred stock without stockholder approval, which could work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors.

Our certificate of incorporation authorizes the board of directors to issue up to 50,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be fixed by resolution of our board of directors without further action by the stockholders. These terms may include voting rights, preferences as to dividends and liquidation, conversion rights, redemption rights, and sinking fund provisions. The issuance of preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of our common stock. In addition, specific rights granted to holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock could delay, discourage, prevent or make it more difficult or costly to acquire or effect a change in control, thereby preserving the current stockholders’ control.

We have no present intention to pay dividends and, even if we change that policy, we may be restricted from paying dividends on our common stock.

We do not intend to pay dividends for the foreseeable future. If we change that policy and commence paying dividends, we will not be obligated to continue those dividends and our stockholders will not be guaranteed, or have contractual or other rights, to receive dividends. If we commence paying dividends in the future, our board of directors may decide, in its discretion, at any time, to decrease the amount of dividends, otherwise modify or repeal the dividend policy or discontinue entirely the payment of dividends.

Our ability to pay dividends will be restricted by certain of the agreements governing our indebtedness, and may be restricted by agreements governing any of our future indebtedness. Furthermore, we are permitted under the terms of certain of the agreements governing our indebtedness to incur additional indebtedness (under certain circumstances) which in turn may severely restrict or prohibit the payment of dividends.

Under the DGCL, our board of directors may not authorize the payment of a dividend unless it is either paid out of our surplus, as calculated in accordance with the DGCL, or if we do not have a surplus, it is paid out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements which constitute forward-looking statements, including statements relating to trends in the operations and financial results and the business and the products of our company as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend” and other similar expressions. Forward-looking statements are made based upon management’s current expectations and beliefs concerning future developments and their potential effects on us. Such forward-looking statements are not guarantees of future performance. The following important factors, and those important factors described elsewhere in this prospectus, including the matters set forth under the section entitled “Risk Factors,” could affect (and in some cases have affected) our actual results and could cause such results to differ materially from estimates or expectations reflected in such forward-looking statements:

•	OEM automobile production volumes;

•	the financial condition of the OEMs;

•	our ability to make scheduled payments of principal or interest on our indebtedness;

•	our ability to refinance our indebtedness;

•	our ability to generate non-automotive revenues, including revenues from our solar agreement with SES;

•	our ability to comply with the covenants and restrictions contained in the instruments governing our indebtedness;

•	our customers’ ability to obtain equity and debt financing for their respective businesses;

•	our dependence on our largest customers;

•	significant recalls experienced by OEMs;

•	pricing pressure from our customers;

•	strengthening of the U.S. dollar and other foreign currency exchange rate fluctuations impacting our results;

•	work stoppages or other labor issues at our facilities or at the facilities of our customers or suppliers;

•	risks associated with non-U.S. operations, including foreign exchange risks and economic instability in some regions, including Europe;

•	costs or liabilities relating to environmental and safety regulations, including those relating to GHG emissions;

•	any increase in the expense and funding requirements of our pension and other postretirement benefits; and

•	the possibility that our controlling stockholder’s interests will conflict with our other stockholders’ interests.

This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk.

Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds from the shares offered by us will be approximately $87.5 million, after deducting the underwriting discount and estimated expenses of this offering and assuming we sell the shares for $16.00 per share, representing the midpoint of the range on the cover page of this prospectus. Our June 30, 2010 consolidated balance sheet gives effect to our payment at or prior to June 30, 2010 of $2.5 million of the expenses relating to this offering.

A $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share would increase or decrease the net proceeds to us from this offering by approximately $5.8 million, assuming the number of shares offered by us, as listed on the cover page of this prospectus, remains the same.

We intend to use $53.5 million of the proceeds from this offering to reduce the outstanding balance on our revolving credit facility and the balance of such proceeds plus $3 million of our cash to reduce other indebtedness and to pay expenses of this offering not paid as of June 30, 2010. The amount outstanding under our revolving credit facility varies frequently and at the closing of this offering may be less than or greater than the balance reflected in this prospectus as outstanding at June 30, 2010. To the extent that such proceeds from this offering exceed the amount outstanding on our revolving credit facility, we intend to apply such remaining proceeds to reduce outstanding indebtedness under any one or more of: our foreign subsidiary indebtedness, the notes or our capital leases. The precise amount of debt reduction with respect to any specific type of indebtedness has not yet been determined, as such determination will depend primarily upon market conditions at the time this offering is consummated. Pending application of the net proceeds to repay indebtedness, we intend to invest the net proceeds in short term investments.

At June 30, 2010, the weighted average interest rate in effect on our revolving credit facility was 2.6%. Such indebtedness matures on July 31, 2012. For a description of the interest rates and the maturity dates with respect to our foreign subsidiary indebtedness and the notes, see “Description of Certain Indebtedness.”

Contemporaneous with the closing of this offering, we will pay a total of $1.2 million to certain executive officers pursuant to a special incentive program. In addition, we expect to grant RSUs to our executive officers, a board member and a consultant and to grant stock options to our executive officers and other employees. Such RSUs and stock options are subject to vesting requirements. See footnote 2 in “Prospectus Summary—Summary Consolidated Financial Data.” We have agreed to establish a bonus pool for certain employees who are not executive officers pursuant to our Value Creation Plan. However, we will not be required to fund that pool if the price to the public equals the mid-point of the price range on the cover page of this prospectus and there is no change to the number of shares of common stock offered hereby.

DIVIDEND POLICY

We do not expect to pay any cash dividends for the foreseeable future.

We are not required to pay dividends, and our stockholders will not have contractual or other rights to receive dividends. The declaration and payment of any dividends will be at the sole discretion of our board of directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends, and other considerations that our board of directors deems relevant. If we commence paying dividends at any time, our board of directors may decide, in its discretion, at any time thereafter, to decrease the amount or dividends, otherwise modify or repeal the dividend policy or discontinue entirely the payment of dividends.

The agreements governing our indebtedness contain, and agreements governing any of our future indebtedness may contain, various covenants that limit our ability to pay dividends. We are also a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends and distributions and other transfers from our subsidiaries to make dividend payments on our common stock. In addition, our subsidiaries are permitted to pay dividends to us subject to general restrictions imposed on dividend payments under the jurisdiction of incorporation or organization of each subsidiary. See “Risk Factors—Risk Factors Relating to Our Common Stock and This Offering—We have no present intention to pay dividends and, even if we change that policy, we may be restricted from paying dividends on our common stock.”

The ability of our board of directors to declare a dividend is also subject to limits imposed by Delaware corporate law. Under Delaware law, our board of directors and the boards of directors of our corporate subsidiaries incorporated in Delaware, may declare dividends only to the extent of “surplus,” which is defined as total assets at fair market value minus total liabilities, minus statutory capital, or if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization on a consolidated basis as of June 30, 2010:

•	on an actual basis;

•	on an adjusted basis, giving effect to the notes offering, in connection with which:

•	we received gross proceeds of $417.2 million (representing $430 million aggregate principal amount less $12.8 million of original issue discount);

•	Cerberus caused one of its affiliates to forgive $25 million aggregate principal amount of our first lien term loan in exchange for an equity interest in Tower Automotive, LLC;

•

we used the gross proceeds from the notes offering, together with $5.9 million of our cash, to retire the balance of our first lien term loan (other than our synthetic letter of credit facility) and to pay related fees and expenses; and

•	all of the equity interests in Tower Automotive, LLC, including the preferred units, were converted into capital units of Tower Automotive, LLC; and

•	on an as further adjusted basis, also giving effect to:

•	the Corporate Conversion;

•

the sale by us of 6,250,000 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share, representing the midpoint of the range on the cover page of this prospectus, and the receipt of the net proceeds thereof, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us other than expenses paid as of June 30, 2010;

•	the assumed use of $53.5 million of the net proceeds from this offering to repay outstanding indebtedness under our revolving credit facility; and

•	the assumed use of the balance of such proceeds and $3 million of our cash to repay other indebtedness.

We became obligated to pay a total of $5.5 million of compensation to our executive officers pursuant to a special incentive program in connection with the closing of the notes offering and we have also committed to pay an additional $1.2 million under that program to certain executive officers upon the earlier of the consummation of this offering or August 24, 2011. Neither of these amounts is reflected in the following table.

The as adjusted and as further adjusted information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. This table should be read in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Actual	As Adjusted for the Notes Offering			As Further Adjusted for this Offering(1)
	(in millions)
Cash and cash equivalents	$149.6	$143.7	(2)		$140.7	(3)

Total debt (including current portion):
Asset based revolving credit facility(4)	$53.5	$53.5			$—
First lien term loan:
U.S. dollar denominated tranche	203.3	—			—
Euro denominated tranche(5)	226.7	—			—
Notes	—	417.2	(6)	}
Other foreign subsidiary indebtedness(7)	152.1	152.1			548.3	(8)
Capital leases	18.5	18.5

Total debt, including current portion(9)	$654.1	$641.3			$548.3

Mezzanine equity: Redeemable preferred units(10)	$179.5	$—			$—
Stockholders’ equity (deficit):
Limited liability company interests, no par or stated value	12.9	217.4	(11)		—
Preferred stock, $0.01 par value, 50,000,000 shares authorized, no shares issued and outstanding, actual, as adjusted, and as further adjusted	—	—			—
Common stock, $0.01 par value, 350,000,000 shares authorized; no shares issued and outstanding, actual and as adjusted; and 18,717,866 shares issued and outstanding, as further adjusted	—	—			0.2
Additional paid-in capital	—	—			304.7
Retained earnings (deficit)	(156.2)	(161.7)			(161.7)
Accumulated other comprehensive income (loss)	(57.4)	(57.4)			(57.4)

Total equity before noncontrolling interest (deficit)	(200.7)	(1.7)			85.8

Noncontrolling interests in subsidiaries	44.4	44.4			44.4

Total members/stockholders’ equity (deficit)	$(156.3)	$42.7			$130.2

Total capitalization (including current portion of long-term debt)	$677.3	$684.0			$678.5

The table above reflects the use of $53.5 million of the proceeds from this offering to reduce the amount outstanding under our revolving credit facility. The amount outstanding under our revolving credit facility varies frequently and at the closing of this offering may be less than or greater than the balance reflected in this prospectus as outstanding as of June 30, 2010. To the extent that the proceeds from this offering exceed the amount outstanding on our revolving credit facility, we intend to apply the balance of such proceeds plus $3 million of our cash to (i) reduce outstanding indebtedness under any one or more of our foreign subsidiary indebtedness, the notes or our capital leases and (ii) pay expenses of this offering not paid as of June 30, 2010. The precise amount of debt reduction with respect to any specific type of indebtedness has not yet been determined, as such determination will depend primarily upon market conditions at the time this offering is consummated.

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share, representing the midpoint of the range on the cover page of this prospectus, would result in an approximately $5.8 million increase or decrease in each of the as further adjusted additional paid-in capital, as further adjusted total stockholders’ equity (deficit) and as further adjusted total capitalization, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus (assuming that the Corporate Conversion had taken place and excluding shares reserved for issuance under RSUs issuable pursuant to one of our benefit plans in connection with the consummation of this offering), remains the same and after deducting the commissions and discounts and estimated offering expenses payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would result in an approximately $14.9 million increase or decrease in each of the as further adjusted additional paid-in capital, as further adjusted total stockholders’ equity (deficit) and as further adjusted total capitalization, assuming the assumed initial public offering price of $16.00 per share, representing the midpoint of the range on the cover page of this prospectus, remains the same and after deducting the commissions and discounts and estimated offering expenses payable by us.
(2)	Net proceeds from the notes offering are expected to be $409.4 million, after all expenses are determined. As adjusted cash and cash equivalents gives effect to the use of $5.9 million of our cash to fund the balance of the cash needed to retire our first lien term loan (other than the synthetic letter of credit facility portion thereof) and to repay all fees and expenses related to the notes offering. Cash and cash equivalents as adjusted for the notes offering and as further adjusted for this offering does not reflect the payment of $5.5 million under our special incentive program that arose in connection with the closing of the notes offering or the payment of $1.2 million under such program that will occur in connection with the consummation of this offering. See footnote 2 to “Prospectus Summary—Summary Consolidated Financial Data.”
(3)	Reflects the use of $3 million of cash to reduce indebtedness.
(4)	Consists of a $150 million senior secured asset based revolving credit facility. As of June 30, 2010, there was a $110.3 million borrowing base under this revolving credit facility, and $53.5 million of borrowings and no letters of credit were outstanding under this facility.
(5)	At June 30, 2010, the Euro denominated tranche was €185.3 million and was translated into US dollars at a foreign currency exchange rate of $1.2229 per Euro.
(6)	Gives effect to the issuance of $430 million aggregate principal amount of notes (net of $12.8 million of original issue discount).
(7)	Consists primarily of borrowings in South Korea and Brazil and receivable factoring in Italy.
(8)	Represents aggregate indebtedness in respect of the notes, foreign subsidiary indebtedness and capital leases, as adjusted to reflect the payment of $39.5 million to reduce a portion of such indebtedness. The precise amount of debt retirement with respect to any of the notes, foreign subsidiary indebtedness and capital leases has not yet been determined, as such determination will depend primarily upon market conditions at the time this offering is consummated.
(9)	For further information regarding our long-term debt, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt,” “Description of Certain Indebtedness” and note 8 to our consolidated financial statements.
(10)	Represents preferred equity interests in Tower Automotive, LLC. See Note 18 to our consolidated financial statements as of June 30, 2010 and for the six month periods ended June 30, 2010 and 2009. On August 12, 2010, all of the equity interests in Tower Automotive, LLC, including the preferred units, were converted into capital units of Tower Automotive, LLC.
(11)	Gives effect to (i) the conversion of preferred units, common units and management incentive plan units of Tower Automotive, LLC into capital units of Tower Automotive, LLC and (ii) the cancellation by Cerberus of $25 million aggregate principal amount of our first lien term loan in exchange for equity in Tower Automotive, LLC in connection with the consummation of the notes offering. More specifically, the amount of distributions Cerberus and its affiliates are entitled to receive under Tower Automotive, LLC’s operating agreement prior to the capital units held on behalf of management becoming vested increased by $25 million, together with interest thereon. See note 18 to our financial statements for the six months ended June 30, 2010.

The table that we have presented above assumes that 12,467,866 shares of common stock are issued pursuant to the Corporate Conversion and excludes (i) 1,763,625 shares reserved for issuance under RSUs which we expect to grant to our executive officers, a board member and a consultant pursuant to one of our benefit plans in connection with the consummation of this offering and (ii) 455,496 shares issuable upon the exercise of stock options which we expect to grant in connection with the consummation of this offering to our executive officers, board members and other employees. See “Compensation Discussion and Analysis—Components of Compensation—Equity-Based Incentive Awards—Long Term Incentive Compensation Awards” and “Compensation Discussion and Analysis—Components of Compensation—Equity-Based Incentive Awards—2010 Equity Incentive Plan.” For additional information regarding such RSUs and stock options, as well as information regarding bonus pools for employees who are not executive officers, see footnote 2 in “Prospectus Summary—Summary Consolidated Financial Data.”

DILUTION

Purchasers of the common stock in this offering will suffer an immediate dilution in net tangible book value per share. Dilution is the amount by which the price paid by the purchasers of common stock in this offering will exceed the pro forma net tangible book value per share of common stock immediately after this offering. Our net tangible book value (deficit) of our common stock at June 30, 2010 was $(229.2) million or $(18.40) per share of common stock after giving effect to the Corporate Conversion as if it had occurred on June 30, 2010. Net tangible book value per share represents our tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of June 30, 2010. After giving effect to the consummation of the Corporate Conversion and this offering, assuming an initial public offering price of $16.00 per share, representing the midpoint of the range on the cover page of this prospectus, and the application of the net proceeds therefrom, our pro forma net tangible book value as of June 30, 2010 would have been $57.2 million or $3.05 per share of common stock. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $21.45 per share of common stock and an immediate dilution to new investors of $12.95 per share of common stock.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$16.00
Net tangible book value per share as of June 30, 2010	$(18.40)
Increase in pro forma net tangible book value per share resulting from the Corporate Conversion and this offering	$21.45

Pro forma net tangible book value per share after this offering		3.05

Pro forma dilution per share to new investors		$12.95

A $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share, representing the midpoint of the range on the cover page of this prospectus, would increase or decrease our net tangible book value by $5.8 million, the net tangible book value per share of common stock after this offering by $0.31 per share of common stock, and the dilution per share of common stock to new investors by $0.69 per share of common stock, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the commissions and discounts and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares from us in full, the following will occur:

•

the pro forma percentage of shares of our common stock held by existing stockholders will decrease to approximately 63% of the total number of pro forma shares of our common stock outstanding after this offering; and

•

the pro forma number of shares of our common stock held by new public investors will increase to approximately 37% of the total pro forma number of shares of our common stock outstanding after this offering.

The following table summarizes, as of June 30, 2010, the number of shares purchased or to be purchased from us, the total consideration paid (net of preferred redemptions, but after giving effect to the cancellation of $25 million aggregate principal amount of indebtedness in exchange for equity in Tower Automotive, LLC on August 24, 2010) or to be paid to us, and the average price per share paid or to be paid to us by existing stockholders and new investors purchasing shares of our common stock in this offering, assuming an initial public offering price of $16.00 per share, representing the midpoint of the range on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, new investors purchasing shares of our common stock in this offering will pay an average price per share that is greater than our existing stockholders paid.

	Units /Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Share
	(in millions)
Existing Stockholders	12,467,866	67%	$181.6	65%	$14.57
New Investors	6,250,000	33%	100.0	35%	$16.00

Total	18,717,866	100.0%	$281.6	100.0%

The number of shares of common stock outstanding as of June 30, 2010 is based on giving effect to 12,467,866 shares of common stock issuable pursuant to our Corporate Conversion and excludes shares reserved for issuance under RSUs which we expect to grant to our executive officers, a board member and a consultant pursuant to one of our benefit plans in connection with the consummation of this offering.

If the RSUs which we expect to grant upon consummation of this offering had vested as of June 30, 2010 and our Corporate Conversion had occurred as of June 30, 2010, our pro forma net tangible book value as of June 30, 2010 would have been approximately $(18.09) per share, and the pro forma net tangible book value after giving effect to this offering would have been $1.41 per share, representing dilution in our pro forma net tangible book value per share to new investors of $14.59. For purposes of this paragraph, we have assumed that 1,763,625 RSUs will be issued upon consummation of this offering. See “Compensation Discussion and Analysis—Components of Compensation—Equity-Based Incentive Awards— Long Term Incentive Compensation Awards.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected historical consolidated financial data as of the dates and for the periods indicated. The selected consolidated balance sheet data of the Successor as of December 31, 2009 and 2008, the selected consolidated statement of operations data and the selected consolidated statement of cash flows data of the Successor for the years ended December 31, 2009 and 2008 and for the five months ended December 31, 2007 and the selected consolidated statement of operations data and the selected consolidated statement of cash flows data of the Predecessor for the seven months ended July 31, 2007 have been derived from our audited consolidated financial statements and related notes that we have included elsewhere in this prospectus. The selected consolidated balance sheet data of the Successor as of December 31, 2007 and of the Predecessor as of December 31, 2006 and 2005 and the selected consolidated statement of operations and the statement of cash flows data of the Predecessor for the years ended December 31, 2006 and 2005 have been derived from audited consolidated financial statements, which are not presented in this prospectus. The selected consolidated balance sheet data, the selected consolidated statement of operations data and the selected consolidated statement of cash flows data as of June 30, 2010 and for the six month periods ended June 30, 2010 and 2009 have been derived from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus. In the opinion of our management, such unaudited financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position for such periods.

The selected historical consolidated financial data as of any date and for any period are not necessarily indicative of the results that may be achieved as of any future date or for any future period. As a result of the implementation of applicable accounting pronouncements relating to our acquisition of the Predecessor’s assets, the financial statements and financial data presented in this prospectus for dates and for periods ending on or before July 31, 2007 are not comparable with the financial statements and financial data for periods after July 31, 2007.

The following table also presents certain selected unaudited pro forma and adjusted pro forma summary of operations data for the year ended December 31, 2009 and the six months ended June 30, 2010, giving effect to the items described in footnotes 2, 3 and 4 to the table. The selected unaudited pro forma and adjusted pro forma summary of operations data is presented for informational purposes only and does not purport to represent what our results of operations would have been had the referenced events occurred on the dates indicated or to project our results of operations for any future period.

You should read the following selected historical consolidated financial data in conjunction with the more detailed information contained in “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes that we have presented elsewhere in this prospectus.

	Successor					Predecessor
	Six Months Ended June 30,		Year Ended December 31,		Five Months Ended December 31, 2007	Seven Months Ended July 31, 2007	Year Ended December 31,
	2010	2009	2009	2008			2006	2005
	(in millions except unit/share and per unit/share data)
Statement of Operations Data:
Revenues	$980.8	$697.9	$1,634.4	$2,171.7	$1,086.1	$1,455.5	$2,539.4	$2,932.2
Cost of sales	872.0	681.9	1,536.8	1,991.3	970.5	1,325.9	2,389.2	2,752.1
Gross profit	108.8	16.0	97.6	180.4	115.6	129.6	150.2	180.1
Gross profit margin	11.1%	2.3%	6.0%	8.3%	10.6%	8.9%	5.9%	6.1%
Selling, general and administrative expenses(1)	$65.0	$53.3	$118.3	$138.6	$57.0	$77.2	$131.5	$149.7
Amortization expense	1.5	1.3	2.8	3.0	1.2	—	—	—
Restructuring and related asset impairment charges, net	4.7	(1.1)	13.4	4.8	1.8	22.4	70.5	116.4
Operating income/(loss)	37.6	(37.5)	(36.9)	34.0	55.5	30.0	(51.1)	(78.3)
Operating income/(loss) margin	3.8%	(5.4)%	(2.3)%	1.6%	5.1%	2.1%	(2.0)%	(2.7)%
Interest expense, net.	$27.3	$27.2	$56.9	$60.2	$34.0	$65.5	$95.3	$101.8
Chapter 11 and related reorganization items	—	—	—	—	—	62.2	66.2	167.4
Income/(loss) from continuing operations	1.9	(35.0)	(59.0)	(45.7)	18.2	(100.3)	(199.4)	(346.9)
Cumulative effect of accounting change	—	—	—	—	—	—	—	(7.8)
Net income/(loss)	1.9	(35.0)	(59.0)	(45.7)	18.2	(100.6)	(195.4)	(368.4)
Net income attributable to the non-controlling interests	4.5	3.9	8.9	6.6	3.0	5.4	6.7	5.0
Net income/(loss) attributable to Tower Automotive, LLC	(2.6)	(39.0)	(67.9)	(52.3)	15.2	(106.0)	(202.1)	(373.4)
Preferred unit dividends	8.6	7.9	16.1	14.9	8.8	—	—	—
Income/(loss) available to common unitholders/stockholders	(11.2)	(46.9)	(84.0)	(67.3)	6.4	(106.0)	(202.1)	(373.4)

Basic and diluted income/(loss) per unit/share:
Income/(loss) from continuing operations	(1,320)	(5,516)	(9,885)	(7,917)	748	(1.79)	(3.51)	(6.00)
Income/(loss) from discontinued operations	—	—	—	—	—	(0.01)	0.07	(0.23)
Cumulative effect of accounting change	—	—	—	—	—	—	—	(0.14)
Income/(loss) per unit/share	(1,320)	(5,516)	(9,885)	(7,917)	748	(1.80)	(3.44)	(6.37)
Weighted average basic and diluted units/shares outstanding (in thousands)	8.5	8.5	8.5	8.5	8.5	58,807	58,659	58,645
Cash dividends declared per unit	—	—	—	—	—	—	—	—

			Six Months Ended June 30, 2010			Year Ended December 31, 2009
			Actual	As Adjusted	As Further Adjusted	Actual	As Adjusted	As Further Adjusted
Basic and diluted pro forma loss per share			$(0.21)(2)	$(0.01)(3)	$(0.31)(4)	$(5.45)(2)	$(3.38)(3)	$(3.91)(4)

	Successor				Predecessor
	June 30, 2010	December 31,			December 31,
		2009	2008	2007	2006	2005
	(in millions)
Balance Sheet Data:
Cash and cash equivalents	$149.6	$149.8	$126.8	$96.8	$64.3	$65.8
Total assets	1,300.7	1,334.4	1,269.8	1,582.9	2,107.0	2,291.2
Total debt(5)	654.1	669.5	628.1	691.7	1,681.0	1,625.9
Redeemable preferred units(6)	179.5	170.9	155.2	145.9	—	—
Total members’/stockholders’ equity (deficit)	(156.3)	(147.2)	(88.5)	32.6	(662.7)	(487.6)

(1)	In connection with the closing of the notes offering, we agreed to repay a total of $5.5 million of compensation to our executive officers pursuant to a special incentive program. We have also committed to pay an additional $1.2 million under that program to certain executive officers upon the earlier of the consummation of this offering or August 24, 2011. See “Compensation Discussion and Analysis—Components of Compensation—Special Incentive Compensation.” This latter cash benefit will vest fully upon consummation of the closing of this offering. The payments of such $1.2 million vest immediately upon the closing of this offering because at such time there will be no further conditions to payment of that compensation. The full amount of the compensation paid pursuant to the special incentive program will be charged as a compensation expense against earnings in the year or years in which such compensation is paid.
(2)	Pro forma loss per share gives effect to the Corporate Conversion as if it had occurred on the first day of the periods presented. It has been calculated by dividing the net loss attributable to Tower Automotive, LLC by 12,467,866, constituting the number of shares of common stock to be issued pursuant to the Corporate Conversion.
(3)	Adjusted pro forma loss per share also adjusts pro forma loss per share to give effect to the repayment of $53.5 million of our revolving credit facility with a portion of the net proceeds from this offering and to give effect to the use of the balance of such net proceeds and $3 million of our cash to repay other debt, as described under “Use of Proceeds.” As we have made no determination as to the debt to be repaid other than indebtedness under our revolving credit facility, we have assumed that the other debt to be repaid would have an interest rate equal to the weighted average interest rate applicable to such other debt. For purposes of this calculation, during the periods presented we have reduced the net loss attributable to Tower Automotive, LLC by the interest expense on the debt to be repaid, net of applicable taxes. We refer to such net loss, as so adjusted, as the “IPO adjusted net loss attributable to Tower Automotive, LLC”. We have then divided the IPO adjusted net loss attributable to Tower Automotive, LLC by 18,717,866, constituting the sum of (i) the number of shares of common stock to be issued pursuant to the Corporate Conversion and (ii) the number of shares to be sold in this offering. The interest expense amounts used in such calculation for our revolving credit facility were based on the interest rate in effect at the end of each quarter during the pro forma period.
(4)	As further adjusted pro forma loss per share further adjusts pro forma loss per share to give effect to the notes offering as if it occurred on the first day of the periods presented and the concurrent retirement of our first lien term loan. For purposes of this calculation, during the periods presented we have further adjusted the IPO adjusted net loss attributable to Tower Automotive, LLC by adding to interest expense the difference between the interest expense on the notes and the interest expense on our first lien term loan after giving effect to hedging arrangements applicable to the first lien term loan. We refer to the IPO adjusted net loss attributable to Tower Automotive, LLC, as further adjusted to give effect to the notes offering, as the “IPO/Notes adjusted net loss attributable to Tower Automotive, LLC”. We have then divided the IPO/Notes adjusted net loss attributable to Tower Automotive, LLC by 18,717,866, constituting the sum of (i) the number of shares of common stock to be issued pursuant to the Corporate Conversion and (ii) the number of shares to be sold in this offering. The interest expense amounts used in such calculations for the first lien term loan were calculated based on the average balance on the first lien term loan during such period, measured quarterly, multiplied by the weighted average annualized interest rate.
(5)	Consists of short-term and long-term debt, current portion of long-term debt and capital lease obligations.
(6)	Represents preferred equity interests in Tower Automotive, LLC. See Note 18 to our consolidated financial statements as of June 30, 2010 and for the six month periods ended June 30, 2010 and 2009. On August 12, 2010, the preferred units, common units and management incentive plan units of Tower Automotive, LLC, which constituted all of the equity interests in Tower Automotive, LLC, were converted into capital units of Tower Automotive, LLC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations together with the “Selected Historical Consolidated Financial Data” and the historical consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described under “Risk Factors,” where we have described the material risks applicable to us. Actual results may differ materially from those contained in any forward-looking statements. Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Overview of the Business

We are a leading integrated global manufacturer of engineered structural metal components and assemblies primarily serving automotive OEMs. We offer our automotive customers a broad product portfolio, supplying body-structure stampings, frame and other chassis structures, as well as complex welded assemblies, for small and large cars, crossovers, pickups and SUVs. We have also recently entered the utility-scale solar energy market with an agreement to supply large stamped mirror-facet panels and welded support structures.

Our products are manufactured at 32 production facilities strategically located near our customers in North America, South America, Europe and Asia. We support our manufacturing operations through nine engineering and sales locations throughout the world. Our products are offered on a diverse mix of vehicle platforms, reflecting the balanced portfolio approach of our business model and the breadth of our product capabilities. We supply products to approximately 160 vehicle models globally. Our 10 largest vehicle models represented approximately 36% of our 2009 revenues.

We are a disciplined, process-driven company with an experienced management team which has a history of implementing sustainable operational improvements. From January 1, 2008 through December 31, 2009, we achieved $195 million in manufacturing and purchasing cost reductions. We achieved these cost reductions in large part through successful implementation of Lean Six Sigma principles and rigorous application of global best practices. These cost reductions helped us achieve a 6% gross profit margin and a 7.6% Adjusted EBITDA margin in 2009 during an historically challenging environment in the automotive industry.

We believe that our product capabilities, our geographic, customer and product diversification and the cost reductions that we achieved in 2008 and 2009 position us to benefit from a recovery in global automotive industry production. We intend to leverage our program management and engineering experience to pursue growth opportunities outside our existing automotive markets, as demonstrated by our solar agreement. The solar industry shows promise for us, as many applications require highly engineered large stampings and complex welded structural assemblies that must be produced in high volume at repeatable tight tolerances similar to our product requirements in the automotive industry. Pursuant to our solar agreement, we are to supply large stamped mirror-facet panels and welded support structures to SES. The amount of revenues that we may generate from this agreement will depend in part upon the extent of the financing SES is able to raise for its solar projects. We cannot be sure when production will commence or when revenues will be generated from these projects until SES secures appropriate financing. See “Risk Factors—Our ability to recognize revenues from our agreement with Stirling Energy Systems, or SES, is subject to several risks, any one of which could materially and adversely impact our business, financial condition, results of operations and cash flows.”

While we plan to invest approximately $30 to $35 million (net of government and other incentives) to support this agreement, we cannot yet predict the extent to which such spending will be made in 2010 or in subsequent periods. Our capital expenditures for these projects would include investing in a new facility in the southwest United States that could provide a base for additional expansion.

We believe the solar industry in the United States and globally has the potential to grow at an average rate substantially greater than the longer term trend rate for the automotive industry. Beyond solar, we believe there may be similar opportunities in the future to apply and extend our core skills in other industries, such as defense, wind or appliances.

Factors Affecting Our Industry

Our business and our revenues are primarily driven by the strength of the global automotive industry, which tends to be cyclical and highly correlated to general global macroeconomic conditions. The strength of the automotive market dictates the volume of purchases of our products by our OEM customers to ultimately satisfy consumer demand. We manufacture products pursuant to written agreements with each of our OEM customers. However, those agreements do not dictate the volume requirements of our customers; instead, OEMs monitor their inventory and the inventory levels of their dealers and adjust the volume of their purchases from us based on consumer demand for their products.

During the latter half of 2008 and throughout 2009, the automotive industry experienced an unprecedented downturn, led by the recession in the United States and followed by declines in many major markets around the world. The economic crisis in general, and the decline in consumer spending and the financial market turmoil in particular, had a severe and detrimental impact upon the global automotive market. In response to both the lack of strong consumer demand and the tightening of access to financial markets, OEMs reduced production volumes throughout the automotive industry, significantly impacting the revenues of both OEMs and their suppliers.

As measured by CSM Worldwide®, global industry production of cars and light trucks peaked at 69 million in 2007 and declined to 57 million in 2009. This decline was more pronounced in the more mature markets: North American and European production levels declined from 37 million vehicles in 2007 to 25 million vehicles in 2009. In response to the unprecedented economic crisis, certain governments, including the United States, enacted tax incentives and took other affirmative steps to spur consumer purchases of automobiles in 2009. These steps may have limited the adverse effects of the global economic crisis on the automotive industry and may help to position the industry for recovery. Over the long term, CSM Worldwide® projects production will reach 83 million vehicles by 2013, reflecting a recovery in both the North American and European markets as well as continued growth in emerging markets such as China and Brazil. We believe that we are well positioned to benefit from this long-term trend, but we are not insulated from short-term fluctuations in the global automotive industry.

Factors Affecting Our Revenues

While overall production volumes are largely driven by economic factors outside of our direct control, we believe that the following elements of our business also impact our revenues:

•

Diversification of our customer base.    Our revenues are impacted by the popularity of the OEMs for which we supply structural metal components and their respective market shares. By diversifying our customer base, we limit the risks associated with a downturn in any one OEM’s product portfolio. For example, we have reduced our exposure to Ford, General Motors and Chrysler—the “Detroit 3”—from 66% of our Predecessor’s revenues in 2002 to 18% of our revenues in 2009, and have focused our efforts mainly on automotive manufacturers with a global presence.

•

Diversification of our vehicle mix.    Similar to shifts in popularity of OEMs, shifts in consumer preferences directly influence the types and quantities of vehicles that OEMs manufacture, which in turn directly influences the structural components that we produce. By diversifying the vehicle types that we supply components for, we limit the risks associated with a downturn in any one of our vehicle segments. In 2009, our revenue mix was: 49%—small cars; 21%—large cars, including multi-purpose vehicles; 18%—North American framed vehicles; and 12%—other—light trucks. See “Business—Our Competitive Strengths—Platform Diversification” for definitions of the terms “small cars”, “large cars” and “North American framed vehicles.”

•

Diversification of our product offerings.    Our OEM customers rely upon us to efficiently produce structural metal components for the platforms that they design and to respond quickly to platform and vehicle enhancements that they develop. OEMs value the extent to which we are able to integrate multiple stampings and assemblies into offerings, thereby reducing the extent to which they must devote their focus and capital to integrating components they purchase from their suppliers.

•

Geographic diversification.    Given the high costs and difficulties associated with transporting large structural metal components that we manufacture, it is critical that our facilities are in close proximity to our customers. We believe that countries such as Brazil and China, as well as other regions including Eastern Europe, will experience significant growth in vehicle demand and associated production volumes during the next five years as projected by CSM Worldwide®. We currently have 7 manufacturing facilities in Poland, Slovakia, Brazil and China and a technical center in India. As such, our geographic footprint is positioned to benefit as these markets expand and ultimately influence our revenue growth.

•

Opportunities to pursue non-automotive revenues.    Our ability to produce large engineered structural components and assemblies is not confined to automotive markets. We have entered into an agreement to manufacture large stamped mirror-facet panels and welded support structures for SES. We cannot be sure when production will commence or when revenues will be generated from this agreement until our customer secures appropriate financing. In addition to our solar agreement, we intend to consider and pursue other applications of our core competencies to develop other sources of non-automotive revenues.

•

Life cycle of our agreements.    Our agreements with OEMs typically follow one of two patterns. Agreements for new models of vehicles normally cover the lifetime of the platform, often with periods of two to five years before these models are marketed to the public. Agreements covering design improvements to existing automobiles have shorter expected life cycles, typically with shorter pre-production and development periods. Typically, once a supplier has been designated to supply components for a new platform, an OEM will continue to purchase those parts from the designated manufacturer for the life of the program. For any given agreement, our revenues depend in part upon the life cycle status of the applicable product platform. Overall, our revenues are enhanced to the extent that the products we are assembling and producing are in the peak production periods of their life cycles.

•

Product pricing.    Generally, our customers negotiate annual price reductions with us during the term of their contracts. When negotiated price reductions are expected to be retroactive, we accrue for such amounts as a reduction of revenues as products are shipped. The extent of our price reductions negatively impacts our revenues. In unusual circumstances, we have been able to negotiate year-over-year price increases as well.

•

Steel pricing.    We require significant quantities of steel in the manufacture of our products. Although changing steel prices affect our results, we seek to be neutral with respect to steel pricing over time, with the intention of neither making nor losing money as steel prices fluctuate. The pricing of our products includes a component for steel which increases as steel prices increase and decreases as steel prices decrease. For our North American customers and several of our other customers, we purchase steel through our customers’ resale programs, where our customers actually negotiate the cost of steel for us. In other cases, we procure steel directly from the mills, negotiating our own price and seeking to pass through steel price increases and decreases to our customers.

•

Seasonality.    Our business is seasonal. Our customers in Europe typically shut down vehicle production during portions of July or August and during one week in our fourth quarter. Our North American customers typically shut down vehicle production for approximately two weeks during July and for one week during December. Our results of operations, cash flows and liquidity in our third and fourth quarters may be impacted by these seasonal practices.

•	Foreign exchange. Our foreign exchange transaction risk is generally limited, primarily because we purchase and produce products in the same country where we sell to our final customer. However, the translation of foreign currencies back to the U.S. dollar may have a significant impact on our revenues and financial results. Foreign exchange has an unfavorable impact on revenues when the U.S. dollar is relatively strong as compared with foreign currencies and a favorable impact on revenues when the U.S. dollar is relatively weak as compared with foreign currencies. The functional currency of our foreign operations is the local currency. Assets and liabilities of our foreign operations are translated into U.S. dollars using the applicable period-end rates of exchange. Results of operations are translated at applicable average rates prevailing throughout the period. Translation gains or losses are reported as a separate component of accumulated other comprehensive income in our consolidated statements of stockholders’ equity (deficit). Gains and losses resulting from foreign currency transactions, the amounts of which were not material in any of the periods presented in this prospectus, are included in net income (loss).

Factors Affecting Our Expenses

Our expenses are principally driven by the following factors:

•

Cost of steel.    We utilize steel and various purchased steel products in virtually all of our products. We refer to the “net steel impact” as the combination of the change in steel prices that are reflected in the price of our products, the change in the cost to procure steel from the mill, and the change in our recovery of scrap steel, which we refer to as offal. Our strategy is to be economically indifferent to steel pricing by having these factors offset each other. While we strive to achieve a neutral net steel impact, we are not always successful in achieving that goal, in large part due to timing. Depending upon when a steel price change occurs, that change may have a disproportionate effect, within any particular fiscal period, on our product pricing, our steel costs and the results of our sales of scrap steel. Imbalances in any one particular fiscal period may be reversed in a subsequent fiscal period, although we can not assure you if or when these reversals will occur.

•

Purchase of steel.    As noted above, we purchase a portion of our steel from our customers through our customers’ resale programs and a portion of our steel directly from the mills. Whether our customer negotiates the cost of steel for us in a customer resale program or we negotiate the cost of steel with the mills, the price we pay is charged directly to our cost of sales, just as the component of product pricing relating to steel is included within our revenues.

•

Sale of scrap steel.    We typically sell offal in secondary markets which are influenced by similar market forces. We generally share our recoveries from sales of offal with our customers either through scrap sharing agreements, in cases where we are on resale programs, or in the product pricing that is negotiated regarding increases and decreases in the steel price in cases where we purchase steel directly from the mills. In either situation, we may be impacted by the fluctuation in scrap steel prices, either positive or negative, in relation to our various customer agreements. Since scrap steel prices generally increase and decrease as steel prices increase and decrease, our sale of offal may mitigate the severity of steel price increases and limit the benefits we achieve through steel price declines. Recoveries related to sales of offal reduce cost of sales.

•

Other manufacturing expenses.    Our cost of sales includes raw material costs, labor expenses and other expenses that we incur to operate our plants. In addition to steel, our cost of sales is directly impacted by:

•	the number of employees engaged in manufacturing and the wages and benefits that we pay to those employees;

•	depreciation;

•	energy expenses;

•	the costs we incur to purchase raw materials other than steel;

•	non-production materials;

•	shipping and handling expenses; and

•	lease expenses associated with our production facilities.

•

Selling, general and administrative expenses.    Our selling, general and administrative, or SG&A, expenses include costs associated with our sales efforts; engineering; centralized finance, human resources, purchasing, and information technology services; and other administrative functions. We have implemented compensation programs associated with this offering and our notes offering that will result in compensation charges against earnings in 2010 and subsequent years, including the following:

•

We have committed to pay $5.5 million in cash to our executive officers as a result of our notes offering and to pay an additional $1.2 million in cash to certain executive officers upon consummation of this offering. The $5.5 million was charged as a compensation expense against earnings at consummation of our notes offering and the $1.2 million will be charged as a compensation expense against earnings during the fourth quarter of 2010.

•

Upon completion of our notes offering, we also established a bonus pool of up to $7.5 million for the benefit of approximately 70 employees. Actual payments of these bonuses will be subject to nine and eighteen month vesting requirements. Any payments made will be charged as a compensation expense against earnings over the applicable vesting periods.

•

We expect to grant RSUs covering an aggregate of 1,763,625 shares of our common stock to our executive officers, a board member and a consultant. The grant date value of the RSUs, less an estimated forfeiture amount, will be charged as a compensation expense against earnings over the 18 month vesting period of the RSUs, commencing in 2010.

•

We expect to grant stock options covering an aggregate of 455,496 shares of our common stock to our executive officers and other employees, each with an exercise price equal to the price to the public of our common stock sold in this offering. The grant date value of the stock options, less an estimated forfeiture amount, will be charged as a compensation expense against earnings over the vesting periods of the stock options, commencing in 2010.

•For information regarding charges against earnings that we will recognize in connection with certain compensation programs, see footnote 2 in “Prospectus Summary—Summary Consolidated Financial Data.”

•

Amortization expense.    Our amortization expense consists of the charges we incur to amortize certain intangible assets. The intangible assets relate to key customer relationships in Europe and Brazil and land rights in China. Our intangible assets are amortized over their estimated useful lives as determined when the intangible asset is initially recorded. See note 4 to our consolidated financial statements.

•

Restructuring and related asset impairment charges.    Our restructuring expenses are incurred when we establish reserves for particular restructuring actions and when we incur costs that are expensed as incurred related to particular restructuring actions. We have implemented several restructuring plans in recent years in order to realign our manufacturing capacity to meet global automotive production demands and to improve the utilization of our facilities.

•

Interest expense.    Our interest expense relates to costs associated with our debt instruments and reflects both the amount of our indebtedness and the rates we are required to pay. Our primary debt instruments consist of our notes and our asset-based revolving credit facility. We also have debt at our foreign subsidiaries, consisting of borrowings in South Korea and Brazil and a factoring facility in Italy. Our interest expense is also affected by the amortization of our debt issuance costs. On August 23, 2010, the Issuers consummated the sale of $430 million aggregate principal amount of the 10.625% Senior Secured Notes due 2017. If we had consummated the notes offering and the retirement of our first lien term loan on January 1, 2009, on an as adjusted unaudited basis (i) we would have incurred interest expense of $67.8 million for the year ended December 31, 2009, as compared to $57.9 million reflected in our financial statements, thereby increasing our net loss by $9.9 million for such period, and (ii) we would have incurred interest expense of $33.6 million for the six months ended June, 2010, as compared with $27.8 million reflected in our financial statements, thereby increasing our net loss by $5.8 million for such period. The increased interest expense amounts described in the preceding sentence were calculated based on the average balance on the first lien term loan during the applicable period, measured quarterly, multiplied by the weighted average annualized interest rate. The as adjusted unaudited data presented above is presented for informational purposes only and does not purport to represent what our results of operations actually would have been had the referenced events occurred on the dates indicated or to project our results of operations as of any future date or for any future period.

•

Provision for income taxes.    We make estimates of the amounts to recognize for income taxes in each tax jurisdiction in which we operate. In addition, provisions are established for withholding taxes related to the transfer of cash between jurisdictions and for uncertain tax positions taken. As a result of Cerberus’ cancellation of $25 million aggregate principal amount of our first lien term loan in connection with the notes offering, we may experience cancellation of indebtedness income of up to $25 million for tax purposes. At December 31, 2009, we had approximately $148.5 million in net operating losses which we may use to offset any income tax payable as a result of any such cancellation of indebtedness income. Any such cancellation of indebtedness income will not be recorded as income under GAAP on our financial statements.

•

Efficiencies.    Our ability to control our costs is directly linked to our ability to offset price reductions and other cost increases with reductions in operating costs through the implementation of various manufacturing, purchasing, administrative and other efficiencies. We seek to drive costs out of our operations through several ongoing initiatives, including the following:

•	Manufacturing efficiencies. We have achieved cost savings in our core manufacturing operations through several ongoing initiatives, including:

•

Implementation of Lean Six Sigma principles.    Lean and Six Sigma are industry-recognized methodologies which our management utilizes to reduce waste, improve quality and improve our ability to respond to customer demand rates by focusing on reductions in manufacturing lead times.

•

Labor best practices standardization.    We studied how other companies utilize their production related labor. As a result of that study, we developed benchmark labor standards for our production processes. We then applied those standards and processes consistently across our manufacturing facilities.

•

Real-time production reporting and throughput analysis.    Many of our manufacturing facilities are equipped with production count systems that interface directly with our general ledger system. These reports enable us to reduce the costs we incur to manufacture our products. Real-time production reporting allows us to:

•	perform bottleneck management analysis, which allows us to analyze production bottlenecks and improve efficiency and cycle times;

•	complete shift-to-shift assessments, which help us to reduce the number of employees needed to meet production during any given shift; and

•	perform press changeover time analysis, which helps us to reduce the time in which equipment is not in production.

•	Purchasing efficiencies. We actively negotiate with our supply base to achieve year-over-year price reductions in the components and supplies that we purchase.

•

SG&A reductions.    We have reduced the amount of our SG&A expense necessary to operate our business. We have centralized and continue to centralize several administrative functions which we previously performed on a decentralized basis, including purchasing, customer quoting and product costing, product engineering and accounting. In addition, we have instituted policies and procedures on discretionary spending to reduce our costs.

Adjusted EBITDA

We use the term Adjusted EBITDA throughout this prospectus. We define Adjusted EBITDA as net income/(loss) before interest, taxes, depreciation, amortization, restructuring items and other adjustments described in the reconciliations provided in this prospectus. Adjusted EBITDA is not a measure of performance defined in accordance with GAAP. We use Adjusted EBITDA as a supplement to our GAAP results in evaluating our business.

Adjusted EBITDA is included in this prospectus because it is one of the principal factors upon which our management assesses performance. Our Chief Executive Officer measures the performance of our segments on the basis of Adjusted EBITDA. As an analytical tool, Adjusted EBITDA assists us in comparing our performance over various reporting periods on a consistent basis because it excludes items that we do not believe reflect our core operating performance.

We believe that Adjusted EBITDA is useful to investors in evaluating our performance because EBITDA is a commonly used financial metric for measuring and comparing the operating performance of companies in our industry. We believe that the disclosure of Adjusted EBITDA offers an additional financial metric that, when coupled with the GAAP results and the reconciliation to GAAP results, provides a more complete understanding of our results of operations and the factors and trends affecting our business.

Adjusted EBITDA should not be considered as an alternative to net income/(loss) as an indicator of our performance, as an alternative to net cash provided by operating activities as a measure of liquidity, or as an alternative to any other measure prescribed by GAAP. There are limitations to using non-GAAP measures such as Adjusted EBITDA. Although we believe that Adjusted EBITDA may make an evaluation of our operating performance more consistent because it removes items that do not reflect our core operations, (i) other companies in our industry may define Adjusted EBITDA differently than we do and, as a result, it may not be comparable to similarly titled measures used by other companies in our industry; and (ii) Adjusted EBITDA excludes certain financial information that some may consider important in evaluating our performance.

We compensate for these limitations by providing disclosure of the differences between Adjusted EBITDA and GAAP results, including providing a reconciliation of Adjusted EBITDA to GAAP results, to enable investors to perform their own analysis of our operating results. For a reconciliation of consolidated Adjusted EBITDA to its most directly comparable GAAP measure, net income (loss), see footnote 12 in “Prospectus Summary—Summary Consolidated Financial Data.”

Because of these limitations, Adjusted EBITDA should not be considered as a measure of the income generated by our business or discretionary cash available to us to invest in the growth of our business. Our management compensates for these limitations by analyzing both our GAAP results and Adjusted EBITDA. See our consolidated financial statements and the related notes included elsewhere in this prospectus.

Bases of Presentation

2007 Acquisition

On July 31, 2007, we acquired substantially all of the assets, including the name, of Tower Automotive, Inc. and 25 of its United States subsidiaries in exchange for a purchase price of $779.3 million, which amount is net of cash acquired of $82.1 million and includes direct acquisition costs of $27 million. We also acquired the stock of substantially all of the sellers’ foreign affiliates. In addition to the purchase price that we paid for these assets, we assumed foreign debt and debt-like instruments of $235.7 million, resulting in aggregate consideration of approximately $1 billion.

Previously, in February 2005, Tower Automotive, Inc. and its United States subsidiaries, which we refer to collectively as the debtors, filed a voluntary petition for relief under the United States bankruptcy laws. From February 2005 until our acquisition on July 31, 2007, the debtors operated their business in the normal course as debtors-in-possession. The assets of the debtors that we did not acquire were transferred into a liquidation trust. Pursuant to the plan of reorganization confirmed by the United States Bankruptcy Court, the only liabilities of the United States debtors that we assumed were certain current liabilities and pension and other post-retirement benefit obligations. Concurrent with the closing of the 2007 acquisition, the debtors ceased all operations.

The acquisition was accounted for as a purchase in accordance with FASB ASC No. 805. As a result, we allocated the purchase price to the assets acquired and liabilities assumed at the date of acquisition, based on their estimated fair values as of the closing date, in accordance with FASB ASC No. 805. The excess of the cost of the acquisition over the net amounts assigned to the fair value of the assets acquired and the liabilities assumed was recorded as goodwill. As a result of the application of FASB ASC No. 805, the financial statements and financial data presented in this prospectus for dates and for periods ending on or before July 31, 2007 are not comparable with the financial statements and financial data presented in this prospectus for periods after July 31, 2007. We refer to our acquisition of the assets of the debtors and the acquisition of substantially all of the stock of the debtors’ foreign affiliates as the 2007 acquisition.

The accounting pronouncements applicable to the Predecessor while it was undergoing reorganization do not change the application of GAAP in the preparation of the Predecessor’s financial statements. However, those pronouncements do require that the financial statements, for periods including and subsequent to the filing of the bankruptcy petition, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the Predecessor.

The debtors incurred certain professional and other expenses directly associated with their bankruptcy proceedings. In addition, the debtors made certain provisions to adjust the carrying value of certain pre-petition liabilities to reflect the debtors’ estimate of allowed claims. We have classified these costs and expenses as Chapter 11 and related reorganization items in our consolidated statements of operations for the seven months ended July 31, 2007.

2010 Corporate Conversion

We have been organized as a limited liability company since the 2007 acquisition. Prior to the consummation of this offering, (i) all of our existing equity owners will transfer their equity interests in Tower Automotive, LLC to a newly created limited liability company, Tower International Holdings, LLC, (ii) Tower Automotive, LLC will convert into a Delaware corporation, which will be named Tower International, Inc., and (iii) all of the equity interests in Tower Automotive, LLC will be converted into common stock of Tower International, Inc. Thus, immediately prior to the consummation of this offering, all of our outstanding common stock will be owned by Tower International Holdings, LLC. We refer to this transaction as the Corporate Conversion.

Our Segments

Our management reviews our operating results and makes decisions based upon two reportable segments: the Americas and International, each of which has its own president and leadership team. For accounting purposes, we have identified four operating segments, which we have aggregated into two reportable segments. See Note 16 to our consolidated financial statements. Through June 30, 2010, our businesses have had similar economic characteristics, including the nature of our products, our production processes and our customers.

Results of Operations—Six Months Ended June 30, 2010 Compared with the Six Months Ended June 30, 2009

Automobile production volumes increased during the six months ended June 30, 2010 in all major markets compared to the six months ended June 30, 2009. The following table presents production volumes in specified regions according to CSM Worldwide® for the six months ended June 30, 2010 compared to the six months ended June 30, 2009 (in millions of units produced):

	Europe	Korea	China	North America	Brazil
Six Months Ended June 30, 2010	9.7	2.1	7.1	6.0	1.5
Six Months Ended June 30, 2009	7.7	1.5	4.8	3.5	1.4

Increase/(decrease)	2.0	0.6	2.3	2.5	0.1

Percentage change	26%	38%	49%	72%	13%

According to CSM Worldwide®, vehicle production for the full year of 2010 is expected to increase over 2009, but not to the same extent as the increase for the first six months of 2010 over the first six months of 2009. According to CSM Worldwide® , full year vehicle production is expected to increase by 37% in North America and 9% in Europe during 2010 as compared to 2009.

The following table presents selected financial information for the six months ended June 30, 2010 and 2009 (in millions):

	International		Americas		Consolidated
	Six Months Ended June 30,		Six Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009	2010	2009
Revenues	$558.6	$438.2	$422.2	$259.7	$980.8	$697.9
Cost of sales	489.2	397.8	382.8	284.1	872.0	681.9

Gross profit	69.4	40.4	39.4	(24.4)	108.8	16.0
Selling, general and administrative
expenses	30.5	28.0	34.5	25.3	65.0	53.3
Amortization	1.1	1.0	0.4	0.3	1.5	1.3
Restructuring	2.9	2.0	1.8	(3.1)	4.7	(1.1)

Operating income/(loss)	$34.9	$9.4	$2.7	$(46.9)	37.6	(37.5)

Interest expense, net					27.3	27.2
Other (income)/loss, net					—	(32.4)
Provision/(benefit) for income taxes					8.4	2.8
Noncontrolling interest, net of tax					4.5	3.9

Net loss attributable to Tower Automotive, LLC					$(2.6)	$(39.0)

Comparison of Periods—GAAP Analysis of Consolidated Results

Revenues

Total revenues increased during the six months ended June 30, 2010 by $282.9 million or 41% from the six months ended June 30, 2009, reflecting primarily higher volume in both our Americas segment ($155.4 million) and our International segment ($151 million). Revenues were also positively impacted by the strengthening of foreign currencies against the U.S. dollar, both in our Americas segment, primarily the Brazilian Real ($16.2 million), and in our International segment, primarily the Korean Won ($13.8 million), offset partially by the strengthening of the U.S. dollar against the Euro in our International segment ($10 million). Revenues were negatively impacted by unfavorable pricing and economics ($41.7 million), primarily related to lower steel recoveries and prices.

Gross Profit

When we analyze our total gross profit, we separately categorize external factors—volume, product mix and foreign exchange—and all other factors which impact gross profit, which we refer to as “other factors”. When we refer to “mix,” we are referring to the relative composition of revenues and profitability of the products we sell in any given period. When we refer to “pricing and economics”, we are referring to (i) the impact of adjustments in the pricing of particular products, which we refer to as product pricing; (ii) the impact of steel price changes, taking into account the component of our product pricing attributable to steel, the cost of steel included in our cost of sales and the amounts recovered on the sale of offal, which in total we refer to as the net steel impact; and (iii) the impact of inflation and changes in operating costs such as labor, utilities and fuel, which we refer to as economics.

Total gross profit increased by $92.8 million or 580% from the six months ended June 30, 2009 to the six months ended June 30, 2010, and our gross profit margin increased from 2.3% during the 2009 period to 11.1% in the 2010 period, as partially explained by higher volume ($72.8 million), favorable product mix ($4.3 million), and favorable foreign exchange ($0.9 million). All other factors were net favorable by $14.7 million. Cost of sales was reduced by manufacturing, purchasing and other efficiencies ($24.5 million) and savings from restructuring actions undertaken in 2008 and 2009 ($3.1 million). Total gross profit was also positively impacted by a reduction in the depreciation included in cost of sales from $76.4 million during the six months ended June 30, 2009 to $55.1 million during the six months ended June 30, 2010. The reduction reflected primarily a portion of our fixed assets becoming fully depreciated in July 2009 as a result of having been assigned estimated lives of two years at the time of our acquisition in 2007 and accelerated depreciation in 2009 related to certain restructuring actions taken in the Americas segment. These factors more than offset unfavorable pricing and economics ($20.8 million), the non-recurrence of customer cost recoveries ($9.5 million), and higher launch costs ($4.1 million).

Selling, General and Administrative Expenses (“SG&A”)

Total SG&A increased $11.7 million or 22% from the six months ended June 30, 2009, reflecting higher bonus and salary costs and increased personnel costs, primarily for engineers ($8.1 million), the strengthening of foreign currencies against the U.S. dollar, primarily the Korean Won and Brazilian Real ($2.1 million), and acquisition costs related to the acquisition of a manufacturing plant in Artern, Germany during the first quarter of 2010 ($0.7 million). In addition, SG&A for the six months ended June 30, 2010 includes a charge for compensation costs related to the Special Incentive Program ($0.5 million) described under “Compensation Discussion and Analysis—Components of Compensation—Special Incentive Compensation.”

Amortization Expense

Total amortization expense increased $0.2 million from the six months ended June 30, 2009 reflecting primarily the amortization of an intangible asset recorded in Artern at the end of the first quarter of 2010 and the strengthening of foreign currencies against the U.S. dollar. Our amortization expense consists of the charges we incur to amortize certain intangible assets.

Restructuring Expense

Total restructuring expense increased $5.8 million from the six months ended June 30, 2009 related primarily to an impairment charge taken on our press shop in Bergisch Gladbach, Germany as we put it up for sale and the non-recurrence of restructuring income which offset the charges incurred during 2009 in our Americas segment.

Interest Expense, net

Interest expense, net, remained consistent between the six month periods as borrowings were similar in both of the periods. An increase in borrowings in Europe, South Korea, and Brazil were offset by a decrease in borrowings in North America.

Provision/(Benefit) for Income Taxes

Income tax expense increased $5.6 million from the six months ended June 30, 2009. The change in income tax expense varies each period depending on the level and mix of income and losses generated in the various jurisdictions. Our income tax expense is disproportionately higher than our statutory rate primarily due to valuation allowances recorded against tax benefits on losses incurred in certain countries, including the U.S. The increased operating income in the Americas segment (primarily in the U.S.) is offset by net operating losses that are subject to valuation allowances which, when reduced, do not benefit the current tax provision. We have recorded the valuation allowances due to the uncertainty of the future realization of the tax benefits associated with the losses.

Noncontrolling Interest, Net of Tax

The adjustment to our earnings required to give effect to the elimination of noncontrolling interests increased by $0.6 million from the six months ended June 30, 2009 reflecting increased earnings in our Chinese joint ventures.

Comparison of Periods—Non-GAAP Analysis of Adjusted EBITDA

A reconciliation of Adjusted EBITDA to net loss attributable to Tower Automotive, LLC for the six month periods presented is set forth below (in millions):

	International		Americas		Consolidated
	Six Months Ended June 30,		Six Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009	2010	2009
Adjusted EBITDA	$65.5	$46.0	$36.9	$(5.0)	$102.4	$41.0
Intercompany charges	3.5	3.2	(3.5)	(3.2)	—	—
Restructuring	(2.9)	(2.0)	(1.8)	3.1	(4.7)	1.1
Depreciation and amortization	(30.4)	(37.6)	(28.3)	(41.8)	(58.7)	(79.4)
Receivable factoring charges and other	(0.1)	(0.2)	(0.1)	—	(0.2)	(0.2)
Acquisition costs	(0.7)	—	—	—	(0.7)	—
Compensation pursuant to the special incentive program	—	—	(0.5)	—	(0.5)	—

Operating income	$34.9	$9.4	$2.7	$(46.9)	37.6	(37.5)

Interest expense, net					(27.3)	(27.2)
Other Income					—	32.4
(Provision)/benefit for income taxes					(8.4)	(2.8)
Noncontrolling interest, net of tax					(4.5)	(3.9)

Net loss attributable to Tower Automotive, LLC					$(2.6)	$(39.0)

See footnote 12 in “Prospectus Summary—Summary Consolidated Financial Data.”

The following table presents revenues (a GAAP measure) and Adjusted EBITDA (a non-GAAP measure) for the six months ended June 30, 2010 and 2009 (in millions) as well as an explanation of variances:

	International		Americas		Consolidated
	Revenues	Adjusted EBITDA(a)	Revenues	Adjusted EBITDA(a)	Revenues	Adjusted EBITDA(a)
Six Months Ended June 30, 2010 results	$558.6	$65.5	$422.2	$36.9	$980.8	$102.4
Six Months Ended June 30, 2009 results	438.2	46.0	259.7	(5.0)	697.9	41.0

Variance	$120.4	$19.5	$162.5	$41.9	$282.9	$61.4

Variance attributable to:
Volume and mix	$151.0	$30.7	$155.4	$46.4	$306.4	$77.1
Foreign exchange	3.8	(1.7)	16.2	0.5	20.0	(1.2)
Pricing and economics	(35.0)	(18.1)	(6.7)	(10.7)	(41.7)	(28.8)
Manufacturing and purchasing efficiencies	—	11.4	—	18.9	—	30.3
Selling, general and administrative expenses and other items(b)	0.6	(2.8)	(2.4)	(13.2)	(1.8)	(16.0)

Total	$120.4	$19.5	$162.5	$41.9	$282.9	$61.4

(a)	We have presented a reconciliation of Adjusted EBITDA to net loss attributable to Tower Automotive, LLC above.
(b)	When we refer to “selling, general and administrative expenses and other items”, the “other items” refer to (i) savings which we generate after implementing restructuring actions, (ii) the costs associated with launching new products, (iii) one-time items and (iv) other efficiencies.

Adjusted EBITDA

When we analyze Adjusted EBITDA, we separately categorize external factors—volume, product mix and foreign exchange—and all other factors which impact Adjusted EBITDA, which we refer to as “other factors.”

Total Company: Total Adjusted EBITDA improved by $61.4 million or 150% from the six months ended June 30, 2009, as explained by higher volume ($72.8 million) and favorable product mix ($4.3 million) offset partially by unfavorable foreign exchange ($1.2 million). All other factors were net unfavorable by $14.5 million; manufacturing and purchasing efficiencies ($30.3 million) were more than offset by unfavorable pricing and economics ($28.8 million) and unfavorable SG&A expenses and other items ($16 million).

International Segment: In our International segment, Adjusted EBITDA improved by $19.5 million or 42% from the six months ended June 30, 2009, reflecting higher volumes ($34.5 million) offset partially by unfavorable product mix ($3.8 million) and unfavorable foreign exchange ($1.7 million). All other factors were net unfavorable by $9.5 million. Unfavorable pricing and economics ($18.1 million), principally product pricing and labor costs, were offset partially by manufacturing and purchasing efficiencies ($11.4 million). In addition, SG&A and other items contributed unfavorably during the six months ended June 30, 2010 ($2.8 million), resulting from the non-recurrence of customer cost recoveries ($2.7 million) and higher launch costs ($1.6 million), offset partially by savings from restructuring actions undertaken in 2008 and 2009 ($1.4 million).

Americas Segment: In our Americas segment, Adjusted EBITDA improved by $41.9 million from the six months ended June 30, 2009, reflecting primarily higher volumes ($38.3 million) and favorable product mix ($8.1 million). Foreign exchange had a negligible impact. All other factors were net unfavorable by $5 million. Unfavorable pricing and economics ($10.7 million), principally product pricing and labor costs including higher bonus and salary costs, and higher SG&A expenses and other items ($13.2 million) were offset partially by manufacturing and purchasing efficiencies ($18.9 million). The adverse impact from SG&A spending and other items resulted from the non-recurrence of customer cost recoveries ($6.8 million), higher launch costs ($2.5 million) and increased personnel costs, primarily for engineers ($2.5 million), offset partially by savings from restructuring actions undertaken in 2008 and 2009 ($1.7 million).

Results of Operations—Year Ended December 31, 2009 Compared with the Year Ended December 31, 2008

Due to the downturn in the global economy, automobile production volumes decreased significantly during 2009 in all major markets except China and Brazil. The following table presents production volumes in specified regions according to CSM Worldwide® for 2009 compared to 2008 (in millions of units produced).

	Europe	Korea	China	North America	Brazil
2009 production	16.3	3.4	11.1	8.6	2.9
2008 production	20.5	3.7	7.3	12.6	2.9

Increase/(decrease)	(4.2)	(0.3)	3.8	(4.0)	0.0

Percentage change	(20)%	(8)%	52%	(32)%	2%

The following table presents selected financial information for the years ended December 31, 2009 and 2008 (in millions). In the discussion that follows, all references to “2009” are to the year ended December 31, 2009 and all references to “2008” are to the year ended December 31, 2008.

	International		Americas		Consolidated
	2009	2008	2009	2008	2009	2008
Revenues	$990.5	$1,251.4	$643.9	$920.3	$1,634.4	$2,171.7
Cost of sales	889.9	1,104.5	646.9	886.8	1,536.8	1,991.3

Gross profit	100.6	146.9	(3.0)	33.5	97.6	180.4
Selling, general and administrative expenses	57.7	63.3	60.6	75.3	118.3	138.6
Amortization	2.0	2.2	0.8	0.8	2.8	3.0
Restructuring	12.6	1.4	0.8	3.4	13.4	4.8

Operating income/(loss)	$28.3	$80.0	$(65.2)	$(46.0)	(36.9)	34.0

Interest expense, net					56.9	60.2
Other (income)/loss, net					(33.7)	—
Provision/(benefit) for income taxes					(1.1)	19.5
Noncontrolling interest, net of tax					8.9	6.6

Net loss attributable to Tower Automotive, LLC					$(67.9)	$(52.3)

Comparison of Periods—GAAP Analysis of Consolidated Results

Revenues

Total revenues declined in 2009 by $537.3 million or 25% from 2008, reflecting primarily lower volume in both our Americas segment ($262 million) and our International segment ($167.1 million) and the effect of the strengthened U.S. dollar against foreign currencies in our International segment, primarily the Euro and Korean Won ($96.6 million), and against foreign currencies in our Americas segment, primarily the Brazilian Real ($19.8 million).

Gross Profit

Total gross profit declined in 2009 by $82.8 million or 46% from 2008 and gross profit margin decreased from 8.3% in 2008 to 6% in 2009, as explained by lower volume ($103.2 million), unfavorable product mix ($43.8 million), and unfavorable foreign exchange primarily in the International segment ($17.3 million, excluding the impact on depreciation). All other factors were net favorable by $81.5 million—cost of sales was reduced primarily by manufacturing, purchasing and other efficiencies ($90 million) that more than offset unfavorable pricing and economics ($35.5 million). The unfavorable pricing and economics was attributable principally to product pricing and net steel impact ($46.7 million), offset partially by reductions in our workers’ compensation and healthcare costs ($11.2 million) associated with reductions in our workforce and improvements in our plant safety record in the Americas segment. Gross profit was positively impacted by the achievement of savings in 2009 from restructuring actions undertaken in 2008 and 2009 ($10.2 million) and was negatively impacted by a one-time provision associated with a value-added tax audit in Brazil ($4.7 million).

Total gross profit was also positively impacted by a reduction in the depreciation included in cost of goods sold from $164.1 million in 2008 to $141.1 million in 2009. The reduction reflected primarily a portion of our fixed assets becoming fully depreciated in July 2009 as a result of having been assigned estimated lives of two years at the time of our acquisition in 2007, as well as the strengthening of the U.S. dollar against foreign currencies, primarily in the International segment, offset partially by accelerated depreciation in 2009 related to certain restructuring actions taken in the Americas segment.

Selling, General and Administrative Expenses

Total SG&A decreased $20.3 million or 15% from 2008, reflecting a reduction in personnel and related expenses associated with the decline in production and a reduction in other spending undertaken to control costs ($17.1 million) primarily in the Americas segment and the strengthening of the U.S. dollar against foreign currencies resulting in less SG&A costs ($4.8 million, excluding the impact of depreciation) primarily in the International segment.

Amortization Expense

Total amortization expense decreased by $0.2 million due to the strengthening of the U.S. dollar against foreign currencies.

Restructuring Expense

Total restructuring increased by $8.6 million or 179% from 2008 due to higher restructuring charges incurred in 2009, related primarily to the closure of our press shop in Bergisch Gladbach, Germany.

Interest Expense, net

Interest expense, net, decreased in 2009 by $3.3 million or 5.5% as compared to 2008, related primarily to declining debt balances in the Americas segment due to a debt repurchase in the second quarter and declining rates on the portion of our first lien term loan not covered by an interest rate swap.

Other Income

During 2009, we amended certain terms of our revolving credit facility, first lien term loan agreement and synthetic letter of credit facility. As part of the amendments, we reduced our $200 million revolving credit facility to $150 million, reduced our synthetic letter of credit facility from $60 million to $27.5 million and repurchased $32.9 million of the U.S. tranche of our first lien term loan. In connection with these transactions, we recognized gains of $33.7 million which we recognized as other income.

Provision (Benefit) for Income Taxes

Income tax expense declined $20.6 million or 106% in 2009 from 2008 reflecting primarily the substantial decrease in overall income, a tax benefit from gain recognition in other comprehensive income and a shift in the mix of income among jurisdictions.

Noncontrolling Interest, Net of Tax

The adjustment to our earnings required to give effect to the elimination of minority interests increased by $2.3 million in 2009 from 2008 reflecting increased earnings in our Chinese joint ventures.

Comparison of Periods—Non-GAAP Analysis of Adjusted EBITDA

A reconciliation of Adjusted EBITDA to net loss attributable to Tower Automotive, LLC for the periods presented is set forth below (in millions):

	International		Americas		Consolidated
	2009	2008	2009	2008	2009	2008
Adjusted EBITDA	$108.7	$163.9	$16.3	$49.0	$125.0	$212.9
Intercompany charges	8.0	3.0	(8.0)	(3.0)	—	—
Restructuring	(12.6)	(1.4)	(0.8)	(3.4)	(13.4)	(4.8)
Depreciation and amortization	(75.1)	(82.4)	(72.6)	(87.9)	(147.7)	(170.3)
Receivable factoring charges	(0.7)	—	(0.1)	(0.7)	(0.8)	(0.7)
Other adjustments	—	(3.1)	—	—	—	(3.1)

Operating income/(loss)	$28.3	$80.0	$(65.2)	$(46.0)	(36.9)	34.0

Interest expense, net					(56.9)	(60.2)
Other income					33.7	—
(Provision)/benefit for income taxes					1.1	(19.5)
Noncontrolling interest, net of tax					(8.9)	(6.6)

Net loss attributable to Tower Automotive, LLC					$(67.9)	$(52.3)

See footnote 12 in “Prospectus Summary—Summary Consolidated Financial Data.”

The following table presents revenues (a GAAP measure) and Adjusted EBITDA (a non-GAAP measure) for the years ended December 31, 2009 and 2008 (in millions) as well as an explanation of variances:

	International		Americas		Consolidated
	Revenues	Adjusted EBITDA(a)	Revenues	Adjusted EBITDA(a)	Revenues	Adjusted EBITDA(a)
2009 results	$990.5	$108.7	$643.9	$16.3	$1,634.4	$125.0
2008 results	1,251.4	163.9	920.3	49.0	2,171.7	212.9

Variance	$(260.9)	$(55.2)	$(276.4)	$(32.7)	$(537.3)	$(87.9)

Variance attributable to:
Volume and mix	$(167.1)	$(60.4)	$(262.0)	$(86.6)	$(429.1)	$(147.0)
Foreign exchange	(96.6)	(12.3)	(19.8)	(0.2)	(116.4)	(12.5)
Pricing and economics	3.3	(23.8)	4.3	(10.6)	7.6	(34.4)
Manufacturing and purchasing efficiencies	—	39.7	—	48.6	—	88.3
Selling, general and administrative expenses and other items	(0.5)	1.6	1.1	16.1	0.6	17.7

Total	$(260.9)	$(55.2)	$(276.4)	$(32.7)	$(537.3)	$(87.9)

(a)	We have presented a reconciliation of Adjusted EBITDA to net loss attributable to Tower Automotive, LLC above.

Adjusted EBITDA

Total Company: Total Adjusted EBITDA declined in 2009 by $87.9 million or 41% from 2008, as explained by lower volume ($103.2 million), unfavorable product mix ($43.8 million) and unfavorable foreign exchange ($12.5 million). All other factors were net favorable by $71.6 million; manufacturing and purchasing efficiencies ($88.3 million) and a decrease in SG&A and other items ($17.7 million) more than offset unfavorable pricing and economics ($34.4 million).

The favorable impact of manufacturing and purchasing efficiencies more than offset general cost increases. We were able to achieve this gain in 2009 because of the continued implementation of our competitive cost structure initiatives. Our focus in 2010 and beyond is to retain the benefit of these achieved cost savings as anticipated volume recovery occurs. Our objective is to continue to achieve operating efficiencies large enough to at least offset general cost increases.

International Segment: In our International segment, Adjusted EBITDA declined by $55.2 million or 34% from 2008, reflecting lower volumes ($37.4 million), unfavorable product mix ($23 million) and unfavorable foreign exchange ($12.3 million). All other factors were net favorable by $17.5 million; unfavorable pricing and economics ($23.8 million), principally product pricing and labor costs, were more than offset by operational efficiencies ($39.7 million). In addition, SG&A and other items contributed favorably in 2009, primarily because restructuring savings were achieved in 2009 from restructuring actions undertaken in 2008 and 2009 ($5.2 million), offset partially by higher launch costs in Europe.

Americas Segment: In our Americas segment, Adjusted EBITDA declined by $32.7 million or 67% from 2008, reflecting primarily lower volumes ($65.8 million) and unfavorable product mix ($20.8 million). Foreign exchange had a negligible impact. All other factors were net favorable by $54.1 million, due principally to operational efficiencies ($48.6 million) and reduced SG&A expenses and other items ($16.1 million). The positive impact from SG&A spending and other items resulted from a reduction in personnel and related expenses and a reduction in other spending undertaken to control costs ($17.1 million) and savings from restructuring actions undertaken in 2008 and 2009 ($5 million). These other factors were offset partially by unfavorable pricing and economics ($10.6 million) and a one-time provision associated with a value added tax audit in Brazil ($4.7 million). The unfavorable pricing and economics reflects principally unfavorable product pricing and net steel impact ($21.8 million), offset partially by reductions in our workers’ compensation and healthcare costs ($11.2 million) associated with reductions in our workforce and improvements in our plant safety record. Our net steel impact was adversely impacted by lower offal recoveries in 2009.

Results of Operations—Year Ended December 31, 2008 Compared with the Year Ended December 31, 2007

As a result of our acquiring our business from the debtors on July 31, 2007, our financial results for 2007 have been separately presented in our consolidated financial statements for the Predecessor for the period January 1, 2007 through July 31, 2007 and for the Successor for the period August 1, 2007 through December 31, 2007. We have presented below two separate analyses, one comparing our results for the five month periods ended December 31, 2008 and 2007 and one comparing our results for the seven month periods ended July 31, 2008 and 2007.

Five Months Ended December 31, 2008 Compared to the Five Months Ended December 31, 2007

Automotive production volumes decreased significantly during the last five months of 2008 in all major markets due to the downturn in the global economy. The following table presents production volumes in specified regions according to CSM Worldwide® for the five months ended December 31, 2008 compared to the five months ended December 31, 2007 (in millions of units produced):

	Europe	Korea	China	North America	Brazil
Five months ended December 31, 2008	6.9	1.5	2.8	4.8	1.1
Five months ended December 31, 2007	8.7	1.7	3.0	6.3	1.2

Increase / (decrease)	(1.8)	(0.2)	(0.2)	(1.5)	(0.1)

Percentage change	(21)%	(14)%	(8)%	(23)%	(10)%

The following table presents selected financial information for the five months ended December 31, 2008 and December 31, 2007 (in millions):

	International		Americas		Consolidated
	Five Months Ended December 31,		Five Months Ended December 31,		Five Months Ended December 31,
	2008	2007	2008	2007	2008	2007
Revenues	$433.1	$577.1	$281.8	$509.0	$714.9	$1,086.1
Cost of sales	381.5	506.7	286.0	463.8	667.5	970.5

Gross profit	51.6	70.4	(4.2)	45.2	47.4	115.6
Selling, general and administrative expenses	33.7	27.2	20.5	29.8	54.2	57.0
Amortization	0.8	0.9	0.3	0.4	1.1	1.3
Restructuring	1.3	2.4	7.2	(0.6)	8.5	1.8

Operating income/(loss)	$15.8	$39.9	$(32.2)	$15.6	(16.4)	55.5

Interest expense, net					24.0	34.0
Provision for income taxes					6.7	10.4
Equity in joint venture					—	(7.1)
Noncontrolling interest, net of tax					2.5	3.0

Net income/(loss) attributable to Tower Automotive, LLC					$(49.6)	$15.2

Comparison of Periods—GAAP Analysis of Consolidated Results

Revenues

Total revenues declined during the five months ended December 31, 2008 by $371.2 million or 34% from the five months ended December 31, 2007, reflecting primarily lower volume in both our Americas segment ($236.4 million) and our International segment ($118 million) and the effect of the strengthening of the U.S. dollar against foreign currencies in our International segment, primarily the Euro and Korean Won ($38.6 million), and against foreign currencies in our Americas segment, primarily the Brazilian Real ($3.9 million), offset partially by favorable pricing and economics ($24 million), primarily related to higher steel prices that were passed on to our customers.

Gross Profit

Total gross profit declined during the five months ended December 31, 2008 by $68.2 million or 59% from the five months ended December 31, 2007 and gross profit margin decreased from 10.6% for the five months ended December 31, 2007 to 6.6% for the five months ended December 31, 2008, reflecting primarily lower volume ($85.6 million), unfavorable product mix ($11.2 million) and unfavorable foreign exchange ($5.4 million, excluding the impact on depreciation). All other factors were net favorable by $34 million—cost of sales was reduced primarily by manufacturing, purchasing and other efficiencies ($59.6 million) and the favorable impact of the buyout of an operating lease ($8 million) in 2008 in our International segment, offset partially by unfavorable pricing and economics ($34.7 million). In addition, a one-time inventory charge was recorded in 2007 in our Americas segment ($4.2 million).

Total gross profit was also adversely impacted by an increase in the depreciation included in cost of goods sold from $59.8 million during the five months ended December 31, 2007 compared to $61.8 million during the five months ended December 31, 2008. The increase reflected primarily the buyout of an operating lease in 2008 in our International segment as mentioned above.

Selling, General and Administrative Expenses

Total SG&A decreased $2.8 million or 5% from the five months ended December 31, 2007, reflecting primarily a reduction in spending undertaken to control costs.

Restructuring Expense

Total restructuring increased $6.7 million from the five months ended December 31, 2007 to the five months ended December 31, 2008 due to the closure of our Traverse City facility in our Americas segment in September 2008.

Interest Expense, net

Interest expense, net, decreased during the five months ended December 31, 2008 by $10 million or 29% as compared to the five months ended December 31, 2007. Interest expense decreased primarily due to the repayment of our second lien term loan prior to the five months ended December 31, 2008.

Provision for Income Taxes

Provision for income taxes decreased $3.7 million or 36% during the five months ended December 31, 2008 from the five months ended December 31, 2007, reflecting primarily the decrease in pre-tax income and the mix of income in various foreign jurisdictions.

Equity in Earnings of Joint Ventures, Net of Tax

Equity in earnings of joint ventures decreased by $7.1 million during the five months ended December 31, 2008 from the five months ended December 31, 2007 due to our selling our 40% joint venture interest in Metalsa in December 2007.

Noncontrolling Interest, Net of Tax

The adjustment to our earnings required to give effect to the elimination of minority interests decreased by $0.5 million during the five months ended December 31, 2008 from the five months ended December 31, 2007, reflecting lower earnings at our Chinese joint ventures.

Comparison of Periods—Non-GAAP Analysis of Adjusted EBITDA

A reconciliation of Adjusted EBITDA to net income/(loss) attributable to Tower Automotive, LLC for the periods presented is set forth below (in millions):

	International		Americas		Consolidated
	Five Months Ended December 31,		Five Months Ended December 31,		Five Months Ended December 31,
	2008	2007	2008	2007	2008	2007
Adjusted EBITDA	$56.8	$67.2	$(0.3)	$56.4	$56.5	$123.6
Intercompany Charges	(7.6)	1.1	7.6	(1.1)	—	—
Restructuring	(1.3)	(2.4)	(7.2)	0.6	(8.5)	(1.8)
Depreciation & Amortization	(32.0)	(26.7)	(32.3)	(34.6)	(64.3)	(61.3)
Receivable factoring charges	—	—	—	(1.6)	—	(1.6)
Other adjustments	(0.1)	0.7	—	(4.1)	(0.1)	(3.4)

Operating income (loss)	$15.8	$39.9	$(32.2)	$15.6	(16.4)	55.5

Interest expense, net					(24.0)	(34.0)
Provision for income taxes					(6.7)	(10.4)
Equity in joint venture					—	7.1
Noncontrolling interest, net of tax					(2.5)	(3.0)

Net income/(loss) attributable to Tower Automotive, LLC					$(49.6)	$15.2

See footnote 12 in “Prospectus Summary—Summary Consolidated Financial Data.”

The following table presents revenues (a GAAP measure) and Adjusted EBITDA (a non-GAAP measure) for the five months ended December 31, 2008 and December 31, 2007 (in millions) as well as an explanation of variances:

	International		Americas		Consolidated
	Revenues	Adjusted EBITDA(a)	Revenues	Adjusted EBITDA(a)	Revenues	Adjusted EBITDA(a)
Five months ended December 31, 2008 results	$433.1	$56.8	$281.8	$(0.3)	$714.9	$56.5
Five months ended December 31, 2007 results	577.1	67.2	509.0	56.4	1,086.1	123.6

Variance	$(144.0)	$(10.4)	$(227.2)	$(56.7)	$(371.2)	$(67.1)

Variance attributable to:
Volume and mix	$(118.0)	$(28.3)	$(236.4)	$(68.5)	$(354.4)	$(96.8)
Foreign exchange	(38.6)	(3.7)	(3.9)	0.3	(42.5)	(3.4)
Pricing and economics.	13.2	(7.2)	10.8	(27.5)	24.0	(34.7)
Manufacturing and purchasing efficiencies	—	21.8	—	40.4	—	62.2
Selling, general and administrative expenses and other items	(0.6)	7.0	2.3	(1.4)	1.7	5.6

Total	$(144.0)	$(10.4)	$(227.2)	$(56.7)	$(371.2)	$(67.1)

(a)	We have presented a reconciliation of Adjusted EBITDA to net income/(loss) attributable to Tower Automotive, LLC above.

Adjusted EBITDA

Total Company: Total Adjusted EBITDA declined during the five months ended December 31, 2008 by $67.1 million or 54% from the five months ended December 31, 2007, reflecting primarily lower volume ($85.6 million), unfavorable product mix ($11.2 million) and unfavorable foreign exchange ($3.4 million). All other factors were net favorable by $33.1 million, reflecting favorable efficiencies ($62.2 million) and SG&A expenses and other items ($5.6 million), offset partially by pricing and economics ($34.7 million).

International Segment: In our International segment, Adjusted EBITDA declined during the five months ended December 31, 2008 by $10.4 million or 16% as compared to the five months ended December 31, 2007, reflecting primarily unfavorable volume ($26.2 million), unfavorable foreign exchange ($3.7 million) and unfavorable product mix ($2.1 million). All other factors were net favorable by $21.6 million, reflecting favorable efficiencies ($21.8 million) and the favorable impact of the buyout of an operating lease ($8 million) in 2008, offset partially by pricing and economics ($7.2 million).

Americas Segment: In our Americas segment, Adjusted EBITDA declined during the five months ended December 31, 2008 by $56.7 million or 101% as compared to the five months ended December 31, 2007, reflecting primarily lower volume ($59.4 million) and unfavorable product mix ($9.1 million). Foreign exchange had a negligible impact. All other factors were net favorable by $11.5 million, reflecting primarily favorable efficiencies ($40.4 million), offset partially by pricing and economics ($27.5 million).

Seven Months Ended July 31, 2008 Compared to the Seven Months Ended July 31, 2007

Industry production volumes increased during the first seven months of 2008 in all major markets except North America and Korea. The following table presents production volumes in specified regions according to CSM Worldwide® for the seven months ended July 31, 2008 compared to the seven months ended July 31, 2007 (in millions of units produced):

	Europe	Korea	China	North America	Brazil
Seven months ended July 31, 2008	13.6	2.3	4.6	7.8	1.8
Seven months ended July 31, 2007	13.0	2.3	3.9	8.8	1.5

Increase / (decrease)	0.6	—	0.7	(1.0)	0.3

Percentage change	4%	(1)%	16%	(11)%	23%

The following table presents selected financial information for the seven months ended July 31, 2008 and 2007 (in millions):

	International		Americas		Consolidated
	Seven Months Ended July 31,		Seven Months Ended July 31,		Seven Months Ended July 31,
	2008	2007	2008	2007	2008	2007
Revenues	$818.1	$772.1	$638.7	$683.4	$1,456.8	$1,455.5
Cost of sales	722.8	687.1	601.0	638.8	1,323.8	1,325.9

Gross profit	95.3	85.0	37.7	44.6	133.0	129.6
Selling, general and administrative expenses	29.6	35.1	54.8	42.1	84.4	77.2
Amortization	1.4	—	0.5	—	1.9	—
Restructuring	0.1	0.9	(3.8)	21.5	(3.7)	22.4

Operating income/(loss)	$64.2	$49.0	$(13.8)	$(19.0)	50.4	30.0

Interest expense, net					36.2	65.5
Chapter 11 and related reorganization items					—	62.2
Provision for income taxes					12.8	15.0
Equity in joint venture					—	(12.4)
Noncontrolling interest, net of tax					4.1	5.4
Loss from discontinued operations					—	0.3

Net loss attributable to Tower Automotive, LLC					$(2.7)	$(106.0)

Comparison of Periods—GAAP Analysis of Consolidated Results

Revenues

Total revenues increased during the seven months ended July 31, 2008 by $1.3 million as compared to the seven months ended July 31, 2007, despite lower volume in both our Americas segment ($75.8 million) and our International segment ($20.9 million), due principally to the effect of the weakening of the U.S. dollar against foreign currencies in our International segment, primarily the Euro and Korean Won ($75.7 million), and against foreign currencies in our Americas segment, primarily the Brazilian Real ($22.7 million).

Gross Profit

Total gross profit increased during the seven months ended July 31, 2008 by $3.4 million or 3% as compared to the seven months ended July 31, 2007 and gross profit margin increased from 8.9% in 2007 to 9.1% in 2008, despite lower volume ($21.6 million) and unfavorable product mix ($6.1 million), due in part to favorable foreign exchange ($17 million, excluding the impact on depreciation). All other factors were net favorable by $14.1 million—cost of sales was reduced primarily by manufacturing, purchasing and other efficiencies ($47.4 million) that were offset partially by unfavorable pricing and economics ($22.2 million), principally product pricing and labor costs. Gross profit was positively impacted by restructuring savings that were achieved during the seven months ended July 31, 2008 from restructuring actions in 2007 ($4.8 million).

Total gross profit was also adversely impacted by an increase in the depreciation included in cost of goods sold from $86.9 million during the seven months ended July 31, 2007 compared to $102.3 million during the seven months ended July 31, 2008. The increase reflected primarily the revaluation of the depreciable base as a result of the 2007 acquisition.

Selling, General and Administrative Expenses

Total SG&A increased $7.2 million or 9% from the seven months ended July 31, 2007, reflecting primarily an increase in personnel costs and other spending ($5.1 million) and the strengthening of foreign currencies against the U.S. dollar ($4.7 million excluding the impact of depreciation).

Amortization Expense

Total amortization expense increased by $1.9 million due to the establishment of certain intangible assets related to customer relationships.

Restructuring Expense

Total restructuring decreased $26.1 million or 117% from the seven months ended July 31, 2007 due to the closure of our Upper Sandusky, Kendallville, Granite City and Milan facilities in our Americas segment during 2007 as we attempted to better align our capacity with demand. During the seven months ended July 31, 2008, we had restructuring income resulting from the cancellation of an old customer program relating to our closed facility in Milwaukee, Wisconsin.

Interest Expense, net

Interest expense, net, decreased during the seven months ended July 31, 2008 by $29.3 million or 45% as compared to the seven months ended July 31, 2007. Interest expense decreased primarily due to a revised capital structure that was implemented on the acquisition date.

Chapter 11 and Related Reorganization Items

We were acquired by Cerberus; therefore, we did not incur any Chapter 11 or related reorganization charges during the seven months ended July 31, 2008.

Provision for Income Taxes

Provision for income taxes decreased $2.2 million or 15% during the seven months ended July 31, 2008 as compared to the seven months ended July 31, 2007, primarily reflecting the mix of income in the various foreign taxing jurisdictions.

Equity in Earnings of Joint Ventures, Net of Tax

Equity in earnings of joint ventures decreased by $12.4 million during the seven months ended July 31, 2008 as compared to the seven months ended July 31, 2007 due to our selling a 40% joint venture interest in Metalsa in December 2007.

Noncontrolling Interest, Net of Tax

The adjustment to our earnings required to give effect to the elimination of minority interests decreased by $1.3 million or 24% during the seven months ended July 31, 2008 from the seven months ended July 31, 2007 due to lower earnings at our China joint ventures.

Comparison of Periods—Non-GAAP Analysis of Adjusted EBITDA

A reconciliation of Adjusted EBITDA to net loss attributable to Tower Automotive, LLC for the periods presented is set forth below (in millions):

	International		Americas		Consolidated
	Seven Months Ended		Seven Months Ended		Seven Months Ended
	2008	2007	2008	2007	2008	2007
	Successor	Predecessor	Successor	Predecessor	Successor	Predecessor
Adjusted EBITDA	$107.1	$86.0	$49.3	$58.6	$156.4	$144.6
Intercompany Charges	10.6	2.8	(10.6)	(2.8)	—	—
Restructuring	(0.1)	(0.9)	3.8	(21.5)	3.7	(22.4)
Depreciation & Amortization	(50.4)	(38.9)	(55.6)	(51.6)	(106.0)	(90.5)
Receivable factoring charges	—	—	(0.7)	(1.7)	(0.7)	(1.7)
Other adjustments	(3.0)	—	—	—	(3.0)	—

Operating income (loss)	$64.2	$49.0	$(13.8)	$(19.0)	50.4	30.0

Interest expense, net					(36.2)	(65.5)
Chapter 11 and related reorganization items					—	(62.2)
Provision for income taxes					(12.8)	(15.0)
Equity in joint venture					—	12.4
Noncontrolling interest, net of tax					(4.1)	(5.4)
Loss from discontinued operations					—	(0.3)

Net loss attributable to Tower Automotive, LLC					$(2.7)	$(106.0)

See footnote 12 in “Prospectus Summary—Summary Consolidated Financial Data.”

The following table presents revenues (a GAAP measure) and Adjusted EBITDA (a non-GAAP measure) for the seven months ended July 31, 2008 and July 31, 2007 (in millions) as well as an explanation of variances:

	International		Americas		Consolidated
	Revenues	Adjusted EBITDA(a)	Revenues	Adjusted EBITDA(a)	Revenues	Adjusted EBITDA(a)
Seven months ended July 31, 2008 results	$818.1	$107.1	$638.7	$49.3	$1,456.8	$156.4
Seven months ended July 31, 2007 results	772.1	86.0	683.4	58.6	1,455.5	144.6

Variance	$46.0	$21.1	$(44.7)	$(9.3)	$1.3	$11.8

Variance attributable to:
Volume and mix	$(20.9)	$2.6	$(75.8)	$(30.3)	$(96.7)	$(27.7)
Foreign exchange	75.7	11.3	22.7	1.0	98.4	12.3
Pricing and economics	(4.6)	(12.7)	4.0	(9.5)	(0.6)	(22.2)
Manufacturing and purchasing efficiencies	—	20.5	—	23.9	—	44.4
Selling, general and administrative expenses and other items	(4.2)	(0.6)	4.4	5.6	0.2	5.0

Total	$46.0	$21.1	$(44.7)	$(9.3)	$1.3	$11.8

(b)	We have presented a reconciliation of Adjusted EBITDA to net loss attributable to Tower Automotive, LLC above.

Adjusted EBITDA

Total Company: Total Adjusted EBITDA increased during the seven months ended July 31, 2008 by $11.8 million or 8% as compared to the seven months ended July 31, 2007, despite lower volumes ($21.6 million) and unfavorable product mix ($6.1 million), due in part to favorable foreign exchange ($12.3 million). All other factors were net favorable by $27.2 million, reflecting favorable efficiencies ($44.4 million) and favorable SG&A expenses and other items ($5 million), offset partially by unfavorable pricing and economics ($22.2 million), principally product pricing and labor costs. The reduction in SG&A expenses and other items reflected primarily restructuring savings achieved during the seven months ended July 31, 2008 from restructuring actions in 2007 ($4.8 million).

International Segment: In our International segment, Adjusted EBITDA increased during the seven months ended July 31, 2008 by $21.1 million or 25% as compared to the seven months ended July 31, 2007, reflecting favorable product mix ($3.9 million) and favorable exchange ($11.3 million), offset partially by lower volume in Asia ($1.3 million). All other factors were net favorable by $7.2 million, reflecting primarily favorable efficiencies ($20.5 million), offset partially by unfavorable pricing and economics ($12.7 million).

Americas Segment: In our Americas segment, Adjusted EBITDA declined during the seven months ended July 31, 2008 by $9.3 million or 16% as compared to the seven months ended July 31, 2007, reflecting primarily lower volume ($20.3 million) and unfavorable mix ($10.0 million). Foreign exchange had a negligible impact. All other factors were net favorable by $20 million, reflecting favorable efficiencies ($23.9 million) and reduced SG&A expenses and other items ($5.6 million), offset partially by unfavorable pricing and economics ($9.5 million). We reduced SG&A expenses and other items primarily as a result of restructuring savings that were achieved during the seven months ended July 31, 2008 from restructuring actions in 2007 ($4.8 million).

Restructuring

The following table sets forth our net restructuring expense by type for the periods presented (in millions):

	Successor					Predecessor
	Six months Ended June 30,		Year Ended December 31,		Five months Ended December 31,	Seven months Ended July 31,
	2010	2009	2009	2008	2007	2007
Employee termination costs	$0.2	$2.6	$12.0	$9.8	$3.5	$6.9
Other exit costs	1.8	3.2	6.5	4.1	5.1	1.8
Asset impairment costs	2.7	—	1.8	—	—	21.6
Restructuring income	—	(6.9)	(6.9)	(9.1)	(6.8)	(7.9)

	$4.7	$(1.1)	$13.4	$4.8	$1.8	$22.4

We restructure our global operations in an effort to align our capacity with demand and to reduce our costs. Restructuring costs include employee termination benefits and other incremental costs resulting from restructuring activities. These incremental costs principally include equipment and personnel relocation costs. Restructuring costs are recognized in our consolidated financial statements in accordance with FASB ASC No. 420, “Exit or Disposal Obligations,” and appear in our statement of operations under a line item entitled “restructuring and asset impairment charges, net.” We believe the restructuring actions discussed below will help our efficiency and results of operations on a going forward basis.

In September 2008, we announced the closure of our Traverse City, Michigan facility (the facility has ceased production, although some operations remain). Charges of $4 million and $4.5 million were recognized during the years ended December 31, 2009 and 2008, respectively. The charges incurred during 2009 were comprised of $100,000 of severance costs, $1.8 million for an additional impairment charge on the Traverse City facility and $2.1 million of other exit costs. The charges incurred during 2008 were comprised of $4.4 million of severance costs and $100,000 of other exit costs.

In July 2009, we announced that we had ceased production at our press shop in Bergisch Gladbach, Germany. This closure impacted 57 employees. Total estimated costs of the closure of this facility are $10.2 million, which is comprised of $9.1 million of employee costs and $1.1 million of other exit costs. We recorded the entire charge of $10.2 million in 2009 relating to the closure of the Bergisch press shop. We expect to incur cash outlays of $7.7 million during 2010 related to this action. In connection with our prior restructuring actions and current activities other than our Bergisch press shop and Traverse City closure, we recorded restructuring charges of approximately $6.1 million during 2009.

In March 2010, we recorded an impairment charge of $2.7 million on our Bergisch Gladbach, Germany facility which was closed in 2009. This charge was recorded to align the book value to fair value as the facility has been classified as held for sale. The additional charges incurred in 2010, 2009, and 2008 related to other severance costs and ongoing maintenance of facilities closed as a result of prior actions. We expect to continue to incur additional restructuring expense in 2010 primarily related to previously announced restructuring actions. We do not anticipate that any additional expense will be significant with respect to previously announced actions.

We had no restructuring income during the six months ended June 30, 2010 and we had restructuring income of $6.9 million, $9.1 million, and $6.8 million, respectively, during the years ended December 31, 2009 and 2008 and the five months ended December 31, 2007. Our Predecessor had restructuring income of $7.9 million during the seven months ended July 31, 2007. The restructuring income was related to the cancellation of an old customer program relating to our closed facility in Milwaukee, Wisconsin. This income was recorded in the Americas segment. As of June 30, 2009, all recoveries had been received.

Quarterly Results

The following table sets forth certain summary unaudited financial information (dollars in millions, except per unit amounts) regarding our consolidated results of operations, including a reconciliation of net income/(loss) to Adjusted EBITDA, for each of the past ten quarters.

	Year Ended December 31, 2008
	Quarter Ended March 31	Quarter Ended June 30	Quarter Ended Sept. 30	Quarter Ended Dec. 31
Revenues	$621.9	$667.6	$500.8	$381.4
Cost of sales	571.8	586.8	475.7	357.0
Gross profit	50.1	80.8	25.1	24.4
Gross profit margin	8.1%	12.1%	5.0%	6.4%
Selling, general and administrative expenses	$35.1	$37.1	$35.1	$31.3
Operating income/(loss)	15.3	45.1	(9.9)	(16.5	)(a)
Operating income/(loss) margin	2.5%	6.8%	(2.0)%	(4.3)%
Interest expense, net	$16.2	$14.8	$14.7	$14.5
Provision for income taxes	3.2	8.2	2.1	6.0
Net income/(loss) attributable to Tower Automotive, LLC	(5.6)	20.1	(28.4)	(38.4	)(a)
Basic and diluted income/(loss) per unit attributable to Tower Automotive, LLC	(1,086)	1,930 (b)	(3,783)	(4,978)

Reconciliation of Non-GAAP Information:
Net income/(loss) attributable to Tower Automotive, LLC	$(5.6)	$20.1	$(28.4)	$(38.4	)(a)
Noncontrolling interest, net of tax.	1.5	2.0	1.8	1.3
Provision for income taxes	3.2	8.2	2.1	6.0
Interest expense, net	16.2	14.8	14.7	14.5
Receivable factoring charges	0.3	0.4	—	—
Depreciation and amortization	42.4	43.9	46.6	37.4
Restructuring	(1.1)	(2.2)	(0.9)	9.0
Other adjustments	3.1	—	—	—

Adjusted EBITDA(c)	$60.0	$87.2	$35.9	$29.8

Adjusted EBITDA margin(c)	9.6%	13.1%	7.2%	7.8%

(a)	During the fourth quarter, we announced the closure of our manufacturing facility in Traverse City, Michigan, which resulted in charges of $4.5 million.
(b)	There was not a dilutive impact based on the use of the treasury method.
(c)	“Adjusted EBITDA” and “Adjusted EBITDA Margin” are described in footnotes 12 and 13, respectively, in “Prospectus Summary—Summary Consolidated Financial Data.”

	Year Ended December 31, 2009						Year Ending December 31, 2010
	Quarter Ended March 31	Quarter Ended June 30		Quarter Ended Sept. 30	Quarter Ended Dec. 31		Quarter Ended March 31	Quarter Ended June 30
Revenues	$320.0	$377.8		$435.6	$501.0		$479.1	$501.7
Cost of sales	322.8	359.1		395.6	459.3		425.9	446.1
Gross profit	(2.8)	18.7		40.0	41.7		53.2	55.6
Gross profit margin	(0.9)%	4.9%		9.2%	8.3%		11.1%	11.1%
Selling, general and administrative expenses	$26.3	$27.0		$30.1	$34.9		$33.0	$32.0
Operating income/(loss)	(29.7)	(7.8)		7.2	(6.6	)(a)	15.4	22.2
Operating income/(loss) margin	(9.3)%	(2.1)%		1.7%	(1.3)%		3.2%	4.4%
Interest expense, net	$13.5	$13.7		$13.3	$16.4		$13.6	$13.7
Provision/(benefit) for income taxes.	(1.5)	4.3		2.5	(6.4)		4.1	4.3
Net income/(loss) attributable to Tower Automotive, LLC	(43.0)	4.0	(b)	(9.9)	(19.0	)(a)	(4.5)	1.9
Basic and diluted income/(loss) per unit attributable to Tower Automotive, LLC	(5,521)	5	(c)	(1,646)	(2,647)		(1,030)	290

Reconciliation of Non-GAAP Information:
Net income/(loss) attributable to Tower Automotive, LLC	$(43.0)	$4.0		$(9.9)	$(19.0)		$(4.5)	$1.9
Noncontrolling interest, net of tax.	1.3	2.6		2.5	2.5		2.2	2.3
Provision/(benefit) for income taxes	(1.5)	4.3		2.5	(6.4)		4.1	4.3
Other (income)/loss, net	—	(32.5	)(b)	(1.2)	—		—	—
Interest expense, net	13.5	13.7		13.3	16.4		13.6	13.7
Receivable factoring charges	—	0.2		0.2	0.4		—	0.2
Depreciation and amortization	40.1	39.4		36.4	31.8		30.3	28.4
Restructuring	—	(1.1)		2.1	12.4	(a)	4.1	0.6
Other adjustments(d)	—	—		—	—		0.7	—
Compensation expense related to initial public offering	—	—		—	—		0.2	0.3

Adjusted EBITDA(e)	$10.4	$30.6		$45.9 (f)	$38.1	(g)	$50.7	$51.7

Adjusted EBITDA margin(e)	3.3%	8.1%		10.5%	7.6%		10.6%	10.3%

(a)	During the fourth quarter of 2009, we closed our press shop in Bergisch Gladbach, Germany, which resulted in charges of $10.2 million.
(b)	During the second quarter of 2009, we recorded a one-time gain of $32.5 million related to the repurchase of a portion of our first lien term loan. See note 8 to our consolidated financial statements.
(c)	There was not a dilutive impact based on the use of the treasury method.
(d)	Represents one-time costs related to the acquisition of a facility in Artern, Germany.
(e)	“Adjusted EBITDA” and “Adjusted EBITDA Margin” are described in footnotes 12 and 13, respectively, in “Prospectus Summary—Summary Consolidated Financial Data.”
(f)	During the third quarter of 2009, Adjusted EBITDA was positively impacted by one-time adjustments of $3 million related to our workers’ compensation accrual and $3.1 million related to recoveries of expenditures for customer-funded tooling we use in our manufacturing operations.
(g)	During the fourth quarter of 2009, Adjusted EBITDA was adversely impacted by a one-time $4.2 million provision associated with a VAT audit in Brazil. In addition, we recorded an incremental bonus accrual of $3.3 million. See “Compensation Discussion and Analysis—Components of Compensation—2009 Tower Bonus Plan.”

Liquidity and Capital Resources

General

We generally expect to fund expenditures for operations, administrative expenses, capital expenditures and debt service obligations with internally generated funds from operations, and satisfy working capital needs from time-to-time with borrowings under our revolving credit facility or use of cash on hand. We believe that we will be able to meet our debt service obligations and fund our short-term and long-term operating requirements for at least the next twelve months with cash flow from operations and borrowings under our revolving credit facility, although no assurance can be given in this regard.

Cash Flows and Working Capital

The following table shows the components of our cash flows for the periods presented:

	Successor					Predecessor
	Six Months Ended June 30,		Year Ended December 31,		Five Months Ended December 31, 2007	Seven Months Ended July 31, 2007
	2010	2009	2009	2008
					(millions)
Net cash provided by (used in):
Operating activities	$27.1	$(16.6)	$48.9	$200.6	$118.2	$18.3
Investing activities	(56.8)	(45.6)	(86.0)	(126.8)	(676.3)	(53.4)
Financing activities	36.3	68.3	50.8	(32.3)	651.4	53.0

Net Cash Provided by Operating Activities

During the six months ended June 30, 2010, we generated $27.1 million of cash flow from operations compared with cash utilized of $16.6 million during the six months ended June 30, 2009. The primary reason for this increase resulted from higher volumes during the first half of 2010 which increased our revenues and profitability. During the six months ended June 30, 2010, we utilized $31.7 million of cash through working capital items, reflecting primarily seasonal working capital. In addition, our working capital increased by $4.9 million due to higher customer funded tooling during the first six months of 2010. During the six months ended June 30, 2009, we utilized $28.6 million of cash through working capital items, reflecting primarily the downturn in the global economy which caused revenues and profitability to decline significantly.

During 2009, we generated $48.9 million of cash flow from operations compared with $200.6 million in 2008. The primary reason for this reduction resulted from lower volumes related to the global economic downturn that substantially reduced our revenues and profitability. Although our operating cash flows were substantially decreased, we were nevertheless able to generate $9 million of cash from working capital items, reflecting our efforts to reduce the amount of working capital needed in our business. During 2008, we were able to generate a $87.3 million benefit from working capital items, reflecting primarily our efforts to match the payment terms on which we paid our suppliers with the payment terms on which our customers paid us. This reversed a trend that the Predecessor experienced during its bankruptcy proceedings, when suppliers were demanding shorter payment terms.

Net Cash Used in Investing Activities

Net cash utilized in investing activities was $56.8 million during the six months ended June 30, 2010 compared to net cash utilized of $45.6 million during the six months ended June 30, 2009. The $11.2 million increase in cash used reflects our acquisition of a manufacturing plant in Artern, Germany, offset partially by a decline in capital expenditures primarily related to the timing of program launches.

Net cash utilized in investing activities was $86 million during 2009 compared to net cash utilized of $126.8 million during 2008. The $40.8 million decrease in cash used in investing activities for 2009 reflects our using $30.6 million of cash in 2008 to buy-out equipment leases, which resulted in operating improvements. In addition, we used cash to pay the consideration in connection with the 2007 acquisition.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $36.3 million during the six months ended June 30, 2010 compared to $68.3 million during the six months ended June 30, 2009. The $32 million change was attributable primarily to lower financing actions needed due to the increased generation of cash from operations in 2010.

Net cash provided by financing activities was $50.8 million during 2009 compared to net cash utilized of $32.3 million during 2008. The $83.1 million change was attributable primarily to increased borrowings in 2009 to offset some of the negative cash impact resulting from the significant downturn in the global economy. In contrast, during 2008 we used $27.9 million to repay in full our second lien term loan.

Working Capital

We manage our working capital by monitoring key metrics principally associated with inventory, accounts receivable and accounts payable. We have implemented various inventory control processes which have allowed us to reduce our inventory days on hand. As a result, our inventory levels decreased from $110.5 million at December 31, 2007 to $76.2 million at December 31, 2008 and to $62.6 million at December 31, 2009. Although our inventory levels increased to $69 million at June 30, 2010, that increase reflects the substantial increase in volume during the six months ended June 30, 2010. We have continued our efforts to match the terms on which we pay our suppliers with the payment terms we receive from our customers in an effort to remain cash flow neutral with respect to our trade payables and receivables.

On June 30, 2010, December 31, 2009 and December 31, 2008, we had working capital balances of $36.1 million, negative ($29.8) million and negative ($22) million, respectively. We negotiate our payment terms to our vendors to either match or exceed the payment terms that we receive from our customers on our accounts receivable and our pre-paid tooling. In addition, we actively manage our inventory balances to minimize the inventory on hand which is facilitated by our customers’ just-in-time manufacturing process. We also have a substantial portion of our foreign subsidiary debt subject to annual renewal. Historically, we have been successful in renewing this debt as it becomes due. During the second quarter of 2010, we were successful in renewing $20.4 million of our foreign subsidiary debt, changing the terms from annual renewal to an extended term, which increased working capital. As of June 30, 2010, we had available liquidity of $215 million, which we believe is adequate to fund our working capital requirements for at least the next 12 months.

Despite the significant decline in our revenues during 2009, our accounts receivable balance increased from $175.3 million as of December 31, 2008 to $290.1 million as of December 31, 2009. The increase in our accounts receivable balance reflects increased revenues during the last quarter of 2009 as compared with the last quarter of 2008. Our revenues for the fourth quarter of 2009 were $501 million, which represented an increase of $119.6 million over our revenues during the fourth quarter of 2008. Almost all of this increase occurred during the last two months of the quarter. Our November and December 2009 revenues were $327 million as compared with $239.1 million during November and December 2008. Our accounts receivable balance at June 30, 2010 was $310.3 million, reflecting our increased revenues during the six months ended June 30, 2010.

Sources and Uses of Liquidity

Our available liquidity at June 30, 2010 was $215 million, and consisted of $149.6 million of cash on hand and unutilized borrowing availability of $56.8 million and $8.6 million, respectively, under our U.S. and foreign credit facilities. As of December 31, 2009 and 2008, we had available liquidity in the amount of $238.1 million and $236 million, respectively.

During 2009, despite the tightening of credit in our industry, we were able to increase borrowings in certain of our foreign jurisdictions, including additional borrowings in Korea, new borrowings in Brazil and increasing certain account receivable factoring lines in Europe. All of these actions helped to offset the declining cash flow from operating activities arising from the significant downturn in our revenues.

As of June 30, 2010, we had current maturities of long term debt of $111.5 million, of which $66.7 million related to debt in South Korea, $27.4 million related to receivable factoring in Europe, and $13 million related to debt in Brazil. The majority of our South Korean debt and all of our Brazilian debt is subject to annual renewal. Historically, we have been successful in renewing this debt on an annual basis, but we cannot assure you that this debt will continue to be renewed or, if renewed, that this debt will continue to be renewed under the same terms. The receivable factoring in Europe consists of uncommitted, demand facilities which are subject to termination at the discretion of the banks, although we have not experienced any terminations by the banks at any time since the 2007 acquisition. We believe that we will be able to continue to renew the majority of our South Korean and Brazilian debt and to continue the receivable factoring in Europe.

During the first quarter of 2010, we renewed $13.5 million of maturing secured indebtedness in South Korea for an additional year. There were no material changes to the terms of the loans except the average annual interest rate reduced from 7.1% to 6.3%. In Brazil, two local banks provided us with a combined $8 million (R$14.5 million) of new one-year term loans that refinanced previous principal payments made on our existing term loan portfolio. The terms of the new loans are substantially the same as the other portfolio loans except for a reduction in interest rates from the portfolio average of 13.8% to 13.2% for the new loans.

During the second quarter of 2010, we renewed $20.4 million of maturing secured bonds in South Korea for an additional two years. We also renewed three additional facilities with aggregate indebtedness of $7.8 million for an additional year. There were no material changes to the terms of the loans except for the extension of the maturities. In addition, we obtained a new $4.1 million unsecured bond from the South Korean Government. The bond has a three year maturity with an interest rate of 8.32%. In Brazil, one of the local banks provided us with a new $3 million (R$5.3 million) one-year term loan. The terms of the new loan are substantially the same as the other portfolio loans.

Debt

As of June 30, 2010, we had outstanding indebtedness, excluding capital leases, of approximately $635.6 million, which consisted of the following:

•	$53.5 million of indebtedness outstanding under our asset-based lending revolving credit facility;

•	$203.3 million of indebtedness outstanding on the United States portion of our first lien term loan;

•	€185.3 (or $226.7 million) of indebtedness outstanding on the European portion of our first lien term loan; and

•	$152.1 million of other foreign subsidiary indebtedness.

Our asset-based revolving credit facility, which we refer to as our ABL revolver, provides for a revolving credit facility in the aggregate amount of $150 million, subject to a borrowing base limitation. Our ABL revolver provides for the issuance of letters of credit in an aggregate amount not to exceed $75 million, provided that the total amount of credit (inclusive of revolving loans and letters of credit) extended under our ABL revolver is subject to an overall cap, on any date, equal to the lesser of $150 million or the amount of the borrowing base on such date. The borrowing base is based upon the value of certain of our assets, including certain of our accounts receivable, inventory and PP&E, and thus changes from time to time depending on the volume of the assets included within the borrowing base. The administrative agent for this facility causes to be performed an appraisal of the assets included in the calculation of the borrowing base either on an annual basis or, if our availability under the facility is less than $30 million during any twelve month period, as frequently as on a semi-annual basis. In addition, if certain material defaults under the facility have occurred and are continuing, the administrative agent has the right to perform any such appraisal as often as it deems necessary in its sole discretion. Our administrative agent may make adjustments to our borrowing base pursuant to these appraisals. These adjustments may negatively impact our ability to obtain revolving loans or support our letters of credit needs under our ABL revolver. Based on our asset mix at June 30, 2010, we were entitled to borrow $110.3 million under our revolver at June 30, 2010. On that date, we had outstanding $53.5 million of borrowings under the revolver and no letters of credit outstanding. Thus, we could have borrowed an additional $56.8 million under the revolver as of June 30, 2010, calculated (in millions) as follows:

Revolver borrowing base	$110.3
Borrowings on revolver	53.5
Letters of credit outstanding on revolver	—

Availability	$56.8

Our ABL revolver bears interest at a base rate plus a margin or at LIBOR plus a margin. The applicable margin is determined by reference to the average availability under the ABL revolver over the preceding three months. The applicable margins as of June 30, 2010 were 0.75% and 1.75% for base rate and LIBOR based borrowings, respectively. As of June 30, 2010, there was $56.8 million of borrowing availability under the ABL revolver. Borrowings outstanding under our ABL revolver may vary significantly from time to time depending on our cash needs at any given time. Our ABL revolver expires in July 2012.

Our first lien term loan was borrowed in two tranches, a $250 million U.S. dollar denominated tranche and a €190.8 million Euro denominated tranche ($260 million at the time of the initial borrowing). Our first lien term loan carried an initial rate of interest equal to 4.00% per annum plus the applicable U.S. dollar LIBOR or EURIBOR rate. Subsequently, the applicable margin has increased to 4.25% per annum. As of June 30, 2010, the interest rates in effect were 4.79% per annum and 4.84% per annum on the U.S. dollar and Euro tranches, respectively. The effective rates on the U.S. dollar and Euro tranches increase to 8.85% and 6.96%, respectively, when taking into account the impact of interest rate swaps. Our first lien term loan, scheduled to mature in July 2013, was repaid on August 24, 2010, funded principally by our offering of $430 million aggregate principal amount of the notes. Under our first lien term loan agreement, we also have a $27.5 million synthetic letter of credit facility, of which $23.1 million was outstanding at June 30, 2010. The synthetic letter of credit facility remains outstanding notwithstanding the retirement of the first lien term loan.

Our other foreign subsidiary indebtedness consists primarily of borrowings in South Korea and Brazil and factoring in Italy. Factoring involves the sale of our receivables at a discount, which discount is included in interest expense. A majority of the South Korean debt and all of the Brazilian debt is subject to annual renewal. The factoring in Italy consists of uncommitted demand facilities which are subject to termination at the discretion of the applicable banks. Interest on the South Korean borrowings ranges from 4.23% to 9.96% per annum. Interest on the Brazilian debt ranges from 12.68% to 14.57% per annum.

Our ABL revolver contains a financial maintenance covenant ratio, which we refer to as the fixed charge coverage ratio. Compliance with the fixed charge coverage ratio is determined by comparing consolidated lender-adjusted EBITDA to consolidated fixed charges, each as defined in the credit agreement governing our ABL revolver. If we have less than ten percent of the total commitment available (provided that such number cannot be less than $10 million or greater than $20 million) under our ABL revolver for more than five consecutive days, we are required to maintain a fixed charge coverage ratio of not less than 1.00 to 1.00 on a rolling four quarter basis. We were not required to maintain a minimum fixed charge coverage ratio under our ABL revolver during 2009. If we are required at any time to maintain the fixed charge coverage ratio, such requirement will end after we have more than ten percent of the total commitment available (provided that such number cannot be less than $10 million or greater than $20 million) for twenty consecutive days.

Our first lien term loan agreement, which continues to apply to us with respect to our synthetic letter of credit facility, contains a leverage covenant ratio, which we refer to as the first priority leverage ratio. Compliance with this ratio is determined by comparing our first priority debt to consolidated lender-adjusted EBITDA, each as defined in the credit agreement governing our first lien term loan. We are required to maintain a first priority leverage ratio of not greater than 4.25 to 1.00 on a rolling four quarter basis. In addition, our first lien term loan contains a financial maintenance covenant ratio referred to as the interest coverage ratio, which is determined by comparing consolidated lender-Adjusted EBITDA (calculated in accordance with the first lien term loan agreement) to consolidated interest expense, excluding amounts not paid or payable in cash, each as defined in the credit agreement governing our first lien term loan. We are required to maintain an interest coverage ratio of not less than 2.00 to 1.00 on a rolling four quarter basis. As of June 30, 2010, we were in compliance with the required leverage ratio and interest coverage ratio covenants. Our financial condition and liquidity would be adversely impacted by the violation of any of our covenants.

On August 24, 2010, the Issuers consummated the sale of $430 million aggregate principal amount of the 10.625% Senior Secured Notes due 2017. The indenture governing the notes contains a provision that gives each holder of notes the right, upon a change of control, to require the Issuers to purchase all or any part of such holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest. The Issuers may also redeem some or all of the notes on the terms and subject to the conditions set forth in the indenture.

The indenture governing the notes contains customary covenants applicable to our subsidiaries and places some restrictions on Tower Automotive, LLC which will become restrictions on Tower International, Inc. upon consummation of the Corporate Conversion. The indenture governing the notes contains certain restrictions on, among other things, our subsidiaries’ ability to: incur debt; incur liens; declare or make distributions to us or our equity holders; repay debt; enter into mergers, acquisitions and other business combinations; engage in asset and equity sales; enter into sale and lease-back transactions; enter into restrictive agreements; and enter into transactions with affiliates. The indenture governing the notes includes customary events of default, including, but not limited to, in respect of payment defaults; breaches of covenants; bankruptcy; material judgments; failure to have perfected liens on substantially all or all the collateral securing the notes; and cross-acceleration to material indebtedness.

For further information regarding our credit facilities, see “Description of Certain Indebtedness.”

Capital and Operating Leases

We maintain capital leases mainly for a manufacturing facility and certain manufacturing equipment. We have several operating leases, including leases for office and manufacturing facilities and certain equipment, with lease terms expiring between the years 2011 and 2021. As of December 31, 2009, our total future operating lease payments amounted to $125.6 million and the present value of minimum lease payments under our capital leases amounted to $17.4 million. During the first quarter of 2010, we added $9.6 million of capital lease obligations in connection with our acquisition of a manufacturing plant in Artern, Germany, of which we are committed to making lease payments of approximately $5.9 million during 2010. As of December 31, 2009, we were committed to making lease payments of not less than $23.4 million on our operating leases and not less than $3 million on our capital leases during 2010.

Capital Expenditures

In general, we are awarded new automotive business two to five years prior to the launch of a particular program. During the pre-launch period, we typically invest significant resources in the form of capital expenditures for the purchase and installation of the machinery and equipment necessary to manufacture the related products. Capital expenditures for the years ended December 31, 2009 and 2008 were $78.9 million and $129.1 million, respectively. During the year ended December 31, 2008, we spent $30.6 million to buy-out certain equipment leases. Our Adjusted EBITDA improved by approximately $14.6 million per year as a result of these lease termination payments. Our capital spending for 2010 will include $75 to $80 million for our automotive business. While we plan to invest approximately $30 to $35 million (net of government and other incentives) to support our solar agreement, we cannot yet predict the extent to which such spending will be made in 2010 or in subsequent periods. Our capital expenditures for this project would include investing in a new facility in the southwest United States that could provide a base for additional expansion.

Off-Balance Sheet Obligations

Our only off-balance sheet obligations consist of our obligations under our synthetic letter of credit facility that is part of our first lien term loan facility. As of June 30, 2010, letters of credit outstanding were $23.1 million under our $27.5 million synthetic letter of credit facility.

Our synthetic letter of credit facility was fully cash collateralized by third parties for purposes of replacing or backstopping letters of credit outstanding. The cash collateral was deposited by the third parties in a trust account, and we have no right, title or interest in the trust account. Applicable fees are 4.5% of the aggregate letters of credit outstanding for commissions and fronting fees and a deposit fee of 0.15% based on the amount of the cash collateral deposit.

Contractual Obligations and Commercial Commitments

Our contractual obligations and commercial commitments as of December 31, 2009 are summarized below (in millions):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt (including current portion):
Asset based revolving credit facility	$24.5	$—	$24.5	$—	$—
First lien term borrowings:
U.S. dollar denominated tranche	204.3	2.1	4.2	198.0	—
Euro denominated tranche	266.7	2.7	5.4	258.6	—
Other foreign subsidiary indebtedness	156.4	134.7	21.7	—	—
Cash interest payments	145.5	43.9	80.8	20.8	—
Pension contributions(a)	111.2	9.7	40.0	37.5	24.0
VEBA payments(b)	1.8	1.2	0.6	—	—
Expected tax payments(c)	10.7	2.8	3.2	4.1	0.6
Capital and tooling purchase obligations(d)	92.8	92.8	—	—	—
Capital lease obligations	22.3	2.9	4.4	3.4	11.6
Operating leases	125.6	23.4	30.3	21.4	50.5

Total contractual obligations at December 31, 2009	$1,161.8	$316.2	$215.1	$543.8	$86.7

(a)	Represents expected future contributions required to achieve an actuarially determined completely funded status for our pension plan.
(b)	Represents obligations assumed pursuant to the 2007 acquisition to make contributions to a Voluntary Employee Benefit Association, or VEBA, trust to administer medical insurance benefits.
(c)	Represents payments expected to be made to various governmental agencies relating to certain tax positions taken by our company pursuant to FASB ASC 450 “Accounting for Uncertain Tax Positions.”
(d)	Represents obligations under executory purchase orders related to capital and tooling expenditures.

Our purchase orders for inventory are based on demand and do not require us to purchase minimum quantities.

Quantitative and Qualitative Analysis of Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices. We are exposed to market risk in the normal course of our business operations due to our purchases of steel, our sales of scrap steel, our ongoing investing and financing activities and our exposure to foreign currency exchange rates. We have established policies and procedures to govern our management of market risks.

Commodity Pricing Risk

Steel is the primary raw material that we use. We purchase a portion of our steel from certain of our customers through various OEM resale programs. The purchases through customer resale programs have buffered the impact of price swings associated with the procurement of steel. The remainder of our steel purchasing requirements are met through contracts with steel mills. At times, we may be unable to either avoid increases in steel prices or pass through any price increases to our customers. We refer to the “net steel impact” as the combination of the change in steel prices that are reflected in product pricing, the change in the cost to procure steel from the mill, and the change in our recovery of scrap steel, which we refer to as offal. Our strategy is to be economically indifferent to steel pricing by having these factors offset each other. While we strive to achieve a neutral net steel impact, we are not always successful in achieving that goal, in large part due to timing differences. Depending upon when a steel price change or offal price change occurs, that change may have a disproportionate effect, within any particular fiscal period, on our product pricing, our steel costs and the results of our sales of scrap steel. Net imbalances in any one particular fiscal period may be reversed in a subsequent fiscal period, although we can not assure you that, or when, these reversals will occur.

Interest Rate Risk

At June 30, 2010, we had total debt of $654.1 million, consisting of fixed rate debt of $362.4 million (55%) and floating rate debt of $291.7 million (45%). We were required by our credit agreements to enter into two interest rate swap agreements during the third quarter of 2007 with notional principal amounts of $182.5 million and €100 million. These derivative agreements, which expired in August 2010, effectively fixed interest rates at 5.06% and 4.62%, respectively, on a portion of our floating rate debt. Assuming no changes in the monthly average variable-rate debt levels of $288.5 million and $290.1 million for the six months ended June 30, 2010 and 2009, respectively, and giving effect to such interest rate swap agreements, we estimate that a hypothetical change of 100 basis points in the LIBOR and alternate base rate interest rates would have impacted interest expense for each of the six months ended June 30, 2010 and 2009 by $1.4 million and $1.5 million, respectively. A 100 basis point increase in interest rates would not materially impact the fair value of our fixed rate debt. At June 30, 2010, on a pro forma basis after giving effect to the notes offering and the application of the net proceeds therefrom, we would have had total debt of $641.3 million (net of $12.8 million original issue discount), consisting of fixed rate debt of $474.7 million (74%) and floating rate debt of $166.6 million (26%). On a pro forma basis after giving effect to the notes offering and the application of the net proceeds therefrom and assuming no changes in the monthly average variable-rate debt levels of $155 million and $125.4 million for the six months ended June 30, 2010 and 2009, respectively, we estimate that a hypothetical change of 100 basis points in the LIBOR and alternate base rate interest rates would have impacted interest expense for each of the six months ended June 30, 2010 and 2009 by $0.8 million and $0.6 million, respectively.

Foreign Exchange Risk

A significant portion of our revenues is derived from manufacturing operations in Europe, Asia and South America. The results of operations and financial condition of our non-United States businesses are principally measured in their respective local currency and translated into U.S. dollars. The effects on us of foreign currency fluctuations in Europe, Asia and South America are mitigated by the fact that expenses are generally incurred in the same currency in which revenues are generated, since we strive to manufacture our products in close proximity to our customers. Nevertheless, the reported income of our foreign subsidiaries will be higher or lower depending on a weakening or strengthening of the U.S. dollar against the respective foreign currencies.

Assets located in our foreign facilities are translated into U.S. dollars at foreign currency exchange rates in effect as of the end of each reporting period. The effect of such translations is reflected as a separate component of consolidated stockholders’ equity (deficit). As a result, our consolidated stockholders’ equity/(deficit) will fluctuate depending upon the weakening or strengthening of the U.S. dollar against the respective foreign currencies.

Our strategy for managing currency risk relies primarily upon conducting business in a foreign country in that country’s currency. We may, from time to time, also participate in hedging programs intended to reduce our exposure to currency fluctuations. We believe that the effect of a 100 basis point movement in foreign currency rates against the U.S. dollar would not have materially affected our consolidated financial condition, results of operations or cash flows for the years ended December 31, 2008 and 2009 or for the six months ended June 30, 2010 and 2009.

We will have increased exposure to depreciation in the Euro due to the exchange of U.S. dollar for Euro denominated debt as a result of our retirement of our outstanding first lien term loan and our offering of senior secured notes in August 2010. We intend to evaluate our hedging activities in light of such exposure, but there is no guarantee we will be able to effectively mitigate such risk.

Inflation

Despite recent declines, we have experienced a continued rise in inflationary pressures impacting certain commodities, such as petroleum-based products, resins, yarns, ferrous metals, base metals and certain chemicals. Additionally, because we purchase various types of equipment, raw materials and component parts from our suppliers, we may be adversely affected by their inability to adequately mitigate inflationary, industry, or economic pressures. These pressures have proven to be insurmountable to some of our suppliers and we have seen the number of bankruptcies and insolvencies in our industry increase. The overall condition of our supply base may possibly lead to delivery delays, production issues or delivery of non-conforming products by our suppliers in the future. As such, we continue to monitor our vendor base for the best sources of supply and work with those vendors and customers to attempt to mitigate the impact of the pressures mentioned above.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect amounts reported in those statements. We have made our best estimates of certain amounts contained in our consolidated financial statements. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. However, application of our accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ materially from these estimates. Management believes that the estimates, assumptions, and judgments involved in the accounting policies described below have the most significant impact on our consolidated financial statements.

Use of Estimates

In order for us to prepare our consolidated financial statements in conformity with GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Generally, matters subject to estimation and judgment include amounts related to accounts receivable realization, inventory obsolescence, unsettled pricing discussions with customers and suppliers, fair value measurements, pension and other postretirement benefit plan assumptions, restructuring reserves, self-insurance accruals, asset valuation reserves and accruals related to environmental remediation costs, asset retirement obligations and income taxes. Actual results may be materially different than the estimates that we record in the consolidated financial statements.

Revenue Recognition

We recognize revenue once the criteria in FASB ASC 605, Revenue Recognition, have been met. These criteria are that persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, our price to the buyer is fixed or determinable, and collectability is reasonably assured.

We recognize revenue as our products are shipped to our customers, at which time title and risk of loss passes to the customer. We participate in certain customers’ steel resale programs. Under these programs, we purchase steel directly from a customer’s designated steel supplier for use in manufacturing products for that customer. We take delivery and title to such steel and we bear the risk of loss and obsolescence. We invoice our customers based upon annually negotiated selling prices, which inherently includes a component for steel under these resale programs. For sales for which we participate in a customer’s steel resale program, revenue is recognized on the entire amount of the sales, including the component for purchases under that customer’s steel resale program.

We are generally asked to provide annual price reductions by our customers. When negotiations are underway and negotiated prices are expected to be retroactive, we accrue for such amounts as a reduction of revenue as products are shipped. We record adjustments to those accruals in the period in which the pricing is finalized with the customer or if it becomes probable and estimable that pricing negotiated with customers will vary from previous assumptions.

We enter into agreements to produce products for our customers at the beginning of a given vehicle program life. Once we enter into these agreements, fulfillment of the customers’ purchasing requirements is our obligation for the entire production period of the vehicle programs, which range from three to ten years, and generally we have no provisions to terminate these contracts. Additionally, we monitor the aging of uncollected billings and adjust the accounts receivable allowance on a quarterly basis as necessary, based on our evaluation of the probability of collection. The adjustments we have made due to the write-off of uncollectible amounts have been negligible.

Restructuring Reserves

We have recognized accruals in relation to restructuring reserves, which require the use of estimates and judgment regarding risk, loss exposure and ultimate liability. Reserves for restructuring activities are estimated primarily for activities associated with the discontinuation and consolidation of certain operations of our company. Changes to these assumptions and estimates could materially affect the recorded liabilities and related loss.

Reserves for Workers’ Compensation Liability

We provide for estimated medical and indemnity compensation costs related to workers’ compensation liabilities when it becomes probable that a liability has been incurred and reasonable estimates of such costs are available. Estimates for accruals for workers’ compensation liability matters are based on historical patterns of the number of occurrences, costs incurred and a range of potential outcomes. We also utilize the assistance of independent advisors to assist in analyzing the adequacy of these reserves.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our trade customers to make required payments. We provide an allowance for specific customer accounts where collection is doubtful and also provide an allowance for customer deductions based on historical collection and write-off experience. Additional allowances would be required if the financial condition of our customers deteriorated. Bad debt expense is not material for any periods presented.

Fair Value Measurements

We adopted FASB ASC No. 820, Fair Value Measurements, on January 1, 2008 for current assets and liabilities and on January 1, 2009 for non-current assets and liabilities. FASB ASC No. 820 (i) creates a single definition of fair value, (ii) establishes a framework for measuring fair value and (iii) expands disclosure requirements about items measured at fair value. FASB ASC No. 820 applies both to items recognized and reported at fair value in the financial statements and items disclosed at fair value in the notes to the financial statements. FASB ASC No. 820 does not change existing accounting rules governing what can or what must be recognized and reported at fair value in the financial statements, or disclosed at fair value in the notes to the financial statements. Additionally, FASB ASC No. 820 does not eliminate practicability exceptions that exist in accounting pronouncements amended by FASB ASC No. 820 when measuring fair value. As a result, we will not be required to recognize any new assets or liabilities at fair value.

Prior to the adoption of FASB ASC No. 820, certain measurements of fair value were based on the price that would be paid to acquire an asset, or received to assume a liability (an entry price). FASB ASC No. 820 clarifies the definition of fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (that is, an exit price). The exit price is based on the amount that the holder of the asset or liability would receive or need to pay in an actual transaction, or in a hypothetical transaction if an actual transaction does not exist, at the measurement date. In some circumstances, the entry and exit price may be the same; however, they are conceptually different.

Fair value is generally determined based on quoted market prices in active markets for identical assets or liabilities. If quoted market prices are not available, we use valuation techniques that place greater reliance on observable inputs and less reliance on unobservable inputs. In measuring fair value, we may make adjustments for risks and uncertainties, if a market participant would include such an adjustment in its pricing.

FASB ASC No. 820 establishes a fair value hierarchy that distinguishes between assumptions based on market data, referred to as observable inputs, and our assumptions, referred to as unobservable inputs. Determining where an asset or liability falls within that hierarchy depends on the lowest level input that is significant to the fair value measurement as a whole. An adjustment to the pricing method used within either level 1 or level 2 inputs could generate a fair value measurement that effectively falls in a lower level in the hierarchy. The hierarchy consists of three broad levels as follows:

Level 1:	Quoted market prices in active markets for identical assets and liabilities;

Level 2:	Inputs other than level 1 inputs that are either directly or indirectly observable; and

Level 3:	Unobservable inputs developed using our estimates and assumptions, which reflect those that market participants would use.

Fair value measurements at December 31, 2009 using:
	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3	Total
Liabilities:
Interest rate swap	Not applicable	$10.6 million	Not applicable	$10.6 million
Total long-term debt	Not applicable	Not applicable	$651.9 million	$651.9 million

As shown above, we value our interest rate swap using significant other observable inputs. The fair value is determined using third-party valuation models. The third party valuation models use quoted interest rate curves to calculate the forward value and then discount the forward values to the present period. We value our long-term debt using significant unobservable inputs. The fair value was determined based on estimated fair value of comparable instruments.

The determination of where an asset or liability falls in the hierarchy requires significant judgment. We evaluate our hierarchy disclosures each quarter based on various factors, and it is possible that an asset or liability may be classified differently from quarter to quarter. However, we expect that changes in classifications between different levels will be rare.

Most derivative contracts are not listed on an exchange and require the use of valuation models. Consistent with FASB ASC No. 820, we attempt to maximize the use of observable market inputs in our models. When observable inputs are not available, we default to unobservable inputs.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of net assets acquired. Goodwill is not amortized but is tested for impairment on at least an annual basis. In accordance with FASB ASC No. 350, Intangibles—Goodwill and Other, goodwill is reviewed for impairment utilizing a two-step process.

The first step of the impairment test requires the identification of the reporting units, and comparison of the fair value of each of these reporting units to the respective carrying value. We define our reporting units as Europe, Asia, North America, and South America. The recoverability of goodwill is evaluated at the following reporting units for which goodwill exists: Europe and South America. These reporting units exist at a lower level than our reportable segments. If the carrying value is less than the fair value, no impairment exists and the second step is not performed. In the second step, the impairment is computed by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. FASB ASC No. 350 requires goodwill to be tested for impairment annually at the same time every year, and when an event occurs or circumstances change such that it is reasonably possible that impairment may exist. The annual impairment test is performed at year end.

We utilize an income approach to estimate the fair value of each of our reporting units. The income approach is based on projected debt free cash flow which is discounted to the present value using discount factors that consider the timing and risk of cash flows. We believe that this approach is appropriate because it provides a fair value estimate based upon the reporting units’ expected long-term operating cash flow performance. This approach also mitigates the impact of cyclical trends that occur in the industry. Fair value is estimated using recent automotive industry and specific platform production volume projections, which are based on internally-developed forecasts, as well as commercial, wage and benefit, inflation and discount rate assumptions. Other significant assumptions include terminal value growth rates, terminal value margin rates, future capital expenditures, known restructuring actions, and changes in future working capital requirements. While there are inherent uncertainties related to the assumptions used and to management’s application of these assumptions to this analysis, we believe that the income approach provides a reasonable estimate of the fair value of our reporting units. However, our assumptions and estimates may differ significantly from actual results. We also use a second approach, which is the market multiple approach, to test the reasonableness of the income approach.

Our 2009 and 2008 annual goodwill impairment analysis, completed as of each year end, indicated that the carrying value of the Europe and South America reporting units was less than the respective fair values; thus, no impairment existed at either date. The fair value of each reporting unit was substantially in excess of the carrying value.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. We record net deferred tax assets to the extent we believe that these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. Valuation allowances have been recorded where it has been determined that it is more likely than not that we will not be able to realize the net deferred tax assets. Due to the significant judgment involved in determining whether deferred tax assets will be realized, the ultimate resolution of these items may be materially different from the previously estimated outcome.

Pursuant to ASC 740, we have allocated a tax benefit of $4.9 million to continuing operations due to the gain in other comprehensive income offsetting a portion of the losses from continuing operations. There is a corresponding tax provision of $4.9 million charged to other comprehensive income.

Reserves for taxes are established for taxes that may become payable in future years as a result of audits by tax authorities. These tax reserves are reviewed as circumstances warrant and adjusted as events occur that affect our potential liability for additional taxes, such as conclusion of tax audits, identification of new issues, changes in federal or state laws or interpretations of the law.

Impairment and Depreciation of Long-Lived Assets

Our long-lived assets are reviewed for impairment whenever adverse events or changes in circumstances indicate a possible impairment. An impairment loss is recognized when the carrying value of a long-lived asset exceeds its fair value based upon undiscounted future cash flows generated by the asset. Significant judgments and estimates used by management when evaluating long-lived assets for impairment cover, among other things, the following:

•	program product volumes and remaining production life for parts produced on the assets being reviewed;

•	product pricing over the remaining life of the parts, including an estimate of future customer price reductions which may be negotiated;

•	product cost information, including an assessment of the success of our cost reduction activities; and

•	assessments of future alternative applications of specific long-lived assets based on awarded programs.

In addition, we follow our established accounting policy for estimating useful lives of long-lived assets. This policy is based upon significant judgments and estimates as well as historical experience. Actual future experience with those assets may indicate different useful lives resulting in a significant impact on depreciation expense.

Pension and Other Postretirement Benefits

The determination of the obligation and expense for pension and other postretirement benefits is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in note 11 to the 2009 consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and expected increases in compensation and healthcare costs. In accordance with generally accepted accounting principles, actual results that differ from these assumptions are accumulated and amortized over future periods and, therefore, generally affect the recognized expense and recorded obligation in such future periods. While we believe that our current assumptions are appropriate based on available information, significant differences in actual experience or significant changes in assumptions may materially affect the pension and other postretirement obligations and the future expense.

Pension and other postretirement costs are calculated based on a number of actuarial assumptions, most notably the discount rates used in the calculation of our pension benefit obligations for the years ended December 31, 2009, 2008 and 2007, respectively, of 5.75%, 6.25% and 6.25% and the discount rates used in the calculation of our postretirement benefit obligations of 6.25%, as of each of our December 31, 2009, 2008 and 2007 measurement dates, respectively. The discount rates that we use are developed based on a yield curve analysis from a third party, which calculates the yield to maturity that mirrors the timing and amounts of future benefits.

The expected rate of return on pension plan assets under FASB ASC No. 715, Compensation—Retirement Benefits, of 7.25% as of December 31, 2009 and 2008, represents our expected long-term rate of return on plan assets. The rate of return assumptions selected by us reflect our estimate of the average rate of earnings expected on the funds invested or to be invested in order to provide for future participant benefits to be paid out over time. As part of this estimate, we review the existing allocation of invested assets against expectations about future performance of similar asset allocations. Future expectations were obtained from readily available public sources. Expected future returns were adjusted for expectations regarding future investment and other expenses.

Based on our assumptions as of December 31, 2009 (the measurement date), a change in the discount rate or the expected rate of long term return on plan assets assumptions, holding all other assumptions constant, would have the following effect on our pension costs and obligations on an annual basis:

	Impact on Net Periodic Benefit Cost
	Increase	Decrease
.25% change in discount rate	$(1,517)	$(1,401)
.25% change in expected long-term rate of return	(367,701)	367,702

	Impact on Obligation
	Increase	Decrease
.25% change in discount rate	$(5,634,318)	$5,878,870

FASB ASC No. 715 and the policies we have used, most notably the use of a calculated value of plan assets for pensions as described above, generally reduce the volatility of pension expense that would otherwise result from changes in the value of the pension plan assets and pension liability discount rates. Our pension benefits relate to our plan in the United States.

Our 2010 pension expense is estimated to be approximately $4.4 million. We expect to contribute approximately $9.7 million to our pension plans in 2010.

As of July 31, 2007, future benefit payments on our other postretirement benefit plans were capped at specified amounts to be paid through 2011. See note 11 to the 2009 consolidated financial statements.

Recent Accounting Pronouncements

For information regarding recent accounting pronouncements, see note 2 to our consolidated financial statements.

BUSINESS

Our Company

We are a leading integrated global manufacturer of engineered structural metal components and assemblies primarily serving automotive OEMs. We offer our automotive customers a broad product portfolio, supplying body-structure stampings, frame and other chassis structures, as well as complex welded assemblies, for small and large cars, crossovers, pickups and SUVs. We have also recently entered the utility-scale solar energy market with our solar agreement to supply large stamped mirror-facet panels and welded support structures.

Our products are manufactured at 32 production facilities strategically located near our customers in North America, South America, Europe and Asia. We support our manufacturing operations through nine engineering and sales locations throughout the world. We are a disciplined, process-driven company with an experienced management team that has a history of implementing sustainable operational improvements. From January 1, 2008 through December 31, 2009, we achieved $195 million in manufacturing and purchasing cost reductions. We achieved these cost reductions in large part through successful implementation of Lean Six Sigma principles and rigorous application of global best practices. These cost reductions helped us achieve a 6% gross profit margin in 2009 during an historically challenging environment in the automotive industry. For the year ended December 31, 2009, we generated revenues of $1.6 billion and a net loss attributable to Tower Automotive, LLC of $(67.9) million. In addition, we had Adjusted EBITDA of $125 million and an Adjusted EBITDA margin of 7.6% for the year ended December 31, 2009. For the six months ended June 30, 2010, we generated revenues of $980.8 million and a net loss attributable to Tower Automotive, LLC of $(2.6) million. In addition, we had Adjusted EBITDA of $102.4 million and an Adjusted EBITDA margin of 10.4% for the six months ended June 30, 2010.

We believe that our product capabilities, our geographic, customer and product diversification, and the cost reductions that we achieved in 2008 and 2009 position us to benefit from a recovery in global automotive industry production. We also intend to leverage our program management and engineering expertise to pursue growth opportunities outside of our existing automotive markets, as demonstrated by our solar agreement.

Our Industry

CSM Worldwide® projects significant growth in the global automotive market, with production expected to increase from 57 million units in 2009 to 83 million units by 2013.

CSM Worldwide® Global Light Vehicle Production Forecast (millions of units)

We believe OEMs produce a majority of their structural metal components and assemblies internally. While OEM policies differ and may be especially impacted by their own capacity utilization, the capital expenditures associated with internal production can be substantial. We believe that longer term, OEMs may outsource a greater proportion of their stamping requirements because of this capital and fixed-cost intensity and we may benefit from this shift in our customer preferences. In addition, we believe OEMs will increasingly favor global vehicle platforms supported by larger, more capable and financially strong suppliers. Given our global manufacturing footprint, cost structure and integrated design, engineering and program management capabilities, we are well-positioned to take advantage of these potential opportunities.

Our Competitive Strengths

Geographic Diversification

We are well-diversified geographically, which positions us to participate in growth opportunities as they occur over time around the world and mitigates the impact of regional production fluctuations on our business. These potential opportunities range from near-term cyclical volume recovery in North America and Europe to continued growth in emerging markets such as Brazil and China. Proximity to end customers is especially important in our business because size and weight make our products difficult and expensive to transport. Our geographic mix of revenues for 2009, 2008 and 2007 is shown below:

Geographic Mix (% of Revenues)

	Year Ended December 31,
Region	2009	2008	2007
Europe	40%	41%	37%
North America	29%	32%	41%
South America	10%	10%	6%
Korea	12%	12%	12%
China	9%	5%	4%

Total	100%	100%	100%

Customer Diversification

We have a well-diversified customer mix. In 2009, no single customer accounted for more than 17% of our revenues, and ten different OEMs individually accounted for 5% or more of our revenues. European OEMs, including Volvo and Opel, were our biggest customer group in 2009, followed by Asian OEMs, with Detroit 3 OEMs representing the smallest group, at 18% of 2009 revenues. Ford accounted for approximately 70% of our 2009 Detroit 3 revenues. With this customer diversification, we believe we are well-positioned to participate in the anticipated automotive recovery, while also mitigating our exposure to any individual customer. The below charts summarize our customer mix as a percent of revenues in 2009, 2008 and 2007.

Customer Mix (% of Revenues)

	Year Ended December 31,
Customer	2009	2008	2007
VW	17%	14%	11%
Fiat	13%	11%	9%
Ford	13%	14%	17%
Volvo	10%	10%	9%
Hyundai / Kia	10%	11%	12%
Nissan	6%	6%	9%
Daimler	5%	7%	6%
Chrysler	5%	7%	8%
Toyota	5%	6%	6%
BMW	5%	4%	4%
Chery	3%	1%	1%
Honda	2%	3%	2%
Other	6%	6%	6%

Total	100%	100%	100%

Customer Mix by Region (% of Revenues)

	Year Ended December 31,
OEM	2009	2008	2007
European OEMs	54%	51%	43%
Asian OEMs	28%	28%	31%
Detroit 3 OEMs	18%	21%	26%

Total	100%	100%	100%

Platform Diversification

Our products are offered on a diverse mix of vehicle platforms, reflecting the balanced portfolio approach of our business model and the breadth of our product capabilities. We believe that our platform diversification provides us an opportunity to participate in an industry recovery without being overly exposed to a single vehicle model. We supply products to approximately 160 vehicle models globally. Our 10 largest vehicle models represented approximately 36% of our 2009 revenues.

Vehicle Platform Mix (% of Revenues)

	Year Ended December 31,
Vehicle Platform	2009	2008	2007
Small Cars	49%	43%	36%
Large Cars	21%	22%	24%
North American Framed Vehicles	18%	16%	27%
Other—Light Trucks	12%	19%	13%

Total	100%	100%	100%

The term “small cars” refers to passenger cars that are classified by CSM Worldwide® in the smallest three of CSM’s four categories of passenger cars, the term “large cars” refers to the largest category of passenger cars, multi-purpose vehicles and cross-over vehicles that are based on a unibody structure and the term “North American framed vehicles” refers to vehicles that are built on a full-frame structure, such as pick-up trucks and most sports utility vehicles.

Competitive Cost Structure

Based on the cost improvement actions we have taken, the results we have achieved and our experience in the automotive industry, we believe we have a competitive cost structure. During the Predecessor’s restructuring, while operating under bankruptcy protection, we achieved significant restructuring savings. For example, in North America the Predecessor reduced its manufacturing footprint from 23 to 12 plants, a 48% reduction. In addition, our average North American labor rate for hourly production workers, including wages and fringe benefits, was reduced by approximately 15%, to what we believe is a competitive level for our sector and froze our pension plan. We also capped our post-retirement healthcare liability to an amount which, at December 31, 2009, was $1.7 million. Following the acquisition of the Predecessor’s assets, we shifted aggressively to improve productivity and manufacturing throughput to world-class standards to further improve our cost structure. We launched eight operating efficiency initiatives through 2009, we launched two additional operating efficiency initiatives in 2010 and we intend to implement other efficiency programs in the future to assist us in driving costs out of our manufacturing and procurement processes.

See “Manufacturing and Operations” below for a detailed explanation of this chart.

We measure our operating efficiencies in manufacturing and purchasing cost reductions as a percentage of our material and manufacturing costs. As a result of our process-driven initiatives, we significantly increased that annual percentage from approximately 2% in 2006 to approximately 6% in 2009 resulting in $195 million in manufacturing and purchasing cost savings from January 1, 2008 through December 31, 2009. Our focus in 2010 and beyond is to retain the benefit of these achieved cost savings as anticipated volume recovery occurs.

Operating Efficiencies vs. Prior Year

(Manufacturing and Purchasing Cost Reductions as % of Manufacturing and Material Costs)

Good Quality

Through rigorous standardization of global best practices and major process improvements such as Lean Six Sigma, we have improved our quality results, with customer-reported defects per million parts, or PPM, down to 29 in 2009.

Customer-Reported PPM

Experienced Management Team

Our senior management team has substantial industry and related operational and financial experience. In addition, the eight executives comprising our executive leadership team have been in place as a cohesive group essentially since we acquired the Predecessor’s assets in 2007. Mark Malcolm, our Chief Executive Officer since August 2007, worked for 28 years in a broad variety of roles with Ford Motor Company. Mr. Malcolm then became a senior operational adviser for Cerberus, where he led a year-long due diligence effort prior to the acquisition of the Predecessor’s assets, assessing strengths and weaknesses and developing the business plan that we have executed since the acquisition. Our Chief Operating Officer, Michael Rajkovic, worked for Ford and Visteon prior to assuming officer positions at Goodyear and U.S. Can Corporation. Jim Gouin, our Chief Financial Officer, worked for 28 years at Ford, including as Vice President, Finance and Global Corporate Controller. To maintain the quality of our management team, we engage in a comprehensive talent review and succession planning process annually.

Our Strategy

Our strategy is to strengthen our leadership position as a supplier to the global automotive industry and to expand opportunistically into non-automotive markets. We believe that our core strengths described above position us to continue to provide a high-quality, low-cost value proposition to our customers, enabling profitable growth. Specific strategic objectives include:

Revenue Growth

Our strategy for revenue growth has three main pillars: organic automotive growth, expansion into solar and other non-automotive markets, and opportunistic acquisitions and joint ventures.

Organic Automotive Growth:    Although for planning purposes we have been and remain cautious about the pace of automotive industry recovery in 2010, we believe that vehicle growth will be above-average over the next three-to-five years. Having significantly improved our cost structure over the last three years, we believe that we are poised to benefit from an anticipated cyclical recovery in the European and North American markets and to grow in developing markets like Brazil and China. In terms of organic automotive growth, our planning assumption is that our growth will roughly track the growth in annual vehicle production. We will also strive to increase our share of business principally through contract wins for new models developed by our existing customers and by expanding our customer base, while maintaining good geographic, customer and platform diversification.

Expansion into Solar and Other Non-Automotive Markets:    We intend to leverage our integrated engineering, manufacturing and program-management expertise to pursue growth opportunities in non-automotive markets. The solar industry shows promise for us, as many applications require highly engineered large stampings and complex welded structural assemblies that must be produced in high volume at repeatable tight tolerances, similar to our product requirements in the automotive industry. To date, we have won a solar agreement entered into in August 2009. The amount of revenues that we may generate from this agreement will depend in part upon the extent of the financing our customer is able to raise for its solar projects. Efforts by our customer to obtain such financing may be subject to substantial delays and may ultimately be unsuccessful. We cannot be sure when production will commence or when revenues will be generated from these projects until our customer secures appropriate financing. While we plan to invest approximately $30 to $35 million (net of government and other incentives) to support this agreement, we cannot yet predict the extent to which such spending will be made in 2010 or in subsequent periods. Our capital expenditures for these projects would include investing in a new facility in the southwest United States that could provide a base for additional expansion. We believe the solar industry in the United States and globally has the potential to grow at an average rate substantially greater than the trend rate for the automotive industry. Beyond solar, we believe there may be similar opportunities in the future to apply and extend our core skills in other industries, such as defense, wind or appliances.

Opportunistic Acquisitions and Joint Ventures:    We intend to analyze and pursue acquisition opportunities where we believe we can add value and realize synergies by improving operating results through application of our processes, as demonstrated in our own business. We anticipate that the automotive structural metals and assemblies sector will experience increased consolidation and believe that we are well-positioned to participate successfully in that evolution. We also intend to seek suitable partners to set up additional joint ventures in developing automotive markets such as China, which we believe have above-average secular growth prospects. While we regularly participate in discussions with potential acquisition targets and joint venture partners, there are presently no specific agreements that have reached the stage where execution has become probable.

Continuous Process-Driven Operating Improvements

Our business philosophy and approach is grounded in the fundamental importance of building capabilities through ongoing process awareness and improvements. That focus and mindset applies to daily plant and cash reports, to detailed monthly business reviews, to our adoption and implementation of Lean Six Sigma principles, to our global inventory reduction process, to our internal controls, to our employee engagement process that measures the involvement of our employees, and to many other critical governance and business processes employed and under development in our company. Near-term results must be delivered, but we strive to do so in a way that is repeatable and sustainable, strengthening our longer-term competitiveness to the ultimate benefit of our customers, employees, suppliers and stockholders.

Intense Focus on Cash Flow

We have a common focus and an alignment of incentives throughout our company on the importance of operating cash flow. For example, we track cash on a daily basis and our global bonus program is tied largely to cash flow metrics. This common focus and aligned incentive with respect to cash flow among all our employees helps us in seeking to create value for our stockholders. For example, inventories were reduced from 23 average days on hand in December 2007 to approximately 13 average days on hand in December 2009.

Maintain a Sound Balance Sheet

We consider it critical to maintain a sound balance sheet in the cyclical automotive industry. That mindset and approach helped us weather the severe 2009 downturn without violating our loan covenants, and we intend to maintain this approach going forward. We anticipate reducing our leverage by applying the net proceeds from this offering to repay indebtedness.

Our History and Corporate Structure

Our Corporate History

Tower Automotive, Inc., our predecessor, was formed in 1993 to acquire R. J. Tower Corporation. On February 2, 2005, Tower Automotive, Inc. along with 25 of its United States subsidiaries each filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court, Southern District of New York. On July 11, 2007, the Bankruptcy Court confirmed the Chapter 11 Reorganization Plan of the debtors and approved the sale of substantially all of the debtors’ assets to Tower Automotive, LLC. The plan became effective on July 31, 2007, and in connection therewith, the debtors completed the sale of substantially all of their assets to Tower Automotive, LLC. As part of the sale, Tower Automotive, LLC also acquired the capital stock of substantially all of the foreign subsidiaries of Tower Automotive, Inc.

Our Corporate Conversion

Prior to the consummation of this offering, (i) all of our equity owners will transfer their equity interests in Tower Automotive, LLC to a newly created limited liability company, Tower International Holdings, LLC, (ii) Tower Automotive, LLC will convert into a Delaware corporation, which will be named Tower International, Inc., and (iii) all of the equity interests in Tower Automotive, LLC will be converted into common stock of Tower International, Inc. Thus, immediately prior to the consummation of this offering, all of our outstanding common stock will be owned by Tower International Holdings, LLC.

Our Products

We produce a broad range of structural components and assemblies, many of which are critical to the structural integrity of a vehicle. We have also recently entered the utility-scale solar energy market with our solar agreement to supply large stamped mirror-facet panels and welded support structures.

Product Offerings

Body structures and assemblies

Body structures and assemblies form the basic upper body structure of the vehicle and include structural metal components such as body pillars, roof rails and side sills. This category also includes Class A surfaces and assemblies. Class A surfaces are the “exterior skin” of the vehicle—body sides, hoods, doors, fenders and pickup truck boxes. These components form the appearance of the vehicle, calling for flawless surface finishes.

Complex body-in-white assemblies

Complex body-in-white assemblies are comprised of multiple components and sub-assemblies welded to form major portions of the vehicle’s body structure. We refer to body-in-whites as the manufacturing stage in which the vehicle body sheet metal has been assembled or designed but before the components and trim have been added. Examples of complex assemblies include front and rear floor pan assemblies and door/pillar assemblies.

Chassis, lower vehicle structures and suspension components

Lower vehicle frames and structures include chassis structures that make up the “skeleton” of a vehicle and which are critical to overall performance, particularly in the areas of noise, vibration and harshness, handling and crash management. These products include pickup truck and SUV full frames, automotive engine and rear suspension cradles, floor pan components, and cross members that form the basic lower body structure of the vehicle. These heavy gauge metal stampings carry the load of the vehicle, provide crash integrity, and are critical to the strength and safety of vehicles. We manufacture a wide variety of stamped, formed and welded suspension components including control arms, suspension links, track bars, spring and shock towers, shackles, twist axles, radius arms, stabilizer bars, trailing axles and brackets for OEMs worldwide.

Other—Automotive

We also manufacture a variety of other automotive products, including heat shields and other precision stampings, for our OEM customers.

Other—Non-Automotive

We have a five-year solar agreement to supply large stamped mirror-facet panels and welded support structures to SES. The amount of revenues that we may generate from this agreement will depend in part upon the extent of the financing SES is able to raise for its solar projects. We cannot be sure when production will commence or when revenues will be generated from these projects until SES secures appropriate financing. In addition, SES is not required to purchase a minimum number of mirror-facet panels and welded support structures from us. For a description of risks associated with the achievement of those lifetime revenues see “Risk Factors—Our ability to recognize revenue from our agreement with Stirling Energy Systems, or SES, is subject to several risks, any one of which could materially and adversely impact our business, financial condition, results of operations and cash flows”.

Product Mix

We have a well-diversified product group mix. Our product group mix of revenues for 2009, 2008 and 2007 is shown below:

Product Group Mix (% of Revenues)

	Year Ended December 31,
Product Group	2009	2008	2007
Body structures and assemblies	56%	58%	60%
Chassis, lower vehicle structures and suspension components	25%	23%	26%
Complex body-in-white assemblies	17%	17%	13%
Other	2%	2%	1%

Total	100%	100%	100%

Overview of Major Vehicle Models

The following table presents an overview of the major vehicle models for which we supply products:

OEM	Models	Product Type
Europe

Volvo	S40 / V50 / C30	Complex Assembly
VW	Cayenne / Touareg / Q7	Body Structures
	Octavia	Body Structures
	Caddy Van	Body Structures
BMW	1 / 3 Series	Body Structures
Daimler	Sprinter / Crafter	Body Structures & Complex Assembly
Fiat	Bravo	Body Structures
	Ducato	Body Structures
	MiTo	Body Structures
	Punto	Body Structures

North America

Ford	Econoline	Frame Assembly
	Expedition / Navigator	Body Structures
	F-Series	Body Structures
	Focus	Body Structures
	Taurus / Sable	Complex Assembly
	Ranger	Frame Assembly
Chrysler	Dakota	Frame Assembly
	Grand Caravan / Town & Country	Body Structures
	Wrangler	Frame Assembly
Nissan	Frontier / Xterra / Pathfinder	Body Structures & Frame Assembly
	Titan / Armada / Qx56	Frame Assembly
Toyota	Camry	Body Structures

Asia

Hyundai	Bongo Truck	Body Structures & Frame Assembly
	Carens	Body Structures
	Carnival	Frame Assembly
	Forte	Body Structures
	Mohave	Frame Assembly
	Sorento	Body Structures & Frame Assembly
	Sportage	Body Structures
VW—FAW	Bora / Golf A4	Chassis
	Jetta	Chassis
Chery	A3	Chassis
	M11	Chassis
SAIC	Rover 550	Chassis

South America

VW	Gol	Body Structures
	Fox	Body Structures
Fiat	Palio / Doblo	Body Structures
	Punto	Body Structures
Honda	Civic	Body Structures
	Fit	Body Structures

Manufacturing and Operations

We focus on achieving superior product quality at the lowest operating costs possible and concentrate on improving our manufacturing processes to drive out inefficiencies. We seek to continually improve our processes in efforts to improve our cost competitiveness and to achieve higher quality. We continue to adapt our capacity to customer demand, both by expanding capabilities in growth areas and by reallocating capacity away from demand segments in decline.

We are committed to implementing Lean Six Sigma principles throughout our manufacturing processes. We utilize Lean Six Sigma principles to increase the efficiency of our operations and to reduce operating costs, thereby improving our cost competitiveness. We have accomplished efficiency improvements while at the same time improving our quality performance, with customer-reported defects per million parts reduced to 29 in 2009 from 43 and 74 in 2008 and 2007, respectively.

Our manufacturing operations consist primarily of stamping and welding operations, system and modular assembly operations, coating, and other ancillary operations. Stamping involves passing metal through dies in a stamping press to form the metal into three-dimensional parts. We produce stamped parts using precision single-stage, progressive and transfer presses, ranging in size from 150 to 4,500 tons, which perform multiple functions to convert raw material into finished products. We invest in our press technology to increase flexibility, improve safety and minimize die changeover time.

We feed stampings into assembly operations that produce complex assemblies through the combination of multiple parts that are welded or fastened together. Our assembly operations are performed on either dedicated, high-volume welding/fastening machines or on flexible cell-oriented robotic lines. The assembly machines attach additional parts, fixtures or stampings to the original metal stampings. In addition to standard production capabilities, our assembly machines also are able to perform various statistical control functions and identify improper welds and attachments. From time to time we work with manufacturers of fixed/robotic welding systems to develop faster, more flexible machinery.

Our products use various grades and thicknesses of steel and aluminum, including high–strength, hot- and cold-rolled, galvanized, organically coated, stainless, and aluminized steel. See “Supply Base—Manufactured Components and Raw Materials” below.

We have launched a series of process improvements since the 2007 acquisition of the Predecessor’s assets, as reflected below. We expect to continue to benefit in the future from these and other process improvements.

Year Launched	Process Improvement	Description
2007	Labor best practices standardization—hourly production labor	Adjusted hourly production labor levels to standard best practice.

2007	Lean Six Sigma	Lean Six Sigma is a data driven approach to process improvement, combining two discrete methodologies. Lean principles focus on increasing the throughput of specific manufacturing processes and Six Sigma principles focus on reducing variability in the production process.

2008	Global inventory reduction process	Systematic material order-to-delivery process designed to improve inventory efficiency by aligning inventory levels with customer demand.

2008	Real time production reporting and throughput analysis	Software was embedded in manufacturing equipment to enable production issues to be identified within real time and not at the end of a shift or work day.

2009	Capex standards (run-rate, re-use and components) and pre-production process (3P)	Upfront process and procedures that seek to provide optimal utilization of equipment investment, manpower and space requirements.

2009	Hit-to-hit standards and improvement process	Structured process seeking to reduce press changeover time and maximize utilization of production time.

2009	Cost of product quality process	Process methodology aimed at improving internal quality while reducing costs (e.g., parts re-worked and re-scrapped).

2009	Labor best practices standardization—salary	Adjusted salary personnel staffing to standard best practice levels.

2010	Materials engineering/reduction process	Procedural process seeking to drive material cost improvement through key initiatives within our company and with our customers and suppliers.

2010	Shop floor competencies	Training of shop floor personnel by providing the tools, skills and understanding needed to operate a Lean environment.

Supply Base—Manufactured Components and Raw Materials

We purchase various manufactured components and raw materials for use in our manufacturing processes. All of these components and raw materials are available from numerous sources. We employ just-in-time manufacturing and sourcing systems enabling us to meet customer requirements for faster deliveries while minimizing our need to carry significant inventory levels. The primary raw material used to produce the majority of our products is steel. We purchase hot- and cold-rolled, galvanized, organically coated, stainless and aluminized steel from a variety of suppliers. We purchase a portion of our steel from certain of our customers through various OEM resale programs. The purchases through customer resale programs have buffered the impact of price swings associated with the procurement of steel. The remainder of our steel purchasing requirements are met through contracts with steel producers and market purchases. In addition, we produce small- and medium-sized stampings, fasteners, tubing, and rubber products.

Although we have not, in recent years, experienced any significant shortages of manufactured components or raw materials, and we normally do not carry inventories of these items in excess of those reasonably required to meet our goal of just-in-time production and transportation schedule, the possibility of shortages exist, especially in light of the current weakened state of the supply base. We strive to achieve a neutral net steel impact over time.

Facilities

We are headquartered in Livonia, Michigan in a 76,300 square foot facility that we lease. This facility is utilized for management offices as well as certain customer service, engineering, human resources, information technology, finance and treasury functions. We believe that this facility is suitable for the activities conducted there.

Our manufacturing is conducted in 32 manufacturing facilities strategically located throughout North and South America, Europe and Asia. Our manufacturing facilities are supported by nine engineering and sales locations throughout the world.

The following table sets forth selected information regarding each of our facilities.

Facility	Country	Description of Use	Square Feet		Ownership
Americas Locations

Aruja	Brazil	Manufacturing / Office / Technical Center	217,900		Owned
Betim	Brazil	Manufacturing	120,600		Owned
Contagem	Brazil	Manufacturing	144,200		Leased
Auburn, Indiana	United States	Manufacturing	162,800		Leased
Bardstown, Kentucky	United States	Manufacturing	601,700		Owned / Leased(1)
Bellevue, Ohio (2 locations)	United States	Manufacturing	363,700		Owned
Bluffton, Ohio	United States	Manufacturing	196,175		Leased
Chicago, Illinois	United States	Manufacturing	423,700		Leased
Clinton Township, Michigan	United States	Manufacturing	385,300		Leased
Elkton, Michigan	United States	Manufacturing	1,100,000		Owned
Grand Rapids, Michigan	United States	Office	5,900		Leased
Granite City, Illinois	United States	Manufacturing	465,000	(2)	Leased
Goodyear, Arizona(3)	United States	Manufacturing	458,800		Leased
Kendallville, Indiana	United States	Manufacturing	142,400	(2)	Leased
Livonia, Michigan	United States	Corporate Office / Technical Center	76,300		Leased
Madison, Mississippi	United States	Manufacturing	270,500		Leased
Meridian, Mississippi	United States	Manufacturing	412,000		Leased
Milan, Tennessee	United States	Manufacturing	531,400	(2)	Leased
Plymouth, Michigan	United States	Manufacturing	285,100		Leased
Smyrna, Tennessee	United States	Manufacturing	271,000		Leased
Traverse City, Michigan	United States	Manufacturing	220,600	(4)	Owned
Upper Sandusky, Ohio	United States	Manufacturing	80,000	(2)	Leased

International Locations

Gent	Belgium	Manufacturing	346,700		Leased
Artern	Germany	Manufacturing	164,600		Owned
Bergisch-Gladbach	Germany	Corporate Office / Technical Center	99,400	(5)	Owned
Zwickau	Germany	Manufacturing	499,000		Owned / Leased(6)
Duisburg	Germany	Manufacturing	110,000		(7)
Buchholz	Germany	Manufacturing	79,900		Owned
Kaarst	Germany	Purchasing Office	3,300		Leased
Caserta	Italy	Manufacturing	262,500		Owned
Turin	Italy	Manufacturing / Office / Technical Center	180,300		Owned
Melfi	Italy	Manufacturing	73,600		Owned
Opole	Poland	Manufacturing	146,000		(6)
Malacky	Slovakia	Manufacturing	539,400		Owned
WuHu	China	Manufacturing / Office / Technical Center	308,500		(8)
Changchun	China	Manufacturing / Office / Technical Center	249,100		(9)
Hyderabad	India	Engineering / Design / Technical Center	8,700		Leased
Yokohama	Japan	Sales / Engineering / Technical Center	2,500		Leased
Kwangju Metropolitan City, Pyeongdong	Korea	Manufacturing	237,000		Owned

Facility	Country	Description of Use	Square Feet	Ownership
Hwaseong-si, Gyeonggi-do	Korea	Manufacturing	221,900	Owned
Shiheung-si, Gyeonggi-do	Korea	Manufacturing	183,000	Owned
Ansan-si, Gyeonggi-do	Korea	Manufacturing	60,700	Owned
Yeongcheon-si	Korea	Manufacturing	49,400	Owned
Ulsan Metropolitan City	Korea	Manufacturing	53,900	Owned
Gunpo-si, Gyeonggi-do	Korea	Office / Technical Center	28,800	Owned

(1)	Facility consists of three buildings—two buildings are leased and one building is owned.
(2)	Facility is closed, but we remain subject to obligations under the operating lease.
(3)	Manufacturing has not yet commenced at this facility.
(4)	Facility has ceased production, although some operations remain.
(5)	The manufacturing facility has been closed, but the technical center and corporate office remain open.
(6)	Facility consists of two buildings—one building is leased and one building is owned.
(7)	We own a building right to this facility which is leased by one of our subsidiaries to another of our subsidiaries.
(8)	Facility is utilized by our joint venture. The building is owned by the joint venture.
(9)	Facility is utilized by our joint venture. The building is owned by the joint venture.

Sales, Marketing and Distribution

Our sales and marketing efforts are designed to create awareness of our engineering, program management, manufacturing and assembly expertise, and to translate our leadership position into contract wins. We have developed a sales team that consists of an integrated group of professionals, including skilled engineers and program managers, which we believe provides the appropriate mix of operational and technical expertise needed to interface successfully with OEMs. We sell directly to OEMs through our sales and engineering teams at our technical and customer service centers strategically located around the world. Bidding on automotive OEM platforms typically encompasses many months of engineering and business development activity. We integrate our sales force directly into our operating team and task our sales employees and work closely, customers throughout the process of development and manufacturing a product. Our proximity to our customer base enable us to enjoy close relationships with our customers and position us well to seek future business awards.

Customers

We have developed long-standing business relationships with our customers around the world. We work together with our customers in various stages of production, including development, component sourcing, quality assurance, manufacturing and delivery. With a diverse mix of products and facilities in major markets worldwide, we believe we are well-positioned to meet customer needs. We believe we have a strong, established reputation with customers for providing high-quality products at competitive prices, as well as for timely delivery and customer service. Given that the automotive OEM business involves long-term production contracts awarded on a platform-by-platform basis, one of our business strategies is to leverage our strong customer relationships to obtain new platform awards.

Customer Support

We have nine engineering and sales locations throughout the world, including a 24-hour engineering support center in India. We believe that we provide effective customer solutions, products and service to our customers throughout the world. Our customer service group is organized into customer-dedicated teams within regions to provide more focused service to our clients.

Competition

We principally compete for new business both at the beginning of the development of new models and upon the redesign of existing models. New-model development generally begins two to five years before the marketing of such models to the public. Once a supplier has been designated to supply parts for a new program, an OEM usually will continue to purchase those parts from the designated producer for the life of the program, although not necessarily for a redesign. OEMs typically rigorously evaluate us and other suppliers based on many criteria such as quality, price/cost competitiveness, system and product performance, reliability and timeliness of delivery, new product and technology development capability, excellence and flexibility in operations, degree of global and local presence, effectiveness of customer service and overall management capability.

We believe that we compete effectively with other leading suppliers in our market. The strength and breadth of our program management and engineering capabilities, as well as our geographic, customer and platform diversification, provide the necessary scale to attempt to optimize our cost structure. We follow manufacturing practices designed to improve efficiency and quality, including, but not limited to, manpower standardization and global inventory reduction initiatives, all of which enable us to manage inventory so that we can deliver quality components and systems to our customers in the quantities and at the times ordered. Our resulting quality and delivery performance, as measured by our customers, is designed to meet or exceed their expectations.

Our major competitors include: Magna International, Inc. (Cosma division), Gestamp Automocion, Martinrea International, Gruppo Magnetto, Benteler Automotive, Thyssen Krupp (stamping group), Sungwoo and MS Auto Tech. We compete with other competitors with respect to certain of our products and in particular geographic markets. The number of our competitors has decreased in recent years and we believe will continue to decline due to supplier consolidation and the current economic downturn. OEMs have been, and we expect will continue to be, increasingly focused on the financial strength and viability of their supply base. We believe that such scrutiny of suppliers will result in additional contraction in the supply base and may force combinations of some suppliers.

In addition, a number of our major OEM customers manufacture products which compete with our products. Our OEM customers tend to outsource less when they have idle capacity. Although these OEM customers have indicated that they will continue to rely on outside suppliers, they could elect to increase the extent to which they manufacture products to meet their own requirements or to compete with us.

Joint Ventures

Joint ventures represent an important strategic part of our business. We have used our joint ventures to enter into new geographic markets, such as China, to gain new customers and/or strengthen our position with existing customers, and to develop new technologies.

When we enter new geographic markets where we have not previously established substantial local experience and infrastructure, teaming with a local partner can reduce capital investment by leveraging pre-existing infrastructure. In addition, local partners in these markets can provide knowledge and insight into local customs and practices and access to local suppliers of raw materials and components. All of these advantages can reduce the risk, and thereby enhance the prospects for the success, of an entry into a new geographic market.

Joint ventures can also be an effective means to acquire new customers and strengthen relationships with existing customers. Through joint venture arrangements, partners can access technology that they would otherwise be required to develop independently, thereby reducing the time and cost of development. Moreover, they can provide the opportunity to create synergies and applications of the technology that would not otherwise be possible.

We currently have two joint ventures in China: Tower Automotive (WuHu) Company Ltd., which we refer to as WuHu, and Changchun Tower Golden Ring Automotive Products Co., Ltd., which we refer to as TGR.

Our WuHu joint venture consists of an 80% equity interest in WuHu, a joint venture limited liability company located in WuHu City, Anhui Province, China. This joint venture primarily serves to supply Chery with front and rear lower vehicle structure modules and their respective replacement platforms.

Our TGR joint venture consists of a 60% equity interest in TGR, a joint venture limited liability company located in the City of Changchun, Jilin Province, China. Our TGR joint venture primarily supplies FAW-VW Automotive Company Limited with structure based components, including sub-frames, cross members with motor carriers, rear axles, frame front-ends, and control arms and the structural components for other vehicles.

Employees

As of December 31, 2009, we had approximately 7,400 employees worldwide, of whom approximately 5,000 were covered under collective bargaining agreements.

We are not aware of any work stoppages since the inception of the Predecessor in 1993. A strike or slow-down by one of our unions could have a material adverse effect on our business. We believe that our relations with our employees are satisfactory.

Intellectual Property

By the nature of our business, the loss of any single intellectual property right owned by us or licensed to us is not likely to cause a material disruption in the manufacturing, marketing and distribution of our products.

Our customers typically own the tooling we use in the manufacture of their vehicles.

Legal Proceedings

We are from time to time involved in legal proceedings, claims or investigations that are incidental to the conduct of our business. We vigorously defend ourselves against these claims. In future periods, we could be subjected to cash costs or non-cash charges to earnings if any of these matters is resolved on unfavorable terms. However, although the ultimate outcome of any legal matter cannot be predicted with certainty, based on current information, including our assessment of the merits of the particular claims, we do not expect that our pending legal proceedings or claims will have a material adverse impact on our future consolidated financial condition, results of operations or cash flows.

Environmental Matters

We are subject to various domestic and foreign federal, state and local laws and regulations governing the protection of the environment and health and safety, including those regulating soil, surface water and groundwater contamination; the generation, storage, handling, use, disposal and transportation of hazardous materials; the emission and discharge of materials, including GHGs, into the environment; and the health and safety of our employees. We are also required to obtain environmental permits from governmental authorities for certain operations. We have taken steps to comply with these numerous and sometimes complex laws, regulations and permits. We have also achieved ISO-14001 registration for substantially all of our facilities. While compliance with environmental requirements has not had a material impact on our capital expenditures, earnings or competitive position, we have made and will continue to make capital and other expenditures pursuant to such requirements and, if we violate or fail to comply with these requirements, could be subject to fines, penalties or litigation.

Environmental laws, regulations and permits, and the enforcement thereof, change frequently and have tended to become more stringent over time. In particular, more rigorous GHG emission requirements are in various stages of development. For example, the United States Congress is considering legislation that would establish a nationwide limit on GHGs, and the EPA has finalized regulations that will affect GHG emissions from mobile and stationary sources pursuant to the federal Clean Air Act. Any regulation of GHG emissions, including through a cap-and-trade system, technology mandate, emissions tax, reporting requirement or other program, could subject us to significant costs, including those relating to emission credits, pollution control equipment, monitoring and reporting, as well as increased energy and raw material prices. In addition, our OEM customers may seek price reductions from us to account for their increased costs resulting from GHG regulations. Further, growing pressure to reduce GHG emissions from mobile sources could reduce automobile sales, thereby reducing demand for our products and ultimately our revenues. Although there is still significant uncertainty surrounding the scope, timing and effect of future GHG regulation, any such regulation could have a material adverse impact on our business, financial condition, results of operations, reputation, product demand and liquidity.

We also could be responsible for costs relating to any contamination at our or a predecessor entity’s current or former owned or operated properties or third party waste disposal sites, even if we were not at fault. Some of these locations have been impacted by environmental releases, and soil or groundwater contamination is being addressed at certain of these sites. In addition to potentially significant investigation and remediation costs, contamination can give rise to third party claims for fines or penalties, natural resource damages, personal injury or property damage. Our costs and liabilities associated with environmental contamination could be substantial and may be material to our business, financial condition, results of operations or cash flows.

Segment Overview

See note 16 to our consolidated financial statements for information on our segments.

International Operations

We have significant manufacturing operations outside the United States, and in 2009, approximately 71% of our revenues originated outside the United States. For information regarding potential risks associated with our international operations, see “Risk Factors—We are subject to risks related to our international operations.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and note 16 to our consolidated financial statements for further information regarding our international operations.

MANAGEMENT

The following table sets forth information regarding the members of our board and our executive officers. Immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms.

Name	Age	Position
Executive Officers:
Mark Malcolm	56	President, Chief Executive Officer and Board Member

James Gouin	50	Executive Vice President and Chief Financial Officer

Michael Rajkovic	49	Executive Vice President and Chief Operating Officer

William Pumphrey	50	President, Americas

Gyula Meleghy	55	President, International Operations

William Cook	59	Senior Vice President, Global Human Resources

Jeffrey L. Kersten	42	Senior Vice President and Corporate Controller

Paul Radkoski	50	Senior Vice President, Global Purchasing

Board Members Other Than Mr. Malcolm:

Nicholas Chabraja	67	Chairman of the Board

James Chapman	48	Board Member

Dennis Donovan	61	Board Member

Chan Galbato	47	Board Member

Jonathan Gallen	50	Board Member

Dev Kapadia	38	Board Member

Gregory Powell	35	Board Member

Larry Schwentor	56	Board Member

Scott Wille	29	Board Member

Board Advisors:

Frank E. English, Jr.	64

Allan Gilmour	76

Rande Somma	58

Cerberus, as our controlling equity owner, has elected to modify our board in order to add to our board one Cerberus employee who has had substantial direct involvement with our company for more than two years (Mr. Wille), one Cerberus employee who has had substantial involvement in operational matters pertaining to our company and other Cerberus portfolio companies (Mr. Powell) and two independent directors who have served on the boards of other Cerberus portfolio companies (Messrs. Chapman and Gallen). To make room for these new board members, Frank E. English, Allan Gilmour and Rande Somma have resigned from our board (on September 28, 30 and 27, 2010, respectively) and have agreed to assume the role of senior advisors to our board. As senior advisors, Messrs. English, Gilmour and Somma will receive information submitted to our board members and will be invited to attend and participate in meetings of our board and, in the case of Mr. English, meetings of our audit committee. Compensation for Frank E. English and Allan Gilmour will be substantially equivalent to the compensation that we will pay to our non-employee board members. Payment for Mr. Somma’s services will be pursuant to our consulting agreement with Rande Somma & Associates LLC. Concurrent with these steps, we extended the term of that consulting agreement, which was scheduled to expire on December 1, 2010, to January 2, 2012.

None of our officers or board members has any family relationship with any other board member or officer. “Family relationship” for this purpose means any relationship by blood, marriage or adoption, not more remote than first cousin.

The business experience during at least the past five years of each of the board members, board advisors and officers listed above is as follows:

Executive Officers:

Mark Malcolm has been a board member and our President and Chief Executive Officer since August 1, 2007. Prior to assuming that role, Mr. Malcolm served as a senior member of CCM’s operations team from January 2006 to July 2007 and played a leading role on behalf of CCM in the 2007 acquisition of Tower Automotive. Before joining CCM, Mr. Malcolm spent 28 years at Ford Motor Company in a variety of senior financial positions, including Executive Vice President and Controller of Ford Motor Credit from 2004 to 2005, Director of Finance and Strategy for Global Purchasing from 2002 to 2004 and Director of Worldwide Accounting from 2000 to 2002.

James Gouin has served as our Executive Vice President and Chief Financial Officer since November 1, 2007. Prior to joining us, Mr. Gouin served in 2007 as a senior managing director of the corporate financial practice of FTI Consulting, Inc., a business advisory firm. Prior to joining FTI, Mr. Gouin spent 28 years at Ford Motor Company in a variety of senior positions, including as the Vice President, Finance and Global Corporate Controller from 2003 to 2006 and as the Vice President of Finance, Strategy and Business Development of Ford Motor Company’s International Operations from 2006 to 2007.

Michael Rajkovic has been our Executive Vice President and Chief Operating Officer since August 1, 2007. Prior to assuming that role, Mr. Rajkovic served as a senior member of CCM’s operations team from August 2006 to August 2007 and assisted Mr. Malcolm in various aspects of the 2007 acquisition of Tower Automotive. Before joining CCM, Mr. Rajkovic was Executive Vice President and Chief Financial Officer of United States Can Corporation, a global packaging company, from May 2005 to March 2006. Prior to his service with U.S. Can Corporation, Mr. Rajkovic served as Vice President of Finance, North America and as Chairman of the Canadian subsidiary of The Goodyear Tire and Rubber Company, an automotive products manufacturer, from August 2003 to May 2005. Prior to that period, Mr. Rajkovic held a variety of manufacturing and finance positions within Visteon Corporation, a manufacturer of climate, interior, electronic and lighting products for automobiles, from January 2000 to August 2003, during which period Visteon was owned by Ford Motor Company.

William Pumphrey joined the Predecessor in January 2005 and served as President, North American Operations for the Predecessor until our 2007 acquisition. He continued in that role with us until April 2008, when he became President, Americas, a position which he continues to hold and which covers both North and South America. Prior to joining the Predecessor, Mr. Pumphrey was employed by Lear Corporation, a manufacturer of automotive seating systems, electrical distribution systems and electronics products, from 1999 to 2004. While employed by Lear Corporation, Mr. Pumphrey at different times was responsible for that company’s Asia Pacific division, European Ford division, Daimler-Chrysler division and electrical and electronics division. From 1991 to 1999, Mr. Pumphrey held various positions in business development, product development and program management for United Technologies Automotive Inc., a manufacturer of components and systems for automotive manufacturers that was acquired by Lear Corporation in 1999.

Gyula Meleghy has been our President, International Operations since November 5, 2007. From July 2006 until November 2007, Dr. Meleghy held the position of President, Asia for the Predecessor and then for us, with oversight responsibility for all of our business in Asia. Prior to that period, Dr. Meleghy served as President, Europe and South America for the Predecessor from August 2004 to July 2006. Prior to occupying that position, Dr. Meleghy served in various positions within the Predecessor’s European operations from 2000 to August 2004. Before joining the Predecessor, Dr. Meleghy was the President of the Dr. Meleghy Group, a family-owned automotive supplier that was acquired by the Predecessor in 2000.

William Cook has been our Senior Vice President, Global Human Resources since September 2007. From 2001 to 2007 he held senior human resource leadership positions at The Goodyear Tire & Rubber Company in Akron, Ohio, including four years as Vice President of Human Resources for Goodyear North American Tire. During a fifteen year career at United Technologies Corporation Mr. Cook held key leadership positions, including four years as head of human resources for Carrier Corporation Residential and Light Commercial Systems, a supplier of heating and air conditioning equipment, and eight years as head of human resources for Otis Elevator Asia-Pacific, a supplier of elevators and escalators.

Jeffrey L. Kersten has been our Senior Vice President and Corporate Controller since February 1, 2007. He transitioned to that position from the position of Senior Vice President, Restructuring, which he held since October 2006 with the Predecessor. From 2004 to 2006, Mr. Kersten was the Predecessor’s Senior Vice President, Strategy and Business Development. Mr. Kersten joined the Predecessor in 1997, holding financial positions within the Predecessor’s Grand Rapids, Michigan offices until 2001, when he relocated to France and became the Predecessor’s European Regional Finance Leader. Mr. Kersten began his career in 1990 with the accounting firm of Arthur Andersen, where he remained until 1997, specializing in mergers and acquisitions.

Paul Radkoski has served as the Predecessor’s and our Senior Vice President, Global Purchasing, since March 2006. Prior to joining the Predecessor, Mr. Radkoski held various positions within Visteon Corporation, an automotive supplier, from 2000 until 2006, including the position of Vice President, North America Purchasing and Supplier Management from 2005 to 2006. Earlier in his career, Mr. Radkoski held various purchasing, manufacturing and logistics positions with Lear Corporation from 1997 to 2000 and automobile manufacturers BMW (from 1993 to 1997) and Honda of North America (from 1986 to 1993).

Board Members Other Than Mr. Malcolm:

Nicholas D. Chabraja became a board member and Chairman of our board on August 24, 2010. Mr. Chabraja has been a member of the board of directors of General Dynamics, a defense industry contractor, since 1994. Mr. Chabraja was Chairman and Chief Executive Officer of General Dynamics from 1997 to 2009. He served General Dynamics as non-executive chairman from 2009 to May 2010. Previously, Mr. Chabraja had been vice chairman of General Dynamics. He joined General Dynamics in 1993 as senior vice president and general counsel. From 1994 to 1996, Mr. Chabraja was an executive vice president of General Dynamics, with the company’s strategic planning, finance, legal and investor relations functions reporting to him. Prior to joining General Dynamics, Mr. Chabraja was a senior partner in the Chicago law firm of Jenner & Block. Mr. Chabraja has served as a director of Northern Trust Corporation since 2007. He previously served as a director of Ceridian Corporation from 2001 to 2007 (and as a director of Ceridian Corporation’s predecessor from 1998-2001).

James Chapman became a member of our board on September 30, 2010. Since 2004, Mr. Chapman has been a non-executive Vice Chairman of SkyWorks Leasing, LLC, an aircraft management services company. Prior to joining SkyWorks, Mr. Chapman held a variety of investment banking positions across a range of industries. Mr. Chapman currently serves on the board of directors of Aercap Holdings N.V. Mr. Chapman also currently serves on the boards of directors of Scottish Re Group Limited and Tembec Holdings Inc., and served on such boards when these companies were public within the past five years. Within the past five years, Mr. Chapman served on the boards of directors of SSA Global Technologies, Inc., Anchor Glass Container Corporation, Teleglobe International Holdings Ltd and Coinmach Service Corp.

Dennis Donovan became a member of our board on August 24, 2010. Since 2009, Mr. Donovan has been a Senior Advisor of Cerberus Operations and Advisory Company, LLC, or COAC, an affiliate of CCM. From 2008 to 2009, Mr. Donovan was a senior executive and director of COAC. Mr. Donovan joined COAC in 2007 as Chief Human Resource Officer. Mr. Donovan previously served as Executive Vice President, Human Resources at The Home Depot, a home improvement retailer, from 2001 to 2007. Mr. Donovan has been a Managing Director and a member of the compensation committee of the Traxis Group, B.V., a bus manufacturer and an affiliate of CCM, since 2008. He has served as an advisor to our board and compensation committee since 2009 and to the boards of directors and compensation committees of GMI Holding Corporation, a fabric supplier, since 2008 and Freedom Group, Inc., a manufacturer of sporting goods products and an affiliate of CCM, since 2009.

Chan Galbato became a member of our board on August 24, 2010. Since 2009, Mr. Galbato has been a Senior Operating Executive of Cerberus Operations and Advisory Company, LLC, an affiliate of CCM. From 2007 to 2009, Mr. Galbato owned and managed CWG Hillside Investments LLC, a consulting business providing operational and strategic turnaround expertise to chief executive officers of portfolio-based companies. From 2005 to 2007, Mr. Galbato was President and CEO of the Controls division of Invensys plc, a global technology company. Prior to his position with Invensys, he served as President of Services of The Home Depot (2003 to 2005); President and Chief Executive Officer of Armstrong Floor Products (2001 to 2003); Chief Executive Officer of Choice Parts (2000 to 2001); and Chief Executive Officer of Coregis Insurance Company, a GE Capital company (1998 to 2000). Prior to that, Mr. Galbato held various leadership positions within General Electric’s technology and industrial businesses. Since 2006, Mr. Galbato has served as a director of Brady Corporation. Since August 25, 2010, Mr. Galbato has been the chairman of the board of directors of New Page Corporation and New Page Holding Corporation.

Jonathan Gallen became a member of our board on September 30, 2010. Mr. Gallen is the president and sole principal of Ahab Capital Management, Inc., which manages Ahab Partners, L.P. and is the investment advisor to Ahab International, Ltd. In that role, which he has performed since 1993, Mr. Gallen is responsible for the investment decisions made with respect to these funds’ assets. Prior to joining Ahab Capital Management, Mr. Gallen formed and operated a sports memorabilia business from 1990 to 1993. Within the past five years, Mr. Gallen served on the board of directors of Anchor Glass Container Corporation.

Dev Kapadia has been a board member since August 1, 2007. Mr. Kapadia has been a Managing Director of CCM since 2003. From 1996 to 2003, Mr. Kapadia served in various capacities with The Carlyle Group, a global private investment firm, and Carlyle Management Group, an affiliate of The Carlyle Group dedicated to turnaround and special situation investments. Prior to joining Carlyle in 1996, Mr. Kapadia was a financial analyst with Donaldson, Lufkin & Jenrette, an investment banking firm. Mr. Kapadia serves on the boards of directors of various privately held companies.

Gregory Powell became a member of our board on September 30, 2010. Mr. Powell has been an Operations Executive at Cerberus since 2006, where he has been responsible for providing portfolio oversight as well as partnering with portfolio companies to maximize value creation. At Cerberus, Mr. Powell has worked across a broad set of businesses, including automotive, consumer products, technology, leasing, building products, and retail. Prior to joining Cerberus, Mr. Powell worked for 10 years in various divisions of General Electric, including as Chief Financial Officer for GE Aviation—Military Systems from 2005 to 2006. Prior to that, Mr. Powell completed leadership assignments in GE Plastics, GE Corporate Mergers and Acquisitions, and the GE Audit Staff.

Larry Schwentor has been a board member since August 1, 2007 and, through his consulting firm, provided consulting services to us from August 1, 2007 to August 1, 2010. Mr. Schwentor has held executive and managing board positions with Peguform GmbH, or Peguform, since February 2005. Peguform manufactures interior and exterior plastic parts for the automotive industry and was a CCM portfolio company. From April 2003 to February 2005, he was an Executive Vice President and Chief Financial Officer of Key Safety Systems, Inc., a manufacturer of automotive safety restraints. Prior to assuming responsibilities at Key Safety Systems, Mr. Schwentor served as the Executive Vice President and Chief Financial Officer of Key Plastics, Inc., from September 1999 through April 2003. Key Plastics is a manufacturer of plastic components and functional assemblies for manufacturers of light vehicles and their suppliers. Both Key Safety Systems and Key Plastics were portfolio companies of Carlyle Management Group. Prior to joining Key Plastics, Mr. Schwentor was the Senior Vice President and Chief Financial Officer of CMI International, Inc., a producer of highly engineered, cast and machined engine and structural components and assemblies for automobiles and trucks. Mr. Schwentor was employed by CMI International from May 1986 to February 1999. Mr. Schwentor was employed by the Certified Public Accounting firm of Moore, Smith and Dale from September 1976 through May 1986. During his tenure with that firm, he held various positions on the audit and management advisory services side of the firm and was responsible for auditing both public and private manufacturing companies.

Scott Wille became a member of our board on September 30, 2010. Mr. Wille joined Cerberus in 2006 as an associate and has been a Vice President since 2009. At Cerberus, Mr. Wille has been responsible for executing transactions, monitoring existing investments and working with existing portfolio companies’ management teams to maximize value. Mr. Wille has had exposure to a broad set of businesses and industries, including automotive, industrial, consumer products, energy, retail and commercial real estate. From 2004 to 2006, Mr. Wille was a financial analyst with Deutsche Bank Securities Inc., an investment banking firm.

Board Advisors:

Frank E. English, Jr. became a member of our board on August 24, 2010 and transitioned to senior advisor status on September 28, 2010. Mr. English has served as a Senior Advisor at Morgan Stanley & Co. since his retirement from that global financial services firm in 2009. From 1976 to 2009, Mr. English served in various senior roles at Morgan Stanley & Co., most recently as Managing Director and Vice Chairman of Investment Banking from 2002 to 2009. Prior to that, Mr. English held positions in research, investment banking, capital markets and fixed income at Morgan Stanley & Co. Mr. English spent a considerable part of his career at Morgan Stanley & Co. analyzing and advising companies in the automotive industry. Since 2009, Mr. English has been a director of Arthur J. Gallagher & Co.

Allan D. Gilmour became a member of our board on August 24, 2010 and transitioned to senior advisor status on September 30, 2010. On August 30, 2010, Mr. Gilmour was named interim president of Wayne State University. Mr. Gilmour served as Vice Chairman of the board of directors of Ford Motor Company from 2002 to 2005, a position that he previously held from 1992 until his initial retirement in 1995. Mr. Gilmour began his career with Ford Motor Company in 1960. While at Ford, Mr. Gilmour served in a variety of roles, including: President of Ford Automotive Group; Executive Vice President, International Automotive Operations; Vice President, External and Personnel Affairs; Vice President and Controller; Chief Financial Officer; and President of Ford Motor Credit Company. Since 1995, Mr. Gilmour has served on the board of directors of DTE Energy Company, and since 2006, he has served on the board of directors of Universal Technical Institute, Inc. From 1990 to 2007, Mr. Gilmour served on the board of directors of Whirlpool Corporation.

Rande Somma became a member of our Board on August 1, 2007 and transitioned to senior advisor status on September 27, 2010. Mr. Somma has been President of his consulting company, Rande Somma and Associates LLC, since May 2004. Mr. Somma, through his consulting firm, has provided consulting services to us since December 1, 2007. Prior to establishing his consulting business, he was the President of Automotive Operations—Worldwide, at Johnson Controls, Inc. from 2002-2003 and was President of Automotive Operations—North America at Johnson Controls from 2000-2002. From 1988 to 2000, Mr. Somma held several different managerial positions in the Automotive Systems Group at Johnson Controls. Johnson Controls is a Tier 1 supplier of automotive systems and facility management and control products. In the automotive market, it is a major supplier of integrated seating and interior systems and batteries. Prior to joining Johnson Controls, Mr. Somma served in a variety of purchasing, manufacturing and sales positions within the automotive division of Rockwell International. Since 2005, Mr. Somma has been a member of the board of directors of Gentex Corporation, a supplier to the global automotive industry. Additionally, Mr. Somma is currently the Chairman of the Executive Board of the NewNorth Center for Design in Business, a nonprofit learning center for the delivery of intellectual and experiential training programs focused on the development and application of design centric innovation.

We selected Mr. Malcolm to serve as a board member based on his industry knowledge and experience and his perspective as our Chief Executive Officer. Mr. Kapadia was selected to be a board member based on his experience as a board member of, and senior executive with private equity firms that invest in, other manufacturing companies. We selected Mr. Schwentor to be a board member based on his experience as a senior executive of various manufacturing companies. We selected Messrs. Chapman and Gallen to be board members based on their financial and industry experience, as well as their service on other Cerberus portfolio companies. We selected Mr. Wille to be a board member because of his familiarity with our company and his experience in corporate finance. We selected Messrs. Donovan, Galbato and Powell to be board members based on their operational experience with large companies. We selected Mr. Chabraja to be a board member based on his executive level experience at General Dynamics.

Each of Messrs. Pumphrey and Kersten and Dr. Meleghy were officers of our Predecessor, when it filed for bankruptcy protection in 2005. Mr. Radkoski joined the Predecessor after it filed for bankruptcy protection. Mr. Schwentor was hired in late 1999 to assist Key Plastics through a bankruptcy process that ran from March 2000 through its conclusion in April 2001 with its sale. Mr. Schwentor remained with the successor company after its emergence from bankruptcy. Mr. Galbato was President and CEO of Armstrong World Industries, Inc. (2001-2003) after it filed for bankruptcy protection.

Board Composition

Our board currently has ten members, comprised of one executive officer (Mr. Malcolm), one officer of CCM (Mr. Kapadia), four other individuals who are affiliated with CCM (Messrs. Donovan, Galbato, Powell and Wille), a former consultant selected by us after consideration of his knowledge of manufacturing companies (Mr. Schwentor) and three individuals whom our board has determined are independent (Messrs. Chabraja, Chapman and Gallen).

In accordance with our certificate of incorporation, immediately following this offering our board of directors will be divided into the following three classes with staggered three-year terms:

•	Class I, whose initial term will expire at the annual meeting of stockholders to be held in 2011;

•	Class II, whose initial term will expire at the annual meeting of stockholders to be held in 2012; and

•	Class III, whose initial term will expire at the annual meeting of stockholders to be held in 2013.

The Class I directors will be Messrs. Donovan, Gallen and Powell, the Class II directors will be Messrs. Chapman, Galbato, Schwentor and Wille, and the Class III directors will be Messrs. Chabraja, Kapadia and Malcolm.

At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Board Committees

Upon completion of this offering, Cerberus will continue to control a majority of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including:

•	the requirement that a majority of our board of directors consist of independent directors;

•

the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purposes and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purposes and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors and we will not have a compensation committee or nominating and corporate governance committee consisting entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

Audit Committee.    Upon consummation of this offering, the audit committee of our board of directors will consist of Messrs. Chapman, Gallen and Schwentor, and Mr. Chapman will serve as the chairman of this committee. The audit committee assists the board in its oversight responsibilities relating to the integrity of our financial statements, the qualifications, independence, compensation and performance of our independent auditors, our systems of internal accounting and financial controls, the performance of our internal audit function, the compliance of our company with legal and regulatory requirements and compliance with our company’s Code of Business Conduct and Ethics. Upon the consummation of this offering, we will have two independent directors serving on our audit committee. We intend to have a completely independent audit committee within one year of this offering. Our board of directors will determine which member of our audit committee qualifies as an “audit committee financial expert” under SEC rules and regulations.

Compensation Committee.    Upon consummation of this offering, the compensation committee of our board of directors will consist of Messrs. Chabraja, Donovan and Kapadia, and Mr. Kapadia will serve as the chairman of this committee. The primary purpose of the compensation committee of the board is to (i) facilitate our board’s discharge of its responsibilities relating to the evaluation and compensation of our executives, (ii) oversee the administration of our compensation plans, (iii) review and determine board member compensation and (iv) prepare any report on executive compensation required by the rules and regulations of the SEC and the listing standards of the New York Stock Exchange.

Nominating and Corporate Governance Committee.    Upon the consummation of this offering, the nominating and corporate governance committee of our board of directors will consist of Messrs. Chabraja, Kapadia and Galbato, and Mr. Chabraja will serve as the chairman of this committee. The purpose of our nominating and corporate governance committee is to (i) review the qualification of, and recommend to our board, proposed nominees for election to our board, consistent with criteria approved by our board, (ii) select, or recommend that our board select, the director nominees for the next annual meeting of stockholders, (iii) develop, evaluate and recommend to our board corporate governance practices applicable to our company and (iv) lead our board in its annual review of the board and management.

Prior to the consummation of this offering, our board of directors will adopt written charters under which the audit committee, compensation committee and nominating and corporate governance committee will operate. A copy of these charters, which will satisfy the applicable standards of the SEC and the New York Stock Exchange, will be available on our website at www.towerautomotive.com.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the compensation committee or board of directors of any other entity that has an executive officer serving as a member of our board or compensation committee.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and board members, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.towerautomotive.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

The following discusses the compensation of the Named Executive Officers for the year ended December 31, 2009. As used herein, the term “Named Executive Officers” refers to:

•	Mark Malcolm, our President and Chief Executive Officer;

•	James Gouin, our Executive Vice President and Chief Financial Officer;

•	Michael Rajkovic, our Executive Vice President and Chief Operating Officer;

•	William Pumphrey, our President, Americas; and

•	Gyula Meleghy, our President, International Operations.

Compensation Program Objectives and Philosophy

The primary objectives of our compensation programs are to (i) attract, motivate and retain the best executive officers with the skills necessary to successfully manage our business, and (ii) align the interests of our executive officers with stockholders by rewarding them for strong company performance. In support of these objectives, we:

•	seek to provide a total compensation package that is competitive with other companies in our industry and other companies of a similar size and complexity;

•	evaluate and reward executive officers based on dynamic factors such as adopting and overseeing the implementation of processes designed to drive sustainable productivity and profitable growth; and

•

provide a meaningful portion of the total compensation package in the form of awards tied to the operating performance of our company. Our key performance measures are tied to Adjusted EBITDA and cash flow, each as described below.

Compensation-Setting Process

The Compensation Committee of our board has responsibility for oversight and review of our total compensation strategy, including the design and monitoring of certain executive benefit plans such as our annual cash bonus plan, which we sometimes refer to as the Tower Bonus Plan. In addition, the Compensation Committee determines the compensation of our Chief Executive Officer and reviews and approves the compensation of all officers, including each of our Named Executive Officers. In setting and reviewing compensation for our Named Executive Officers, the Compensation Committee evaluates the compensation components that it believes support our company’s objectives and philosophy.

The Compensation Committee reviews the appropriateness and effectiveness of our compensation programs. The Compensation Committee approves target award opportunities and performance criteria to be utilized in our annual cash bonus plan. In addition, the Compensation Committee is responsible for determining equity-based awards and establishing and then monitoring long-term incentive plans.

The Compensation Committee considers competitive market practices with respect to the compensation of our Named Executive Officers. The Compensation Committee also considers, in its discretion, compensation levels for our Named Executive Officers as compared to those of executives holding similar positions at other domestic and international manufacturing companies that the Committee views as comparable in terms of size and complexity of business, with additional consideration given to individual credentials. For 2008 and 2009, the Compensation Committee did not engage in formal benchmarking.

In 2010, the Compensation Committee engaged an independent consultant, Hewitt Associates LLC, to provide it with advice and comparative analyses of various elements of executive compensation, including annual salary, annual variable bonus, total targeted annual cash compensation and long-term incentives.

As described elsewhere in this prospectus, upon completion of this offering, we will be a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards, and therefore will not be required to have a Compensation Committee that is composed entirely of independent directors.

Role of Executive Officers in Executive Compensation

The Compensation Committee determines the total compensation for our Chief Executive Officer. Our Chief Executive Officer plays no role in determining his own compensation.

The Compensation Committee also determines the total compensation of our other Named Executive Officers acting with advice from our Chief Executive Officer. Although the Compensation Committee utilizes and considers comments, advice and recommendations of our Chief Executive Officer, the final decision with respect to compensation levels and components of the other Named Executive Officers remains with the Compensation Committee.

Components of Compensation

Our compensation programs consist of several components, although particular individuals may not be eligible for each component. The guiding principles of our compensation programs remain consistent throughout the various components. In each instance, we seek to incentivize and retain our employees by providing competitive compensation while at the same time aligning the interests of our Named Executive Officers with those of our stockholders. The principal components of our compensation programs for the Named Executive Officers are: annual base salary; annual cash bonus incentive compensation; long term incentive compensation plans and programs; equity incentive awards; retirement benefits; severance benefits; perquisites; and employment agreements, which contain termination benefits. The Compensation Committee considers such applicable components as part of an entire compensation package for our Named Executive Officers and does not ascribe weightings to any particular component.

Annual Base Salary

We use base salary to attract and retain highly qualified executive officers. When establishing base salaries for the Named Executive Officers, the Compensation Committee and the Chief Executive Officer (other than for himself) consider a number of factors, including the seniority, skills and experience of the individual, the individual’s prior salary, the functional role of the position, and the level of the Named Executive Officer’s responsibilities. The leading factors in determining increases in base salary include the performance, experience and skills of the individuals, and the employment market for senior executives with similar levels of experience and skills.

During 2009, in light of the economic environment in the automobile industry, Mr. Malcolm proposed to us, and we accepted, a reduction in his base salary by 20% and the other Named Executive Officers proposed to us, and we accepted, reductions in their base salaries by 10%. Such reductions became effective February 1, 2009. Mr. Malcolm and the other Named Executive Officers took such paycuts to illustrate their willingness to place our company’s interests ahead of their personal interests during a challenging year. Commencing January 1, 2010, the base salaries for each of our Named Executive Officers were restored to the levels that existed immediately prior to these reductions.

Annual Cash Bonus Incentive Compensation

We believe that annual cash incentive awards motivate our Named Executive Officers and reward them for annual business results that help create value for our stockholders. Each year, the Compensation Committee establishes an annual Tower Bonus Plan for the Named Executive Officers based on financial targets determined by the Compensation Committee. Other employees participate in our Tower Bonus Plan as well.

2009 Tower Bonus Plan

In April 2009, the Compensation Committee approved the Tower Bonus Plan for 2009, which we refer to as the 2009 Tower Bonus Plan. Despite the deterioration in the automotive market and in general economic conditions anticipated for 2009, the Compensation Committee determined that the annual cash bonus incentive compensation program would serve to maintain common focus and to motivate our employees to perform well during what we expected would be a difficult year.

Each Named Executive Officer was assigned a target bonus, expressed as a percentage of such participant’s base salary, without giving effect to the voluntary reductions in base salaries that occurred in 2009. Mr. Malcolm’s effective target bonus was 110.4% of his annual base salary. Mr. Malcolm’s employment agreement was amended to increase his target bonus from 100% to 125% for the last five months of the year to further motivate him to drive annual performance. Messrs. Gouin and Rajkovic had target bonuses, pursuant to their employment agreements, of 100% of their respective annual base salaries. Each of Mr. Pumphrey and Dr. Meleghy had target bonuses of 75% of their respective annual base salaries. Dr. Meleghy’s employment agreement provides for a 75% target. Mr. Pumphrey does not have an employment agreement, and although his offer letter provided him with an annual target bonus of 60% of base salary, the Compensation Committee decided to provide for a 75% target bonus in order to further motivate and incentivize Mr. Pumphrey and to equate his target bonus with Dr. Meleghy’s target bonus.

The Compensation Committee establishes the level of company performance necessary for the Named Executive Officers to earn bonus payments under the Tower Bonus Plan. For 2009, the Compensation Committee designated “Adjusted EBITDA Improvement” and “Cash Flow” as the two financial performance measures for purposes of the plan.

Adjusted EBITDA Improvement was defined as the amount by which Adjusted EBITDA in 2009 exceeded Adjusted EBITDA in 2008, excluding the impact of volume, mix and foreign exchange on Adjusted EBITDA. We determined the impact of volume, mix and foreign exchange on Adjusted EBITDA pursuant to policies that we utilize to manage our business and measure our performance throughout the year. The Compensation Committee excluded the impact of volume, mix and foreign exchange in light of the economic environment for OEMs and their suppliers during 2009. More specifically, the Committee sought to reward management based on our company successfully implementing operational efficiencies to more than offset cost increases.

The following table provides a calculation of Adjusted EBITDA Improvement for the 2009 Tower Bonus Plan:

Adjusted EBITDA
2009 Adjusted EBITDA	$125.0
2008 Adjusted EBITDA	212.9

Variance	$(87.9)

Impact on 2009 Adjusted EBITDA of:
Volume and mix	$147.0
Foreign exchange	12.5

Total	$159.5

2009 Adjusted EBITDA Improvement	$71.6

For purposes of the 2009 Tower Bonus Plan, the term “Cash Flow” is defined as the amount of the reduction or increase in our net debt, excluding the effect of foreign exchange and debt repurchases, if any. Net debt is defined as total debt less cash and cash equivalents. The Compensation Committee designated Cash Flow as a performance measure in order to focus our management on maximizing liquidity during a difficult economic environment where the credit markets were in distress.

The Compensation Committee retained discretion to adjust the calculation of Adjusted EBITDA Improvement and Cash Flow to account for unanticipated events. For the Named Executive Officers, the Compensation Committee weighted Adjusted EBITDA Improvement performance and Cash Flow performance, each 50%, in order to calculate bonuses under the 2009 Tower Bonus Plan.

The Compensation Committee also established a minimum threshold of performance necessary in order to earn any payouts under the Tower Bonus Plan. We had to (i) achieve Cash Flow of no less than negative $65 million and (ii) be in compliance with all covenants relating to our ABL facility and first lien term loan during 2009. The Compensation Committee and the board believed that the 2009 Tower Bonus Plan must emphasize the importance of achieving a minimum Cash Flow threshold during an economic crisis before the payment of any bonuses.

The 2009 Tower Bonus Plan established threshold amounts that must be satisfied for a payment to be made in respect of each performance measure and a target amount necessary for there to be a payout of 100 percent of an assigned bonus target percentage amount. Such thresholds and 100 percent payout targets, as well as other mid-range performance levels and payout percentages, are set forth in the table below.

Cash Flow (50%) (in millions)		Adjusted EBITDA Improvement (50%) (in millions)
Achievement	Payout (%)	Achievement	Payout (%)
$(65)	0%	$66.0	0%
$(50)	15%	$81.0	18.75%
$(35)	30%	$96.0	45%
$(15)	70%	$116.0	85%
$0	100%	$123.5	100%

The Compensation Committee selected Cash Flow of negative $65 million as a threshold because such amount was consistent with our business plan and selected zero dollars of Cash Flow for a 100 percent payout because operating in a cash flow neutral position would have been a significant accomplishment in light of the difficult economic environment.

The Compensation Committee selected Adjusted EBITDA Improvement of $66 million as a threshold because such amount was consistent with the Adjusted EBITDA Improvement that would be achieved if we were to only implement cost savings measures that had already been identified at the time we adopted the 2009 Tower Bonus Plan. The Compensation Committee selected Adjusted EBITDA Improvement of $123.5 million for a 100% payout recognizing that attaining that level of performance would require identifying additional significant cost savings and would be extremely difficult in the distressed economic environment of 2009, even after taking into account the plan feature that excluded the impact of volume, mix and foreign exchange in analyzing Adjusted EBITDA improvement. The Compensation Committee concluded that if such level of performance were achieved in that environment, it should be amply rewarded because it would reflect identification and implementation of additional meaningful cost savings programs.

Payouts under the 2009 Tower Bonus Plan were based on the amount by which each performance threshold was exceeded, subject to adjustment by the Compensation Committee for extraordinary events. More specifically, the payout percentage described below increased for each dollar that Cash Flow was above negative $65 million and for each dollar that Adjusted EBITDA Improvement was above $66 million. To motivate our executive officers to exceed established goals, there were no maximums or caps on payments.

Payouts for results between the threshold and target levels, and above target levels, were calculated as follows. For Cash Flow,

•	for each $5 million of increase above negative $65 million and up to negative $35 million, the payout percentage increased by 5%;

•	for each $5 million increase above negative $35 million and up to $0, the payout percentage increased by 10%; and

•	for each $5 million of increase above $0, the payout percentage increased by 20%.

For Adjusted EBITDA Improvement,

•	for each $10 million of improvement above $66 million and up to $86 million, the payout percentage increased by 12.5%; and

•	for each $10 million of improvement above $86 million, the payout percentage increased by 20%.

The Cash Flow and Adjusted EBITDA Improvement payout percentages set forth in the above table were adjusted ratably between bands of payout percentages.

For 2009, we met the thresholds necessary to pay bonuses under the 2009 Tower Bonus Plan. We achieved compliance with the minimum requirements for a bonus payout, in that (i) Cash Flow was greater than negative $65 million, and (ii) we were in compliance with all covenants relating to our ABL facility and first lien term loan during 2009.

Our calculated Cash Flow and Adjusted EBITDA Improvement under the 2009 Tower Bonus Plan were negative $32 million and positive $71.6 million, respectively, after the bonus payment adjustment described below. Such amounts correlated to a payout percentage of 18% for Cash Flow and a payout percentage of 3.5% for Adjusted EBITDA Improvement, or an overall bonus payment amount equal to 21.5% of target bonus amounts for the Named Executive Officers. Typically, our Compensation Committee correlates a 100% bonus payout with achievement of our business plan goals for the year. For 2009, our business plan established an Adjusted EBITDA target of $125 million, significantly less than the $212.9 million of Adjusted EBITDA achieved during 2008. When the Compensation Committee established the performance standards in the first quarter of 2009, the conditions in the automotive market were so precarious that the Compensation Committee opted for use of an Adjusted EBITDA Improvement measure rather than an Adjusted EBITDA measure. In the view of the Compensation Committee, the steps taken by management during 2009 to conserve cash, improve efficiencies and reduce costs, as well as the voluntary reductions in salary agreed to by management, were instrumental in enabling our company to achieve the Adjusted EBITDA target of $125 million for 2009. In evaluating performance, the Compensation Committee also took into account management’s willingness to make cash flow judgments independent of the impact under the bonus plan, management’s efforts to maintain liquidity during a challenging year and management’s control of our net debt position. As a result, the Compensation Committee exercised its discretion to increase the overall payment amount from 21.5% to 62.6% of target bonus amounts for the Named Executive Officers, which resulted in an additional aggregate bonus payment to all plan participants of $3.3 million.

We calculated our 2009 annual cash incentive award for Mr. Malcolm as follows: the payout percentage of 62.6% multiplied by (ii) Mr. Malcolm’s individual bonus target percentage of base salary (110.4%) multiplied by (iii) Mr. Malcolm’s base salary of $800,000, resulting in a $552,718 overall bonus award. We calculated the 2009 annual cash bonus awards for the other Named Executive Officers in the same manner.

2010 Tower Bonus Plan

On February 13, 2010, the Compensation Committee approved the 2010 Tower Bonus Plan. The 2010 plan is structured similarly to the 2009 Tower Bonus Plan. The Compensation Committee established the level of performance necessary for the Named Executive Officers to earn their targeted payouts and assigned each Named Executive Officer a target percentage of base salary. For 2010, the Compensation Committee designated “Ongoing Margin Improvement” (which is the same as Adjusted EBITDA Improvement used in the 2009 Tower Bonus Plan), Adjusted EBITDA and Cash Flow as the three financial measures used to determine payouts. Ongoing Margin Improvement performance will account for 40% of the total award, Adjusted EBITDA performance will account for 30% of the total award and Cash Flow performance will account for 30% of the total award. The Compensation Committee added Adjusted EBITDA as a performance measure as it is consistent with how management evaluates the business and would have been a performance measure under the 2009 Tower Bonus Plan if not for the distressed economic environment at the time that the 2009 Tower Bonus Plan was adopted.

The Compensation Committee also established a minimum threshold of performance necessary in order to earn any payouts under the 2010 Tower Bonus Plan. That minimum threshold involves achieving a level of Adjusted EBITDA that is greater than 2009 Adjusted EBITDA and maintaining compliance with all covenants relating to our bank debt during 2010. There is no maximum payout under the plan. As was the case with the 2009 Tower Bonus Plan, the 2010 Tower Bonus Plan was designed in this manner to motivate the Named Executive Officers and other employees to meet and exceed established performance levels. The performance thresholds necessary for the Named Executive Officers to earn their targeted payouts have been established by the Compensation Committee at levels intended to be challenging, but attainable.

Equity-Based Incentive Awards

We believe providing our Named Executive Officers with equity interests in our company motivates them to make decisions that will build the long-term value of our company and aligns their interests with those of our stockholders. However, no form of equity was awarded to our Named Executive Officers in 2009.

Management Incentive Plan

Tower Automotive Management, LLC, an affiliate of our company, consummated the sale of units of non-voting membership interests in itself, which we refer to as the Management MIP Units, to eight of our executive officers, including each of the Named Executive Officers, and to certain of our board members and consultants. Tower Automotive Management, LLC made such sales pursuant to the Tower Automotive Management, LLC management incentive plan. In this prospectus, we refer to Tower Automotive Management, LLC as Tower Management, LLC, and we refer to the Tower Automotive Management, LLC management incentive plan as the MIP.

Tower Management, LLC, in turn, purchased an equal number of equity interests in our company, which we refer to as the MIP Units. Tower Management, LLC has no assets other than the MIP Units. Accordingly, the Management MIP Units held by our Named Executive Officers and certain of our board members and consultants represent indirect ownership interests in the MIP Units.

The MIP is designed to align the interests of Management MIP Unit holders with those of our stockholders by providing such holders with an indirect ownership interest in us.

We awarded a cash bonus payment to each Named Executive Officer in an amount equal to the purchase price for the Management MIP Units ($500 per unit) together with a “gross-up” payment intended to compensate each Named Executive Officer for the estimated income taxes such person would incur as a result of receiving the bonus payment. Executives, including the Named Executive Officers, purchased an aggregate of 925 Management MIP Units for an aggregate purchase price of $462,500. In connection with the related purchases, we awarded bonuses to our executives in an aggregate amount of $462,500 and aggregate gross-up payments that totaled $267,072. Mr. Malcolm purchased 300 Management MIP Units; Messrs. Gouin and Pumphrey and Dr. Meleghy each purchased 100 Management MIP Units; and Mr. Rajkovic purchased 175 Management MIP Units.

The Management MIP Units, when purchased, were subject to time-vesting and performance-vesting requirements. In 2010, the Compensation Committee removed the performance-vesting requirements for our executives in exchange for application of the time-vesting requirement to 100% of the awarded Management MIP Units. In making a recommendation to our board in support of the elimination of the performance-based vesting metric, the Compensation Committee determined that changing the original performance-based vesting event targets to time-vesting events would foster the retention of key executives. The Compensation Committee did not believe it was necessary to reset the performance-based vesting event in order to achieve these goals. For each of Messrs. Malcolm, Rajkovic and Pumphrey and Dr. Meleghy, 25% of the participant’s time-based Management MIP Units vested on August 1, 2008, and the remaining time-based Management MIP Units are scheduled to vest in equal amounts on the successive three anniversaries of the first vesting date. For Mr. Gouin, 25% of his Management MIP Units vested on November 19, 2008, and his remaining time-based Management MIP Units are scheduled to vest in equal amounts on the successive three anniversaries of his first vesting date. In connection with the elimination of the performance vesting requirements that were applicable to a portion of the Management MIP Units, each participant became vested in the number of his performance-based Management MIP Units that would have been vested as of such date had they originally been subject to the same vesting requirements as the time-based Management MIP Units. The remainder of each of such performance-based Management MIP Units will vest in accordance with the same schedule as their time-based Management MIP Units. Management MIP Units also fully vest if a “Liquidation Event” (as defined in the MIP) occurs while a holder is employed by us. This offering will not constitute a liquidation event under the MIP. A “Liquidation Event” under the MIP occurs if we sell all or substantially all of our assets, if we consummate a merger, acquisition or sale in which our stockholders receive consideration for at least 50% of their equity interests, if we liquidate or dissolve or if Tower International Holdings, LLC undergoes a reorganization or similar transaction that its board of managers declares to be a Liquidation Event.

After giving effect to our Corporate Conversion, the Management MIP Units will represent indirect equity interests in Tower International Holdings, LLC, and will remain outstanding following consummation of this offering. Tower International Holdings, LLC will have the same capital structure as we had prior to the consummation of the Corporate Conversion. As described in footnote 11 to the tables set forth in “Prospectus Summary—Summary Consolidated Financial Data”, on August 12, 2010, the preferred units, common units and MIP Units of Tower Automotive, LLC were converted into capital units of Tower Automotive, LLC. Such conversions did not impact the outstanding Management MIP Units described herein.

In connection with the notes offering, Cerberus caused one of its affiliates to cancel $25 million of aggregate principal amount of indebtedness under our first lien term loan in exchange for equity in our company. As described above, prior to the date on which the $25 million of indebtedness was cancelled, the preferred, common and MIP units of Tower Automotive, LLC were converted into a single class of capital units. Upon the cancellation of such $25 million of indebtedness, no new capital units were issued. Instead, the vesting was revised with respect to the capital units that are held by the former holder of the MIP units. Under Tower Automotive, LLC’s operating agreement, such holder is not entitled to receive distributions from Tower Automotive, LLC until a specified amount of distributions (which is referred to as the “Reference Amount”) is paid to the other holders of capital units. As a result of the cancellation of indebtedness, the Reference Amount was increased by $25 million, together with interest accruing on that amount from August 24, 2010. Accordingly, holders of Management MIP Units will not be entitled to any distributions from Tower International Holdings, LLC until Cerberus receives distributions from Tower International Holdings, LLC of $205.9 million (which amount reflects the increase in the Reference Amount described above) plus a ten percent return on unpaid distributions, such return running from July 31, 2010 with respect to $180.9 million of such gross amount and from August 24, 2010 with respect to the balance. A total of 8,500 capital units of Tower Automotive, LLC are owned by Cerberus and a total of 1,500 capital units of Tower Automotive, LLC are owned by Tower Management, LLC. See “—Outstanding Equity Awards at Fiscal Year-End” below for additional information regarding the Management MIP Units.

No MIP Units or Management MIP Units were issued or sold in 2009 and we do not expect to issue or sell any additional MIP Units or Management MIP Units.

2010 Equity Incentive Plan

Our board has adopted a new equity incentive plan—which we refer to as our 2010 Equity Incentive Plan—pursuant to which a total of 4,600,000 shares of our common stock are authorized for issuance in the form of stock options, restricted stock awards and other equity-based awards. See “— Long Term Incentive Compensation Awards” below.

In addition to the RSU’s described below under “—Long-Term Incentive Compensation Awards”, we intend to grant stock options covering 455,496 shares of our common stock to our executive officers and other employees. These options will have an exercise price equal to the price paid by the public in this offering. We expect that these options will vest ratably on March 1, 2012, March 1, 2013 and March 1, 2014. Such stock options will also vest in full upon the occurrence of a change in control of our company as defined in our 2010 Equity Incentive Plan. With respect to these stock options, we expect that stock options covering the following number of shares of our common stock will be granted to the following persons: Mr. Malcolm, 100,227 shares; Mr. Gouin, 28,189 shares; Mr. Rajkovic, 45,938 shares; Mr. Pumphrey, 28,189 shares; Dr. Meleghy, 28,189 shares; all other executive officers as a group, 38,628 shares; and all other employees as a group, 186,136 shares.

Long Term Incentive Compensation Awards

We entered into long-term compensation agreements with senior executives, including all of our Named Executive Officers and certain directors, as a means of recognizing their performance since August 1, 2007. We refer to these agreements collectively as our 2010 Long-Term Incentive Program. The Compensation Committee believes that this program will serve as a retention and motivation tool.

In connection with the consummation of this offering, we intend to grant RSUs covering the following number of shares of our common stock to the Named Executive Officers, as well as to other executive officers, board member Larry Schwentor and consultant Rande Somma. All such RSUs will be granted under our 2010 Equity Incentive Plan.

•	for our Named Executive Officers: Mr. Malcolm, 508,312 RSUs; Mr. Gouin, 237,213 RSUs; Mr. Rajkovic, 338,875 RSUs; Mr. Pumphrey, 135,550 RSUs; and Dr. Meleghy, 135,550 RSUs;

•	for other executive officers as a group: 203,325 RSUs;

•	for board member Larry Schwentor, 74,354 RSUs; and

•	for consultant and former board member Rande Somma, 130,446 RSUs.

Provided that we close this offering during 2010, such RSUs will vest according to the following schedule:

•	fifty percent of the RSUs will vest nine months after consummation of this offering, which date we refer to as the First Vesting Date; and

•	the balance of the RSUs will vest eighteen months after the consummation of this offering, which date we refer to as the Second Vesting Date.

Such RSUs will vest on the vesting date described above if the executive is employed by us on such vesting date. Such RSUs will also vest in full upon the occurrence of a change in control of our company, as defined in our 2010 Equity Incentive Plan.

Such RSUs shall also vest for an executive in the event that we or one of our applicable affiliates terminate the executive’s employment for any reason other than for “cause”, as defined in the plan, or the executive’s employment terminates due to death or disability. In the case of such a non-cause termination,

•

that occurs prior to the First Vesting Date, 50% of the RSUs will vest on the earlier to occur of (i) the First Vesting Date and (ii) December 31 of the calendar year during which such non-cause termination occurs; and

•

that occurs after the First Vesting Date but before the Second Vesting Date, 100% of the RSUs will vest on the earlier to occur of (i) the Second Vesting Date and (ii) December 31 of the calendar year during which such non-cause termination occurs.

The Compensation Committee believes that the above vesting dates are appropriate in light of the performance of our executives in guiding our company in a difficult economic environment.

Special Incentive Compensation

In February 2010, our Compensation Committee approved the creation of a special incentive program, which we refer to as the Special Incentive Program. The Special Incentive Program provides for an aggregate bonus pool of $5.5 million. The Special Incentive Program was designed to recognize the performance of the Named Executive Officers and certain other senior executives in our achieving certain events, including the retirement of our first lien term loan.

Our board has determined that the closing of the notes offering and the consequent repayment of the outstanding first lien term loan (excluding the related synthetic letter of credit facility) triggered the payment of awards under the Special Incentive Program. Accordingly, in connection with that offering, Messrs. Malcolm, Gouin, Rajkovic and Pumphrey and Dr. Meleghy received or will receive cash bonuses under the Special Incentive Program in the amounts of $1,750,000, $1,000,000, $1,350,000, $400,000 and $400,000, respectively. Our board also amended the Special Incentive Program to provide for the payment of $1.2 million to certain executive officers upon the earlier to occur of the consummation of this offering or August 24, 2011; Mr. Pumphrey and Dr. Meleghy will each receive $345,000 of such amount.

Defined Contribution Plan Retirement Benefits

We maintain a 401(k) Plan, a qualified defined contribution plan, and the Named Executive Officers resident in the United States are eligible to participate in this plan. We match 100% of the first 1% of each participant’s compensation that is contributed to the plan and 50% of the next 5% of such participant’s compensation that is contributed to the plan.

Employment Agreements and Severance Benefits

We have entered into employment agreements with each of the Named Executive Officers, other than William Pumphrey, whose employment terms are set forth in an offer letter. The employment agreements provide for the payment of severance benefits to the Named Executive Officers under specified circumstances. In entering into these agreements, we considered the benefit of receiving confidentiality, non-competition, non-solicitation and non-disparagement protections. The amount and type of benefits under the employment agreements are described below under “—Potential Payments Upon Termination—Severance—Employment Agreements.”

Perquisites and Other Benefits

Messrs. Malcolm, Gouin, Rajkovic and Pumphrey and Dr. Meleghy receive non-accountable cash perquisites in annual gross amounts of $25,000, $25,000, $25,000, $35,000 and $10,800, respectively. We consider such amounts to be market competitive and part of the compensation package we believe is necessary to attract key talent. There are no restrictions on how each Named Executive Officer may use such cash perquisites.

The Named Executive Officers participate in our other benefit plans on the same terms as other employees. These plans include medical and dental insurance and life insurance.

Stock Ownership Guidelines

There are currently no equity ownership requirements or guidelines that any of our Named Executive Officers or other employees must meet or maintain.

Policy Regarding Restatements

We do not currently have a formal policy requiring a fixed course of action with respect to compensation adjustments following a restatement of financial results. If we were to consider a restatement of our financial statements, our board or the Compensation Committee would evaluate whether future compensation adjustments were appropriate based upon the facts and circumstances surrounding the restatement.

Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction for compensation in excess of $1 million per year paid by a publicly held corporation to its chief executive officer, chief financial officer and to each of its three other most highly compensated executive officers, unless the compensation qualifies as “performance-based” or is otherwise exempt from Section 162(m). Under a transition rule, for a limited period of time after a company becomes publicly held, the deduction limits do not apply to any compensation paid pursuant to a compensation plan or agreement that existed during the period in which the corporation was not publicly held. The Compensation Committee will consider the potential impact of Section 162(m) on compensation decisions, and intends to maintain flexibility to approve compensation for an executive officer that does not meet the deductibility requirements of Section 162(m) in order to provide competitive compensation packages.

Compensation Tables

The following table summarizes the compensation paid by us to the Named Executive Officers for services rendered during the fiscal years ended December 31, 2009 and 2008.

2009 Summary Compensation Table

Name and Principal Position	Year	Salary		Bonus		Non-Equity Incentive Plan Compensation(1)	All Other Compensation		Total
Mark Malcolm	2009	$653,333	(2)	—		$552,718	$26,260	(3)	$1,232,312
President and Chief Executive Officer	2008	$800,000		$247,117	(4)	$999,200	$26,470	(3)	$2,072,787

James Gouin	2009	$408,750	(5)	—		$281,565	$26,199	(3)	$716,514
Executive Vice President and Chief Financial Officer	2008	$450,000		$82,372	(4)	$562,050	$26,200	(3)	$1,120,622

Michael Rajkovic	2009	$499,584	(5)	—		$344,135	$26,260	(3)	$869,979
Executive Vice President and Chief Operating Officer	2008	$550,000		$144,152	(4)	$686,950	$26,403	(3)	$1,407,504

William Pumphrey	2009	$408,750	(5)	—		$211,174	$73,184	(6)	$693,108
President, Americas	2008	$450,000		$82,372	(4)	$421,538	$36,537	(7)	$990,447

Gyula Meleghy	2009	$418,560	(5)	—		$216,242	$319,967	(9)	$954,769
President, International Operations(8)	2008	$460,800		$107,944	(10)	$431,654	$578,187	(11)	$1,578,585

(1)	Amounts earned pursuant to the Tower Bonus Plan.
(2)	For 2009, reflects a 20% voluntary reduction in annual base salary from February through December 2009.
(3)	Represents a non-accountable cash perquisite of $25,000 and the cost of certain insurance premiums.
(4)	Represents bonus paid to the executive in connection with his purchase of Management MIP Units.

(5)	For 2009, reflects a 10% voluntary reduction in annual base salary from February through December 2009.
(6)	Amount includes $35,000 as a perquisite allowance to be used for a vehicle lease, financial and tax planning, and club dues; also includes a $36,986 guaranteed payment pursuant to the terms of Mr. Pumphrey’s offer letter and $1,198 for the cost of certain insurance premiums.
(7)	Represents $35,000 as a perquisite allowance to be used for a vehicle lease, financial and tax planning, and club dues and $1,537 for the cost of certain insurance premiums.
(8)	Amounts for Dr. Meleghy were converted from Euros to U.S. dollars using the exchange rate effective December 31, 2009 of €1.00 to $1.44 and from Yen to U.S. dollars using the exchange rate effective December 31, 2009 of ¥92.43 to $1.00.
(9)	Amount includes $19,039 representing the cost of a company vehicle, $14,674 in cell phone costs, $10,800 as a perquisite allowance and $15,846 in company-paid insurance payments. Also, includes allowances pursuant to Dr. Meleghy’s expatriate assignment which includes $48,600 as a goods and services allowance, $9,806 as a car and driver allowance, $77,825 as a housing allowance, $3,253 as a utilities allowance, $6,395 as a home leave allowance, $1,921 as a furniture allowance, $1,812 as a club membership allowance, and $109,996 in tax gross-ups.
(10)	Includes $50,704 paid to Dr. Meleghy in connection with his purchase of Management MIP Units and $57,240 representing a retention bonus.
(11)	Amount includes $21,600 as a perquisite allowance and $15,515 in company-paid insurance premiums. Also, includes allowances pursuant to Dr. Meleghy’s expatriate assignment, which includes $97,200 as a goods and services allowance, $19,612 as a car and driver allowance, $168,776 as a housing allowance, $5,831 as a utilities allowance, $16,903 as a home leave allowance, $14,033 as a furniture allowance, $3,953 as a club membership allowance, $23,450 as an education allowance and $191,313 in tax gross-ups.

Grants of Plan-Based Awards

The following sets forth certain information with respect to grants of plan-based awards for the year ended December 31, 2009 made to our Named Executive Officers.

2009 Grants of Plan-Based Awards

Name	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
	Threshold ($)(2)	Target ($)(3)	Maximum ($)(4)
Mark Malcolm	—	$883,360	—
James Gouin	—	$450,000	—
Michael Rajkovic	—	$550,000	—
William Pumphrey	—	$337,500	—
Gyula Meleghy	—	$337,500	—

(1)	Dollar amounts represent the potential award opportunities at the threshold, target and maximum levels under the 2009 Tower Bonus Plan. No other awards were made under the 2009 Tower Bonus Plan to the Named Executive Officers during 2009. Amounts actually earned are reflected in the Summary Compensation Table.
(2)	Participants under the 2009 Tower Bonus Plan are entitled to a payout so long as the minimum criteria for payments under the 2009 Tower Bonus Plan are satisfied. The minimum criteria under the 2009 Tower Bonus Plan required that we remain in compliance with all debt covenants during 2009 relating to our ABL facility and first lien term loan and that we achieve Cash Flow of at least negative $65 million and Adjusted EBITDA Improvement of at least positive $66 million. The chart above reflects that if those criteria were met but not exceeded, no payouts would have been made.
(3)	Represents the amounts that would have been paid if we remained in compliance with all debt covenants during 2009 relating to our ABL facility and first lien term loan and achieved break-even Cash Flow and Adjusted EBITDA Improvement of $123.5 million.
(4)	There is no maximum amount of cash bonus awards under the 2009 Tower Bonus Plan.

Outstanding Equity Awards at Fiscal Year-End Table

The following 2009 Outstanding Equity Awards at Fiscal Year-End table summarizes our Named Executive Officers’ outstanding equity awards under all plans at December 31, 2009.

2009 Outstanding Equity Awards at Fiscal Year-End

Name	Unit Awards
	Number of Management MIP Units That Have Not Vested (#)	Market Value of Management MIP Units That Have Not Vested ($)(1)
Mark Malcolm	237.5	—
James Gouin	75	—
Michael Rajkovic	131	—
William Pumphrey	80	—
Gyula Meleghy	80	—

(1)	There was no established market value for the Management MIP Units at December 31, 2009 and we do not expect that there will be an established market value for the Management MIP Units when this offering is completed. If (i) a liquidation event had occurred on December 31, 2009 under the MIP, (ii) the Corporate Conversion had occurred on or before that date and (iii) the Management MIP Units had a market value that is equal to the valuation of such units determined by Tower Automotive, LLC as of February 19, 2010 pursuant to FASB ASC 718 “Stock-based Compensation”, which we refer to as the Implied MIP Unit Value, each of Mr. Malcolm’s, Mr. Gouin’s, Mr. Rajkovic’s and Mr. Pumphrey’s and Dr. Meleghy’s unvested Management MIP Units would have had values of $0.

Units Vested Table

The table below shows the Management MIP Units held by the Named Executive Officers that vested in 2009 as well as the total number of vested Management MIP Units held by the Named Executive Officers.

Name	Unit Awards		Total Vested Management MIP Units(2)
	Number of Management MIP Units Acquired on Vesting in 2009	Value Realized on Vesting in 2009(1)
Mark Malcolm	31.25	—	62.5
James Gouin	12.5	—	25
Michael Rajkovic	22	—	44
William Pumphrey	10	—	20
Gyula Meleghy	10	—	20

(1)	If at December 31, 2009, each Management MIP Unit had a value equal to the Implied MIP Unit Value, the value realized on vesting in 2009 for Messrs. Malcolm, Gouin, Rajkovic, Pumphrey and Meleghy would have each been $0.
(2)	Represents all vested Management MIP Units held by the Named Executive Officer as of December 31, 2009.

Potential Payments Upon Termination

Severance—Employment Agreements

We have employment agreements with each of Messrs. Malcolm (dated August 1, 2007, as amended), Gouin (dated November 1, 2007, as amended) and Rajkovic (dated August 16, 2007, as amended) and

Dr. Meleghy (dated February 15, 2000). Each of the employment agreements was approved and authorized by the Compensation Committee or our board (other than Dr. Meleghy’s agreement, which was assumed by the Predecessor). Our employment agreements with Messrs. Malcolm, Gouin and Rajkovic have been extended such that their terms will continue until July 31, 2012, October 31, 2012 and August 15, 2012, respectively, with each agreement being extendable for successive one-year periods or, if the executive agrees, two-year periods. The current term of Dr. Meleghy’s employment agreement expires on December 31, 2011. Dr. Meleghy’s employment agreement is automatically renewable for periods of 12 months on each January 1 unless either he or we provide the other with notice of non-renewal at least six months before the term would renew. Mr. Pumphrey does not have an employment agreement specifying a term of employment, but he does have an offer letter that sets forth certain terms and conditions of his employment.

Each agreement provides for a minimum annual base salary ($800,000 for Mr. Malcolm, $450,000 for Mr. Gouin, $550,000 for Mr. Rajkovic, and €300,000 for Dr. Meleghy; and effective August 1, 2010, we increased Mr. Malcolm’s base salary to $840,000, Mr. Gouin’s base salary to $472,500, Mr. Rajkovic’s base salary to $577,500 and Dr. Meleghy’s base salary to €336,000), and the agreements for Messrs. Malcolm, Rajkovic and Gouin provide that the executive’s base salary may be increased from time to time at our discretion. Mr. Pumphrey’s offer letter provides for an annual base salary of $450,000 and effective August 1, 2010, we increased Mr. Pumphrey’s base salary to $472,500. Each of the agreements and Mr. Pumphrey’s offer letter also provide for eligibility for annual incentive compensation, currently at the target level of 130% of base salary for Mr. Malcolm, 105% of base salary for Messrs. Gouin and Rajkovic and 80% of base salary for Dr. Meleghy. Mr. Pumphrey’s offer letter provides for a target annual incentive of 60% of his base salary, which amount we subsequently increased to 80%.

If Messrs. Malcolm’s, Gouin’s or Rajkovic’s employment is terminated by us for “cause”, or in the case of Messrs. Malcolm and Gouin by the executive without “good reason,” as these terms are defined in their respective employment agreements, the executive will be entitled to receive the following benefits, which we refer to as the accrued benefits:

•	the amount of any base salary earned and due but not paid through the date of termination;

•	the amount of any annual bonus relating to the calendar year prior to the year of termination that was earned on the applicable bonus approval date but unpaid; and

•	any reimbursable expenses that have not been reimbursed.

If Mr. Malcolm’s, Mr. Gouin’s or Mr. Rajkovic’s employment is terminated due to his death or disability, if we terminate any such executive’s employment without “cause,” if he terminates his employment for “good reason” (other than in the case of Mr. Rajkovic) or if his employment agreement terminates because we do not elect to extend the term of the agreement, he will receive the following benefits:

•	the accrued benefits;

•

an aggregate amount equal to (i) in the case of Mr. Malcolm, two times his annualized base salary in effect as of the effective date of termination payable in 12 equal monthly installments, and (ii) in the case of Messrs. Gouin and Rajkovic, one times his annualized base salary in effect as of the effective date of termination payable in 12 equal monthly installments;

•

a pro-rated portion (based on the number of days in the calendar year up to and including the date of termination) of the annual bonus relating to the calendar year of termination based on the actual awards for the plan year of termination (or a reasonable good faith determination of the expected amount of the actual awards if the actual awards are not determinable by March 15 of the calendar year following the calendar year of termination); and

•

COBRA premiums will be waived to the extent the cost of coverage exceeds the cost we charge for active employees for similar coverage, until the first to occur of (i) the first twelve months of COBRA coverage or (ii) the date the executive is covered under another group health plan.

If Mr. Pumphrey’s or Dr. Meleghy’s employment is terminated involuntarily and without cause, the executive will be entitled to receive, pursuant to our executive severance policy, an aggregate amount equal to one times his annualized base salary as of the effective date of termination. In addition, each such executive will receive a pro-rated amount (based on the number of days in the calendar year up to and including the date of termination) of the annual bonus relating to the calendar year of termination based on the actual awards for the plan year of termination (or a reasonable good faith determination of the expected amount of the actual awards if the actual awards are not determinable by March 15 of the calendar year following the calendar year of termination). In Mr. Pumphrey’s case, COBRA premiums will be waived to the extent the cost of coverage exceeds the cost we charge for active employees for similar coverage, until the first to occur of (i) the first twelve months of COBRA coverage, or (ii) the date the executive is covered under another group health plan. Each such executive will also receive any other payments due to him according to the Company’s policies at the time of termination. Dr. Meleghy may be entitled to additional benefits under German law.

The following tables set forth the benefits potentially payable to each Named Executive Officer in the event of a termination of such person’s employment, assuming that such events occurred as of the date of the consummation of this offering:

Mark Malcolm	Severance Amounts(1)		Benefits Continuation		Vested RSUs		Total
Termination by us for any reason (other than by us for cause) or because we do not extend the term of Mr. Malcolm’s employment agreement	$1,680,000	(2)	—	(3)	$8,132,992	(4)	$9,812,992
Termination by Mr. Malcolm for good reason	$1,680,000	(2)	—	(3)	—		$1,680,000
Termination by us for cause	—		—		—		—
Termination by Mr. Malcolm without good reason	—		—		—		—

(1)	In the event of any termination either by us or by the executive, the executive is entitled to the accrued benefits as described under “Severance—Employment Agreements”. In the event that this offering is consummated and thereafter Mr. Malcolm’s employment is terminated by us other than for cause or by Mr. Malcolm for good reason, the vesting of Mr. Malcolm’s RSUs will accelerate.
(2)	Aggregate amount represents two times Mr. Malcolm’s annualized rate of base salary as of the effective date of termination in accordance with the terms of his employment agreement. Aggregate amount does not include a pro-rated portion of the 2010 annual bonus Mr. Malcolm would be entitled to receive in the event of such a termination during 2010, as more fully described above.
(3)	Pursuant to Mr. Malcolm’s employment agreement, COBRA premiums will be waived to the extent the cost exceeds the cost we charge for active employees for similar coverage for 12 months. Mr. Malcolm has waived health coverage.
(4)	Represents the value of RSUs that accelerate upon termination, based on the number of RSUs expected to be granted multiplied by the price to the public in this offering. See “—Components of Compensation—Equity-Based Incentive Awards—Long Term Incentive Compensation Awards”. Assumes such RSUs were issued immediately prior to consummation of the offering and the price to the public equals the mid-point of the range set forth on the cover page of this prospectus.

James Gouin	Severance Amounts(1)		Benefits Continuation		Vested RSUs		Total
Termination by us for any reason (other than by us for cause) or because we do not extend the term of Mr. Gouin’s employment agreement	$472,500	(2)	$10,705	(3)	$3,795,408	(4)	$4,278,613
Termination by Mr. Gouin for good reason	$472,500	(2)	$10,705	(3)	—		$483,205
Termination by us for cause	—		—		—		—
Termination by Mr. Gouin without good reason	—		—		—		—

(1)	In the event of termination either by us or by the executive, the executive is entitled to the accrued benefits as described under “Severance—Employment Agreements”. In the event that this offering is consummated and thereafter Mr. Gouin’s employment is terminated by us other than for cause or by Mr. Gouin for good reason, the vesting of Mr. Gouin’s RSUs will accelerate.
(2)	Aggregate amount represents one times Mr. Gouin’s annualized rate of base salary as of the effective date of termination in accordance with the terms of his employment agreement. Aggregate amount does not include a pro-rated portion of the 2010 annual bonus Mr. Gouin would be entitled to receive in the event of such a termination during 2010, as more fully described above.

(3)	Pursuant to Mr. Gouin’s employment agreement, COBRA premiums will be waived to the extent the cost exceeds the cost we charge for active employees for similar coverage for 12 months.
(4)	Represents the value of RSUs that accelerate upon termination, based on the number of RSUs expected to be granted multiplied by the price to the public in this offering. See “—Components of Compensation—Equity-Based Incentive Awards—Long Term Incentive Compensation Awards”. Assumes such RSUs were issued immediately prior to consummation of the offering and the price to the public equals the mid-point of the range set forth on the cover page of this prospectus.

Michael Rajkovic	Severance Amounts(1)		Benefits Continuation		Vested RSUs		Total
Termination by us for any reason (other than by us for cause) or because we do not extend the term of Mr. Rajkovic’s employment agreement	$575,000	(2)	$10,751	(3)	$5,422,000	(4)	$6,007,751
Termination by us for cause or resignation by Mr. Rajkovic	—		—		—		—

(1)	In the event of termination either by us or by the executive, the executive is entitled to the accrued benefits as described under “Severance—Employment Agreements”. In the event that this offering is consummated and thereafter Mr. Rajkovic’s employment is terminated by us other than for cause or by Mr. Rajkovic for good reason, the vesting of Mr. Rajkovic’s RSUs will accelerate.
(2)	Aggregate amount represents one times Mr. Rajkovic’s annualized rate of base salary as of the effective date of termination in accordance with the terms of his employment agreement. Aggregate amount does not include a pro-rated portion of the 2010 annual bonus Mr. Rajkovic would be entitled to receive in the event of such a termination during 2010, as more fully described above.
(3)	Pursuant to Mr. Rajkovic’s employment agreement, COBRA premiums will be waived to the extent the cost exceeds the cost we charge for active employees for similar coverage for 12 months.
(4)	Represents the value of RSUs that accelerate upon termination, based on the number of RSUs expected to be granted multiplied by the price to the public in this offering. See “—Components of Compensation—Equity-Based Incentive Awards—Long Term Incentive Compensation Awards”. Assumes such RSUs were issued immediately prior to consummation of the offering and the price to the public equals the mid-point of the range set forth on the cover page of this prospectus.

William Pumphrey	Severance Amounts		Benefits Continuation		Vested RSUs		Total
Termination by us for any reason (other than by us for cause)	$472,500	(1)	$10,749	(2)	$2,168,800	(3)	$2,652,049
Termination by us for cause or by Mr. Pumphrey	—		—		—		—

(1)	Aggregate amount represents one times Mr. Pumphrey’s annualized rate of base salary as of the effective date of termination in accordance with the terms of our executive severance policy. Aggregate amount does not include a pro-rated portion of the 2010 annual bonus Mr. Pumphrey would be entitled to receive in the event of such a termination during 2010, as more fully described above. In the event this offering is consummated and thereafter Mr. Pumphrey’s employment is terminated by us other than for cause or by Mr. Pumphrey for good reason, the vesting of Mr. Pumphrey’s RSUs will accelerate.
(2)	Pursuant to the terms of our executive severance policy, COBRA premiums will be waived to the extent the cost exceeds the cost we charge for active employees for similar coverage for 12 months.
(3)	Represents the value of RSUs that accelerate upon termination, based on the number of RSUs expected to be granted multiplied by the price to the public in this offering. See “—Components of Compensation—Equity-Based Incentive Awards—Long Term Incentive Compensation Awards”. Assumes such RSUs were issued immediately prior to consummation of the offering and the price to the public equals the mid-point of the range set forth on the cover page of this prospectus.

Dr. Meleghy	Severance Amounts		Benefits Continuation	Vested RSUs		Total
Termination by us for any reason (other than by us for cause)	$483,840	(1)	—	$2,168,800	(2)	$2,652,640
Termination by us for cause or by Dr. Meleghy	—		—	—		—

(1)

Aggregate amount equal to one times Dr. Meleghy’s annualized rate of base salary as of the effective date of termination in accordance with the terms of our executive severance policy. The executive’s annual base salary is €336,000. The amount shown in the table represents the executive’s base salary converted from Euros to U.S. dollars using the foreign exchange rate effective on December 31, 2009 of €1.00 = $1.44. Aggregate amount does not include a pro-rated portion of the 2010 annual bonus Dr. Meleghy would be entitled to receive in the event of such a termination during 2010, as more fully described above. In the event this offering is consummated and thereafter Dr. Meleghy’s employment is terminated by us other than for cause or by Dr. Meleghy for good reason, the vesting of Dr. Meleghy’s RSUs will accelerate.

(2)	Represents the value of RSUs that accelerate upon termination, based on the number of RSUs expected to be granted multiplied by the price to the public in this offering. See “—Components of Compensation—Equity-Based Incentive Awards—Long Term Incentive Compensation Awards”. Assumes such RSUs were issued immediately prior to consummation of the offering and the price to the public equals the mid-point of the range set forth on the cover page of this prospectus.

Stock Incentive Plan

The following is a summary of the material terms of our 2010 Equity Incentive Plan. This description is not complete. For more information, we refer you to the full text of the Equity Incentive Plan, which we filed as an exhibit to the registration statement of which this prospectus forms a part.

The purposes of the Equity Incentive Plan are (i) to attract and retain highly competent employees, board members, consultants and other advisors to serve our company and its affiliates; (ii) to provide additional incentives to such persons by aligning their interests with those of our shareholders; and (iii) to promote the success and business of our company.

The Equity Incentive Plan authorizes the grant of the following types of awards: nonqualified stock options, or NSOs, incentive stock options, or ISOs, stock appreciation rights, or SARs, restricted stock, restricted stock units, or RSUs, performance shares, performance units, other cash-based awards and other stock-based awards. Awards may be granted to employees, officers, non-employee board members, consultants and other service providers of our company and its affiliates. However, ISOs may be granted only to employees.

We have authorized a total of 4,600,000 shares of common stock for issuance pursuant to all awards granted under the Equity Incentive Plan, including the RSUs. The number of shares issued or reserved pursuant to the Equity Incentive Plan (or pursuant to outstanding awards) is subject to adjustment as a result of mergers, consolidations, reorganizations, stock splits, stock dividends and other changes in our common stock. Shares subject to awards that have been terminated, expired unexercised, forfeited or settled in cash do not count as shares issued under the Equity Incentive Plan. No person may receive awards of stock options or SARs during any calendar year for more than 500,000 shares of our common stock.

As contemplated by our 2010 Long-Term Incentive Program, upon consummation of this offering, we expect to grant RSUs to each of Messrs. Malcolm, Gouin, Rajkovic and Pumphrey and Dr. Meleghy under the Equity Incentive Plan. Such RSUs are subject to time-based vesting. See “—Components of Compensation—Equity-Based Incentive Awards—Long Term Incentive Compensation Awards.” We also expect to grant stock options to our executive officers, certain directors and other employees, each with an exercise price equal to the price to the public of our common stock sold in this offering. Such stock options will be subject to time-based vesting. See “Compensation Discussion and Analysis—Components of Compensation—Equity-Based Incentive Awards—2010 Equity Incentive Plan.”

Administration.    The Equity Incentive Plan will be administered by the Compensation Committee. The Compensation Committee will have the discretion to determine the individuals to whom awards may be granted under the Equity Incentive Plan, the number of shares of our common stock subject to each award, the type of award, the manner in which such awards will vest and the other conditions applicable to awards. The Compensation Committee will be authorized to interpret the Equity Incentive Plan, to establish, amend and rescind any rules and regulations relating to the Equity Incentive Plan and to make any other determinations that it deems necessary or desirable for the administration of the Equity Incentive Plan. All decisions, determinations and interpretations by the Compensation Committee, and any rules and regulations under the Equity Incentive Plan and the terms and conditions of or operation of any award, are final and binding on all participants.

Stock Options.    The Compensation Committee will determine the exercise price and other terms for each option and whether the options will be NSOs or ISOs. The exercise price per share of each option will not be less than 100% of the fair market value of our common stock on the date of grant, which, unless otherwise determined by the Committee, will be deemed to be the New York Stock Exchange closing price of a share of our common stock on the last trading day before the date of grant. Options granted at the time of this offering will have an exercise price per share equal to the price to the public of the common stock sold in this offering. ISOs may be granted only to employees and are subject to certain other restrictions. To the extent an option intended to be an ISO does not qualify as an ISO, it will be treated as a nonqualified option. A participant may exercise an option by written notice and payment of the exercise price in shares, cash or a combination of shares and cash, as determined by the Compensation Committee, including an irrevocable commitment by a broker to pay over the net proceeds from a sale of the shares issuable under an option, the delivery of previously owned shares and/or withholding of shares deliverable upon exercise. The maximum term of any option granted under the Equity Incentive Plan is ten years from the date of grant. The Compensation Committee may, in its discretion, permit a holder of an NSO to exercise the option before it has otherwise become exercisable, in which case the shares of our common stock issued to the recipient will continue to be subject to the vesting requirements that applied to the NSO before exercise.

Stock Appreciation Rights.    The Compensation Committee may grant SARs independent of or in connection with an option. The Compensation Committee will determine the other terms applicable to SARs. The exercise price per share of each SAR will not be less than 100% of the fair market value of our common stock on the date of grant, which, unless otherwise determined by the Committee, will be deemed to be the New York Stock Exchange closing price of a share of our common stock on the last trading day before the date of grant. The maximum term of any SAR granted under the Equity Incentive Plan will be ten years from the date of grant. Generally, each SAR will entitle a participant upon exercise to an amount equal to:

•	the excess of the fair market value on the exercise date of one share of our common stock over the exercise price, multiplied by

•	the number of shares of common stock covered by the SAR.

Payment may be made in shares of our common stock, in cash, or partly in common stock and partly in cash, all as determined by the Compensation Committee.

Restricted Stock and Restricted Stock Units.    The Compensation Committee will have the authority to award restricted common stock and/or RSUs under the Equity Incentive Plan. Restricted stock awards consist of shares of stock that are transferred to a participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs confer the right to receive shares of our common stock, cash, or a combination of shares and cash, at a future date upon or following the attainment of certain conditions specified by the Compensation Committee. The Compensation Committee will determine the restrictions and conditions applicable to each award of restricted stock or RSUs, which may include performance-based conditions. Although we do not expect to declare any dividends in the foreseeable future, dividends with respect to restricted stock may be paid to the holder of the shares as and when dividends are paid to shareholders or at the time that the restricted stock vests, as determined by the Compensation Committee. Unless the Compensation Committee determines otherwise, holders of restricted stock will have the right to vote the shares. The Equity Incentive Plan authorizes us to withhold from participants shares of common stock having a fair market value equal to our withholding obligation with respect to restricted stock and/or RSUs.

Performance Shares and Performance Units.    The Compensation Committee may award performance shares and/or performance units under the Equity Incentive Plan. Performance shares and performance units are awards, denominated in shares of our common stock, cash or a combination thereof, which are earned during a specified performance period subject to the attainment of performance criteria, as established by the Compensation Committee. The Compensation Committee will determine the restrictions and conditions applicable to each award of performance shares and performance units.

Other Stock-Based and Cash-Based Awards.    The Compensation Committee may award other types of equity-based or cash-based awards under the Equity Incentive Plan, including the grant or offer for sale of shares of our common stock that do not have vesting requirements and the right to receive one or more cash payments subject to satisfaction of such conditions as the Compensation Committee may impose.

Performance Criteria.    Vesting of awards granted under the Equity Incentive Plan may be subject to the satisfaction of one or more performance goals established by the Compensation Committee. The performance goals may vary from participant to participant, group to group, and period to period. Performance goals may be weighted for different factors and measures. The Compensation Committee will certify the degree of attainment of performance goals after the end of each year.

Transferability.    Unless otherwise determined by the Compensation Committee, awards granted under the Equity Incentive Plan will not be transferable other than by will or by the laws of descent and distribution.

Change in Control.    The Compensation Committee may, at the time of the grant of an award provide for the effect of a change in control (as defined in the Equity Incentive Plan) on any award, including (i) accelerating or extending the time periods for exercising, vesting in, or realizing gain from any award, (ii) eliminating or modifying the performance or other conditions of an award, or (iii) providing for the cash settlement of an award for an equivalent cash value, as determined by the Compensation Committee. The Compensation Committee may, in its discretion and without the need for the consent of any recipient of an award, also take one or more of the following actions contingent upon the occurrence of a change in control: (a) cause any or all outstanding options and SARs to become immediately exercisable, in whole or in part; (b) cause any other awards to become non-forfeitable, in whole or in part; (c) cancel any option or SAR in exchange for a substitute option; (d) cancel any award of restricted stock, RSUs, performance shares or performance units in exchange for a similar award of the capital stock of any successor corporation; (e) redeem any restricted stock, RSU, performance share or performance unit for cash and/or other substitute consideration with a value equal to the fair market value of an unrestricted share of our common stock on the date of the change in control; (f) cancel any option or SAR in exchange for cash and/or other substitute consideration based on the value of our common stock on the date of the change in control, and cancel any option or SAR without any payment if its exercise price exceeds the value of our common stock on the date of the change in control; or (g) make such other modifications, adjustments or amendments to outstanding awards as the Compensation Committee deems necessary or appropriate. The grant agreements for the RSUs and stock options that we intend to grant at the time of this offering provide for accelerated vesting upon a change in control. The Compensation Committee currently anticipates that grants of stock options, RSUs, restricted stock and other equity-based awards in the future will contain similar accelerated vesting provisions.

Effectiveness of the Equity Incentive Plan; Amendment and Termination.    The Equity Incentive Plan will become effective upon the closing of this offering. The Equity Incentive Plan will remain available for the grant of awards until the tenth anniversary of the effective date. The board may amend, alter or discontinue the Equity Incentive Plan in any respect at any time, but no amendment may materially and adversely affect the rights of a participant under any awards previously granted, without his or her consent, except that stockholder approval will be needed for any amendment that would increase the maximum number of shares available for awards, reduce the exercise price of outstanding options or SARs, change the class of eligible participants, or if otherwise required by applicable law or stock market requirements.

Compensation of Board Members

The following table sets forth a summary of our non-employee board members’ compensation for fiscal 2009. Mark Malcolm, our President and Chief Executive Officer, also serves on our board. Mr. Malcolm, however, does not receive any compensation for his board service beyond the compensation he receives as an executive officer of our company. Dev Kapadia, a member of our board and an employee of CCM, did not receive any compensation from us for serving on the board in 2009, but he and other employees of CCM will receive compensation as board members commencing in 2010. Seth Gardner, a former member of our board and former employee of CCM, did not receive any compensation from us.

Director Compensation

Name	Fees Earned or Paid in Cash		Non-Equity Incentive Plan Compensation		All Other Compensation	Total
Daniel Ajamian(1)	$612,500	(2)	$469,275	(3)	—	$1,081,775
Seth Gardner(4)	—		—		—	—
Dev Kapadia	—		—		—	—
Larry Schwentor	$363,333	(5)	$250,280	(6)	—	$613,613
Rande Somma(7)	$272,500	(5)	$140,783	(8)	—	$413,283

(1)	Mr. Ajamian ceased serving on our board in February 2010.
(2)	Reflects a 20% voluntary reduction in fees from February through December 2009.
(3)	Represents amounts earned by Anthem Management Group, LLC pursuant to the Service Agreement, dated as of August 1, 2007, by and among Tower Automotive, LLC, Daniel Ajamian and Anthem Management Group, LLC, as amended. Mr. Ajamian is the sole member of Anthem Management Group, LLC.
(4)	Mr. Gardner ceased serving on our board in November 2009.
(5)	Reflects a 10% voluntary reduction in fees from February through December 2009.
(6)	Represents amounts earned by MGT4VALUE LLC pursuant to the Service Agreement, dated as of August 1, 2007, between Tower Automotive, LLC, Larry Schwentor and MGT4VALUE LLC, as amended. Mr. Schwentor is the sole member of MGT4VALUE LLC.
(7)	Mr. Somma ceased serving as a member of our board on September 27, 2010, but continues to serve as a paid consultant to our company.
(8)	Represents amounts earned by Rande Somma & Associates LLC pursuant to the Service Agreement, dated as of December 1, 2007, between Tower Automotive LLC, Rande Somma and Rande Somma & Associates LLC, as amended. Mr. Somma is the sole member of Rande Somma & Associates LLC.

Service Agreements with Certain Current and Former Directors

We have entered into service agreements with each of Rande Somma and his affiliate (dated December 1, 2007, as amended), Larry Schwentor and his affiliate (dated August 1, 2007, as amended) and Daniel Ajamian and his affiliate (dated August 1, 2007, as amended). Each of the service agreements was approved and authorized by our board. Mr. Somma’s service agreement has been extended to January 2, 2012. Mr. Ajamian’s service agreement terminated in February 2010 and Mr. Schwentor’s service agreement terminated on August 1, 2010.

Each of the service agreements provides or provided for a minimum base consulting fee ($300,000 for Mr. Somma; $400,000 for Mr. Schwentor; and $750,000 for Mr. Ajamian), which may be increased if the base salary of our chief executive officer is increased during the term of the service agreement. Each of the service agreements also provides or provided for eligibility for annual incentive compensation at target levels of $225,000 for Mr. Somma, $400,000 for Mr. Schwentor and $750,000 for Mr. Ajamian, and for reimbursement of certain tax, legal and other expenses incurred by the consultant under the service agreement.

If Mr. Somma’s services agreement is terminated by us for “cause,” as that term is defined in his agreement, or is voluntarily terminated by him, Mr. Somma will be entitled to receive the following benefits, which we refer to as the accrued consultant benefits:

•	the amount of the base consulting fee earned and due but not paid through the date of termination;

•	the amount of any annual bonus relating to the calendar year prior to the year of termination that was earned on the applicable bonus approval date but unpaid; and

•	any reimbursable expenses that have not been reimbursed.

If Mr. Somma’s services agreement is terminated because of his death or because he becomes “disabled,” as that term is defined in his agreement, Mr. Somma will be entitled to receive the following benefits:

•	the accrued consultant benefits;

•

in the event of termination following Mr. Somma’s disability (but not in the event of termination because of his death), the consulting fee for the period beginning on the date of such termination and ending on the date which is three months after the date of such termination; and

•	a pro rata portion (based on the number of days elapsed during the calendar year in which such termination occurs) of the annual bonus for the calendar year in which the termination occurs.

If Mr. Somma’s services agreement is terminated by us without “cause,” as that term is defined in his consulting agreement, or if the consulting period terminates upon expiration of its term (as was the case with Mr. Schwentor), Mr. Somma will be entitled to receive the following benefits:

•	the accrued consultant benefits;

•	a pro rata portion (based on the number of days elapsed during the calendar year in which such termination occurs) of the annual bonus for the calendar year in which the termination occurs; and

•	if terminated by us without cause prior to the expiration of its term, the consulting fee for the remainder of the then existing term of the consulting agreement.

In connection with the termination of Mr. Ajamian’s services agreement, we paid Mr. Ajamian a pro-rated portion of his 2010 bonus in the amount of $117,123 and consulting fees of $62,500 per month through July 2010.

Equity Compensation of Board Members

The following table shows the aggregate number of unvested Management MIP Units held on December 31, 2009 by each person who was a non-employee board member at that time (including any Management MIP Units which are held by an entity controlled by such board member). See “—Components of Compensation—Equity-Based Incentive Awards—Management Incentive Plan.”

Name	Unvested Management MIP Units at Fiscal Year-End
Dev Kapadia	—
Daniel Ajamian	150
Larry Schwentor	75
Rande Somma	25

Mr. Somma through his affiliate consummated the purchase of 50 Management MIP Units, Mr. Schwentor through his affiliate consummated the purchase of 150 Management MIP Units and Mr. Ajamian through his affiliate consummated the purchase of 300 Management MIP Units, all on substantially the same terms as the purchases made by the Named Executive Officers, except that none of the board members received bonus payments or related gross-up payments in connection with these purchases. Each paid a purchase price of $500 per Management MIP Unit. See “—Components of Compensation—Equity-Based Incentive Awards—Management Incentive Plan” for a discussion of Management MIP Units held by Mr. Malcolm.

The Management MIP Units, when purchased, were subject to time-vesting and performance-vesting requirements. Under their respective purchase agreements, each of Messrs. Somma, Schwentor and Ajamian were required to provide services to us or one of our affiliates on the applicable time-based vesting date in order for time-vesting time to occur. For Mr. Somma, 50% of his time-based Management MIP Units vested on November 30, 2008, and his remaining time-based Management MIP Units vested on November 30, 2009. For each of Messrs. Schwentor and Ajamian, 50% of his time-based Management MIP Units vested on July 31, 2008, and his remaining time-based Management MIP Units vested on July 31, 2009.

In 2010, the Compensation Committee removed the performance-vesting requirements for Messrs. Schwentor and Somma. Such former performance-based vesting units held by each of Mr. Schwentor and Mr. Somma now vest in two tranches: 50% percent vest on January 1, 2011 and 50% percent vest on January 1, 2012.

Other Compensation of Board members

Upon consummation of this offering and as contemplated by the 2010 Long-Term Incentive Program, we expect to grant to Mr. Schwentor and Mr. Somma RSUs under our 2010 Equity Incentive Program. See “—Components of Compensation—Equity-Based Incentive Awards—Long Term Incentive Compensation Awards.” The 150 MIP Management Units held by Mr. Ajamian which are subject to performance-vesting requirements will be forfeited if the aggregate market price of the common stock that Cerberus would receive if our controlling stockholder was liquidated immediately after this offering does not exceed an agreed upon amount or if this offering is not consummated on or before December 1, 2010. If such units are forfeited, Tower Management LLC will be obligated to pay Mr. Ajamian a total of $75,000 for such units, representing his cost. If the target amount is met and this offering is consummated on or before December 1, 2010, Mr. Ajamian’s performance-vesting units will be vested.

Board Member Fees

Our board has approved a revised compensation program pursuant to which we will provide the following compensation to board members and board advisors (other than Mr. Somma) who are neither employed by us or parties (either individually or through entities controlled by them) to consulting agreements with us:

•	annual retainer of $150,000, or $300,000 in the case of the chairman of the Board;

•	additional annual compensation of $10,000 to the chairman of our Audit Committee and to Mr. English for services as an advisor to the Audit Committee; and

•	additional annual compensation of $5,000 to the chairman of our other standing Board committees.

The Board has the discretion to convert up to one half of the annual retainer into equity interests of our company.

We reimburse each non-employee member of our board for out-of-pocket expenses incurred in connection with attending our board and committee meetings. Board members do not participate in a nonqualified deferred compensation plan and we do not pay any life insurance policies for the board members.

Limitation of Liability and Indemnification of Officers and Directors

Under our bylaws, which will be adopted immediately following the occurrence of the Corporate Conversion, we are obligated to indemnify our directors and officers to the fullest extent permitted by law. We are also expressly required to advance certain expenses to our directors and officers. We believe that these indemnification provisions are useful to attract and retain qualified directors and executive officers.

The General Corporate Law of the State of Delaware, or DGCL, permits a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breach of duty. Our certificate of incorporation, which will be filed immediately upon the occurrence of the Corporate Conversion, includes a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law. This limitation is generally unavailable for acts or omissions by a director which (i) were in bad faith, (ii) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or (iii) involved a financial profit or other advantage to which such director was not legally entitled. The DGCL also prohibits limitations on director liability for acts or omissions which resulted in a violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution and particular types of loans.

Any amendment to or repeal of these provisions will not (i) in the case of the indemnification provisions, adversely affect any right or protection conferred on any person existing at the time the events giving rise to the protection have occurred and (ii) in the case of the limitation on liability provisions, apply to or have any effect on liability of a director with respect to any acts or omission of such director occurring prior to such amendment or repeal. If Delaware law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the fullest extent then permitted.

Compensation for Employees Who Are Not Named Executive Officers or Directors

2009 Tower Bonus Plan

Certain employees who are not Named Executive Officers also participated in the 2009 Tower Bonus Plan. In general, such employees participated in the plan on the same terms as generally applicable to the Named Executive Offers. However, with respect to certain of those participants, 30% of bonus payouts were based on company-wide Adjusted EBITDA Improvement performance, 20% of bonus payouts were based on regional Adjusted EBITDA Improvement performance (based on our performance in the participant’s region), 30% of bonus payouts were based on company-wide Cash Flow performance, and 20% of bonus payouts were based on regional Cash Flow performance (based on our performance in the participant’s region). The applicable regions for the regional Adjusted EBITDA Improvement and Cash Flow targets were North America, Europe, South America, Korea and China.

Value Creation Plan

Tower Management, LLC, after approval by the Compensation Committee, adopted a value creation plan, which we refer to as the Value Creation Plan, effective as of January 1, 2008. Effective February 19, 2010, Tower Management, LLC assigned the Value Creation Plan to us and we amended and restated the plan. Approximately seventy employees are eligible to participate in the Value Creation Plan, but none of the Named Executive Officers or other officers are participants.

Assuming the price to the public equals the mid-point of the price range set forth on the cover page of this prospectus and there is no change in the number of shares of common stock offered hereby, we will not be required to fund a potential bonus pool under our Value Creation Plan. The Value Creation Plan provides that actual payments of bonus amounts will not occur earlier than the date on which Tower International Holdings, LLC sells shares of our common stock with aggregate proceeds equal to the sum of (a) $180.9 million plus a ten percent return on such amount accruing from July 31, 2010 and (b) $25 million plus a ten percent return on such amount accruing from August 24, 2010. The aggregate bonus pool will represent a specified percentage, ranging from 3.75% to 4.2%, of the “net value gained” by affiliates of CCM in respect of their equity investment in Tower International Holdings, LLC. The “net value gained” is a formula amount designed to reflect the net unrealized profit in connection with this offering by affiliates of CCM in respect of their investment in such entity. Any compensation paid pursuant to the Value Creation Plan will be charged as a compensation expense against earnings over a period ending on the estimated date of payment of such compensation.

To be eligible for a bonus under the Value Creation Plan, a participant must generally remain in our employment through the date of payment.

Supplemental Value Creation Program

Effective February 19, 2010, our Compensation Committee approved the creation of a cash bonus program, which we refer to as the Supplemental Value Creation Program. Approximately seventy employees are eligible to participate in the Supplemental Value Creation Program, but none of the Named Executive Officers or other officers are participants.

As a result of the consummation of the notes offering, we established a potential bonus pool of up to $7.5 million for purposes of the Supplemental Value Creation Program. Awards made under the program are to be paid according to the following schedule:

•	fifty percent (50%) of the award shall be paid on May 24, 2011; and

•	fifty percent (50%) of the award shall be paid on February 24, 2012.

To be eligible for a bonus under the Supplemental Value Creation Program, a participant must generally remain in our employment through the date of payment.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

As of August 26, 2010, Cerberus, which controls our controlling stockholder, owned all of our $27.5 million synthetic letter of credit facility, which is part of the first lien term loan. An aggregate of $27.5 million may be drawn down on letters of credit under our synthetic letter of credit facility.

On August 24, 2010, upon consummation of the notes offering, we repaid in full the outstanding indebtedness under our first lien term loan (exclusive of the synthetic letter of credit facility portion thereof), of which Cerberus received $371.9 as a participant in such first lien term loan. Cerberus acquired its interests in our first lien term loan and synthetic letter of credit facility in market transactions with other lenders.

The maximum amount of indebtedness that was owed by us at any time during the year ended December 31, 2009 on our first lien term loan was $502.8 million. This facility requires principal payments of 1%, paid quarterly at the end of January, April, July and October of each year. This facility matures on July 31, 2013. In the event that the lenders seek to exercise certain rights that they may have pursuant to the finance documents governing such indebtedness, such actions could be adverse to the interests of our stockholders. Upon consummation of the notes offering, we repaid all indebtedness outstanding under our first lien term loan, other than the synthetic letter of credit facility portion thereof. In connection with the consummation of the notes offering, Cerberus caused one of its affiliates to cancel $25 million aggregate principal amount of the first lien term loan and in exchange therefore an affiliate of Cerberus received an equity interest in our company. For additional information regarding our indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt” and note 8 to our consolidated financial statements.

As described in footnote 11 to the tables set forth in “Prospectus Summary—Summary Consolidated Financial Data”, on August 12, 2010, the preferred units, common units and MIP Units of Tower Automotive, LLC were converted into capital units of Tower Automotive, LLC.

Cerberus does not charge us a quarterly or annual management or sponsor fee. Except as described below, we have not paid any fees to Cerberus in connection with consulting services provided by Cerberus. We reimbursed Cerberus Operations and Advisory Company, LLC, or COAC, an affiliate of CCM, less than $0.1 million during the first six months of 2010, less than $0.1 million during 2009, $0.8 million during 2008 and $0.3 million during 2007 for consulting services. We also paid $1.1 million to Cerberus for reimbursement of its acquisition related costs during 2007. If we request COAC to provide consulting services in the future, we would expect to reimburse COAC for the salaries and benefits of the individuals providing such services on behalf of COAC.

On August 3, 2007, an affiliate of Cerberus acquired 80% of the Chrysler division from DaimlerChrysler Corporation. We sell certain products from our North American operations to Chrysler. Sales of these products amounted to $144.9 million for the year ended December 31, 2008 and $81.1 million for the period from August 1, 2007 to December 31, 2007. Our accounts receivable with Chrysler at December 31, 2008 and 2007, were $6.5 million and $4.9 million, respectively. On April 30, 2009, Chrysler filed for bankruptcy. Our sales to Chrysler during the four months ended April 30, 2009 were $17.7 million.

We made pension payments of approximately $0.3 million in 2009, 2008, and 2007 and $0.1 million during the six months ended June 30, 2010 to the mother of Gyula Meleghy, our President, International Operations, as required pursuant to the terms of the acquisition by the Predecessor of Dr. Meleghy & Co. GmbH on January 1, 2000.

For information regarding payments we have made and will make under service agreements with entities controlled by our board members, see “Compensation Discussion and Analysis—Director Compensation—Service Agreements with Certain Current and Former Directors.”

Registration Rights Agreement

Registration Rights

In connection with this offering, we will enter into a registration rights agreement with our controlling stockholder.

Demand Rights

Under the registration rights agreement, our controlling stockholder holds registration rights that allow it at any time after six months following the consummation of this offering (but not within 180 days after the consummation of any other public offering) to request that we register for resale under the Securities Act all or any portion of the shares of our common stock that our controlling stockholder owns. Our controlling stockholder is entitled to an unlimited number of such demand registrations. We are also not required to effect any demand registration within 30 days prior to the filing of, or during the 180 days following the effectiveness of, a registration statement for which Tower International Holdings, LLC holds “piggyback” registration rights (as described below) and are given the opportunity to sell shares pursuant to such registration statement. We may refuse a request for demand registration if, in our reasonable judgment, it is not feasible for us to proceed with the registration because of the existence of any acquisition, disposition or other material transaction or financing activity involving us, or because of the unavailability of audited financial statements or our possession of material information that it would not be in our best interests to disclose in a registration statement, provided that such refusal only results in one 90 day delay to the registration and only occurs one time in any twelve-month period.

Piggyback Rights

Our controlling stockholder also holds “piggyback” registration rights exerciseable at any time commencing six months following this offering that allow it to include the shares of our stock that it owns in any public offering of equity securities initiated by us (other than those public offerings pursuant to registration statements on forms that do not permit registration for resale by them). These “piggyback” registration rights are subject to proportional cutbacks based on the manner of such offering and the identity of the party initiating such offering.

Indemnification; Expenses

We have agreed to indemnify our controlling stockholder against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which it sells our shares, unless such liability arose from our controlling stockholder’s misstatement or omission, and our controlling stockholder has agreed to indemnify us against all losses caused by its misstatements or omissions in those documents. We will pay all expenses incidental to our performance under the registration rights agreement, and our controlling stockholder will pay its respective portion of all underwriting discounts, commissions and transfer taxes relating to the sale of its shares under the registration rights agreement.

Voting Agreement

We expect to grant RSUs to our executive officers, a board member and a consultant upon consummation of this offering. Each recipient of such RSUs will be required to enter into a voting agreement with our controlling stockholder whereby such persons agree to vote such shares as directed by our controlling stockholder. Cerberus controls our controlling stockholder.

Related Person Transaction Policy

Our board of directors recognizes that related person transactions, as defined in our related person transaction policy, present a risk of actual or perceived conflicts of interest that could damage the reputation and public trust of our company. It is our policy that all related party transactions shall be subject to approval or ratification in accordance with our related person transaction policy.

The audit committee will review this policy annually and will recommend amendments, if any, to the board for its consideration. In addition, the board has determined that the audit committee of our board shall consider, approve or ratify each related person transaction. The audit committee will, in determining whether to approve or ratify a related person transaction, take into account, among other factors it deems appropriate: (i) the benefits to our company; (ii) the impact on a director’s independence in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer; (iii) the availability of other sources for comparable products or services; (iv) the terms of the proposed related person transaction; (v) whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party; and (vi) the extent of the related person’s interest in the transaction. No member of the audit committee will participate in any review, consideration or approval of any related person transaction with respect to which such member or any of his or her immediate family members is the related person.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information as of September 30, 2010, with respect to the beneficial ownership of our common stock, after giving effect to the Corporate Conversion and this offering, by:

•	each of our Named Executive Officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person or group of affiliated persons who is known by us to beneficially own more than 5% of our common stock.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the SEC’s rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Unless otherwise indicated below, each beneficial owner named in the table below has sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. The information set forth in the following table excludes any shares of our common stock purchased in this offering by the respective beneficial owner and assumes that our Corporate Conversion has taken place.

The number of shares of common stock outstanding used in calculating the percentage for each listed person or entity excludes shares reserved for issuance under RSUs issuable pursuant to one of our benefit plans in connection with the consummation of this offering.

Unless otherwise indicated, the address of each beneficial owner is c/o Tower International, Inc., 17672 Laurel Park Drive North, Suite 400E, Livonia, MI 48152.

	Shares Beneficially Owned Prior to This Offering		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percent	Number	Percent
Named Executive Officers and Directors:
Mark Malcolm(1)	—	—	—	—
James Gouin(2)	—	—	—	—
Michael Rajkovic(3)	—	—	—	—
William Pumphrey(4)	—	—	—	—
Gyula Meleghy(5)	—	—	—	—
Nicholas Chabraja	—	—	—	—
James Chapman	—	—	—	—
Dennis Donovan	—	—	—	—
Chan Galbato	—	—	—	—
Jonathan Gallen	—	—	—	—
Dev Kapadia	—	—	—	—
Gregory Powell	—	—	—	—
Larry Schwentor(6)	—	—	—	—
Scott Wille	—	—	—	—
Executive officers and directors as a group (17 persons)(7)	—	—	—	—
5% Stockholders
Stephen Feinberg(8)	12,467,866	100%	12,467,866	67%

Total	12,467,866	100%	12,467,866	67%

*	Less than 1%.
(1)	Excludes 508,312 shares of common stock underlying RSUs which we expect to grant in connection with the consummation of this offering and 100,227 shares of common stock underlying stock options which we expect to grant in connection with the consummation of this offering. Excludes 300 Management MIP Units held by Mr. Malcolm.
(2)	Excludes 237,213 shares of common stock underlying RSUs which we expect to grant in connection with the consummation of this offering and 28,189 shares of common stock underlying stock options which we expect to grant in connection with the consummation of this offering. Excludes the 100 Management MIP Units held by Mr. Gouin.
(3)	Excludes 338,875 shares of common stock underlying RSUs which we expect to grant in connection with the consummation of this offering and 45,938 shares of common stock underlying stock options which we expect to grant in connection with the consummation of this offering. Excludes the 175 Management MIP Units held by Mr. Rajkovic.
(4)	Excludes 135,550 shares of common stock underlying RSUs which we expect to grant in connection with the consummation of this offering and 28,189 shares of common stock underlying stock options which we expect to grant in connection with consummation of this offering. Excludes the 100 Management MIP Units held by Mr. Pumphrey.
(5)	Excludes 135,550 shares of common stock underlying RSUs which we expect to grant in connection with the consummation of this offering and 28,189 shares of common stock underlying stock options which we expect to grant in connection with the consummation of this offering. Excludes the 100 Management MIP Units held by Dr. Meleghy.
(6)	Excludes 74,354 shares of common stock underlying RSUs which we expect to grant in connection with the consummation of this offering. Excludes the 150 Management MIP Units held by Mr. Schwentor.
(7)	Excludes 1,633,179 shares of common stock underlying RSUs which we expect to grant in connection with the consummation of this offering and 269,360 shares of common stock underlying stock options which we expect to grant in connection with consummation of this offering. Excludes 1,075 Management MIP Units held by the executive officers and board members.
(8)	Tower International Holdings, LLC will acquire all of the outstanding capital units of Tower Automotive, LLC, which, in the aggregate, will be converted into 12,467,866 shares of our common stock pursuant to the Corporate Conversion. Pursuant to the limited liability company agreement of Tower International Holdings, LLC, the manager of Tower International Holdings, LLC exercises sole voting and dispositive authority over all of the securities owned by Tower International Holdings, LLC. The manager of Tower International Holdings, LLC is CCM. Stephen Feinberg is the sole shareholder of Craig Court, Inc., the managing member of Craig Court GP, LLC, which is the general partner of CCM. As a result of the foregoing, Mr. Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all shares of the Company’s common stock held by Tower International Holdings, LLC. The address for Stephen Feinberg is c/o Cerberus Capital Management, L.P., 299 Park Avenue, New York, NY 10171.

For additional information regarding the RSUs to be issued in connection with the consummation of this offering, see “Compensation Discussion and Analysis—Components of Compensation—Equity-Based Incentive Awards—Long Term Incentive Compensation Awards.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material provisions of the instruments evidencing our material indebtedness. This summary is not a complete description of all of the terms of the agreements governing our material indebtedness. Copies of the material agreements governing our material indebtedness have been filed as exhibits to our registration statement filed in connection with this offering.

On July 31, 2007, certain of our subsidiaries entered into credit agreements to finance the acquisition of substantially all of the assets and the assumption of certain liabilities of the Predecessor, Tower Automotive, Inc. The credit agreements provided for a revolving credit facility in the aggregate amount of $200 million, which has subsequently been reduced to $150 million, a first lien term loan, which was divided into two tranches of $250 million and $260 million (or €190.8 million) and which (exclusive of our synthetic letter of credit facility) was paid in full with the proceeds of the notes offering and $5.9 million of our cash, a second lien term loan of $115 million (which has been repaid) and a synthetic letter of credit facility of $60 million (which has been reduced to $27.5 million). The revolving credit facility also provides for the issuance of letters of credit in an aggregate amount not to exceed $75 million.

The proceeds of the credit agreements were used, in part, to pay the purchase price of the acquisition, for related fees and expenses and for general corporate purposes.

Two of our subsidiaries, one domestic and one European, are borrowers under the credit agreements. The US borrower under the credit agreements is Tower Automotive Holdings USA, LLC and the European borrower under the credit agreements is Tower Automotive Holdings Europe, B.V. The US borrower is a named borrower under each of the credit agreements, whereas the European borrower is a named borrower under all credit facilities except for the revolving credit facility.

Revolving Credit Facility

Expiration Date

The expiration date for the revolving credit facility is July 31, 2012.

Interest and Borrowings

Advances under the revolving credit facility bear interest at a base rate plus a margin or LIBOR plus a margin. The applicable margins are determined by the average availability under the revolving credit facility over the preceding three months. The applicable margins as of June 30, 2010 were 0.75% per annum and 1.75% per annum for base rate and LIBOR based borrowings, respectively. As of June 30, 2010 there was a $110.3 million borrowing base under the revolving credit facility and $53.5 million of borrowings and no letters of credit were outstanding under that facility.

Security and Guarantees

The revolving credit facility is secured by (1) a first-priority lien on all accounts receivable, inventory, cash, investments, property, plant and equipment of the US borrower and the guarantors, (2) a second-priority pledge of 65% of any voting and 100% of any non-voting equity interests held in any foreign subsidiary by the US borrower and the guarantors, and (3) a second-priority lien on all other tangible and intangible assets of the US borrower and the guarantors.

The revolving credit facility is guaranteed by us, certain intermediate holding companies and by several of our direct and indirect domestic subsidiaries.

Covenants

The revolving credit facility agreement contains customary covenants applicable to several of our subsidiaries and us. The revolving credit facility agreement contains certain financial covenants, as well as restrictions on, among other things, our ability to: incur debt; incur liens; declare or make distributions to our equity holders; make loans and investments; repay debt; enter into mergers, acquisitions and other business combinations; engage in asset sales; amend or modify our governing documents; enter into sale and lease-back transactions; make capital expenditures; enter into certain hedging arrangements; change our fiscal year; enter into restrictive agreements; and enter into transactions with affiliates.

Our ABL revolver contains a financial maintenance covenant ratio, which we refer to as the fixed charge coverage ratio. Compliance with the fixed charge coverage ratio is determined by comparing consolidated lender-adjusted EBITDA to consolidated fixed charges, each as defined in the credit agreement governing our ABL revolver. If less than ten percent of the total commitment is available (provided that such number cannot be less than $10 million or greater than $20 million) under our ABL revolver for more than five consecutive days, we are required to maintain a fixed charge coverage ratio of not less than 1.00 to 1.00 on a rolling four quarter basis. We were not required to maintain a minimum fixed charge coverage ratio under our ABL revolver during 2009. If we are required at any time to maintain the fixed charge coverage ratio, such requirement will end after more than ten percent of the total commitment is available (provided that such number cannot be less than $10 million or greater than $20 million) for twenty consecutive days. Our financial condition and liquidity would be adversely impacted by the violation of these covenants.

Events of Default

The revolving credit facility agreement includes customary events of default, including, but not limited to, payment defaults; material misrepresentations; breaches of covenants; bankruptcy; change of control; material judgments; certain Employee Retirement Income Act of 1974, as amended (or ERISA) related breaches and cross-defaults to material indebtedness.

10.625% Senior Secured Notes due 2017

Principal, Interest Payments and Change of Control

On August 24, 2010, Tower Automotive Holdings USA, LLC and TA Holdings Finance, Inc., which we refer to in this prospectus as the Issuers, consummated the sale of $430 million aggregate principal amount of their 10.625% Senior Secured Notes due 2017. The Issuers are obligated to pay interest on the notes on each March 1 and September 1, commencing on March 1, 2011. The notes will mature on September 1, 2017. The indenture governing the notes contains a provision that gives each holder of notes the right, upon a change of control, to require the Issuers to purchase all or any part of such holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest.

Optional Redemption

At any time prior to September 1, 2014, the Issuers may redeem some or all of the notes at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus a “make-whole” premium and accrued and unpaid interest. Additionally, prior to September 1, 2014, during any 12-month period, the Issuers may redeem up to 10% of the principal amount of the notes at a redemption price equal to 105% of the principal amount thereof, plus accrued and unpaid interest. The Issuers may redeem some or all of the notes at any time on or after September 1, 2014 at certain prices described in the indenture governing the notes plus accrued and unpaid interest. In addition, prior to September 1, 2013, the Issuers may redeem up to 35% of the original principal amount of the notes from the proceeds of certain equity offerings at a price of 110.625% of the principal amount thereof, plus accrued and unpaid interest.

Guarantees and Security

The notes are jointly and severally and unconditionally guaranteed by Tower Automotive, LLC (which upon consummation of the Corporate Conversion will become Tower International, Inc.) on a senior unsecured basis, and by Tower Automotive, LLC’s existing domestic subsidiaries (other than TA Holdings Finance, Inc.) that are guarantors of our revolving credit facility and our synthetic letter of credit facility on a senior secured basis. We refer to such domestic subsidiaries as the “Subsidiary Guarantors.”

The notes and the subsidiary guarantees are secured by the same collateral as, and on a pari passu basis with, the Issuers’ and the Subsidiary Guarantors’ obligations under our synthetic letter of credit facility.

The notes are senior secured obligations of the Issuers, rank equally in right of payment to any existing and future senior indebtedness of the Issuers and are effectively junior in priority to the extent of the collateral securing the Issuers’ and the Subsidiary Guarantors’ obligations under our revolving credit facility.

Covenants

The indenture governing the notes contains customary covenants applicable to our subsidiaries and places some restrictions on us. The indenture governing the notes contains certain restrictions on, among other things, our subsidiaries’ ability to:

•	incur debt;

•	incur liens;

•	declare or make distributions to us or our equity holders;

•	repay debt;

•	enter into mergers, acquisitions and other business combinations;

•	engage in asset and equity sales;

•	enter into sale and lease-back transactions;

•	enter into restrictive agreements; and

•	enter into transactions with affiliates.

Events of Default

The indenture governing the notes includes customary events of default, including but not limited to, in respect of payment defaults; breaches of covenants; bankruptcy; material judgments; failure to have perfected liens on substantially all or all the collateral securing the notes; and cross-acceleration to material indebtedness.

First Lien Term Loan and Synthetic Letter of Credit Facility

The first lien term loan was borrowed in two tranches, with $250 million advanced to the US borrower and the Euro currency equivalent of $260 million (or €190.8 million) advanced to the European borrower. The first lien term loan requires principal payments of 1%, paid quarterly at the end of each January, April, July and October. As of June 30, 2010, Cerberus owned approximately 90% of the first lien term loan. The first lien term loan matures on July 31, 2013. The first lien term loan (exclusive of the synthetic letter of credit facility portion thereof) was repaid in full in connection with the consummation of the notes offering.

The synthetic letter of credit facility, which is part of the first lien term loan credit agreement, is fully cash collateralized by the deposit lenders for purposes of replacing or backstopping letters of credit. The cash collateral was deposited by the deposit lenders in a restricted deposit account, and neither we nor any of our subsidiaries has any right, title or interest in such cash collateral. On April 8, 2009, the synthetic letter of credit facility was reduced from $60 million to $30 million. On September 30, 2009, the synthetic letter of credit facility was further reduced by $2.5 million from $30 million to $27.5 million. As of June 30, 2010, the outstanding letters of credit under the synthetic letter of credit facility were $23.1 million. Applicable fees were initially 4.25% of the aggregate letters of credit outstanding for commissions and fronting fees and a deposit fee of 0.15% based on the amount of the cash collateral deposit. Effective as of December 26, 2007, upon amendment of the first lien term loan credit agreement, the applicable letter of credit commissions, outstanding letter of credit fees, and fronting fees increased by 25 basis points to 4.65%. As of August 26, 2010, Cerberus owned 100% of the synthetic letter of credit facility.

Security and Guarantees

The synthetic letter of credit facility is secured by (1) a first-priority lien on 65% of any voting and 100% of any non-voting equity interests held in any foreign subsidiary by the US borrower and the guarantors, (2) a second-priority lien on all accounts receivable, inventory, cash, investments, property, plant and equipment of the US borrower and the guarantors, and (3) a first-priority lien on all other tangible and intangible assets of the US borrower and the guarantors.

The synthetic letter of credit facility is guaranteed by us, by certain intermediate holding companies and by several of our direct and indirect domestic subsidiaries.

Covenants

The first lien term loan credit agreement contains customary covenants applicable to our subsidiaries and us. The first lien term loan credit agreement contains certain financial covenants, as well as restrictions on, among other things, us and our subsidiaries ability to: incur debt; incur liens; declare or make distributions to our equity holders; make loans and investments; repay debt; enter into mergers, acquisitions and other business combinations; engage in asset sales; amend or modify our governing documents; enter into sale and lease-back transactions; enter into restrictive agreements; make capital expenditures; enter into certain hedging arrangements; change our fiscal year, and enter into transactions with affiliates.

Our first lien term loan contains a leverage covenant ratio, which we refer to as the first priority leverage ratio. Compliance with this ratio is determined by comparing our first priority debt to consolidated lender-adjusted EBITDA, each as defined in the credit agreement governing our first lien term loan. We are required to maintain a first priority leverage ratio of not greater than 4.25 to 1.00 on a rolling four quarter basis. In addition, our first lien term loan contains a financial maintenance covenant ratio referred to as the interest coverage ratio, which is determined by comparing consolidated lender-adjusted EBITDA to consolidated interest expense, excluding amounts not paid or payable in cash, each as defined in the credit agreement governing our first lien term loan. We are required to maintain an interest coverage ratio of not less than 2.00 to 1.00 on a rolling four quarter basis. As of June 30, 2010, we were in compliance with the required leverage ratio and interest coverage ratio covenants. Our financial condition and liquidity would be adversely impacted by the violation of any of these covenants.

Events of Default

The first lien term loan credit agreement includes customary events of default, including but not limited to, payment defaults; material misrepresentations; breaches of covenants; bankruptcy; change of control; material judgments; certain ERISA related breaches and cross-defaults to material indebtedness.

As of June 30, 2010, we believe that we are in full compliance with the financial, reporting and other covenants that govern our credit agreements.

As of June 30, 2010, the weighted average interest rate of our credit facilities (first lien term loan and revolving credit facility) was 4.57% per annum, or 7.26% when taking into account the impact of interest rate swaps, as discussed below. On a pro forma basis to give effect to the notes offering and the application of the net proceeds therefrom, the weighted average interest rate of our revolving credit facility and the notes as of June 30, 2010 would have been 9.73%.

Interest Rate Swaps

We were required by the credit agreements to enter into two derivative interest rate swap agreements during the third quarter of 2007 with notional principal amounts of $182.5 million and €100 million. These derivative agreements effectively fixed interest rates at 5.06% per annum and 4.62% per annum, respectively, on a portion of floating debt. The swaps limit the changes in cash flows which result from changes in interest rates. The swaps expired in August 2010. Periodic measurement of hedge effectiveness is performed quarterly. Any changes in the effective portion of these derivatives are recorded as a component of accumulated other comprehensive income (loss), a component of stockholders’ equity, while any ineffective portion will be recorded in earnings and reflected in the consolidated statement of income as part of interest expense. As of June 30, 2010, no ineffective portion exists and the fair values of these derivatives are recorded as a liability of $3.4 million within accrued liabilities on our consolidated balance sheet. The fair value of our interest rate swaps was determined based on third-party valuation models.

Generally, borrowings of foreign subsidiaries are made under credit agreements with commercial lenders and are used to fund working capital and other operating requirements.

South Korea

Our South Korean subsidiary had borrowings in South Korea of $111.7 million as of June 30, 2010, consisting of secured indebtedness of $39.7 million, secured bonds of $31.2 million, unsecured indebtedness of $20.4 million, and unsecured corporate bonds of $20.4 million issued in connection with a government sponsored collateralized bond program, with interest rates ranging from 4.23% per annum to 9.96% per annum. The majority of these borrowings are subject to annual renewal. Substantially all of the assets of our South Korean subsidiary serve as collateral for the secured bonds and the other secured indebtedness. The discussion in the next four paragraphs describes certain calendar year 2009 and 2010 activity with respect to our South Korean subsidiary’s borrowings in South Korea.

During the second quarter of 2009, our South Korean subsidiary issued $12.9 million (KRW 15 billion) of unsecured corporate bonds through participation in the South Korean government’s Collateralized Bond Obligation program, and secured bonds of $5.6 million (KRW 6.5 billion) underwritten by a local bank, and obtained a loan of $0.9 million (KRW 1 billion) leaving $1.7 million (KRW 2 billion) undrawn and available. These new debts have maturities of between one and three years, with an average maturity of 2.3 years. In addition, another local bank extended by one year the maturity of $21.4 million (KRW 25 billion) of secured bonds and a $2.6 million (KRW 3 billion) term loan. Substantially all of the terms remained the same, except for the interest rates, which decreased by an average of 2.61% from 8.75% to 6.14%.

During the third quarter of 2009, our South Korean subsidiary obtained new term loan financing from a local bank in South Korea of $4.3 million (KRW 5 billion). This subsidiary used $2.1 million (KRW 2.4 billion) of the proceeds to repay a portion of an existing, higher interest rate term loan at another local bank, leaving $2.2 million (KRW 2.6 billion) undrawn and available against this financing. The subsidiary did not incur prepayment penalty. The remainder of the proceeds are to be used to support increased inter-company sales from our South Korean tool shop to overseas affiliates. This new debt is unsecured and has a one year maturity.

During the first quarter of 2010, we renewed $13.5 million of maturing secured indebtedness for an additional year. There were no material changes to the terms of the loans except the average annual interest rate was reduced from 7.1% to 6.3%.

During the second quarter of 2010, we renewed $20.4 million of maturing secured bonds for an additional two years. We also renewed three additional facilities aggregating $7.8 million for an additional year. There were no material changes to the terms of the loans except for the extension of the maturities. In addition, we obtained a new $4.1 million unsecured bond from the South Korean Government. The bond has a three year maturity with an interest rate of 8.32%.

Brazil

As of June 30, 2010, the Company had borrowings in Brazil of $13 million (R$ 23.4 million) which have interest rates ranging from 12.7% to 14.6% with maturity dates ranging from July 2010 to May 2011. This credit is provided through bilateral agreements with three local banks. Periodic interest and principal payments are required. All loans have a duration of one year or less and are secured by certain fixed and current assets.

Italy

During the second quarter of 2009, local banks in Italy increased the receivable factoring facilities available to one of our Italian subsidiaries by $21 million (€14.7 million). As of June 30, 2010, the receivable factoring facilities available to our subsidiary are $33.5 million (€27.4 million), of which $6.1 million (€5 million) was undrawn at June 30, 2010. These are uncommitted, demand facilities which are subject to termination at the discretion of the banks. Any factoring under these facilities is with recourse, and is secured by the accounts receivable factored. As of June 30, 2010, the liability is recorded on our consolidated balance sheet in current maturities of long-term debt.

Capital Leases

We have capital lease obligations of $18.5 million and $17.6 million as of June 30, 2010 and December 31, 2009, respectively.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries. You should refer to the certificate of incorporation and the bylaws that will be in effect upon completion of this offering, copies of which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The description of our common stock reflects the Corporate Conversion which will occur prior to the closing of this offering.

Upon the closing of this offering, our authorized capital stock will consist of 350,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. Immediately prior to the offering, after giving effect to the Corporate Conversion, we will have 12,467,866 issued and outstanding shares of common stock and will not have any issued and outstanding preferred stock.

Common Stock

Upon the closing of the Corporate Conversion and this offering, there will be 18,717,866 shares of common stock outstanding (assuming no exercise of the underwriters’ option to purchase additional shares). All shares of our common stock that will be issued pursuant to the Corporate Conversion, as well all shares of our common stock that will be issued on completion of this offering, will be fully paid and nonassessable.

Subject to preferences that may be applicable to any then outstanding series of preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors. In the event of our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

The holders of our common stock are entitled to one vote per share and do not have cumulative voting rights. As a result, stockholders owning or controlling more than 50% of the total votes cast for election of directors can elect all the directors in that slate for the year.

Preferred Stock

Our board of directors has the authority, by adopting resolutions, to issue up to 50,000,000 shares of preferred stock in one or more series, with the designations and preferences for each series set forth in the adopting resolutions. Our certificate of incorporation authorizes our board of directors to determine, among other things, the rights, preferences and limitations pertaining to each series of preferred stock. Our board of directors could authorize the issuance of preferred stock with terms and conditions that could discourage a takeover or other transaction that some holders of our common stock might believe to be in their best interests or in which holders of common stock might receive a premium for their shares over and above the market price.

Limitations on Directors’ Liability

Under our bylaws, which will be adopted immediately following the occurrence of the Corporate Conversion, we are obligated to indemnify our directors and officers to the fullest extent permitted by law. We are also expressly required to advance certain expenses to our directors and officers. We believe that these indemnification provisions are useful to attract and retain qualified directors and executive officers.

The DGCL permits a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breach of duty. Our certificate of incorporation, which will be filed immediately upon the occurrence of the Corporate Conversion, includes a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law. This limitation is generally unavailable for acts or omissions by a director which (i) were in bad faith, (ii) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or (iii) involved a financial profit or other advantage to which such director was not legally entitled. The DGCL also prohibits limitations on director liability for acts or omissions which resulted in a violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution and particular types of loans. The effect of these provisions is to eliminate our rights and the rights of our stockholders (through stockholders’ derivative suits on behalf of our company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under the federal securities laws of the United States.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Anti-Takeover Effects of Delaware Law and our Corporate Charter Documents

Our Board

Our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election.

Our certificate of incorporation and our bylaws allow for not less than 3 and not more than 15 directors. The exact number of directors will be fixed from time to time by our board of directors, which number shall be subject to increase or decrease by holders of more than fifty percent of our outstanding common stock until such time that our controlling stockholder and its affiliates, or any person who is an express assignee or designee of our controlling stockholder of its rights under our certificate of incorporation and such assignee’s or designee’s affiliates, ceases to beneficially own (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), in the aggregate, at least 50% of the outstanding shares of our common stock (which we refer to as the 50% Trigger Date). In addition, our certificate of incorporation provides that on or after the 50% Trigger Date, directors may be removed only for cause and only by the affirmative vote of stockholders having the right to vote at least two-thirds in voting power of our outstanding voting stock, voting together as a single class, unless such removal for cause is recommended by our board of directors, in which case such removal for cause will require the affirmative vote of stockholders having the right to vote at least a majority in voting power of our outstanding voting stock, voting together as a single class. Prior to the 50% Trigger Date, a director may be removed with or without cause by stockholders having the right to vote at least fifty percent in voting power of our outstanding voting stock, voting together as a single class. Under our bylaws, on or after the 50% Trigger Date, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled by vote of a majority of our directors then in office (prior to that date, any vacancy on the board of directors may be filled by stockholders having the right to vote at least 50% in voting power of our outstanding voting stock, voting together as a single class). Furthermore, our certificate of incorporation and bylaws provide that on or after the 50% Trigger Date, the authorized number of directors determined by our board may be changed only by resolution of our board of directors. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors, change the authorized number of directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our certificate of incorporation provides that prior to such date that our controlling stockholder and its affiliates, or any person who is an express assignee or designee of our controlling stockholder of its rights under our certificate of incorporation and such assignee’s or designee’s affiliates, cease to beneficially own (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), in the aggregate, at least 33- 1/3% of the outstanding shares of our common stock, which we refer to as the 33- 1/3% Trigger Date, nominations of directors and stockholders’ proposals by our controlling stockholder shall not be subject to the advance notice provisions described below. Our bylaws provide that for all other stockholders, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting, and if the acting stockholders have fulfilled certain informational requirements, including apprising us of their derivative holdings in the company, and, in the case of director nominations, whether the nominating stockholder has engaged in any related party transactions with the nominee. Our bylaws also provide that after the 33- 1/3% Trigger Date, stockholders may not propose business to be brought before a special meeting of stockholders. Our certificate of incorporation provides that, on or after the 33- 1/3% Trigger Date, action may not be taken by written action in lieu of a meeting (prior to that time action may be taken by written consent).

Our certificate of incorporation and our bylaws also provide that, on or after the 33- 1/3% Trigger Date special meetings of the stockholders can only be called by the chairman of our board of directors, or by our board of directors pursuant to a resolution approved by a majority of the whole board (prior to that time, special meetings of stockholders may be called by the chairman of our board of directors, by our board of directors pursuant to a resolution approved by a majority of the whole board or by any of our controlling stockholder, its affiliates, or any express assignee or designee of our controlling stockholder under our certificate of incorporation, and such assignee’s or designee’s affiliates or any director employed by any of them).

These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Voting

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors or, prior to the 50% Trigger Date, by stockholders having the right to vote at least 50% in voting power of our outstanding voting stock, voting together as a single class, and from and after the 50% Trigger Date, by stockholders having the right to vote at least two-thirds in voting power of all outstanding voting stock, voting together as a single class. Our certificate of incorporation may be amended with the affirmative vote of stockholders having the right to vote a majority in voting power of our outstanding voting stock, voting together as a single class, except that from and after the 50% Trigger Date, the affirmative vote of stockholders having the right to vote at least two-thirds in voting power of our outstanding voting stock, voting together as a single class, is required to amend the provisions of our certificate of incorporation relating to our board of directors, stockholder action and business combinations.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our certificate of incorporation contains provisions providing that on or after the 50% Trigger Date, stockholders having the right to vote at least two-thirds in voting power of the outstanding voting stock, voting together as a single class, or a majority of our disinterested directors, is required to approve a Business Combination (as defined in the certificate of incorporation, which limits such term to business combinations with entities controlled by persons or entities (other than Cerberus and its affiliates) that beneficially own more than 20% of our outstanding voting stock) without the fulfillment of several pre-conditions, including; certain minimum requirements with respect to the consideration paid in such Business Combination, the form of consideration, the payment of dividends and minimum dividend payments, as well as prohibitions on interested stockholder transactions and procedural requirements related to the delivery of proxy or information statements to be mailed to stockholders in connection with a proposed Business Combination. Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with our company. This provision may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if a majority of disinterested directors then serving on our board of directors approves the business combination. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

“Blank Check” Preferred Stock

We will be authorized to issue, without any further vote or action by the stockholders, up to 50,000,000 shares of preferred stock in one or more classes or series and, with respect to each such class or series, to fix the number of shares constituting the class or series and the designation of the class or series, the voting powers, if any, of the shares of the class or series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such class or series.

Corporate Opportunity

Our certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for Cerberus or the members of our board of directors who are not our employees (including any directors who also serve as officers). We do not renounce our interest in any corporate opportunity offered to any such director or officer if such opportunity is expressly offered to such person solely in his or her capacity as our director or officer.

Credit Facility

Under our credit agreements, a change of control may lead the lenders to exercise remedies, such as acceleration of the loan, termination of their obligations to fund additional advances and collection against the collateral securing such loan.

Registration Rights

Upon the closing of this offering, our controlling stockholder, which will be the indirect holder of              shares of our common stock, will have the right to require us to register its shares under the Securities Act under specified circumstances.

Demand and Form S-3 Registration Rights

Beginning six months after the closing of this offering, our controlling stockholder, subject to specified limitations, may require that we register all or part of its shares of our common stock for sale under the Securities Act on an unlimited number of occasions. In addition, our controlling stockholder may from time to time make demand for registrations on Form S-3, a short form registration statement, when we are eligible to use that form.

Piggyback Registration Rights

If we register any of our common stock, either for our own account or for the account of other securityholders, our controlling stockholder is entitled to notice of the registration and to include its shares of common stock in the registration.

Limitations and Expenses

Other than in a demand registration, with specified exceptions, our controlling stockholder’s right to include shares in a registration is subject to the right of the underwriters to limit the number of shares included in the offering. All fees, costs and expenses of any demand registrations, piggyback registrations and any registrations on Form S-3 will be paid by us, and all selling expenses, including underwriting discounts and commissions, will be paid by the holders of the securities being registered.

For additional information, see “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock, including shares underlying RSUs or in the public market after this offering, or the anticipation of those sales, could adversely affect the price of our common stock from time to time and could impair our ability to raise capital through sales of our equity securities.

Excluding shares of common stock issuable upon vesting of RSUs or exercise of stock options, upon the completion of this offering, we will have outstanding 18,717,866 shares of common stock, after giving effect to the issuance of 6,250,000 shares of common stock in this offering. In addition to the shares of common stock outstanding, 1,763,625 shares have been reserved for issuance upon vesting of RSUs that we expect to grant pursuant to our 2010 Equity Incentive Plan and that are subject to vesting schedules that extend for a period of eighteen months after this offering. See “Compensation Discussion and Analysis—Components of Compensation—Equity-Based Incentive Awards—Long Term Incentive Compensation Awards.” In addition to these RSUs, we intend to grant stock options covering 455,496 shares of our common stock to our executive officers and employees in connection with the consummation of this offering. See “Compensation Discussion and Analysis—Components of Compensation—Equity-Based Incentive Awards—2010 Equity Incentive Plan.” Such RSUs and stock option are subject to vesting requirements.

Of the shares to be outstanding after the completion of this offering, the 6,250,000 shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. All of the remaining 12,467,866 shares of common stock are held by “affiliates” and therefore are “restricted securities” under Rule 144 or are otherwise “restricted securities” under Rule 144. After the 180-day lock-up period, these restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration, such as under Rule 144 or Rule 701 under the Securities Act. All of these restricted securities and all other shares of common stock other than those sold in this offering will be subject to the 180-day lock-up period described below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which number will equal approximately 187,179 shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Lock-Up Agreements

We, our officers and directors, our controlling stockholder and Cerberus have agreed with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any shares of our common stock or equity or profits interests of Tower International Holdings, LLC or any securities convertible into or exchangeable for our common stock or equity or profits interests of Tower International Holdings, LLC during the period ending 180 days after the date of this prospectus, except with the prior written consent of each of the representatives of the underwriters. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. See “Underwriting.”

Rule 701

Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell their shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

Registration Rights

Upon the closing of this offering, our controlling stockholder, as the holder of an aggregate of 12,467,866 shares of our common stock will have the right to require us to register these shares under the Securities Act under specified circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. Please see “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS

The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder that purchases shares pursuant to this offering. As used in this discussion, the term non-U.S. holder means a beneficial owner of our common stock that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust other than:

•	an individual who is a citizen or resident of the United States;

•

a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (1) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If any entity taxed as a partnership for U.S. federal income tax purposes holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partnership and a partner of a partnership holding our common stock are urged to consult their own tax advisor.

This discussion does not consider:

•

federal gift tax consequences, U.S. state or local or non-U.S. tax consequences (and holders should also note that the rules for determining whether an individual is a non-resident alien for income tax purposes may differ from those applicable for estate tax purposes);

•

specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including, if the non-U.S. holder is a partnership or trust, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner or beneficiary level;

•	the tax consequences for the stockholders or beneficiaries of a non-U.S. holder;

•

special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, hybrid entities, broker-dealers, traders in securities, U.S. expatriates and former long-term permanent residents of the United States, an integral part or controlled entity of a foreign sovereign, regulated investment companies, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, tax-qualified retirement plans, holders subject to the alternative minimum tax, persons who own more than 5% of our common stock and persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment.

The following discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. We have not requested, and do not intend to request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income or estate tax consequences described below, and as a result there can be no assurance that the IRS will agree with the conclusions we have reached and describe herein. The following summary assumes that a non-U.S. holder holds our common stock as a “capital asset” within the meaning of section 1221 of the Code (generally, property held for investment). Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Distributions and Dividends

Generally, distributions paid to a non-U.S. holder with respect to our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Disposition of Common Stock.”

In the event that we pay dividends on our common stock, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of dividends paid to a non-U.S. holder.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, attributable to a permanent establishment in the United States (“ECI”), are taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, in the case of a holder that is a foreign corporation and has ECI, a branch profits tax may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on such holder’s dividend equivalent amount.

In order to claim the benefit of an income tax treaty or claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, the non-U.S. holder must provide a properly executed Form W-8BEN, for treaty benefits, or W-8ECI, for effectively connected income, prior to the payment of dividends. These forms must be periodically updated. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty and their ability to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, and related certification requirements.

A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

•

the gain is effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in this case, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons, unless an applicable treaty provides otherwise, and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above may also apply;

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; in this case, the non-U.S. holder will be subject to a 30% tax on the gain derived from the disposition; or

•

we are or have been a United States real property holding corporation, or “USRPHC,” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock. We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specifically defined for estate tax purposes) at the time of death, will be included in the individual’s gross estate for U.S. federal estate tax purposes, and therefore may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding (currently at a rate of 28%) on some payments on our common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at the applicable rate.

The payment of the proceeds of the disposition of our common stock by a non-U.S. holder to or through the U.S. office of any broker generally will be reported to the IRS and reduced by backup withholding unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition of our common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker generally will not be reduced by backup withholding or reported to the IRS unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of our common stock by or through a non-U.S. office of a broker that is a U.S. person or that has certain enumerated connections with the United States will be reported to the IRS and may, in limited circumstances, be reduced by backup withholding, unless the broker receives a statement from the non-U.S. holder, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files that the holder is a non-U.S. holder.

Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information or appropriate claim for refund is furnished to the IRS in a timely manner.

New Reporting Requirements

Recently enacted legislation generally imposes a withholding tax of 30% on payments to certain foreign entities, after December 31, 2012, including dividends and on the gross proceeds of dispositions of U.S. common stock, unless various U.S. information reporting and due diligence requirements that are different from, and in addition to, the certification requirements described above have been satisfied. Non-U.S. holders should consult their tax advisers regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

Goldman, Sachs & Co., Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Goldman, Sachs & Co.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
Robert W. Baird & Co. Incorporated
Lazard Capital Markets LLC

Total	6,250,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the option to purchase additional shares described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $             per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

If the underwriters sell more than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 937,500 additional shares at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers and directors, our controlling stockholder and Cerberus have agreed that, for a period of 180 days from the date of this prospectus, we and they will not without the prior written consent of each of the representatives, dispose of or hedge any shares of our common stock or equity or profits interests in Tower International Holdings, LLC or any securities convertible into or exchangeable for our common stock or such equity or profits interests. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described in the previous sentence shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

At our request, the underwriters have reserved up to 5% of the shares for sale at the initial public offering price to persons who are directors, officers or other employees, or who are otherwise associated with us, through a directed share program. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Except for our officers and directors at the time of consummation of the offering who have entered into lock-up agreements as contemplated in the immediately preceding paragraph, each person buying shares through the directed share program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of each of the representatives, dispose of or hedge any shares of our common stock or equity or profits interests of Tower International Holdings, LLC or any securities convertible into or exchangeable for our common stock or equity or profits interests of Tower International Holdings, LLC. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described in the previous sentence shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. For certain officers and directors purchasing shares through the directed share program, the lock-up agreements contemplated in the immediately preceding paragraph shall govern with respect to their purchases. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

Our shares have been approved for listing on the New York Stock Exchange under the symbol “TOWR.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be $5.5 million, including $2.5 million of expenses paid as of June 30, 2010. We are reimbursing the underwriters for the cost of qualifying the offering under Rule 5110 of the Financial Industry Regulatory Authority.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the option to purchase additional shares, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares.

•

Covering transactions involve purchases of shares either pursuant to the option to purchase additional shares or in the open market after the distribution has been completed in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and reimbursement of expenses, and J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Goldman, Sachs & Co. served as joint book-running managers in the recent notes offering. J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, or their affiliates, are lenders under our asset-based revolving credit facility.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of instruments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares described in this prospectus may not be made in that Relevant Member State, except that the shares may be offered to the public in that Relevant Implementation State, if and to the extent they have been implemented in that Relevant Member State:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons in the Relevant Member State (other than qualified investors as defined below) subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of the shares shall result in a requirement for the publication by the Company or the underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons who are outside the United Kingdom or who are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2- I-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (offre au public).

Pursuant to Article 211-3 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, the shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice. The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A(1)(c) of the Securities and Futures Act (the “SFA”) under Section 274 of the SFA, or (ii) to a relevant person (as defined under section 275(2) of the SFA) pursuant to Section 275(1), or to any person pursuant to an offer that is made on terms that such shares are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or assets, subject to the terms set out in Section 275(1A). This prospectus is not a prospectus as defined in the SFA and, accordingly, statutory liability under the SFA in relation to the content of prospectuses will not apply.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A(1) of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor (as defined in Section 4A(1) of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor or to a relevant person (as defined in Section 275(2) of the SFA), or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Investors should therefore ensure that their own transfer arrangements comply with the restrictions. Investors should seek legal advice to ensure compliance with the above arrangement. Investment involves risk. Investors should read all applicable offering documents for further details before investing. Investors should seek advice from a financial adviser before making a commitment to purchase the shares. In the event that an investor chooses not to seek advice from a financial adviser, he should consider whether the shares are suitable for him. Please note that we do not act as your adviser in any way and do not and are not willing to, take on any fiduciary obligations to you.

CONFLICTS OF INTEREST

More than 5% of the net proceeds of the offering is expected to be used to repay borrowings we have received from both JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, and Wells Fargo Bank, N.A., an affiliate of Wells Fargo Securities, LLC. Because J.P. Morgan Securities LLC and Wells Fargo Securities, LLC are participating underwriters in this offering, a “conflict of interest” is deemed to exist under the applicable provisions of Rule 2720 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc., or FINRA. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. Rule 2720 currently requires that a “qualified independent underwriter,” as defined by the FINRA rules, participate in the preparation of the registration statement and the prospectus and exercise the usual standards of due diligence in respect thereto. Goldman, Sachs & Co. is serving in that capacity and Goldman, Sachs & Co. will receive $10,000 from us as compensation for such role. We have agreed to indemnify Goldman, Sachs & Co. against certain liabilities incurred in connection with acting as qualified independent underwriter for the offering, including liabilities under the Securities Act. In addition, in accordance with Rule 2720, neither J.P. Morgan Securities LLC nor Wells Fargo Securities, LLC will make sales to discretionary accounts without the prior written consent of the customer.

LEGAL MATTERS

Lowenstein Sandler PC, New York, New York, will pass upon the validity of the common stock offered hereby. Davis Polk & Wardwell LLP, New York, New York, is counsel for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Tower Automotive, LLC and subsidiaries (the “Company”) as of December 31, 2009 and 2008 (successor) and for each of the years ended December 31, 2009 and 2008 (successor), for the five-month period ended December 31, 2007 (successor), and of Tower Automotive, Inc. (d/b/a TA Delaware, Inc.) (the Predecessor) for the seven-month period ended July 31, 2007 included in this Prospectus, except for Metalsa S. de R.L. and subsidiaries (“Metalsa”), an entity which was accounted for by the Company using the equity method of accounting for the five-month period ended December 31, 2007 (successor) and for the seven-month period ended July 31, 2007 (predecessor), and the related financial statement schedule included elsewhere in the Registration Statement, have been audited by Deloitte & Touche LLP as stated in their report appearing herein and elsewhere in the Registration Statement (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedule and includes an explanatory paragraph relating to the application of the purchase accounting method to account for the acquisition of Tower Automotive, Inc. and the change in the measurement date of the defined benefit plan assets and liabilities to coincide with the Company’s year end). The financial statements of Metalsa have been audited by KPMG Cárdenas Dosal, S.C., as stated in their report included herein. Such consolidated financial statements and financial statement schedule of the Company are included herein in reliance upon the report of Deloitte & Touche LLP given upon their authority as experts in accounting and auditing and Deloitte & Touche LLP is an independent registered public accounting firm.

The consolidated financial statements of Metalsa, S. de R.L. and subsidiaries as of and for the year ended December 31, 2007 have been included herein, in reliance upon the report of KPMG Cárdenas Dosal, S.C., independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report of KPMG Cárdenas Dosal, S.C. covering the December 31, 2007 consolidated financial statements of Metalsa, S. de R.L. and subsidiaries refers to the adoption of the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109, as of January 1, 2007, and to the adoption of the recognition and disclosure provisions of Statement of Financial Accounting Standard No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as of December 31, 2007.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all the information included in the registration statement and the amendments, exhibits and schedules thereto. For further information about us and the common stock being offered in this prospectus, we refer you to the registration statement and the exhibits and schedules thereto. We are not currently subject to the informational requirements of the Exchange Act. As a result of the offering of the shares of our common stock, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file quarterly and annual reports and other information with the SEC. The registration statement, including the exhibits and schedules thereto, such reports and other information may be read and copied at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site (http://www.sec.gov) that contains our SEC filings. Statements made in this prospectus about legal documents may not necessarily be complete and you should read the documents which are filed as exhibits to the registration statement otherwise filed with the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of

Tower Automotive, LLC

Livonia, MI

We have audited the accompanying consolidated balance sheets of Tower Automotive, LLC and subsidiaries (the “Company”) as of December 31, 2009 and 2008 (the “Successor”) and the related consolidated statements of operations, members’ equity (deficit) and redeemable preferred units, and cash flows for the years ended December 31, 2009 and 2008 (Successor), for the five-month period ended December 31, 2007 (Successor), and of Tower Automotive, Inc., d/b/a TA Delaware, Inc. (the “Predecessor”) for the seven-month period ended July 31, 2007 (Predecessor). Our audits also included the financial statement schedule listed in the Index at Item 16. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We did not audit the consolidated financial statements of Metalsa S. de R.L. and subsidiaries (“Metalsa”), an entity which was accounted for by the Company using the equity method of accounting. The Company’s equity earnings in Metalsa’s net income of $7,148,000 for the five months ended December 31, 2007 (successor) and $12,424,000 for the seven months ended July 31, 2007 (predecessor), is included in the accompanying financial statements. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Metalsa, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Tower Automotive, LLC and subsidiaries as of December 31, 2009 and 2008 (Successor) and the results of their operations and their cash flows for the years ended December 31, 2009 and 2008 (Successor), for the five-month period ended December 31, 2007 (Successor), and for the seven-month period ended July 31, 2007 (Predecessor), in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company accounted for the acquisition of Tower Automotive, Inc. using the purchase accounting method. As discussed in Note 11, effective August 1, 2007 the Company changed the measurement date of its defined benefit plan assets and liabilities to coincide with its fiscal year end.

/s/ DELOITTE & TOUCHE LLP

Detroit, MI

March 3, 2010

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	December 31, 2009	December 31, 2008
ASSETS
Cash and cash equivalents	$149,802	$126,820
Accounts receivable, (net of allowance of $2,439 and $3,974)	290,098	175,344
Inventories (Note 4)	62,611	76,174
Deferred tax asset—current	4,762	6,102
Assets held for sale (Note 7)	6,008	—
Prepaid tooling and other	60,139	73,022

Total current assets	573,420	457,462

Property, plant and equipment, net (Note 4)	640,148	689,089
Goodwill (Note 3)	70,565	68,079
Deferred tax asset—non-current	15,009	3,696
Other assets	35,279	51,454

Total assets	$1,334,421	$1,269,780

LIABILITIES AND MEMBERS’ DEFICIT
Current maturities of long-term debt and capital lease obligations (Note 8)	$137,499	$102,816
Current maturities of long-term debt with affiliate (Note 8)	4,132	2,044
Accounts payable	333,773	244,090
Accrued liabilities	127,823	130,535

Total current liabilities	603,227	479,485

Long-term debt, net of current maturities (Note 8)	112,602	306,472
Long-term debt with affiliate, net of current maturities (Note 8)	399,776	199,776
Obligations under capital leases, net of current maturities (Note 8)	15,544	17,037
Deferred tax liability—non-current	13,917	18,245
Pension liability (Note 11)	78,730	88,852
Other non-current liabilities	86,869	93,222

Total non-current liabilities	707,438	723,604

Total liabilities	1,310,665	1,203,089

Commitments and contingencies (Note 17)

Redeemable preferred units, 10,000 units authorized and outstanding (Note 12)	170,915	155,216

Members’ equity:
Tower Automotive, LLC’s members’ equity: Common units, 8,500 units authorized and outstanding (Note 13)	12,595	12,289
Accumulated deficit	(144,955)	(60,932)
Accumulated other comprehensive loss (Note 4)	(54,363)	(75,427)

Total Tower Automotive, LLC’s members’ deficit	(186,723)	(124,070)

Noncontrolling interests in subsidiaries	39,564	35,545

Total members’ deficit	(147,159)	(88,525)

Total liabilities and members’ deficit	$1,334,421	$1,269,780

The accompanying notes are an integral part of these Consolidated Financial Statements.

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except per share amounts)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Five Months Ended December 31, 2007	Seven Months Ended July 31, 2007
Revenues	$1,634,405	$2,171,705	$1,086,075	$1,455,484
Cost of sales	1,536,752	1,991,325	970,514	1,325,854

Gross profit	97,653	180,380	115,561	129,630
Selling, general and administrative expenses	118,331	138,618	57,000	77,252
Amortization expense	2,784	2,969	1,231	—
Restructuring and related asset impairment charges, net (Note 6)	13,436	4,837	1,808	22,401

Operating income/(loss)	(36,898)	33,956	55,522	29,977
Interest expense	57,881	63,778	35,348	67,768
Interest income	982	3,588	1,297	2,283
Chapter 11 and related reorganization items (Note 3)	—	—	—	62,220
Other income, net (Note 8)	(33,661)	—	—	—

Income/(loss) before provision for income taxes and equity in earnings of joint ventures	(60,136)	(26,234)	21,471	(97,728)
Provision for income taxes (Note 10)	(1,104)	19,507	10,389	14,951

Income/(loss) before equity in earnings of joint ventures	(59,032)	(45,741)	11,082	(112,679)
Equity in earnings of joint ventures, net of tax (Note 5)	—	—	7,148	12,424

Income/(loss) from continuing operations	(59,032)	(45,741)	18,230	(100,255)
Loss from discontinued operations	—	—	—	(306)

Net income/(loss)	(59,032)	(45,741)	18,230	(100,561)
Less: Net income attributable to the noncontrolling interests	8,904	6,614	3,046	5,432

Net income/(loss) attributable to Tower Automotive, LLC*	$(67,936)	$(52,355)	$15,184	$(105,993)

Less: Preferred unit dividends	$(16,087)	$(14,940)	$(8,822)	$—

Income/(loss) available to common unit holders	$(84,023)	$(67,295)	$6,362	$(105,993)

Weighted average basic and diluted units/shares outstanding	8,500	8,500	8,500	58,807,000

Basic and diluted income/(loss) per unit attributable to Tower Automotive, LLC*:
Income/(loss) from continuing operations	$(9,885)	$(7,917)	$748	$(1.79)
Income/(loss) from discontinued operations	—	—	—	(0.01)

Income/(loss) per unit	$(9,885)	$(7,917)	$748	$(1.80)

*	Tower Automotive Inc. for the Predecessor period

The accompanying notes are an integral part of these Consolidated Financial Statements.

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Five Months Ended December 31, 2007	Seven Months Ended July 31, 2007
OPERATING ACTIVITIES:
Net income/(loss)	$(59,032)	$(45,741)	$18,230	$(100,561)
Adjustments required to reconcile net income/(loss) to net cash provided by operating activities:
Non-cash Chapter 11 and related reorganization expenses	—	—	—	38,672
Non-cash restructuring and asset impairment charges	—	—	1,861	23,627
Deferred income tax provision	(13,053)	(269)	3,226	4,967
Depreciation and amortization	147,705	170,267	61,323	90,460
Gain from debt repurchase/letter of credit reduction	(33,661)	—	—	—
Pension expense, net of contributions	(3,937)	(10,974)	(5,682)	—
Amortization of pension loss	1,835	—	—	—
Equity in earnings of joint ventures, net of tax	—	—	(7,148)	(12,424)
Change in working capital and other operating items	9,018	87,267	46,345	(26,472)

Net cash provided by operating activities	48,875	200,550	118,155	18,269

INVESTING ACTIVITIES:
Cash disbursed for purchases of property, plant and equipment	(85,995)	(116,620)	(57,115)	(53,367)
Net assets acquired, net of cash acquired	—	(10,200)	(769,139)	—
Proceeds from sale of joint venture investment	—	—	150,000	—

Net cash used in investing activities	(85,995)	(126,820)	(676,254)	(53,367)

FINANCING ACTIVITIES:
Proceeds from issuance of new term debt	—	—	608,146	—
Proceeds from letter of credit reduction	13,250	—	—	—
Repayments of term debt	(16,381)	(27,900)	(100,000)	—
Proceeds from issuance of common units	—	—	11,250	—
Proceeds from issuance of preferred units	—	—	213,750	—
Redemption of preferred units	—	—	(68,375)	—
Noncontrolling interest dividends	(4,866)	(8,038)	(838)	(4,675)
Preferred units dividends	(388)	(5,600)	(8,320)	—
Proceeds from borrowings	436,172	316,094	44,833	21,867
Repayments of borrowings	(375,501)	(306,843)	(49,009)	(30,242)
Financing costs	(1,488)	—	—	—
Proceeds from DIP credit facility	—	—	—	451,500
Repayments of DIP credit facility	—	—	—	(385,500)

Net cash provided by (used in) financing activities	50,798	(32,287)	651,437	52,950

Effect of exchange rate changes on cash and cash equivalents	9,304	(11,411)	3,450	—

NET CHANGE IN CASH AND CASH EQUIVALENTS	22,982	30,032	96,788	17,852
CASH AND CASH EQUIVALENTS:
Beginning of period	$126,820	$96,788	$—	$64,275

End of period	$149,802	$126,820	$96,788	$82,127

Supplemental Cash Flow Information:
Interest paid, net of amounts capitalized	$52,429	$61,187	$27,169	$58,285
Income taxes paid	$14,950	$18,739	$7,965	$11,903
Reorganization payments	$—	$—	$—	$21,103
Non-cash Investing and Financing Activities:
Capital expenditures in liabilities for purchases of property, plant and equipment	$24,396	$30,410	$20,737	$34,855
Cumulative preferred units accrued	$15,699	$9,339	$502	$—

The accompanying notes are an integral part of these Consolidated Financial Statements.

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY (DEFICIT)* AND REDEEMABLE PREFERRED UNITS

(Amounts in thousands, except per share data)

	Common Stock		Additional Paid- in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Tower Automotive, LLC’s Members’ Equity (Deficit)*	Noncontrolling Interest Amount	Total Members’ Equity (Deficit)*	Redeemable Preferred Units
	Units/ Shares	Amount				Shares	Amount				Units	Amount
Balance at January 1, 2007 (Predecessor)	66,646,838	$666	$682,031	$(1,308,906)	$12,861	(8,098,037)	$(49,324)	$(662,672)	$30,341	$(632,331)	—	$—
Restricted stock grants earned and forfeited	—	—	50	—	—	—	—	50	—	50	—	—
Net income/(loss)	—	—	—	(105,993)	—	—	—	—		—	—	—
Other comprehensive income/(loss):
Foreign currency translation adjustment (net of tax of $0)	—	—	—	—	11,438	—	—	—	—	—	—	—
Total comprehensive income/(loss)	—	—	—	—	—	—	—	(94,555)	7,610	(86,945)	—	—
Noncontrolling interest dividends	—	—	—	—	—	—	—	—	(4,675)	(4,675)	—	—
Adoption of the recognition provisions of FASB ASC 450	—	—	—	(336)	—	—	—	(336)	—	(336)	—	—

Balance at July 31, 2007 (Predecessor)	66,646,838	$666	$682,081	$(1,415,235)	$24,299	(8,098,037)	$(49,324)	$(757,513)	$33,276	$(724,237)	—	$—

Purchase accounting adjustments:
Cancellation of common stock, treasury stock and additional paid in capital	(66,646,838)	(666)	(682,081)	—	—	8,098,037	49,324	(633,423)	—	(633,423)	—	—
Elimination of predecessor retained deficit and other comprehensive income	—	—	—	1,415,235	(24,299)	—	—	1,390,936	—	1,390,936	—	—
Issuance of new equity interests in connection with purchase	8,500	11,250	—	—	—	—	—	11,250	—	11,250	10,000	213,750

Balance at August 1, 2007 (Successor)	8,500	$11,250	$—	$—	$—	—	$—	$11,250	$33,276	$44,526	10,000	$213,750

Net income	—	—	—	15,184	—	—	—				—	—
Other comprehensive income/(loss):
Foreign currency translation adjustment (net of tax of $0)	—	—	—	—	24,196	—	—	—	—	—	—	—
Defined benefit plans, net (net of tax of $0)	—	—	—	—	(2,432)	—	—	—	—	—	—	—
Unrealized loss on qualifying cash flow hedge (net of tax of $0)	—	—	—	—	(6,799)	—	—	—	—	—	—	—
Total comprehensive income	—	—	—	—	—	—	—	30,149	1,905	32,054	—	—
Redemption of preferred stock	—	—	—	—	—	—	—	—	—	—	—	(68,375)
Preferred unit dividends paid	—	—	—	(8,320)	—	—	—	(8,320)	—	(8,320)	—	—
Cumulative preferred units accrued	—	—	—	(502)	—	—	—	(502)	—	(502)	—	502
Noncontrolling interest dividends	—	—	—	—	—	—	—	—	(838)	(838)	—	—

Balance at December 31, 2007 (Successor)	8,500	$11,250	$—	$6,362	$14,965	—	$—	$32,577	$34,343	$66,920	10,000	$145,877

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY (DEFICIT)* AND REDEEMABLE PREFERRED UNITS—(Continued)

(Amounts in thousands, except per share data)

	Common Stock		Additional Paid- in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Tower Automotive, LLC’s Members’ Equity (Deficit)*	Noncontrolling Interest Amount	Total Members’ Equity (Deficit)*	Redeemable Preferred Units
	Units/ Shares	Amount				Shares	Amount				Units	Amount
Net income/(loss)	—	—	—	(52,355)	—	—	—				—	—
Other comprehensive income/(loss):
Foreign currency translation adjustment (net of tax of $0)	—	—	—	—	(15,455)	—	—	—	—	—	—	—
Defined benefit plans, net (net of tax of $0)	—	—	—	—	(65,156)	—	—	—	—	—	—	—
Unrealized loss on qualifying cash flow hedge (net of tax of $0)	—	—	—	—	(9,781)	—	—	—	—	—	—	—
Total comprehensive income/(loss)	—	—	—	—	—	—	—	(142,747)	9,240	(133,507)	—	—
Preferred unit dividends paid	—	—	—	(5,600)	—	—	—	(5,600)	—	(5,600)	—	—
Cumulative preferred units accrued	—	—	—	(9,339)	—	—	—	(9,339)	—	(9,339)	—	9,339
Noncontrolling interest dividends	—	—	—	—	—	—	—	—	(8,038)	(8,038)	—	—
Compensation expense	—	1,039	—	—	—	—	—	1,039	—	1,039	—	—

Balance at December 31, 2008 (Successor)	8,500	$12,289	$—	$(60,932)	$(75,427)	—	$—	$(124,070)	$35,545	$(88,525)	10,000	$155,216

Net income (loss)	—	—	—	(67,936)	—	—	—				—	—
Other comprehensive income/(loss):
Foreign currency translation adjustment (net of tax of $0)	—	—	—	—	12,470	—	—	—	—	—	—	—
Defined benefit plans, net (net of tax of $2.9 million)	—	—	—	—	4,565	—	—	—	—	—	—	—
Unrealized gain on qualifying cash flow hedge (net of tax of $2 million)	—	—	—	—	4,029	—	—	—	—	—	—	—
Total comprehensive income/(loss)	—	—	—	—	—	—	—	(46,872)	8,885	(37,987)	—	—
Preferred unit dividends paid	—	—	—	(388)	—	—	—	(388)	—	(388)	—	—
Cumulative preferred units accrued	—	—	—	(15,699)	—	—	—	(15,699)	—	(15,699)	—	15,699
Noncontrolling interest dividends	—	—	—	—	—	—	—	—	(4,866)	(4,866)	—	—
Compensation expense	—	306	—	—	—	—	—	306	—	306	—	—

Balance at December 31, 2009 (Successor)	8,500	$12,595	$—	$(144,955)	$(54,363)	—	$—	$(186,723)	$39,564	$(147,159)	10,000	$170,915

*	Predecessor Company refers to stockholders’ equity as the Predecessor Company was a public company with common stock outstanding

The accompanying notes are an integral part of these Consolidated Financial Statements.

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business

Tower Automotive, LLC and its subsidiaries (collectively referred to as the “Company” or “Tower Automotive” or the “Successor Company”) is a leading integrated global producer of engineered structural metal components and assemblies primarily serving automotive original equipment manufacturers, or OEMs, including Volkswagen Group, Fiat, Ford, Hyundai/Kia, Volvo, Renault/Nissan, Daimler, Chrysler, Toyota, BMW, Chery, and Honda. Products include body structures stampings, chassis structures (including frames), and complex welded assemblies for small and large cars, crossovers, pickups and SUVs. Including both 100% owned subsidiaries and majority owned subsidiaries, the Company has strategically located production facilities in the United States, Belgium, Germany, Italy, Slovakia, Poland, Brazil, South Korea, and China and are supported by engineering and sales locations in the United States, Belgium, Germany, Italy, Slovakia, Poland, Brazil, South Korea, Japan, China, and India.

Note 2. Basis of Presentation and Organizational History

As indicated in Note 3, Tower Automotive, Inc. (the “Predecessor Company”) along with 25 of its United States (“U.S.”) subsidiaries (collectively, the “Debtors”) each filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code (the “Bankruptcy Code”) in the U.S. Bankruptcy Court, Southern District of New York (the “Court”) on February 2, 2005. On July 11, 2007, the Court confirmed the Chapter 11 Reorganization Plan of the Debtors (the “Plan”) and approved the sale of substantially all of the Debtors’ assets to Tower Automotive, LLC, an affiliate of Cerberus Capital Management, L.P. The Plan became effective on July 31, 2007 (the “Effective Date”), and in connection therewith, the Debtors completed the sale of substantially all of their assets to Tower Automotive, LLC. Upon the Effective Date, all of the remaining assets of the Debtors were transferred to a Post-Consummation Trust. As a result of the foregoing, the Debtors collectively have no assets and have ceased all operations.

The Company allocated the purchase price to the assets acquired and liabilities assumed at the date of acquisition in conformity with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) No. 805, Business Combinations, (“FASB ASC No. 805”) as discussed separately in Note 3. As a result of the application of FASB ASC No. 805, the financial statements for periods before August 1, 2007 are not comparable with the financial statements for periods subsequent to August 1, 2007. References to “Successor Company” refer to Tower Automotive, LLC on or after August 1, 2007, after giving effect to the application of purchase accounting. References to “Predecessor Company” refer to Tower Automotive, Inc. on or before July 31, 2007.

The provisions in FASB ASC No. 852, Reorganizations, apply to the Debtors’ financial statements while the Debtors operated under the provisions of Chapter 11 of the Bankruptcy Code. FASB ASC No. 852 does not change the application of U.S. GAAP in the preparation of financial statements. However, FASB ASC No. 852 does require that the financial statements, for periods including and subsequent to the filing of the Chapter 11 petition, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the Predecessor Company.

Recent Accounting Pronouncements

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued new guidance codified in ASC No. 815, Derivatives and Hedging, which further expanded disclosure requirements. FASB ASC No. 815 requires additional disclosures regarding: (i) how and why an entity uses derivative instruments; (ii) how derivative instruments and related hedged items are accounted for; and (iii) how derivative instruments and related hedged items affect an entity’s financial position,

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

financial performance, and cash flows. The Company adopted this new guidance on January 1, 2009. For the additional information regarding the disclosures required by FASB ASC No. 815, see Note 9.

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued new guidance codified in ASC No. 810, Consolidation, to establish new standards that govern the accounting for and reporting of noncontrolling interests in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Also, FASB ASC No. 810 requires that (i) a noncontrolling interest, previously referred to as a minority interest, is reported as part of equity in the consolidated financial statements; (ii) losses are allocated to the noncontrolling interest even when such allocation might result in a deficit balance, reducing the losses attributed to the controlling interest; (iii) changes in ownership interests are treated as equity transactions if control is maintained; and (iv) upon a loss of control, any gain or loss on the interest sold will be recognized in earnings. The Company adopted this new guidance on January 1, 2009, which presentational aspects were retroactively applied to prior year presentation, and did not have a material impact on the Company’s financial statements. The Company’s financial statements and accumulated other comprehensive income discussion in Note 4 reflect the new presentation and updated disclosure requirements.

Fair Value Measurements

In September 2006, the FASB issued new guidance codified in ASC No. 820, Fair Value Measurements and Disclosures, which provides a consistent definition of fair value that focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. FASB ASC No. 820 requires expanded disclosures about fair value measurements and establishes a three-level hierarchy for fair value measurements based on the observability of inputs to the valuation of an asset or liability as of the measurement date. The standard also requires that a company consider its own non-performance risk when measuring liabilities carried at fair value, including derivatives.

The Company adopted this new guidance for financial assets and financial liabilities on January 1, 2008. The effect of the Company’s adoption of the new fair value guidance was not material. The Company adopted new fair value guidance for nonfinancial assets and nonfinancial liabilities (measured at fair value on a non-recurring basis) on January 1, 2009 the effect of which was not material.

Subsequent Events

In June 2009, the FASB issued new guidance codified in ASC No. 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, FASB ASC No. 855 defines (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The Company adopted this new guidance on June 30, 2009, which did not have a material impact on the Company’s financial statements. We evaluated subsequent events through the issuance of our consolidated financial statements on March 3, 2010.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles

In June 2009, the FASB issued new guidance which establishes the FASB Accounting Standards Codification as the sole source of authoritative generally accepted accounting principles. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Pursuant to the provisions of this new guidance, the Company has updated references to GAAP in its financial statements issued for all periods. The adoption of this new guidance did not impact the Company’s financial position or results of operations.

Transfers of Financial Assets

In June 2009, the FASB issued new guidance codified in ASC No. 860, Transfers and Servicing, to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement in transferred financial assets. This new guidance requires a determination of whether a transferor and all of the entities included in the transferor’s financial statements being presented have surrendered control over transferred financial assets, (ii) that a transferor recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of financial assets accounted for as a sale, and (iii) enhanced disclosures to provide greater transparency. The Company adopted this new guidance on December 31, 2009. The adoption of this new guidance did not impact the Company’s financial position or results of operations.

Note 3. Cerberus Acquisition and Chapter 11 Reorganization Proceedings and Going Concern

Successor Company

As indicated in Note 2, Tower Automotive, LLC completed the acquisition of the Debtors’ assets and liabilities on July 31, 2007. The acquisition was accounted for as a purchase in accordance with FASB ASC No. 805. The total purchase price of $779.3 million is net of cash acquired of $82.1 million and includes direct acquisition costs of approximately $27 million. The acquisition was recorded by allocating the purchase price to the assets acquired, including identifiable intangible assets which were primarily customer relationships, and liabilities assumed, based on their estimated fair values at the date of acquisition. The excess of the cost of the acquisition over the net amounts assigned to the fair value of the assets acquired and liabilities assumed is recorded as goodwill. The goodwill recorded is attributed to the Company’s European and South American reporting units. The amount allocated to goodwill reflects the benefits Tower Automotive, LLC expects to realize in the European and South American regions over the estimated fair value of the identifiable net assets in these regions and is not deductible for tax purposes. Supplemental Pro Forma disclosures are not included as the amounts are deemed immaterial.

Tower Automotive, LLC was formed on April 18, 2007 in connection with the acquisition of the Debtors’ assets and liabilities. The Company was capitalized through the issuance of new debt ($608.1 million), the issuance of common units ($11.3 million) and the issuance of preferred units ($213.8 million). See notes 12 and 13 to the Company’s consolidated financial statements. The common and preferred units were issued to funds and accounts associated with Cerberus Capital Management, L.P.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The final allocation of the purchase price for the acquisition was made to the following major opening balance sheet categories (in millions):

Current assets, net of cash	$580.5
Property, plant and equipment, net	771.3
Investments in joint ventures	142.8
Goodwill	64.8
Other non-current assets	104.4

Total assets acquired	1,663.8
Accounts payable	359.7
Accrued liabilities	132.1
Other non-current liabilities	119.9

Subtotal	611.7
Long-term debt and capital lease obligations, foreign	156.2
Other postretirement benefits	24.8
Pension benefits	37.9
Deferred transaction costs	16.8

Total debt and debt-like instruments assumed	235.7

Noncontrolling interest	37.1

Total liabilities and noncontrolling interest assumed	884.5

Cash paid in 2007	769.1
Deferred transaction costs paid in 2008	10.2

Net assets acquired, net of cash	$779.3

The change in the carrying amount of goodwill is set forth below on a segment and consolidated basis (in thousands):

	International	Americas	Consolidated
Balance at December 31, 2007	$77,768	$4,231	$81,999
Purchase accounting adjustments	(9,600)	—	(9,600)
Currency translation adjustment	(2,715)	(1,605)	(4,320)

Balance at December 31, 2008	65,453	2,626	68,079
Currency translation adjustment	1,626	860	2,486

Balance at December 31, 2009	$67,079	$3,486	$70,565

Predecessor Company

On February 2, 2005 (the “Petition Date”), the Debtors filed a voluntary petition for relief under the Bankruptcy Code in the United States Bankruptcy Court Southern District of New York. The cases were consolidated for administrative purposes. The filing was made necessary by customer pricing pressures, North American automotive production cuts, significantly higher material costs (primarily steel) and the termination of accelerated payment programs of certain customers adversely affecting the Debtors’ liquidity and financial condition, all of which raised substantial doubt as to the Predecessor Company’s ability to continue as a going concern. The Debtors operated their businesses as debtors-in-possession (“DIP”) pursuant to the Bankruptcy Code. An official committee of unsecured creditors was appointed.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pursuant to the provisions of the Bankruptcy Code, all actions to collect upon any of the Debtors’ liabilities as of the Petition Date or to enforce pre-petition date contractual obligations were automatically stayed. As a general rule, absent approval from the Bankruptcy Court, the Debtors were prohibited from paying pre-petition obligations. In addition, as a consequence of the Chapter 11 filing, pending litigation against the Debtors was generally stayed, and no party could take any action to collect pre-petition claims except pursuant to an order of the Bankruptcy Court. However, the Debtors requested that the Bankruptcy Court approve certain pre-petition liabilities, such as employee wages and benefits and certain other pre-petition obligations. After the filing, all orders sufficient to enable the Debtors to conduct normal business activities, including the approval of the Debtors’ DIP financing, were entered by the Bankruptcy Court.

The objectives of the Chapter 11 filing were to protect and preserve the value of the Debtors’ assets and to restructure and improve the Debtors’ operational and financial affairs in order to return to profitability. On July 11, 2007, the Court confirmed the Chapter 11 Reorganization Plan of the Debtors and approved the sale of substantially all of the Debtors’ assets to Tower Automotive, LLC, an affiliate of Cerberus Capital Management, L.P. The Plan became effective on July 31, 2007 (the “Effective Date”), and in connection therewith, the Debtors completed the sale of substantially all of their assets to Tower Automotive, LLC. Upon the Effective Date, all of the remaining assets of the Debtors not purchased by Tower Automotive, LLC were transferred to a Post-Consummation Trust. As a result of the foregoing, the Debtors collectively have no assets and have ceased all operations. The name of the Predecessor Company was also changed to TA Delaware, Inc. as of the Effective Date.

The Debtors incurred certain professional and other expenses directly associated with the bankruptcy proceedings. The Predecessor Company disbursed cash of approximately $21.1 million relating to these expenses during the seven months ended July 31, 2007. In addition, the Debtors made certain provisions to adjust the carrying value of certain pre-petition liabilities to reflect the Debtors’ estimate of allowed claims. Such costs were classified as Chapter 11 and related reorganization items in the accompanying Consolidated Statements of Operations for the seven months ended July 31, 2007 and consisted of the following (in thousands):

Predecessor
Seven Months Ended July 31, 2007
Professional fees directly related to the filing	$62,138
Estimated executory contract rejection damages	(6)
Other expenses and recoveries directly attributable to the Predecessor Company’s reorganization	88

Total	$62,220

Note 4. Significant Accounting Policies

Financial Statement Presentation

a. Principles of Consolidation

The consolidated financial statements include the accounts of Tower Automotive, LLC and domestic and foreign subsidiaries that are controlled. The Company’s share of earnings or losses of nonconsolidated affiliates are included in the consolidated operating results using the equity method of accounting when the Company is able to exercise significant influence over the operating and financial decisions of the affiliates. All intercompany transactions and balances have been eliminated upon consolidation.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Predecessor Company disposed of Tower Automotive Lansing, LLC as of December 31, 2006, which was classified as discontinued operations. For the seven months ended July 31, 2007, the Company recorded a $0.3 million loss in relation to the discontinued operations.

b. Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value. Substantially all of the Company’s cash is concentrated in a few financial institutions.

c. Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful receivables for estimated losses resulting from the inability of its trade customers to make required payments. The Company provides an allowance for specific customer accounts where collection is doubtful and also provides an allowance for customer deductions based on historical collection and write-off experience. Additional allowances would be required if the financial condition of the Company’s customers deteriorated. Bad debt expense is not material for any periods presented.

d. Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (“FIFO”) method. In addition, the Company uses a valuation account for inventory obsolescence, which has not been material for any periods presented. Maintenance, repair and non-productive inventory, which are considered consumables, are expensed when acquired in cost of sales. Inventories consist of the following (in thousands):

	December 31, 2009	December 31, 2008
Raw materials	$21,911	$30,210
Work in process	20,841	24,245
Finished goods	19,859	21,719

Total inventory	$62,611	$76,174

e. Tooling

Tooling represents costs incurred by the Company in the development of new tooling used in the manufacture of the Company’s products. All pre-production tooling costs, incurred for tools that the Company will not own and that will be used in producing products supplied under long-term supply agreements, are expensed as incurred unless the supply agreement provides the Company with the non-cancelable right to use the tools or the reimbursement of such costs is contractually guaranteed by the customer. At the time the customer awards a contract to the Company, the customer agrees to reimburse the Company for certain of its tooling costs.

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

When the part for which tooling has been developed reaches a production-ready status, the Company is reimbursed by its customer for the cost of the tooling at which time the tooling becomes the property of the customer. The Company has certain other tooling costs, which are capitalized and amortized over the life of the related product program, related to tools which the Company has the contractual right to use during the life of the supply arrangement. Company-owned tooling is included in prepaid tooling and other and customer-owned tooling is included in other assets in the Consolidated Balance Sheet. The components of capitalized tooling costs are as follows (in thousands):

	December 31, 2009	December 31, 2008
Customer-owned tooling	33,713	29,990
Company-owned tooling	5,492	6,914

Total	$39,205	$36,904

Any gain recognized, which is defined as the excess of reimbursement over cost, is amortized over the life of the program.

f. Property, Plant and Equipment

Property, plant and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives of assets as follows:

Buildings and improvements	32 to 40 years
Machinery and equipment	3 to 20 years

Leasehold improvements are amortized over the shorter of 10 years or the remaining lease term at the date of acquisition of the leasehold improvement.

Interest is capitalized during the preparation of facilities for product programs and is amortized over the estimated lives of the programs. Interest of $0.9 million, $0.6 million and $0.3 million was capitalized in 2009, 2008, and 2007, respectively.

Costs of maintenance and repairs are charged to expense as incurred in cost of sales. Spare parts are considered capital in nature when purchased during the initial investment of a fixed asset. Amounts relating to significant improvements, which extend the useful life or utility of the related asset, are capitalized and depreciated over the remaining life of the asset. Upon disposal or retirement of property, plant and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is recognized in the Consolidated Statements of Operations.

Property, plant and equipment consist of the following (in thousands):

	December 31, 2009	December 31, 2008
Cost:
Land	$87,774	$75,490
Buildings and improvements	164,529	167,484
Machinery and equipment	722,136	650,203
Construction in progress	55,604	66,271

	1,030,043	959,448
Less: accumulated depreciation	(389,895)	(270,359)

Property, plant, and equipment, net	$640,148	$689,089

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

g. Asset Retirement Obligations

FASB ASC No. 410, Asset Retirement and Environmental Obligations, requires the recognition of a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. An asset retirement obligation is a legal obligation to perform certain activities in connection with retirement, disposal or abandonment of assets. The fair value of a conditional asset retirement obligation should be recognized when incurred, generally upon acquisition, construction or development and through the normal operation of the asset. Uncertainty about the timing or method of settlement of a conditional asset retirement should be factored into the measurement of the liability. The liability is measured at discounted fair value and is adjusted to its present value in subsequent periods. The Company’s asset retirement obligations are primarily associated with renovating, upgrading, and returning leased property to the lessor in accordance with the requirements of the lease.

Asset retirement obligations are included in other long-term liabilities and accrued liabilities in the Consolidated Balance Sheet. The following table reconciles our asset retirement obligations as of December 31, 2009 and 2008 (in thousands):

	December 31, 2009	December 31, 2008
Asset retirement obligation as of January 1	$13,106	$14,820
Accretion expense	1,127	1,048
Liabilities settled	(1,327)	(2,762)

Asset retirement obligation as of December 31	$12,906	$13,106

h. Impairment of Long-Lived Assets

The Company monitors its long-lived assets for impairment indicators on an ongoing basis in accordance with FASB ASC No. 360, Property, Plant, and Equipment. If impairment indicators exist, the Company performs the required analysis and records impairment charges. In conducting its analysis, the Company compares the undiscounted cash flows expected to be generated from the long-lived assets to the related net book values. If the undiscounted cash flows exceed the net book value, the long-lived assets are considered not to be impaired. If the net book value exceeds the undiscounted cash flows, an impairment loss is measured and recognized. An impairment loss is measured as the difference between the net book value and the fair value of the long-lived assets. Fair value is estimated based upon discounted cash flow analyses. Cash flows are estimated using internal budgets based on recent sales data, independent automotive production volume estimates and customer commitments, as well as assumptions related to discount rates. Changes in economic or operating conditions impacting these estimates and assumptions could result in the impairment of long-lived assets. Refer to Note 6 for discussion of impairment charges for the periods presented.

Long-lived assets held for sale are recorded at the lower of their carrying amount or estimated fair value less cost to sell.

i. Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of net assets acquired. Goodwill is not amortized but is tested for impairment on at least an annual basis. In accordance with FASB ASC No. 350, Intangibles—Goodwill and Other, goodwill is reviewed for impairment utilizing a two-step process. The first step of the impairment test requires the identification of the reporting units, and comparison of the fair value of each of these reporting units to the respective carrying value. The Company defines its reporting units as

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Europe, Asia, North America, and South America. The recoverability of goodwill is evaluated at the following reporting units for which goodwill exists: Europe and South America. These reporting units exist at a lower level than our reportable segments. If the carrying value is less than the fair value, no impairment exists and the second step is not performed. In the second step, the impairment is computed by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. FASB ASC No. 350 requires goodwill to be tested for impairment annually at the same time every year, and when an event occurs or circumstances change such that it is reasonably possible that impairment may exist. The annual impairment test is performed at year end.

The Company utilizes an income approach to estimate the fair value of each of its reporting units. The income approach is based on projected debt free cash flow which is discounted to the present value using discount factors that consider the timing and risk of cash flows. The Company believes that this approach is appropriate because it provides a fair value estimate based upon the reporting units’ expected long-term operating cash flow performance. This approach also mitigates the impact of cyclical trends that occur in the industry. Fair value is estimated using recent automotive industry and specific platform production volume projections, which are based on internally-developed forecasts, as well as commercial, wage and benefit, inflation and discount rate assumptions. Other significant assumptions include terminal value growth rates, terminal value margin rates, future capital expenditures, known restructuring actions, and changes in future working capital requirements. While there are inherent uncertainties related to the assumptions used and to management’s application of these assumptions to this analysis, the Company believes that the income approach provides a reasonable estimate of the fair value of its reporting units. However, the Company’s assumptions and estimates may differ significantly from actual results. The Company also uses a second approach, which is the market multiple approach, to test the reasonableness of the income approach.

The Company’s 2009 and 2008 annual goodwill impairment analysis, completed as of each year end, indicated that the carrying value of the Europe and South America reporting units was less than the respective fair values; thus, no impairment existed at either date.

The Company has certain intangible assets that are related to customer relationships. These intangible assets have definite lives and are amortized on a straight-line basis, which approximates the recognition of related revenue, over the estimated lives of the related assets. The intangible assets are recorded in other non-current assets. The Company anticipates amortization expense of $2.8 million for each of the next four and a half years. The Company has incurred amortization expense of $2.8 million and $3 million, respectively, for the years ended December 31, 2009 and 2008. The following table presents information about the intangible assets of the Company at December 31, 2009 and 2008, respectively (in thousands):

		Year Ended December 31, 2009		Year Ended December 31, 2008
	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible:
Europe	7 years	$14,664	$5,074	$14,508	$3,034
Brazil	7 years	5,790	1,911	4,725	1,166

Total		$20,454	$6,985	$19,233	$4,200

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

j. Fair Value of Financial Instruments

Fair value is generally determined based on quoted market prices in active markets for identical assets or liabilities. If quoted market prices are not available, the Company uses valuation techniques that place greater reliance on observable inputs and less reliance on unobservable inputs. In measuring fair value, the Company may make adjustments for risks and uncertainties, if a market participant would include such an adjustment in its pricing.

FASB ASC No. 820 establishes a fair value hierarchy that distinguishes between assumptions based on market data, referred to as observable inputs, and the Company’s assumptions, referred to as unobservable inputs. Determining where an asset or liability falls within that hierarchy depends on the lowest level input that is significant to the fair value measurement as a whole. An adjustment to the pricing method used within either level 1 or level 2 inputs could generate a fair value measurement that effectively falls in a lower level in the hierarchy. The hierarchy consists of three broad levels as follows:

Level 1:	Quoted market prices in active markets for identical assets and liabilities;

Level 2:	Inputs other than level 1 inputs that are either directly or indirectly observable; and

Level 3:	Unobservable inputs developed using our estimates and assumptions, which reflect those that market participants would use.

At December 31, 2009, the carrying value and estimated fair value of the Company’s long-term debt was $651.9 million and $651.9 million, respectively. At December 31, 2008, the carrying value and estimated fair value of the Company’s long-term debt was $608.8 million and $282.3 million, respectively. The majority of the Company’s long-term debt is owned by an affiliate of the preferred unit holder, which is classified as a level 3 measurement. We value the debt using significant unobservable inputs. The fair value was determined based on the estimated fair value of comparable instruments with quoted active market values.

The Company is party to certain derivative financial instruments, which are all classified as level 2 measurements determined using significant other observable inputs (See Note 9).

The carrying amounts of cash and cash equivalents and accruals approximate fair value because of the short maturity of these instruments.

k. Derivative Financial Instruments

Periodically, the Company uses derivative financial instruments to manage the risk that changes in interest rates will have on the amount of future interest payments. Interest rate swap contracts are used to adjust the proportion of total debt that is subject to variable and fixed interest rates. The Company is not a party to leveraged derivatives and does not enter into derivative financial instruments for trading or speculative purposes. Under FASB ASC No. 815, Derivatives and Hedging, all derivatives are recorded at fair value and the changes in fair value are immediately included in earnings if the derivatives do not qualify as effective cash flow hedges. If a derivative is a fair value hedge, then changes in the fair value of the derivative are offset against the changes in the fair value of the underlying hedged item. If a derivative is a cash flow hedge, then changes in the fair value of the derivative are recognized as a component of accumulated other comprehensive income until the underlying hedged item is recognized in earnings.

The Company formally documents hedge relationships, including the identification of the hedging instruments and the hedged items, as well as the risk management objectives and strategies for undertaking the hedge transaction. Effective hedges are recorded at fair value in other long-term liabilities with a corresponding offset to accumulated other comprehensive income in the Consolidated Balance Sheet. This process includes

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

linking derivatives that are designated as hedges of specific assets, liabilities, firm commitments or forecasted transactions. The Company also formally assesses, both at inception and at least quarterly thereafter, whether a derivative used in a hedging transaction is highly effective in offsetting changes in either the fair value or cash flows of the hedged item. The Company will discontinue hedge accounting when it is determined that a derivative ceases to be a highly effective hedge. For the period ended December 31, 2007, the Company entered into two cash flow hedges, which are considered effective, and a $6.8 million loss was recorded in other comprehensive income. During 2008 and 2009, the Company recorded an incremental loss of $9.8 million and a pre-tax gain of $6 million (net of tax of $4 million), respectively, in other comprehensive income. Refer to Note 9 for further discussion.

l. Revenue Recognition

The Company recognizes revenue once the criteria in FASB ASC No. 605, Revenue Recognition, have been met. These criteria are that persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company’s price to the buyer is fixed or determinable, and collectability is reasonably assured.

The Company recognizes revenue as its products are shipped to its customers at which time title and risk of loss pass to the customer. The Company participates in certain customers’ steel repurchase programs. Under these programs, the Company purchases steel directly from a customer’s designated steel supplier for use in manufacturing products. The Company takes delivery and title to such steel and bears the risk of loss and obsolescence. The Company invoices its customers based upon annually negotiated selling prices, which inherently include a component for steel under such repurchase programs. For sales for which the Company participates in a customer’s steel repurchase program, revenue is recognized on the entire amount of such sale, including the component for purchases under that customer’s steel repurchase program.

The Company enters into agreements to produce products for its customers at the beginning of a given vehicle program life. Once such agreements are entered into by the Company, fulfillment of the customers’ purchasing requirements is the obligation of the Company for the entire production period of the vehicle programs, which range from three to ten years, and generally the Company has no provisions to terminate such contracts. Additionally, the Company tracks the aging of uncollected billings and adjusts its accounts receivable allowance on a quarterly basis as necessary based on its evaluation of the probability of collection. The adjustments the Company has made due to the write-off of uncollectible amounts have been negligible.

m. Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company records net deferred tax assets to the extent it believes that these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. Valuation allowances have been recorded where it has been determined that it is more likely than not the Company will not be able to realize the net deferred tax assets. Due to the significant judgment involved in determining whether deferred tax assets will be realized, the ultimate resolution of these items may be materially different from the previously estimated outcome.

Pursuant to ASC 740, the Company has allocated a tax benefit of $4.9 million to continuing operations due to the gain in other comprehensive income offsetting a portion of the losses from continuing operations. There is a corresponding tax provision of $4.9 million charged to other comprehensive income.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reserves for taxes are established for taxes that may become payable in future years as a result of audits by tax authorities. These tax reserves are reviewed as circumstances warrant and adjusted as events occur that affect our potential liability for additional taxes, such as conclusion of tax audits, identification of new issues, changes in federal or state laws or interpretations of the law.

n. Segment Reporting

The Company determines its reportable segments based on the guidance in FASB ASC 280. The Company defines its operating segments as components of its business where separate financial information is available and is routinely evaluated by management. Management reviews financial information based on four operating segments: Europe, Asia, North America, and South America. The Company aggregates the four operating segments into two reportable segments consistent with the aggregation criteria in FASB ASC 280 as the Company’s operations have similar economic characteristics, and share fundamental characteristics including the nature of the products, production processes, customers, and distribution channels. The Company’s two reportable segments are the Americas, consisting of North and South America, and International, consisting of Europe and Asia. See Note 16 for further discussion.

o. Foreign Currency Translation

The functional currency of the Company’s foreign operations is the local currency in which they operate. Assets and liabilities of the Company’s foreign operations are translated into U.S. dollars using the applicable period end rates of exchange. Results of operations are translated at applicable average rates prevailing throughout the period. Translation gains or losses are reported as a separate component of accumulated other comprehensive income in the accompanying Consolidated Statements of Members’ Equity / (Deficit) and Redeemable Preferred Units. Gains and losses resulting from foreign currency transactions, the amounts of which are not material in all periods presented, are included in net income / (loss).

p. Exit or Disposal Activities

Costs to idle, consolidate, or close facilities and provide postemployment benefits to employees on an other than temporary basis are accrued based on management’s best estimate of the wage and benefit costs that will be incurred. Costs related to idlings of employees that are expected to be temporary are expensed as incurred. Costs to terminate a contract without economic benefit to the Company are expensed at the time the contract is terminated. One-time termination benefits that are not subject to contractual arrangements provided to employees who are involuntarily terminated are recorded when management commits to a detailed plan of termination, that plan is communicated to employees, and actions required to complete the plan indicate that significant changes are not likely. If employees are required to render service until they are terminated in order to earn termination benefits, the benefits are recognized ratably over the future service period.

q. Accumulated Other Comprehensive Income / (Loss) (OCI)

The components of accumulated other comprehensive income / (loss), net of tax, in members’ equity is as follows (in thousands):

	December 31, 2009	December 31, 2008
Foreign currency translation	$21,211	$8,741
Defined benefit plans, net	(63,023)	(67,588)
Unrealized gain/(loss) on qualifying cash flow hedge	(12,551)	(16,580)

Total accumulated other comprehensive income (loss)	$(54,363)	$(75,427)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of comprehensive income attributable to the noncontrolling interests, net of tax, is as follows (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Five months Ended December 31, 2007	Seven Months Ended July 31, 2007
Net income attributable to the noncontrolling interests	$8,904	$6,614	$3,046	$5,432
Foreign currency translation adjustment	(19)	2,626	(1,141)	2,178

Total comprehensive income attributable to the noncontrolling interests	$8,885	$9,240	$1,905	$7,610

r. Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Generally, matters subject to estimation and judgment include amounts related to accounts receivable realization, inventory obsolescence, fair value measurements, pension and other postretirement benefit plan assumptions, restructuring reserves, self-insurance accruals, asset valuation reserves and accruals related to environmental remediation costs, asset retirement obligations and income taxes. Actual results may differ from those estimates and assumptions, and changes in such estimates and assumptions may affect amounts reported in future periods.

s. Accounting Standards Not Yet Adopted

The FASB has not published any accounting standards affecting the Company that the Company has not yet adopted as of December 31, 2009.

Note 5. Investments in Joint Ventures

In December of 2007, the Company sold its 40% ownership interest in Metalsa S. de R.L. (“Metalsa”) to our joint venture partner, Promotora de Empresas Zano, S.A. de C.V. (“Proeza”). The sale of our interest generated cash proceeds of $150 million, which approximated book value; therefore, there was no gain or loss on the sale. The Company has no other non-consolidated affiliates.

Metalsa is the largest supplier of vehicle frames and structures in Mexico. In addition, the Company and Metalsa had a technology sharing arrangement, which was terminated at the time of the sale. Metalsa has manufacturing facilities in Monterrey, Saltillo and San Luis Potosi, Mexico and Roanoke, Virginia.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized financial information for Metalsa is as follows (in thousands):

Year Ended December 31, 2007
Condensed Statement of Earnings
Revenues	$675,787
Gross Profit	141,955
Operating income	71,281
Net income	51,946

The Company did not purchase components from Metalsa during 2009, 2008, or 2007. The Company received technology fees from Metalsa of $5.2 million and $3.4 million during the seven months ended July 31, 2007 and the five months ended December 31, 2007, respectively. The Company did not receive any such fees during 2009 or 2008.

Note 6. Restructuring and Asset Impairment Charges

The Company has executed various restructuring plans and may execute additional plans in the future to realign manufacturing capacity to prevailing global automotive production and to improve the utilization of remaining facilities. Estimates of restructuring charges are based on information available at the time such charges are recorded. Due to the inherent uncertainty involved in estimating restructuring expenses, actual amounts paid for such activities may differ from amounts initially recorded. Accordingly, the Company may record revisions of previous estimates by adjusting previously established reserves.

Restructuring Charges

Restructuring charges and asset impairments include the following (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Five Months Ended December 31, 2007	Seven Months Ended July 31, 2007
International	$12,619	$1,427	$2,395	$896
Americas	817	3,410	(587)	21,505

Total	$13,436	$4,837	$1,808	$22,401

The Company incurred restructuring expense of $20.3 million and $13.9 million, respectively, during the years ended December 31, 2009 and 2008, which were offset by $6.9 million and $9.1 million, respectively, of other restructuring income. The Company incurred restructuring expense of $8.6 million during the five months ended December 31, 2007, which was offset by $6.8 million of other restructuring income. The Predecessor Company incurred restructuring expense of $30.3 million during the seven months ended July 31, 2007, which was offset by $7.9 million of other restructuring income.

The other restructuring income was related to the cancellation of an old customer program relating to the Company’s closed facility in Milwaukee, Wisconsin. This income was recorded in the Americas segment. As of June 30, 2009, all recoveries had been received.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The charges incurred during 2009, 2008, and 2007 primarily related to the following actions:

2009 Actions

In July 2009 in the International segment, the Company announced the closure of its press shop in Bergisch Gladbach, Germany. This closure impacted 57 employees, who ceased employment with the Company in October 2009. Total estimated costs of the closure of this facility are $10.2 million which is comprised of $9.1 million of severance costs and $1.1 million of other exit costs. The Company recorded the entire charge of $10.2 million during 2009 related to the closure of the Bergisch press shop. The additional charges incurred in 2009 in both the International and Americas segments relate to other severance costs, ongoing maintenance of facilities closed as a result of prior actions, and an additional impairment charge on an asset held for sale.

2008 Actions

In September 2008 in the Americas segment, the Company announced certain restructuring activities in its North American operations. The Company announced the closure of its Traverse City, Michigan facility. This closure impacted approximately 360 employees. The costs of the Traverse City, Michigan facility closure were recognized over the required service period of the employees through April 2009. Charges of $4 million and $4.5 million, respectively, were recognized during the years ended December 31, 2009 and 2008 for a cumulative charge of $8.5 million. The charges incurred during 2009 were comprised of $0.1 million of severance costs, $1.8 million for an additional impairment charge on the facility, and $2.1 million of other exit costs. The charges incurred during 2008 were comprised of $4.4 million of severance costs and $0.1 million of other exit costs.

2007 Actions

During 2007 in the Americas segment, the Company announced the closure of certain facilities in its North American operations in an effort to realign capacity with demand during bankruptcy. The Company closed its Kendallville, Milan, Granite City, and Upper Sandusky facilities and incurred restructuring and asset impairment charges of $20.9 million relating to these closures.

Restructuring Reserve

The table below summarizes the activity in the accrual, reflected in accrued liabilities, for the above-mentioned actions through December 31, 2009 (in thousands):

	International	Americas	Consolidated
Balance at December 31, 2007	$2,226	$1,105	$3,331
Payments	(610)	(2,097)	(2,707)
Increase in liability	739	6,317	7,056
Adjustment to liability	—	(449)	(449)

Balance at December 31, 2008	2,355	4,876	7,231
Payments	(3,458)	(3,755)	(7,213)
Increase in liability	9,290	323	9,613
Adjustment to liability	—	117	117

Balance at December 31, 2009	$8,187	$1,561	$9,748

Except as disclosed in the table above, the Company does not anticipate incurring additional material cash charges associated with the actions described above. The increase in the liability above does not agree with the restructuring charges in the table above as certain items are expensed as incurred related to the actions described.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The liability increased during 2009 primarily due to new restructuring actions taken in the Company’s International operations. The increases to the liability primarily related to involuntary employee termination benefits. Of the $9.7 million restructuring reserve accrued as of December 31, 2009, the majority is expected to be paid in 2010. The liability increased during 2008 primarily due to restructuring actions taken in the Company’s Americas operations. The increases to the liability primarily related to involuntary employee termination benefits which have now all been paid.

During the years ended December 31, 2009 and 2008, the Company incurred severance payments related to prior accruals in North America of $3.1 million and $1.2 million, Europe of $2.4 million and $0.6 million, Asia of $1 million and $0 million, and Brazil of $0.7 million and $0.9 million, respectively.

The majority of the Company’s restructuring actions in 2009, 2008, and the 2007 Successor period related to severance payments and facility lease costs, with $1.8 million of asset impairments in 2009. The majority of the Predecessor Company’s 2007 restructuring actions were for asset impairments of approximately $21 million.

Note 7. Assets Held for Sale

The Company has two locations that are considered held for sale in accordance with FASB ASC No. 360. The two locations are Gunpo, South Korea and Traverse City, Michigan. Production ceased at the Traverse City location during the second quarter of 2009 and the Gunpo facility is an office building. The Company’s management has demonstrated intent to sell these locations by listing the properties with local real estate agencies at prices deemed reasonable in comparison to their respective fair values; thus, the Company expects to sell these locations within one year. Accordingly, the Company has recorded these locations at fair value, ceased depreciation on them, and classified them as held for sale. The following table summarizes assets held for sale by category (in thousands):

December 31, 2009
Land	$2,868
Building	3,140

Total	$6,008

Note 8. Debt

Long-Term Debt

Long-term debt consists of the following (in thousands):

	December 31, 2009	December 31, 2008
First lien term borrowings, due July 31, 2013	$471,033	$502,408
Revolving credit facility	24,500	—
Other foreign subsidiary indebtedness	156,403	106,410

Total debt	651,936	608,818
Less current maturities	(139,558)	(102,570)

Long-term debt	$512,378	$506,248

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The current maturities do not include capital lease obligations of $2.1 million and $2.3 million as of December 31, 2009 and 2008.

Future maturities of long-term debt as of December 31, 2009 are as follows (in thousands):

2010	$139,558
2011	13,618
2012	42,183
2013	456,577
2014	—
Thereafter	—

Total	$651,936

Successor Debt

First Lien Term Loan

As of December 31, 2009, the outstanding principal balance on the U.S. Dollar and Euro tranches was $204.3 million and $266.7 (or €186.3) million, respectively. The interest rates in effect as of December 31, 2009 were 4.56% and 4.86% on the U.S. Dollar and Euro tranches, respectively. Refer to Note 15 for related party discussion.

Second Lien Term Loan

On January 31, 2008 and May 5, 2008, the Company elected to make $10 million and $17.9 million early payments of the second lien term loan, respectively. The payments were made in accordance with Amendment No.1 to the second lien term loan, and therefore, the Company did not incur an early payment penalty. With the May 5, 2008 payment, the second lien term loan was repaid in full.

Revolving Credit Facility

Advances under the revolving credit facility bear interest at a base rate plus a margin or LIBOR plus a margin. The applicable margins are determined by the average availability under the revolving credit facility over the preceding three months. The applicable margins as of December 31, 2009 were 0.75% and 1.75% for base rate and LIBOR based borrowings, respectively. As of December 31, 2009 there was $100.3 million of borrowing availability under the revolving credit facility of which $24.5 million of borrowings and $0.3 million of letters of credit were outstanding.

The revolving credit facility is secured by (1) a first-priority lien on all accounts receivable, inventory, cash, investments and property, plant and equipment of the U.S. Borrower and guarantors, (2) a second-priority pledge of 65% of any voting and 100% of any non-voting equity interests held in any foreign subsidiary by the U.S. Borrower and guarantors, and (3) a second-priority lien on all other tangible and intangible assets of the U.S. Borrower and guarantors.

Letter of Credit Facility

The letter of credit facility, which is part of the first lien term loan agreement, is fully cash collateralized by third parties for purposes of replacing or backstopping letters of credit outstanding at the time of the original

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

acquisition by Cerberus. The cash collateral was deposited by such third parties in a deposit account, and the Company has no right, title or interest in the deposit account. On April 8, 2009, the letter of credit facility was reduced by $30 million from $60 million to $30 million. On September 30, 2009, the letter of credit facility was reduced by $2.5 million from $30 million to $27.5 million. As of December 31, 2009, the outstanding letters of credit under the letter of credit facility were $27.3 million. Applicable fees were initially 4.25% of the aggregate letters of credit outstanding for commissions and fronting fees and a deposit fee of 0.15% based on the amount of the cash collateral deposit.

As of December 31, 2009, the weighted average interest rate of the Company’s credit facilities (first lien term loan and revolving credit facility) was 4.59%. The Company incurred interest expense related to the amortization of debt issue costs of $3.5 million and $2.9 million during the years ended December 31, 2009 and December 31, 2008, respectively. The Successor Company and the Predecessor Company incurred interest expense related to the amortization of debt issue costs of $3.7 million and $10.5 million during the five months ended December 31, 2007 and the seven months ended July 31, 2007, respectively.

Amendment

During the first quarter of 2009, the Company reached an agreement to amend certain terms of its revolving credit facility, first lien term loan agreement, and letter of credit facility. As part of the amendment, the Company agreed to reduce the $200 million revolving credit facility to $150 million.

The amendment also allowed the Company to redeem a portion of its letter of credit facility for cash. On April 8, 2009, the Company received cash proceeds of $12 million, in exchange for a $30 million reduction of the letter of credit facility from $60 million to $30 million. A gain of $11.5 million, net of fees, was recognized as other income as a result of this transaction. In addition, the Company had the ability to redeem up to an additional $10 million of the letter of credit facility by the end of the third quarter of 2009. On September 30, 2009, the Company received cash proceeds of $1.2 million, in exchange for a $2.5 million reduction of the letter of credit facility to decrease the facility from $30 million to $27.5 million. A gain of $1.2 million, net of fees, was recognized as other income as a result of this transaction.

Also pursuant to the amendment, the Company was required to use the proceeds from the first letter of credit reduction to repurchase a portion of the U.S. tranche of the first lien term loan. The amendment provides the Company with an eighteen-month window to repurchase the first lien term loans up to an aggregate of $50 million in cash. On May 1, 2009, the Company agreed to a tender offer to repurchase $32.9 million of the first lien term loan using the net proceeds from the letter of credit facility reduction. On May 6, 2009, the Company executed the agreement by transferring $11.5 million to complete the transaction, which resulted in a net gain of $20.9 million after fees, recognized as other income.

These actions assisted the Company in remaining compliant with debt covenants during 2009.

Other Foreign Subsidiary Indebtedness

As of December 31, 2009, other foreign subsidiary indebtedness of $156.4 million consists primarily of borrowings in South Korea of $114 million, receivable factoring in Europe of $29.1 million, and borrowings in Brazil of $13.3 million.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

South Korea

The Company has borrowings in South Korea of $114 million which have interest rates ranging from 3.95% to 9.96%. The majority of these borrowings are subject to annual renewal. Substantially all of the assets of the Company’s South Korean subsidiary serve as collateral.

During the second quarter of 2009, the Company obtained commitments of $21 million (KRW 24.5 billion) from two local banks and through participation in the South Korean government’s Collateralized Bond Obligation program. As of December 31, 2009, the Company has drawn $19.3 million (KRW 22.5 billion) against these new commitments, leaving $1.7 million (KRW 2 billion) undrawn and available. This new debt is primarily unsecured and has maturities of between one and three years, with an average maturity of 2.3 years.

During the third quarter of 2009, the Company obtained new term loan financing from a local bank in South Korea of $4.3 million (KRW 5 billion) at face value. The Company used $2.1 million (KRW 2.4 billion) of the proceeds to repay a portion of an existing, higher interest rate term loan at another local bank at face value. The Company did not incur an early payment penalty. The remainder of the proceeds is to be used to support increased inter-company sales from the Company’s South Korean tool shop to overseas affiliates. This new debt is unsecured and has a one year maturity.

During the fourth quarter of 2009, the Company obtained $7.9 million (KRW 9.2 billion) of new loans. The proceeds were used to refinance maturing higher cost loans at face value. The Company also extended by one year the maturity of $9.4 million (KRW 11 billion) of loans previously scheduled to mature in the quarter.

Brazil

The Company obtained new term loan financing of $16.1 million (R$ 28 million) in its Brazilian operations in January 2009. This new credit was provided through bilateral agreements with three local banks. All loans have a duration of one year or less, are secured by certain fixed and current assets, and bear interest rates ranging from 12.7% to 18.85% per annum. Periodic interest and principal payments are required. During June 2009, one of the banks provided a new $2.3 million (R$ 4 million) loan to replace principal payments that had occurred since January. Throughout the year, the banks provided new loans to replace principal payments that had occurred since January; $2.3 million, $5.7 million, and $4.6 million (R$ 4 million, R$ 10 million, and R$ 8 million), respectively, in June, October, and November of 2009. As of December 31, 2009, the aggregate balance outstanding is $13.3 million (R$ 23.2 million).

Italy

During the second quarter of 2009, local banks in Italy increased the receivable factoring facilities available to the Company by $21 million (€14.7 million). As of December 31, 2009, the receivable factoring facilities available to the Company are $39.2 million (€27.4 million). These are uncommitted, demand facilities which are subject to termination at the discretion of the banks, and bear interest rates based on the average 3 month EURIBOR plus a spread ranging from 1.45% to 2.00%. The effective rates as of December 31, 2009 ranged from 2.16% to 2.71% per annum. Any receivable factoring under these facilities is with recourse, and is secured by the accounts receivable factored. These receivable factoring transactions are recorded in the Company’s Consolidated Balance Sheet in current maturities of long term debt.

Generally, borrowings of foreign subsidiaries are made under credit agreements with commercial lenders and are used to fund working capital and other operating requirements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capital Leases

The Company had capital lease obligations of $17.6 million and $19.3 million as of December 31, 2009 and December 31, 2008, respectively. Property under capital leases was $25.2 million and $24.6 million with $4.1 million and $2.4 million of accumulated depreciation as of December 31, 2009 and December 31, 2008, respectively.

As of December 31, 2009, the Company believes that it is in full compliance with the financial covenants that govern its credit agreements.

Predecessor Debt

Chapter 11 Impact

Under the terms of the Predecessor Company’s pre-petition credit agreement, the Chapter 11 filing created an event of default. Upon the Chapter 11 filing, the lenders’ obligation to loan additional money to the Predecessor Company terminated, the outstanding principal of all obligations became immediately due and payable and the Debtors were required to immediately deposit funds into a collateral account to cover the outstanding amounts under the letters of credit issued pursuant to the credit agreement. Outstanding obligations under the credit agreement amounted to $425 million, which were refinanced through debtor-in-possession financing.

In addition, the Chapter 11 filing created an event of default under the Predecessor Company’s Convertible Debentures, Senior Notes, Senior Euro Notes and the Subordinated Debentures (see Note 3).

Pursuant to FASB ASC No. 852, Reorganizations, the Predecessor Company ceased recognizing interest expense on its Convertible Debentures, Senior Notes, Senior Euro Notes and the Subordinated Debentures effective February 2, 2005. Contractual interest not accrued during the period from January 1, 2007 through July 31, 2007 was $43.2 million.

The debt of the Predecessor Company’s foreign subsidiaries was not subject to compromise in the bankruptcy proceedings as the Predecessor Company’s operating foreign subsidiaries were not included in the Chapter 11 filing.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9. Derivative Financial Instruments

The Company was required by its credit agreements to enter into two interest rate swap agreements during the third quarter of 2007. These derivative agreements effectively fix interest rates on a portion of the Company’s European and U.S. first lien term loan tranches at 5.06% and 4.62%, respectively, and qualify for cash flow hedge accounting treatment under FASB ASC No. 815, Derivatives and Hedging. The swaps were designated as hedging instruments to offset the changes in cash flows resulting from changes in interest rates on this variable rate debt through August 31, 2010. Under FASB ASC No. 815, each swap is recorded as a cash flow hedge in which the fair value is recorded as an asset or liability and the changes in the fair value are recorded as a component of other comprehensive income. Periodic measurement of hedge effectiveness is performed quarterly. Any changes in the effective portion of these derivatives are recorded as a component of accumulated other comprehensive income (loss), a component of members’ equity, while any ineffective portion will be recorded in earnings and reflected in the consolidated statement of income as part of interest expense. The following table presents the notional amount of interest rate swaps by class (in thousands):

Financial Instruments	Hedge Type	Notional Amount	Start Date	Maturity Date
Floating to fixed	Cash Flow	$182,500	8/31/2007	8/31/2010
Floating to fixed	Cash Flow	€100,000	8/31/2007	8/31/2010

During 2009, a pre-tax gain of $6 million was recorded in other comprehensive income relating to the two cash flow hedges. As of December 31, 2009, no ineffective portion exists and the fair values of these derivatives are recorded as a liability of $10.6 million in the Company’s Consolidated Balance Sheet in accrued liabilities. A $9.8 million loss was recorded in other comprehensive income at December 31, 2008 and a corresponding liability of $16.6 million was recorded in the Company’s Consolidated Balance Sheet. The fair value of our interest rate swaps was determined based on third-party valuation models. As the swaps are still outstanding and effective hedges, amounts transferred from accumulated other comprehensive income to net income / (loss) for the periods presented were not significant. The swaps will settle in 2010; therefore, the amount currently recorded in accumulated other comprehensive income / (loss) of $12.5 million will be reclassified to net income / (loss) in 2010.

Note 10. Income Taxes

The summary of income/(loss) before provision for income taxes, equity in earnings of joint ventures and noncontrolling interests consisted of the following (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Five Months Ended December 31, 2007	Seven Months Ended July 31, 2007
Domestic	$(38,811)	$(75,763)	$(1,768)	$(119,873)
Foreign	(21,325)	49,529	23,239	22,145

	$(60,136)	$(26,234)	$21,471	$(97,728)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provision for income taxes consisted of the following (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Five Months Ended December 31, 2007	Seven Months Ended July 31, 2007
Current:
Domestic—Federal	$—	$—	$—	$—
Domestic—State	192	(157)	109	(28)
Foreign	16,658	19,933	7,054	10,012

	16,850	19,776	7,163	9,984
Tax benefit of gain recognition in OCI:
Domestic—Federal	(4,398)	—	—	—
Domestic—State	(503)	—	—	—

	(4,901)	—	—	—
Deferred:
Domestic—Federal	—	—	—	—
Domestic—State	238	438	—	—
Foreign	(13,291)	(707)	3,226	4,967

	(13,053)	(269)	3,226	4,967

Total	$(1,104)	$19,507	$10,389	$14,951

A reconciliation of income taxes computed at the statutory rates to the reported income tax provision is as follows (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Five Months Ended December 31, 2007	Seven Months Ended July 31, 2007
Taxes at federal statutory rates	$(21,057)	$(9,182)	$7,515	$(34,205)
Foreign tax rate differential	(1,706)	(3,657)	(3,514)	(5,410)
Inflation adjustment—Mexico	(1,277)	(991)	—	—
Audit settlements	—	—	—	1,780
Sale of investment in subsidiaries	—	4,847	(31,374)	32,630
Taxable foreign dividends	—	—	—	7,800
Other permanent differences	5,209	2,737	(3,586)	10,451
Bankruptcy costs	—	—	—	19,329
Disallowed interest expense	1,506	3,431	2,929	—
Tax benefit of gain recognized in OCI	(4,901)	—	—	—
State deferreds and credits	1,626	(5,751)	(1,312)	—
Valuation allowance	19,496	28,073	39,731	(17,424)

	$(1,104)	$19,507	$10,389	$14,951

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of deferred income tax assets (liabilities) is as follows (in thousands):

	2009	2008
Accrued compensation costs	$29,926	$36,848
Postretirement benefit obligations	1,328	5,770
Purchase accounting adjustments	—	4,733
MRO Inventory	8,251	—
Facility closure and consolidation costs	1,427	6,057
Net operating loss carryforwards and tax credits	112,896	73,337
Other reserves and adjustments	24,888	27,322
Goodwill and intangibles	(3,932)	(2,280)
Fixed asset, and leases	3,164	9,859

	177,948	161,646
Less: valuation allowance	(172,358)	(170,093)

Net deferred income tax assets (liabilities)	$5,590	$(8,447)

The Company has U.S. net operating loss carryforwards (“NOLs”) of $148.5 million that expire during the years 2027 through 2029 and state NOL carryforwards of $64.2 million and state credit carryforwards of $21.5 million that expire during the years 2012 through 2029. The Company has recorded deferred tax assets of $52.0 million, and $16.6 million related to federal NOL carryforwards and state NOL and credit carryforwards, respectively. The Company assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. Based on this assessment, the Company continues to record a full valuation allowance against its U.S. federal and state net deferred tax assets.

The Company’s foreign subsidiaries have tax NOL carryforwards of $162.4 million and other NOL carryforwards of $40.0 million at December 31, 2009 of which some expire in 2010 and others are carried forward indefinitely. The Company has recorded deferred tax assets of $44.3 million related to the foreign NOL carryforwards. The Company has recorded a full valuation allowance in certain foreign jurisdictions against its foreign net deferred tax assets.

The Company’s foreign subsidiaries are held by a pass-through entity that is not subject to income tax, any repatriation of foreign earnings will not result in tax at the entity level. As such, the Company does not provide for deferred taxes on the excess of the financial reporting over the tax basis in its investments in foreign subsidiaries.

The Predecessor Company had U.S. net operating loss carryforwards (“NOLs”) of $1 billion that would have expired during the years 2019 through 2027. The Predecessor Company had a U.S. alternative minimum tax (“AMT”) credit carryforward of $2.9 million that would have carried forward indefinitely. Certain Predecessor Company assets, including U.S. NOLs and other U.S. tax attributes, remained with the Post Consummation Trust.

The Predecessor Company had various state tax credits and state NOL carryforwards. In 2007, a valuation allowance amount of $0.6 million was established in association with state deferred tax assets. The cumulative valuation allowance at July 31, 2007 was $49.9 million for state deferred tax assets.

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the beginning and ending amounts of unrecognized tax benefits are as follows (in thousands):

Unrecognized Tax Benefits
Balance at January 1, 2007	$6,992
Increase in prior year tax positions	—
Decrease in prior year tax positions	(3,952)
Increase in current year tax positions	967

Balance at December 31, 2007	4,007

Increase in prior year tax positions	228
Decrease in prior year tax positions	—
Increase in current year tax positions	1,840
Audit settlements	(118)
Lapse in statute of limitations	(91)
Foreign currency translation	(219)

Balance at December 31, 2008	5,647

Increase in prior year tax positions	882
Decrease in prior year tax positions	—
Increase in current year tax positions	1,718
Audit settlements	(303)
Lapse in statute of limitations	(75)
Foreign currency translation	358

Balance at December 31, 2009	$8,227

Included in the balance of unrecognized tax benefits at December 31, 2009, 2008 and 2007 respectively, are $7.4 million, $5.2 million and $3.5 million of tax benefits that, if recognized, would affect the effective tax rate, subject to valuation allowance adjustments. Also included in the balance of unrecognized tax benefits at December 31, 2009, 2008 and 2007 respectively, are $0.8 million, $0.4 million and $0.5 million of tax benefits that, if recognized, would result in adjustments to other tax accounts, primarily deferred taxes.

The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense. During the year ended December 31, 2009, the Company recognized less than $0.1 million of interest due to audit settlements from Brazil and $0.4 million in penalties as income tax expense.

The Company files income tax returns in the U.S. federal jurisdiction, as well as various states and foreign jurisdictions. As of December 31, 2009 the Company’s tax years for 2002 through 2009 are subject to examination by the tax authorities.

At this time, the Company is also under audit in several foreign jurisdictions. Based on the status of the audits and the protocol of finalizing audits by the relevant tax authorities, the Company does not believe there will be material changes within the next twelve months to previously recorded uncertain tax positions. However, as of December 31, 2009, the foreign tax authorities proposed certain adjustments that would impact the Company’s liability for unrecognized tax benefits. Although it is not possible to predict the timing of the conclusion of all ongoing audits with accuracy, it is reasonably possible that a reduction in the unrecognized tax benefits may occur; however, quantification of an estimated range cannot be made at this time.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 11. Employee Benefit Plans

The Company sponsors various pension and other postretirement benefit plans for its employees.

In accordance with FASB ASC No. 805, Business Combinations, on August 1, 2007, the Company recorded a liability for the total projected benefit obligation in excess of plan assets for the pension plans and a liability for the total accumulated postretirement benefit obligation in excess of the fair value of plan assets for other postretirement benefit plans and for postretirement benefit settlement agreements, which were approved by the Bankruptcy Court and assumed by the Successor Company.

The Successor Company elected to early adopt the measurement provisions of FASB ASC No. 715, Compensation-Retirement Benefits, on August 1, 2007. Those provisions require the measurement date for plan assets and liabilities to coincide with the sponsor’s year-end. As a result of the application of purchase accounting the adoption did not have a material impact on the Company’s financial statements.

Defined Benefit Retirement Plans

The Tower Automotive Consolidated Pension Plan (the “Pension Plan”), which resulted from the Predecessor Company’s merger of the Tower Automotive Pension Plan and the UAW Retirement Income Plan, provides benefits for certain current and former U.S. employees. Benefits under the Pension Plan are based on years of service, compensation, and other factors. Effective October 1, 2006, the plan was frozen and ceased accruing any additional benefits. Contributions by the Company are intended to fund benefits that accrued through October 1, 2006.

The Company’s funding policy is to annually contribute amounts to the Pension Plan’s related trust sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended (the “Code”). The Company expects minimum contribution requirements to the Pension Plan of $9.7 million during 2010. Benefit payments under the Pension Plan are estimated to be $20.5 million, $19.8 million, $19.5 million, $18.6 million, and $18.6 million for the years ending December 31, 2010, 2011, 2012, 2013, and 2014, respectively, for a total of $97 million during that five-year period. Aggregate benefit payments under the Pension Plan for the years 2015 through 2018 are estimated to be $87 million.

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides a reconciliation of the changes in the benefit obligations and fair value of assets for the Pension Plan (in thousands):

	Year Ended December 31, 2009	Year Ended December 31, 2008
Reconciliation of fair value of plan assets:
Fair value of plan assets at the beginning of the period	$154,697	$216,497
Actual return on plan assets	24,882	(51,543)
Employer contributions	8,208	11,563
Plan expenses paid	(927)	(589)
Benefits paid	(21,002)	(21,231)

Fair value of plan assets at the end of the period	$165,858	$154,697

Change in Benefit Obligations:
Benefit obligations at the beginning of the period	$243,549	$251,161
Service cost	28	30
Interest cost	14,305	14,889
Actuarial loss (gain)	7,708	(1,300)
Benefits paid	(21,002)	(21,231)

Benefit obligations at the end of the period	$244,588	$243,549

Funded status	$(78,730)	$(88,852)

At December 31, 2009 and 2008, the funded status is recorded in non-current liabilities in the Consolidated Balance Sheet.

At the December 31, 2009 measurement date, the accumulated benefit obligation of the Pension Plan was approximately $244.4 million. At December 31, 2008 and 2007, the accumulated benefit obligation of the Pension Plan was approximately $243.3 million and $250.8 million, respectively.

The following table provides the components of net periodic pension benefit cost for the Pension Plan (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Five Months Ended December 31, 2007	Seven Months Ended July 31, 2007
Service cost	$28	$30	$12	$68
Interest cost	14,305	14,889	6,480	5,911
Expected return on plan assets	(10,063)	(14,511)	(6,024)	(7,991)
Amortization of prior service cost	—	—	—	460
Amortization of net losses	1,835	—	—	1,201
Curtailment loss	—	—	—	2,444

Net periodic benefit cost	$6,105	$408	$468	$2,093

In accordance with FASB ASC No. 805, unrecognized net actuarial losses and net prior service cost included in accumulated other comprehensive loss as of July 31, 2007 were eliminated.

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts recognized in other comprehensive income/(loss), pre-tax, at December 31, 2009 and 2008 consist of the following:

	Year Ended December 31,
	2009	2008
Net actuarial loss/(gain)	$(6,185)	$65,343
Amortization of net losses	(1,835)	—

Amount recognized	$(8,020)	$65,343

The net periodic benefit cost for the year ending December 31, 2010 will contain an estimated $1.6 million to be amortized from accumulated other comprehensive income.

The assumptions used in the measurement of the Company’s benefit obligation, based upon a December 31, 2009 and December 31, 2008 measurement date, are as follows:

	Year Ended December 31,
	2009	2008
Discount rate	5.75%	6.25%
Rate of compensation increase	4.50%	4.50%

The assumptions used in determining net periodic benefit cost are shown below:

	Years Ended December 31,
	2009	2008	2007
Discount rate	6.25%	6.25%	6.25%
Expected return on plan assets	7.25%	7.25%	7.25%
Rate of compensation increase	4.50%	4.50%	4.50%

The present value of the Company’s pension benefit obligation is calculated through the use of a discount rate. The discount rate used is established annually at the measurement date and reflects the construction of a yield curve analysis from a third party, which calculates the yield to maturity that mirrors the timing and amounts of future benefit payments.

The Company’s allocations of Pension Plan assets on the December 31, 2009 and 2008 measurement dates are as follows:

	Years Ended December 31,
	2009	2008	2009 Target
Fixed income investments	43%	38%	48%
Equity securities	38%	46%	35%
Non-equity investments	12%	0%	12%
Real estate	6%	7%	5%
Cash equivalents	1%	9%	0%

Total	100%	100%	100%

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The expected long-term rate of return on Pension Plan assets is based on the expected return of each of the above categories, weighted based on the median of the target allocation for each class. Over the long term, equity securities are expected to return between 9% and 12%, fixed income investments are expected to return between 5% and 7%, and non-equity investments are expected to return between 7% and 9%.

The investment policy, as established by the Company’s Benefit Plans Committee (the “Committee”), allows for effective supervision, monitoring, and evaluating of the investment of the Company’s retirement plan assets. This includes setting forth an investment structure for managing assets and providing guidelines for each portfolio to control the level of overall risk and liquidity. The cash inflows and outflows will be deployed in a manner consistent with the above target allocations. If the Committee determines cash flows to be insufficient within the strategic allocation target ranges, the Committee shall decide whether to effect transactions to bring the strategic allocation within the threshold ranges. Plan assets do not include equity securities of the Company.

Pension Plan assets are recorded at fair value. Fixed income and equity securities may each be combined into commingled fund investments. Commingled funds are valued to reflect the Company’s interest in the fund based on the reported year-end net asset value. Non-equity investments, which represent approximately 12% of Pension Plan assets, include investments in private equity and hedge funds, and are value based on year-end reported net asset value. For Pension Plan assets, the balance sheet includes the funded status of the benefit plans, which represents the difference between the benefit obligations and fair value of Pension Plan assets.

The fair value of the Company’s Pension Plan assets at December 31, 2009 by asset category are as follows (in millions):

	Fair Value Measurements at December 31, 2009
Asset Category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash	$2	$2	$—	$—
Equity securities:
U.S. companies	27	27	—	—
International companies	10	10	—	—
Mutual funds(a)	34	18	16	—
Real estate investment trusts	9	9	—	—
U.S. Treasuries	31	31	—	—
Corporate bonds	32	32	—	—
Equity long/short hedge funds(b)	20	—	—	20

Total	$165	$129	$16	$20

(a)	This category consists of mutual fund investments that are focused on international equity securities.
(b)	This category includes hedge funds that invest both long and short in a variety of U.S. equities, and international equities and currencies. Management of the hedge funds has the ability to shift investments from value to growth strategies, from small to large capitalization stocks, and from a net long position to a net short position.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For Pension Plan assets with a fair value measurement using significant unobservable inputs (level 3), the reconciliation of the beginning and ending balances are as follows (in millions):

Fair Value Measurements Using Significant

Unobservable Inputs (Level 3)

Equity Long/ Short Hedge Funds
Beginning balance at December 31, 2008	$—
Actual return on plan assets:
Relating to assets still held at the reporting date	2
Purchases	18

Ending balance at December 31, 2009	$20

Defined Contribution Retirement Plans

The Company sponsors various qualified defined contribution retirement plans. Each plan serves a defined group of employees and has varying levels of Company contributions. The Company’s contributions may be required by collective bargaining agreements for certain plans. Effective January 1, 2007, the Predecessor Company reinstated matching contributions for non-union employees. Effective July 30, 2007, the Predecessor Company terminated the Tower Automotive Retirement Plan and the Tower Automotive Union 401(k) Plan. Effective July 31, 2007, the Successor Company adopted the Tower Automotive Retirement Savings Plan and the Tower Automotive Union Retirement Savings Plan. The Predecessor Company contributions related to these plans were $1.9 million under the terminated plans for the seven months ended July 31, 2007, and the Successor Company contributed $1.5 million under the newly adopted plans for the five months ended December 31, 2007. The Successor Company contributions were $3 million and $3.8 million, respectively, during 2009 and 2008.

Retirement Plans of Non-U.S. Operations

The Company has no defined benefit pension plans associated with its non-U.S. operations. The Company primarily provides severance benefits to employees that have terminated their employment due to retirement or otherwise. The amount associated with such benefits depends upon the length of service of the employee and also upon whether the termination was voluntary or at the request of the Company. During 2007, the Predecessor Company recorded expenses associated with these non-U.S. plans of $0.9 million and the Successor Company recorded $0.8 million. During 2009 and 2008, the Company recorded expenses associated with these non-U.S. plans of $3.1 million and $3.9 million, respectively.

Other Postretirement Plans

The Predecessor Company provided certain medical insurance and life insurance benefits for retired employees. Certain U.S. employees of the Predecessor Company were eligible for these benefits if they fulfilled the eligibility requirements specified by the plans. Certain retirees were required to contribute all or a portion of the cost of their coverage. Benefit coverage continued for dependents of eligible retiree participants subsequent to the death of the retiree. During 2006, the Predecessor Company reached agreements with certain retirees and active U.S. employees to modify the benefits payable under the various plans.

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Defined-Dollar Capped Medical Plans

In April 2006, the Predecessor Company submitted for approval to the Bankruptcy Court settlement agreements with two groups representing current and future retirees. Both settlements included modifications of retiree health care benefits for both retired salaried employees as well as certain current and future retirees of the Company’s Milwaukee, Wisconsin facility.

In May 2006, the Bankruptcy Court approved the agreements with the official committee representing the Predecessor Company’s salaried retirees (the “Retiree Committee Stipulation”) and with the unions representing retirees at the Predecessor Company’s Milwaukee, Wisconsin facility (the “Milwaukee Stipulation”). Pursuant to the Retiree Committee Stipulation, salaried retirees continued to receive current benefits through June 30, 2006. The salaried retirees established a Voluntary Employee Benefit Association (“VEBA”) trust to administer medical insurance benefits after June 30, 2006. As of July 31, 2007, the Predecessor Company made contributions of $0.2 million

Pursuant to the Milwaukee Stipulation, a separate VEBA Trust was established and began administering medical insurance benefits for retirees and their dependents beginning July 1, 2006. The Predecessor Company contributed cash of approximately $4.4 million on July 31, 2007.

A separate VEBA Trust was established and began administering benefits for retirees from the Company’s Greenville facilities and their dependents beginning September 1, 2006. As of July 31, 2007, the Predecessor Company made contributions of $1.4 million.

As of July 31, 2007, the Successor Company assumed the liabilities associated with the settlement agreements defined above. Pursuant to the Predecessor Company’s plan of reorganization, future benefit payments were capped at specified amounts to be paid through 2011. As a result, the Successor Company determined that these arrangements represent defined benefit postretirement plans and defined-dollar capped plans in accordance with FASB ASC No. 715. As of July 31, 2007, these liabilities were recorded at fair value, which was approximately $11.8 million. The Successor Company will accrete the interest cost through cost of sales until settlement in accordance with FASB ASC No. 715. Benefit payments during the years ended December 31, 2009 and 2008 was $2 million and $6.3 million, respectively. Interest accretion during the years ended December 31, 2009 and 2008 was $0.2 million and $0.5 million, respectively. The accumulated postretirement benefit obligation at December 31, 2009 was $1.7 million. Expected benefit payments and future Company contributions amount to $1.2 million, and $0.6 million, respectively, for the years 2010 and 2011, for a total of $1.8 million.

Life Insurance Plans

Life insurance benefits to certain U.S. retirees of the Predecessor Company continue to be provided under the settlement agreements described above. The Successor Company has assumed the benefit plans pursuant to which such life insurance benefits are provided. Expected future life insurance benefit payments amount to $0.9 million for each year 2010 through 2014 for a total of $4.5 million during the five-year period. Aggregate expected benefit payments for the years 2015 through 2019 are $4.7 million.

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides a reconciliation of the changes in the benefit obligations and funded status of the Company’s other post employment benefit plans (in thousands):

	Year Ended December 31, 2009(1)	Year Ended December 31, 2008(1)
Reconciliation of fair value of plan assets:
Fair value of plan assets at the beginning of the period	$—	$—
Employer contributions	500	658
Benefits paid	(500)	(658)

Fair value of plan assets at the end of the period	$—	$—

Change in Benefit Obligations:
Benefit obligations at the beginning of the period	$12,999	$13,065
Service cost	—	—
Interest cost	778	781
Actuarial loss (gain)	554	(189)
Benefits paid	(500)	(658)

Benefit obligations at the end of the period	$13,831	$12,999

Funded status	$(13,831)	$(12,999)

(1)	Excludes defined-dollar capped plans as described above.

The following table provides the components of net periodic benefit cost for the plans (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2009(1)	Year Ended December 31, 2008(1)	Five Months Ended December 31, 2007(1)	Seven Months Ended July 31, 2007
Service cost	$—	$—	$—	$—
Interest cost	778	781	333	2,822
Expected return on plan assets	—	—	—	(312)
Amortization of prior service cost	—	—	—	(2,053)
Amortization of net losses	—	—	—	2,291

Net periodic benefit cost	$778	$781	$333	$2,748

(1)	Excludes defined-dollar capped plans as described above.

In accordance with FASB ASC No. 805, Business Combinations, unrecognized net actuarial losses and net prior service cost included in accumulated other comprehensive loss as of July 31, 2007 were eliminated.

Amounts recognized in other comprehensive income at December 31, 2009 and 2008, pre-tax, consist of the following (in thousands):

	2009	2008
Net actuarial (gain) or loss	$554	$(189)
Net prior service cost	—	—

Amount recognized	$554	$(189)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The discount rate used to measure the Company’s post employment benefit obligation was 5.75% and 6.25% for 2009 and 2008. The discount rate used to determine net periodic benefit costs was 6.25% in 2009, 6.25% in 2008, and 6.25% in 2007. The rate used reflects the construction of a yield curve analysis from a third party, which calculates the yield to maturity that mirrors the timing of future benefits. The measurement dates for the Company’s post retirement benefit plans were December 31, 2009 and December 31, 2008.

Note 12. Redeemable Preferred Units

The Company has outstanding 10,000 units of Membership Interest (designated as “Redeemable Preferred Units”) at December 31, 2009 and 2008. This is the total number of units authorized, issued, and outstanding. Cerberus owned and/or affiliated entities (“Members”) made initial capital contributions for all of the Redeemable Preferred Units in the amount of $213.8 million in July 2007. Redeemable Preferred Units are entitled to all of the rights of ownership, including a profits interest and a distribution preference, but have no conversion rights. Redeemable Preferred Units are non-voting, unless required by the Limited Liability Act of the State of Delaware. In accordance with FASB ASC No. 480, Distinguishing Liabilities from Equity, the Redeemable Preferred Units have been recorded as mezzanine equity at their issuance price, as they are redeemable at the option of the holder, based on the Members control of the Board of the Company. The initial carrying amount of redeemable preferred stock was its fair value, which was equal to the redemption value at date of issue.

The redemption value of the Redeemable Preferred Units is an amount that is equal to the holder’s initial capital contribution less all distributions previously made to such Redeemable Preferred Unit Holders (the “Unpaid Preference Amount”) plus an amount accruing at the rate of 10% per quarter on the holder’s Unpaid Preference Amount (the “Preferred Return Amount”). Therefore, if distributions are not made with respect to any fiscal year, the Redeemable Preferred Unit holders’ distributions will be cumulative. These units are recorded at redemption value at each balance sheet date and the Preferred Return Amount is recorded as an adjustment to retained earnings. During 2009, 2008, and 2007 the Company paid distributions of $0.4 million and $5.6 million, and $8.3 million, respectively.

In conjunction with the sale of the Company’s 40% ownership interest in Metalsa in December 2007, the Company made a payment of $68.4 million to the preferred members. No redeemable preferred units were redeemed.

Note 13. Members’ Equity / (Deficit) and Share Based Compensation

Members Equity

The Membership Interests in the Company are represented by issued and outstanding “Units” divided into series consisting of “Redeemable Preferred Units,” “Common Units” and “MIP Units”.

Common Units

The Company has authorized, issued, and outstanding 8,500 units of Membership Interest (designated as “Common Units”). Cerberus owned and/or affiliated entities made initial capital contributions for all of the Common Units, for total cash proceeds of $11.3 million. The Common Units are entitled to all of the rights of ownership, including voting rights.

MIP Units/Share Based Compensation

The Company authorized 1,500 units of Membership Interest (designated as “MIP Units”) to be eligible for grants in connection with the Company’s Management Incentive Plan (“MIP”). The Board approved MIP is

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

designed to promote the long-term success of the Company through share-based compensation by aligning the interests of participants with those of its members. The Company’s management determines vesting at the date of grant and awards have service and performance conditions. The awards based solely on service conditions generally vest based on 3 years of continuous service. The performance condition awards vest upon achievement of a profit goal, which represents a cumulative profit allocation target to the preferred holders. Certain of these awards provide for accelerated vesting if there is a change in control (as defined in the Plan).

In December of 2007 and first quarter of 2008, MIP Units were granted to certain key senior management and Board of Managers members and consultants of the Company pursuant to the MIP.

Under the fair value recognition provisions, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the applicable vesting period of the award. The fair value of each MIP was based on the fair value of the common units on the date of grant. The compensation cost for the MIP Plan was insignificant for the periods ended December 31, 2009, 2008, and the five month period ending 2007, respectively, with no income tax benefit due to the valuation allowance in the United States recognized during 2009, 2008, and 2007.

MIP Units are entitled to all of the rights of ownership but are not entitled to vote, unless required by the Limited Liability Act of the State of Delaware. In addition, MIP Units are entitled to share in the residual value of the Company based on the liquidation preferences described below. At December 31, 2009, 2008, and 2007 MIP units outstanding were 1,465, 1,465, and 450. At December 31, 2009, 2008, and 2007 471.5, 236, and 0 MIP Units were vested, respectively.

Any additional Membership Interests must be approved by the Board of Managers of the Company. There is no established trading market for the Company’s Common, Preferred or MIP Units.

Membership Interest Distributions

Each fiscal year, the Company may make certain distributions to its Members, absent a Liquidation Event (as defined below), and after all amounts are paid by the Company for such fiscal year for ordinary and necessary business expenses, employee salaries and benefits, and payments of principal and interest on any Company indebtedness, in accordance with the following order of priority. First, to the Members, a tax distribution amount, which is intended to enable the Members to use such distributions to satisfy their estimated and final income tax liabilities for that fiscal year. Second, to the Preferred Unit holders, an amount that is equal to the Unpaid Preference Amount plus an amount for the Preferred Return Amount. If distributions are not made with respect to any fiscal year, the Preferred Unit holder’s distributions will be cumulative. Upon payment of the full Preferred Return Amount to the holders Preferred Units, then amounts may be distributed, to the holders of Common Units and MIP Units.

In the event of (i) a liquidation, dissolution, or winding up of the Company; (ii) a sale of all or substantially all of the assets of the Company to an unrelated third party; (iii) a merger, acquisition, or sale of Membership Interests, in which Members immediately prior to such event have received consideration for no less than half of the value of their Membership Interests, or (iv) a recapitalization, reorganization, reclassification, or other similar transaction in which the Company receives proceeds from a financing for the purpose of distributing such proceeds to the Members and the consummation of which the Board determines is a liquidation event (each a “Liquidation Event”), the Board is required to make distributions in the following order of priority. First, payment of all debts and liabilities owing to creditors including, if applicable, Members in their capacity as creditors and the expenses of dissolution or liquidation; second, establishment of such reserves as are deemed necessary by the Board for any contingent or unforeseen liabilities of the Company; third, to the holders of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Preferred Units, in proportion to their respective Unpaid Preference Amounts, until each such holder of Preferred Units has received its Unpaid Preference Amount. Thereafter, to the holders of Common Units and MIP Units.

Predecessor Company—Share-Based Compensation

As of July 31, 2007, a total of 1.4 million stock options of Tower Automotive, Inc. were outstanding. Under the Plan of Reorganization, these stock options were canceled. No material share-based compensation expense was incurred as a result of these options in 2007.

Note 14. Earnings per Unit/Share

Predecessor

Basic earnings (loss) per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. The Predecessor Company had a loss for the seven months ended July 31, 2007. As a result, diluted loss per share is the same as basic loss per share in those periods presented, as any potentially dilutive securities would reduce the loss per share.

Successor

As discussed in Note 13, MIP units share in the undistributed earnings with the common units. These MIP units are classified as participating securities as defined by FASB ASC 260. Therefore, the Company uses the two-class method for calculating EPS. For the periods ending December 31, 2009 and 2008, undistributed losses of the company are not allocated to the participating securities as the MIP unit holders do not have a contractual obligation to share in the losses. For the five month period ended December 31, 2007 no undistributed earnings are allocated to the participating securities based on the contractual participation rights (See Note 13) of the MIP Units to share in the current undistributed earnings, as undistributed earnings would go to the preferred unit holders to the extent of their Unpaid Preference Amount.

Due to net losses from continuing operations for 2009 and 2008, the MIP units had an anti-dilutive effect and therefore were excluded from the computation of diluted loss per share. The number of MIP units not included in the computation of diluted loss per share was 1,465 for 2009 and 2008. The impact of potentially dilutive securities outstanding for the five-month period ending December 31, 2007 are deemed immaterial based on the calculation of the two class and treasury methods.

Note 15. Related Party Transactions

During July 2009, a company affiliated with the Company’s preferred unit holder purchased an additional portion of the first lien term loan which resulted in the affiliate having ownership of approximately 86% of the first lien term loan. A company affiliated with the Company’s preferred unit holder initially purchased approximately 40% of the first lien term loan in December 2008.

The Company has made certain payments to Cerberus for certain operational consulting services post acquisition. The Company made minor payments to its parent totaling less than $0.1 million during the year ended December 31, 2009 and made payments of $0.8 million and $0.3 million during the years ended December 31, 2008 and December 31, 2007. The Company has also made certain payments to its parent for acquisition related services of approximately $1.1 million during the year ended December 31, 2007. No such payments were made during the years ended December 31, 2009 or December 31, 2008. The Company also has certain service agreements with Board members whereby the Successor Company has paid them approximately $2 million, $3.2 million, and $1.5 million for 2009, 2008, and 2007, respectively.

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On August 3, 2007, an affiliate of Cerberus Capital Management LLC acquired 80% of the Chrysler division from DaimlerChrysler Corporation. The Company sells certain products from its North American operations to Chrysler. The sale of these products was $144.9 million during 2008 and $81.1 million from August 1, 2007 to December 31, 2007. The Company’s accounts receivable with Chrysler at December 31, 2008 and 2007 was $6.5 million and $4.9 million, respectively. On April 30, 2009, Chrysler filed for bankruptcy and Cerberus divested its ownership in Chrysler. The Company’s sales to Chrysler during the four months ended April 30, 2009 were $17.7 million.

The Company sells certain products from its Asian operations to our joint venture partners, FAW-VW and Chery. The sale of these products to FAW-VW was $90.6 million, $74.6 million, and $78.8 million for the years ended December 31, 2009, 2008, and 2007, respectively. The sale of these products to Chery was $42.8 million, $28.5 million, and $30.6 million for the years ended December 31, 2009, 2008 and 2007, respectively. The Company’s accounts receivable with FAW-VW and Chery at December 31, 2009 was $12.4 million and $8.7 million, respectively.

The Company received technology fees from Metalsa of $5.2 million and $3.4 million during the seven months ended July 31, 2007 and the five months ended December 31, 2007, respectively. The Company did not receive any of such fees during 2009 or 2008.

Note 16. Segment Information

The Company defines its operating segments as components of its business where separate financial information is available and is routinely evaluated by management. The company’s chief operating decision maker (CODM) is the Chief Executive Officer. The Company produces engineered structural metal components and assemblies primarily serving the global automotive industry. The Company’s operations have similar economic characteristics, and share fundamental characteristics including the nature of the products, production processes, customers, and distribution channels. The Company’s products include body structures stampings, chassis structures (including frames), and complex welded assemblies for small and large cars, crossovers, pickups and SUVs. The Company is comprised of four operating segments: Europe, Asia, North America, and South America. These operating segments are aggregated into two reportable segments. The International segment consists of Europe and Asia while the Americas segment consists of North and South America.

The Company measures segment operating performance based on Adjusted EBITDA. The Company uses segment Adjusted EBITDA as the basis for the CODM to evaluate the performance of each of the Company’s reportable segments.

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of selected data for each of our segments, excluding discontinued operations (in thousands):

	International	Americas	Total
2009:
Revenues	$990,523	$643,882	$1,634,405
Adjusted EBITDA	108,650	16,350	125,000
Capital expenditures	49,753	29,185	78,938
Total assets	$886,936	$447,485	$1,334,421

2008:
Revenues	$1,251,361	$920,344	$2,171,705
Adjusted EBITDA	163,875	48,979	212,854
Capital expenditures	75,956	53,153	129,109
Total assets	$831,990	$437,790	$1,269,780

2007 (Successor—5 months):
Revenues	$577,087	$508,988	$1,086,075
Adjusted EBITDA	67,230	56,337	123,567
Capital expenditures	28,018	11,409	39,427
Total assets	$1,143,988	$438,955	$1,582,943

2007 (Predecessor—7 months):
Revenues	$772,092	$683,392	$1,455,484
Adjusted EBITDA	85,980	58,666	144,646
Capital expenditures	20,607	17,843	38,450
Total assets	$1,137,245	$978,864	$2,116,109

Inter-segment sales are not significant for any period presented. Capital expenditures do not equal cash disbursed for purchases of property, plant, and equipment as presented in the accompanying consolidated statements of cash flows, as capital expenditures above include amounts paid and accrued during the periods presented.

The following is a reconciliation of Adjusted EBITDA to net income before provision for income taxes (in millions):

	2009	2008	Successor 2007	Predecessor 2007
Adjusted EBITDA	$125.0	$212.9	$123.6	$144.6
Restructuring	(13.4)	(4.8)	(1.8)	(22.4)
Depreciation and amortization	(147.7)	(170.3)	(61.3)	(90.5)
Receivable factoring charges	(0.8)	(0.7)	(1.6)	(1.7)
Other adjustments	—	(3.1)	(3.4)	—
Interest expense, net	(56.9)	(60.2)	(34.0)	(65.5)
Other income, net	33.7	—	—	—
Chapter 11 and related reorganization items	—	—	—	(62.2)

Net income / (loss) before provision for income taxes	$(60.1)	$(26.2)	$21.5	$(97.7)

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of revenues and long-lived assets by geographic location (in thousands):

	Years Ended and End of Year December 31,
	2009		2008		2007
	Revenues	Long-Lived Assets	Revenues	Long-Lived Assets	Revenues(1)	Long-Lived Assets
Belgium	$161,821	$45,887	$214,589	$63,693	$229,849	$55,747
Italy	158,483	56,722	182,030	61,825	206,058	71,008
Germany	250,142	96,121	378,996	102,650	392,801	125,531
Slovakia	75,980	59,698	119,727	47,341	112,453	39,389
Other Europe	54,117	11,536	58,951	14,149	49,357	9,221
Asia	337,765	120,759	370,892	113,931	418,908	143,124
US	472,622	216,337	702,743	259,975	1,041,732	301,964
Brazil	171,273	38,580	217,804	32,332	156,151	36,266
Intercompany eliminations	(47,798)	—	(74,027)	—	(65,750)	—

	$1,634,405	$645,640	$2,171,705	$695,896	$2,541,559	$782,250

(1)	The 2007 revenues are shown on a consolidated full year basis as revenue was not impacted by purchase accounting.

Revenues are attributed to geographic locations based on the location of specific production. Long-lived assets consist of net property, plant and equipment and capitalized tooling.

The following is a summary of the approximate composition by product category of the Company’s revenues (in thousands):

	Years Ended December 31,
	2009	2008	2007(1)
Body structures and assemblies	$920,990	$1,272,920	$1,519,325
Complex body-in-white assemblies	282,582	372,230	332,594
Chassis, lower vehicle structures and suspension components	402,882	492,482	672,278
Other	27,951	34,073	17,362

Total	$1,634,405	$2,171,705	$2,541,559

(1)	The 2007 revenues are shown on a consolidated full year basis as revenue was not impacted by purchase accounting.

The Company sells its products directly to automotive manufacturers. Following is a summary of customers that accounted for 10 percent or more of consolidated revenues in any of the three years ended December 31, 2009:

	2009	2008	2007(1)
Volkswagen Group	17%	14%	11%
Ford Motor Company	13%	14%	17%
Fiat	13%	11%	9%
Hyundai/Kia	10%	11%	12%
Volvo	10%	10%	9%

(1)	The 2007 revenues are shown on a consolidated full year basis as revenue was not impacted by purchase accounting.

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All customers that accounted for 10 percent or more of consolidated revenues from the table above are customers in the automotive industry; therefore, the Company is potentially subject to a concentration of credit risk.

Note 17. Commitments and Contingencies

Leases

The Company leases office and manufacturing space and certain equipment under non-cancelable lease agreements, which require the Company to pay maintenance, insurance, taxes and other expenses in addition to rental payments. The Company has entered into leasing commitments with lease terms expiring between the years 2010 and 2020. The Company has options to extend the terms of certain leases in future periods. The properties covered under these leases include manufacturing equipment and facilities and administrative offices and equipment. Rent expense for all operating leases totaled $24.1 million, $32.1 million, and $42.4 million in 2009, 2008, and 2007, respectively.

Future minimum capital and operating lease payments at December 31, 2009 are as follows (in thousands):

Year	Operating Leases	Capital Leases
2010	$23,414	$2,927
2011	16,776	2,277
2012	13,510	2,061
2013	10,437	1,476
2014	10,936	1,908
Thereafter	50,537	11,621

Total future operating lease payments	$125,610	22,270

Less: amount representing interest		(4,918)

Present value of minimum lease payments		$17,352

Purchase Commitments

As of December 31, 2009, the Company was obligated under executory purchase orders for approximately $51 million of tooling, $33.1 million of capital expenditures, and $8.7 million of other expenditures.

Change in Control Agreements

The Successor Company agreed to assume certain executive contracts, which among other items, contain change-in-control termination payments if the employee was terminated within a certain period of time after the acquisition. Of the total amount assumed, the Company has paid $16.8 million related to these agreements. As of December 31, 2009, no further obligations remained.

Value Creation Plan (VC Plan)

The Board continuously examines certain strategic alternatives designed to enhance the Company’s value to its Members. The VC Plan provides for special cash bonuses to be paid to approximately 70 executives if a Liquidation Event were to occur (as defined in Note 13). The Value Creation Plan is the amount potentially available for distribution to participants based on the “Net Value Gained” as a result of a Liquidation Event. Net

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Value Gained is defined as the cash proceeds and/or marketable or tangible securities delivered to the Members due to a Liquidation Event, adjusted by (a) adding the amount of any debt assumed by the purchaser, and (b) subtracting all repayments on Tower-related debt, all exit-related costs, the Member’s investment in Tower Automotive, LLC, and all costs of the payments to be made under this Plan, all as determined by the Manager in good faith.

The Value Creation Pool that is available for distribution to the Company’s executives due to a Liquidation Event will be equal to the following amount:

•	0% of Net Value Gained if Net Value Gained is less than $200 million.

•	3.75% of Net Value Gained if Net Value Gained is $200 million or more but is less than $1 billion.

•	4.0% of Net Value Gained if Net Value Gained is $1 billion or more but less than $1.2 billion.

•	4.2% of Net Value Gained if Net Value Gained is $1.2 billion or more.

Participants will be assigned a percentage of the pool for distribution. The special bonuses are based on the aggregate value of a future Liquidation Event, and accordingly cannot be determined at this time. Therefore, no liability is recorded in the Company’s financial statements as of December 31, 2009.

Environmental Matters

The Company owns properties which have been impacted by environmental releases. The Company is actively involved in investigation and/or remediation at several of these locations. Total costs and liabilities associated with environmental contamination could be substantial and may have an adverse impact on the Company’s financial condition, results of operations or cash flows.

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. The established liability for environmental matters is based upon management’s best estimates of expected investigation/remediation costs related to environmental contamination. It is possible that actual costs associated with these matters will exceed the environmental reserves established by the Company. Inherent uncertainties exist in the estimates, primarily due to unknown environmental conditions, changing governmental regulations and legal standards regarding liability and evolving technologies for handling site remediation and restoration. At December 31, 2009 and 2008, the Company had accrued approximately $1.8 million for environmental matters.

Contingent Matters

The Company will establish reserves for matters in which losses are probable and can be reasonably estimated. These types of matters may involve additional claims that if granted, could require the Company to pay penalties or make other expenditures in amounts that will not be estimable at the time of discovery of the matter. In these cases, a liability will be recorded at the low end of the range if no amount within the range is a better estimate in accordance with FASB ASC No. 450, Accounting for Contingencies.

As part of the original acquisition, the Company agreed to pay up to $70 million to the Post-Consummation Trust to relinquish certain defined liabilities to date. The Company has made $57.5 million of payments and remains contingently liable to pay an additional $12.5 million. At this time, the Company has not recorded a liability for the $12.5 million since it does not believe that it will be probable to make any additional payments to the trust; therefore, these amounts were eliminated as part of the final purchase accounting adjustments. To the extent that future payments are required, the payments will be expensed.

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Litigation

The Company is subject to various legal actions and claims incidental to its business. Litigation is subject to many uncertainties and the outcome of individual litigated matters is not predictable with assurance. After discussions with counsel litigating these matters, it is the opinion of management that the outcome of such matters will not have a material adverse impact on the Company’s financial position, results of operations or cash flows.

On February 2, 2005, the Predecessor Company filed a voluntary petition for relief under the Bankruptcy Code.

Following the above-referenced February 2, 2005 filing, certain claims were filed against certain then current and former officers and directors of the Predecessor Company, alleging various (1) violations of the federal securities laws (the “Securities Litigation”), and (2) breaches of fiduciary duties to participants in and beneficiaries of the Company’s various 401(k) retirement plans in connection with the availability of the common stock of Tower Automotive, Inc. as an investment option under the plans (the “ERISA Litigation”). A Stipulation of Settlement in the Securities Litigation was executed on February 10, 2009 and a Judgment approving the settlement was entered on May 28, 2009. Neither the Successor Company nor any of its current officers or directors was a party to this litigation. However, the Successor Company, as holder of certain historical records of the Predecessor Company, had provided ongoing support in the period for discovery of those documents and cooperation and assistance to the Post Consummation Trust on such litigation in accordance with the terms of the acquisition described in Note 2. The Predecessor Company and the parties to the ERISA Litigation reached an agreement to settle the ERISA Litigation, which settlement was approved by the Bankruptcy Court as part of the Plan of Reorganization.

On November 29, 2005, the Company’s joint venture partner in Metalsa, Groupo Proeza, S.A. de C.V. (“Proeza”) filed a lawsuit in Mexico against Tower Mexico, Metalsa and certain of Tower Mexico’s directors. Proeza’s lawsuit alleged certain breaches of Tower Mexico’s obligations under the governing documents of the joint venture and asserted certain rights in connection with an alleged change in control of Tower Mexico. As a result of these allegations, Proeza sought either the rescission of the joint venture relationship or the redemption of Tower Mexico’s investment in Metalsa.

In December 2007, the Successor Company agreed to sell its 40% interest in Metalsa to its joint venture partner, Proeza, for cash proceeds of $150 million. As part of this sale, both parties agreed to dismiss all of the above lawsuits and proceedings.

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 18. Change in Working Capital and Other Operating Items

The following table summarizes the sources (uses) of cash provided by changes in working capital and other operating items (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Five Months Ended December 31, 2007	Seven Months Ended July 31, 2007
Accounts receivable	$(114,754)	$165,791	$40,266	$(22,374)
Inventories	13,563	34,356	8,761	(8,562)
Prepaid tooling and other current assets	6,875	(4,844)	6,045	894
Accounts payable and accrued liabilities	92,999	(137,288)	(3,623)	(29,475)
Other assets and liabilities	10,335	29,252	(5,104)	33,045

Change in working capital	$9,018	$87,267	$46,345	$(26,472)

Note 19. Subsequent Events

On February 26, 2010, a foreign subsidiary of the Company signed a definitive agreement, subject to normal closing conditions, to purchase the assets of the manufacturing plant of TWB Fahrzeugtechnik GmbH & Co. KG i.L. located in Artern, Germany from an insolvency administrator. The aggregate purchase price of the assets will be approximately $19.2 (or €13.4) million consisting of the assumption of certain capital leases, cash payment to the administrator, and certain transaction costs. The transaction is expected to close during the first quarter of 2010.

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands—unaudited)

	June 30, 2010	December 31, 2009
ASSETS
Cash and cash equivalents	$149,620	$149,802
Accounts receivable, (net of allowance of $1,731 and $2,439)	310,341	290,098
Inventories (Note 3)	69,040	62,611
Deferred tax asset—current	3,540	4,762
Assets held for sale (Note 4)	9,523	6,008
Prepaid tooling and other	62,735	60,139

Total current assets	604,799	573,420

Property, plant and equipment, net	581,257	640,148
Goodwill (Note 5)	60,668	70,565
Deferred tax asset—non-current	15,045	15,009
Other assets, net	38,881	35,279

Total assets	$1,300,650	$1,334,421

LIABILITIES AND MEMBERS’ DEFICIT
Current maturities of long-term debt and capital lease obligations (Note 7)	$110,354	$137,499
Current maturities of long-term debt with affiliate (Note 7)	3,984	4,132
Accounts payable	335,939	333,773
Accrued liabilities	118,471	127,823

Total current liabilities	568,748	603,227

Long-term debt, net of current maturities (Note 7)	140,666	112,602
Long-term debt with affiliate, net of current maturities (Note 7)	383,465	399,776
Obligations under capital leases, net of current maturities (Note 7)	15,584	15,544
Deferred tax liability—non-current	12,708	13,917
Pension liability	76,083	78,730
Other non-current liabilities	80,214	86,869

Total non-current liabilities	708,720	707,438

Total liabilities	1,277,468	1,310,665

Commitments and contingencies (Note 17)

Redeemable preferred units, 10,000 units authorized and outstanding (Note 11)	179,467	170,915

Members’ deficit:
Tower Automotive, LLC’s members’ deficit:
Common units, 8,500 units authorized and outstanding (Note 12)	12,858	12,595
Accumulated deficit	(156,175)	(144,955)
Accumulated other comprehensive loss	(57,353)	(54,363)

Total Tower Automotive, LLC’s members’ deficit	(200,670)	(186,723)

Noncontrolling interests in subsidiaries	44,385	39,564

Total members’ deficit	(156,285)	(147,159)

Total liabilities and members’ deficit	$1,300,650	$1,334,421

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share amounts—unaudited)

	Six Months Ended June 30,
	2010	2009
Revenues	$980,811	$697,850
Cost of sales	872,048	681,883

Gross profit	108,763	15,967
Selling, general and administrative expenses	64,961	53,261
Amortization expense (Note 5)	1,541	1,313
Restructuring and asset impairment charges, net (Note 6)	4,686	(1,146)

Operating income / (loss)	37,575	(37,461)
Interest expense	27,825	27,815
Interest income	569	571
Other (income)/loss, net (Note 7)	—	(32,449)

Income/(loss) before provision for income taxes	10,319	(32,256)
Provision / (benefit) for income taxes (Note 8)	8,362	2,796

Net income/(loss)	1,957	(35,052)
Less: Net income attributable to the noncontrolling interests	4,528	3,983

Net income/(loss) attributable to Tower Automotive, LLC	$(2,571)	$(39,035)

Less: Preferred unit dividends	$(8,649)	$(7,851)

Income/(loss) available to common unit holders	$(11,220)	$(46,886)

Weighted average basic and diluted units outstanding	8,500	8,500

Basic and diluted income/(loss) per unit attributable to Tower Automotive, LLC:
Income/(loss) per unit	$(1,320)	$(5,516)

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands—unaudited)

	Six months ended June 30,
	2010	2009
OPERATING ACTIVITIES:
Net income/(loss)	$1,957	$(35,052)
Adjustments required to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation and amortization	58,706	79,439
Gain from debt repurchase/letter of credit reduction	—	(32,449)
Pension expense, net of contributions	(2,646)	(1,003)
Amortization of pension loss	798	1,086
Change in working capital and other operating items	(31,745)	(28,595)

Net cash provided by/(used in) operating activities	$27,070	$(16,574)

INVESTING ACTIVITIES:
Cash disbursed for purchases of property, plant and equipment	$(40,096)	$(45,618)
Net assets acquired, net of cash acquired	(16,687)	—

Net cash used in investing activities	$(56,783)	$(45,618)

FINANCING ACTIVITIES:
Proceeds from letter of credit reduction	$—	$12,000
Repayments of term debt	(2,340)	(13,974)
Preferred unit dividends	(95)	(388)
Noncontrolling interest dividends	—	(1,980)
Proceeds from borrowings	276,357	256,106
Repayments of borrowings	(237,612)	(182,002)
Financing costs	—	(1,451)

Net cash provided by financing activities	$36,310	$68,311

Effect of exchange rate changes on cash and cash equivalents	$(6,779)	$2,464

NET CHANGE IN CASH AND CASH EQUIVALENTS	$(182)	$8,583

CASH AND CASH EQUIVALENTS:
Beginning of period	$149,802	$126,820

End of period	$149,620	$135,403

Supplemental Cash Flow Information:
Interest paid, net of amounts capitalized	$26,008	$25,670
Income taxes paid	4,583	6,108
Non-cash Activities:
Capital expenditures in liabilities for purchases of property, plant and equipment	$16,291	$12,632
Cumulative preferred stock units accrued	8,554	7,463

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Note 1. Basis of Presentation

The accompanying Condensed Consolidated Financial Statements have been prepared by Tower Automotive, LLC (the “Company” or the “Successor Company”), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). The information furnished in the Condensed Consolidated Financial Statements includes normal recurring adjustments and reflects all adjustments, which are, in the opinion of management, necessary for a fair presentation of such financial statements. Certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) have been condensed or omitted pursuant to the rules and regulations of the SEC. Although the Company believes that the disclosures are adequate to make the information presented not misleading, these Condensed Consolidated Financial Statements should be read in conjunction with the audited year end financial statements and the notes thereto included elsewhere herein. The interim results for the periods presented are not indicative of the Company’s actual annual results.

Changes in Accounting Principles

Variable Interest Entities

In January 2010, the Company adopted amendments to ASC 810-10, “Consolidation” (ASC 810-10). These amendments require an enterprise to qualitatively assess the determination of the primary beneficiary of a variable interest entity (a “VIE”) based on whether the enterprise: (i) has the power to direct the activities of a VIE that most significantly affect the entity’s economic performance; and (ii) has the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. These amendments also require, among other considerations, an ongoing reconsideration of the primary beneficiary. The adoption of this standard did not have a material impact on the Company’s financial statements.

Financial accounting standards board, or FASB, accounting standards update, or ASU, 2010-06 “fair value measurements and disclosures (Topic 820): improving disclosures about fair value measurements,” or ASU 2010-06

In January 2010, the FASB issued ASU 2010-06 which amended the Accounting Standards Codification, or ASC, Topic 820-10 “Fair Value Measurement and Disclosures-Overall.” ASU 2010-06 requires new disclosures regarding transfers in and out of asset and liabilities measured at fair value classified within the valuation hierarchy as either Level 1 or Level 2 and information about sales, issuances and settlements on a gross basis for assets and liabilities classified as Level 3. ASU 2010-06 clarifies existing disclosures on the level of disaggregation required and inputs and valuation techniques. The provisions of ASU 2010-06 became effective for the Company on January 1, 2010, except for disclosure of information about sales, issuances and settlements on a gross basis for assets and liabilities classified as Level 3, which is effective for the Company on January 1, 2011. The provisions of ASU 2010-06 impact disclosures only and the Company has disclosed information in accordance with the revised provisions of ASU 2010-06 within this filing.

Note 2. New Accounting Pronouncements Not Yet Adopted

As of June 30, 2010, the Company has adopted all new accounting pronouncements affecting the Company.

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

Note 3. Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (“FIFO”) method. In addition, the Company uses a valuation account for inventory obsolescence, which has not been material for any periods presented. Maintenance, repair and non-productive inventory, which are considered consumables, are expensed when acquired in cost of sales. Inventories consist of the following (in thousands):

	June 30, 2010	December 31, 2009
Raw materials	$26,616	$21,911
Work in process	21,114	20,841
Finished goods	21,310	19,859

Total Inventory	$69,040	$62,611

Note 4. Assets Held for Sale

The Company has four locations that are considered held for sale in accordance with FASB ASC No. 360, “Property, Plant, and Equipment.” The four locations are Gunpo, South Korea; Traverse City, Michigan; Bergisch Gladbach, Germany; and Milwaukee, Wisconsin. The Company’s management has demonstrated intent to sell these locations by listing the properties with local real estate agencies at prices deemed reasonable in comparison to their respective fair values; thus, the Company expects to sell these locations within one year. Accordingly, the Company has recorded these locations at fair value, ceased depreciation on them, and classified them as held for sale. The following table summarizes assets held for sale by category (in thousands):

	June 30, 2010	December 31, 2009
Land	$6,461	$2,868
Building	3,062	3,140

Total	$9,523	$6,008

Note 5. Goodwill and Other Intangible Assets

Goodwill

The change in the carrying amount of goodwill is set forth below on a reportable segment and consolidated basis (in thousands):

	International	Americas	Consolidated
Balance at December 31, 2009	$67,079	$3,486	$70,565
Currency translation adjustment	(9,779)	(118)	(9,897)

Balance at June 30, 2010	$57,300	$3,368	$60,668

Intangibles

The Company has certain intangible assets that are related to customer relationships and contracts in Europe and Brazil. These intangible assets have definite lives and are amortized on a straight-line basis, which approximates the recognition of related revenue, over the estimated lives of the related assets. The intangible assets are recorded in other non-current assets. The Company anticipates amortization expense of $3.4 million for each of the next three years and $2.7 million for the subsequent one and a half years. The Company incurred

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

amortization expense of $1.5 million and $1.3 million, respectively, during the six months ended June 30, 2010 and 2009. The following table presents information about the intangible assets of the Company at June 30, 2010 and December 31, 2009, respectively (in thousands):

	Weighted Average Life	As of June 30, 2010		As of December 31, 2009
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible:
Europe	6 years	$15,184	$6,235	$14,664	$5,074
Brazil	7 years	5,659	2,321	5,790	1,911

Total		$20,843	$8,556	$20,454	$6,985

Note 6. Restructuring and Asset Impairment Charges

The Company has executed various restructuring plans and may execute additional plans in the future to realign manufacturing capacity to prevailing global automotive production and to improve the utilization of remaining facilities. Estimates of restructuring charges are based on information available at the time such charges are recorded. Due to the inherent uncertainty involved in estimating restructuring expenses, actual amounts paid for such activities may differ from amounts initially recorded. Accordingly, the Company may record revisions of previous estimates by adjusting previously established reserves.

Restructuring Charges

Restructuring charges and asset impairments include the following (in thousands):

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009
International	$2,867	$2,007
Americas	1,819	(3,153)

Total	$4,686	$(1,146)

The following table sets forth the Company’s net restructuring expense by type for the periods presented (in thousands):

	Six Months Ended June 30,
	2010	2009
Employee termination costs	$219	$2,603
Other exit costs	1,768	3,161
Asset impairments	2,699	—
Restructuring income	—	(6,910)

Total	$4,686	$(1,146)

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The charges incurred during 2010 and 2009 primarily related to the following actions:

2010 Actions

During the first quarter of 2010, the Company classified its Bergisch Gladbach facility as held for sale (See Note 4) which resulted in an impairment charge of $2.7 million to align the book value with the estimated fair value. The additional charges incurred in 2010 in both the International and Americas segments related to other severance costs and ongoing maintenance of facilities closed as a result of prior actions.

2009 Actions

During the six months ended June 30, 2009, the Company incurred restructuring expense of $5.8 million, which was offset by $6.9 million of restructuring income. The charges incurred during the first six months of 2009 in both the International and Americas segments related to severance costs and ongoing maintenance of facilities closed as a result of prior actions. The restructuring income was related to recoveries for the cancellation of an old customer program relating to the Company’s closed facility in Milwaukee, Wisconsin. This income was recorded in the Americas segment. As of June 30, 2009, all recoveries had been received.

Restructuring Reserve

The table below summarizes the activity in the accrual, reflected in accrued liabilities, for the above-mentioned actions through June 30, 2010 (in thousands):

	International	Americas	Consolidated
Balance at December 31, 2008	$2,355	$4,876	$7,231
Payments	(3,458)	(3,755)	(7,213)
Increase in liability	9,290	323	9,613
Adjustment to liability	—	117	117

Balance at December 31, 2009	8,187	1,561	9,748

Payments	(7,008)	(746)	(7,754)
Increase in liability	84	1,219	1,303
Adjustment to liability	—	(653)	(653)

Balance at June 30, 2010	$1,263	$1,381	$2,644

Except as disclosed in the table above, the Company does not anticipate incurring additional material cash charges associated with the actions described above. The increase in the liability above differs from the restructuring charges in the table above as certain items are expensed as incurred.

The liability decreased during 2010 primarily due to severance payments made relating to the Bergisch closure. Of the $2.6 million restructuring reserve accrued as of June 30, 2010, the majority is expected to be paid in 2010. The liability increased during 2009 primarily due to restructuring actions taken in the Company’s International operations.

During the six months ended June 30, 2010 the Company incurred severance payments related to prior accruals in Europe of $7 million and in North America of $0.7 million. During the year ended December 31, 2009 the Company incurred severance payments related to prior accruals in Europe of $2.4 million, Asia of $1 million, North America of $3.1 million, and Brazil of $0.7 million.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

In July 2009 in the International segment, the Company announced the closure of its press shop in Bergisch Gladbach, Germany and colleagues ceased employment with the Company in October 2009. Total estimated costs of the closure of this facility were $10.2 million which was comprised of $9.1 million of severance costs and $1.1 million of other exit costs. The Company recorded the entire charges of $10.2 million during 2009.

Note 7. Debt

First Lien Term Loan

As of June 30, 2010, the outstanding principal balance on the U.S. Dollar and Euro tranches was $203.3 million and $226.7 million (or €185.3 million), respectively. The interest rates in effect as of June 30, 2010 were 4.79% and 4.84% on the U.S. Dollar and Euro tranches, respectively. The effective rates on the U.S. Dollar and Euro tranches increase to 8.85% and 6.96%, respectively, when taking into account the impact of interest rate swaps (discussed in detail under “Interest Rate Swaps” below). Both tranches mature in July 2013. As of June 30, 2010, an affiliate of the preferred unit holder owns approximately 90% of the first lien term loan.

The first lien term loan is secured by (i) a first-priority lien on 65% of any voting and 100% of any non-voting equity interests held in any foreign subsidiary by the US borrower and the guarantors; (ii) a first-priority lien on all other tangible and intangible assets of the U.S. borrower and the guarantors; (iii) a first-priority lien on all accounts receivable, inventory, cash, investments, property, plant and equipment of the European borrower and the guarantors; and (iv) a second-priority lien on all accounts receivable, inventory, cash, investments, property, plant and equipment of the US borrower and the guarantors. The first lien term loan is guaranteed by the Company, by certain intermediate holding companies, by the Company’s direct and indirect domestic subsidiaries and by certain of the Company’s foreign subsidiaries.

Revolving Credit Facility

Advances under the revolving credit facility bear interest at a base rate plus a margin or LIBOR plus a margin. The applicable margins are determined by the average availability under the revolving credit facility over the preceding three months. The applicable margins as of June 30, 2010 were 0.75% and 1.75% for base rate and LIBOR based borrowings, respectively. As of June 30, 2010 there was $110.3 million of borrowing availability under the revolving credit facility of which $53.5 million of borrowings and no letters of credit were outstanding. The facility matures July 2012.

The revolving credit facility is secured by (i) a first-priority lien on all accounts receivable, inventory, cash, investments and property, plant and equipment of the U.S. Borrower and guarantors; (ii) a second-priority pledge of 65% of any voting and 100% of any non-voting equity interests held in any foreign subsidiary by the U.S. Borrower and guarantors; and (iii) a second-priority lien on all other tangible and intangible assets of the U.S. Borrower and guarantors.

Letter of Credit Facility

The letter of credit facility, which is part of the first lien term loan agreement, is fully cash collateralized by third parties for purposes of replacing or backstopping letters of credit outstanding at the time of the original acquisition by the Company of the assets of its predecessor. The cash collateral was deposited by such third parties in a deposit account, and the Company has no right, title or interest in the deposit account. As of June 30, 2010, the outstanding letters of credit under the letter of credit facility were $23.1 million. The facility matures in July 2013. Applicable fees are 0.25% of the aggregate letters of credit outstanding for commissions. The $27.5 million letter of credit facility has 4.25% facility commitment fees and a facility deposit fee of 0.15%.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

As of June 30, 2010, the weighted average interest rate of the Company’s credit facilities (first lien term loan and revolving credit facility) was 4.57%. The weighted average interest rate of such credit facilities increase to 7.26% when taking into account the impact of the interest rate swaps (discussed in detail under “Interest Rate Swaps” below). The Company incurred interest expense related to the amortization of debt issue costs of $1.1 million and $2.1 million, respectively, during the six months ended June 30, 2010 and 2009.

2009 Amendment

During the first quarter of 2009, the Company reached an agreement to amend certain terms of its revolving credit facility, first lien term loan agreement, and letter of credit facility. As part of the amendment, the Company agreed to reduce the $200 million revolving credit facility to $150 million.

The amendment also allowed the Company to redeem a portion of its letter of credit facility for cash. On April 8, 2009, the Company received cash proceeds of $12 million, in exchange for a $30 million reduction of the letter of credit facility from $60 million to $30 million. A gain of $11.5 million, net of fees, was recognized as other income as a result of this transaction. In addition, the Company had the ability to redeem up to an additional $10 million of the letter of credit facility by the end of the third quarter of 2009. On September 30, 2009, the Company received cash proceeds of $1.2 million, in exchange for a $2.5 million reduction of the letter of credit facility to decrease the facility from $30 million to $27.5 million. A gain of $1.2 million, net of fees, was recognized as other income as a result of this transaction.

Also pursuant to the amendment, the Company was required to use the proceeds from the first letter of credit reduction to repurchase a portion of the U.S. tranche of the first lien term loan. The amendment provides the Company with an eighteen-month window to repurchase the first lien term loans up to an aggregate of $50 million in cash. On May 1, 2009, the Company agreed to a tender offer to repurchase $32.9 million of the first lien term loan using the net proceeds from the letter of credit facility reduction. On May 6, 2009, the Company executed the agreement by transferring $11.5 million to complete the transaction, which resulted in a net gain of $20.9 million after fees, recognized as other income.

Interest Rate Swaps

The Company was required by its credit agreements to enter into two interest rate swap agreements during the third quarter of 2007 with notional principal amounts of $182.5 million and €100 million. These derivative agreements effectively fix interest rates at 5.06% and 4.62%, respectively, on a portion of floating debt and qualify for cash flow hedge accounting treatment under FASB ASC 815, Derivatives and Hedging. The swaps were designated as hedging instruments to offset the changes in cash flows resulting from changes in interest rates on this variable rate debt through August 31, 2010. Under FASB ASC No. 815, each swap is recorded as a cash flow hedge in which the fair value is recorded as an asset or liability and the changes in the fair value are recorded as a component of other comprehensive income. Periodic measurement of hedge effectiveness is performed quarterly. Any changes in the effective portion of these derivatives are recorded as a component of accumulated other comprehensive income/(loss), a component of members’ deficit, while any ineffective portion will be recorded in earnings and reflected in the consolidated statement of income as part of interest expense.

During the first six months of 2010, a pre-tax gain of $7.2 million was recorded in other comprehensive income relating to the two cash flow hedges. As of June 30, 2010, no ineffective portion exists and the fair values of these derivatives are recorded as a liability of $3.4 million within accrued liabilities on the Company’s Condensed Consolidated Balance Sheet in accrued liabilities. The fair value of our interest rate swaps was determined based on third-party valuation models. The swaps remain outstanding and designated as effective hedges as of June 30, 2010. Amounts transferred from accumulated other comprehensive income to net income/

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

(loss) for the periods presented were not significant. The swaps will settle in 2010; therefore, the amount currently recorded in accumulated other comprehensive income/(loss) of $5.4 million will be reclassified to net income/(loss) in 2010.

Other Foreign Subsidiary Indebtedness

As of June 30, 2010, other foreign subsidiary indebtedness of $152.1 million consists primarily of borrowings in South Korea of $111.7 million, receivable factoring in Europe of $27.4 million, and borrowings in Brazil of $13 million.

Generally, borrowings of foreign subsidiaries are made under credit agreements with commercial lenders and are used to fund working capital and other operating requirements.

South Korea

The Company has borrowings in South Korea of $111.7 million, consisting of secured indebtedness of $39.7 million, secured bonds of $31.2 million, unsecured indebtedness of $20.4 million, and unsecured corporate bonds of $20.4 million issued in connection with a government sponsored collateralized bond program, which have interest rates ranging from 4.23% to 9.96% and maturity dates ranging from July 2010 to April 2012. The majority of these borrowings are subject to annual renewal. Substantially all of the assets of the Company’s South Korean subsidiary serve as collateral for the secured bonds and the other secured indebtedness.

During the first quarter of 2010, the Company renewed $13.5 million of maturing secured indebtedness for an additional year. There were no material changes to the terms of the loans except the average annual interest rate was reduced from 7.1% to 6.3%.

During the second quarter of 2010, the Company renewed $20.4 million of maturing secured bonds for an additional two years. The Company also renewed three additional facilities with aggregate indebtedness of $7.8 million for an additional year. There were no material changes to the terms of the loans except for the extension of the maturities. In addition, the Company obtained a new $4.1 million unsecured bond from the South Korean Government. The bond has a three year maturity with an interest rate of 8.32%.

Brazil

The Company has borrowings in Brazil of $13 million (R$ 23.4 million) which have interest rates ranging from 12.68% to 14.57% with maturity dates ranging from July 2010 to May 2011. This credit is provided through bilateral agreements with three local banks. Periodic interest and principal payments are required. All loans have a duration of one year or less and are secured by certain fixed and current assets.

During the first quarter of 2010, two of the local banks provided the Company with a combined $8 million (R$ 14.5 million) of new one-year term loans that refinance previous principal payments made on the existing term loan portfolio. The terms of the new loans are substantially the same as the other portfolio loans except for a reduction in interest rates from the portfolio average of 13.8% to 13.2% for the new loans.

During the second quarter of 2010, one of the local banks provided the Company with a $3 million (R$ 5.3 million) new one-year term loan. The terms of the new loan are substantially the same as the other portfolio loans.

Italy

As of June 30, 2010, the receivable factoring facilities available to the Company are $33.5 million (€27.4 million), of which $27.4 million (€22.4 million) is outstanding. These are uncommitted, demand facilities which

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

are subject to termination at the discretion of the banks, and bear interest rates based on the average three month EURIBOR plus a spread ranging from 1.45% to 2.00%. The effective rates as of June 30, 2010 ranged from 2.18% to 2.73% per annum. Any receivable factoring under these facilities is with recourse, and is secured by the accounts receivable factored. These receivable factoring transactions are recorded in the Company’s Consolidated Balance Sheet in current maturities of long term debt.

Capital Leases

The Company had capital lease obligations of $18.5 million and $17.6 million as of June 30, 2010 and December 31, 2009, respectively, which expire between April 2011 and March 2018.

As of June 30, 2010, the Company believes that it is in full compliance with the financial covenants that govern its credit agreements.

Note 8. Income Taxes

During the six months ended June 30, 2010, the Company recognized income tax expense of $8.4 million, in relation to income before provision for income taxes of $10.3 million. This income tax expense resulted primarily from the recognition of foreign income taxes, withholding taxes, and certain state taxes. Full valuation allowances were provided for tax benefits generated during the 2010 period on losses incurred in the U.S. and various foreign locations, including South Korea.

During the six months ended June 30, 2009, the Company recognized income tax expense of $2.8 million in relation to a loss before provision for income taxes of $32.3 million. This income tax expense resulted primarily from the recognition of foreign income taxes and state taxes. Full valuation allowances were provided for various foreign locations, including South Korea, and U.S. Federal income tax benefits generated during the 2009 period.

Note 9. Retirement Plans

The Company sponsors various pension and other postretirement benefit plans for its employees.

In accordance with FASB ASC 805, “Business Combinations,” on August 1, 2007, the Company recorded a liability for the total projected benefit obligation in excess of plan assets for the pension plans and a liability for the total accumulated postretirement benefit obligation in excess of the fair value of plan assets for other postretirement benefit plans and for postretirement benefit settlement agreements, which were approved by the Bankruptcy Court and assumed by the Successor Company. The following table provides the components of net periodic pension benefit cost and other post-retirement benefit cost (in thousands):

	Pension Benefits		Other Benefits
	Six Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Service cost	$16	$16	$—	$—
Interest cost	6,714	7,262	504	518
Expected return on plan assets	(5,318)	(5,052)	—	—
Amortization of prior service cost	—	—	—	—
Amortization of net losses	798	1,086	—	—
Curtailment loss	—	—	—	—

Net periodic benefit cost	$2,210	$3,312	$504	$518

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The Company expects its minimum pension funding requirements to be $9.7 million during 2010 of which the Company made contributions of $4.1 million during the six months ended June 30, 2010. Effective October 1, 2006, the plan was frozen and ceased accruing any additional benefits. Contributions by the Company are intended to fund benefits that accrued through October 1, 2006.

The Company contributed $1.6 million during the six months ended June 30, 2010 to its defined contribution employee savings plans.

As part of the Company’s reorganization in 2007, future post-retirement benefit payments were capped at specified amounts to be paid through 2011. During the six months ended June 30, 2010, the Company made contributions of $0.6 million to VEBA trusts.

Note 10. Members’ Deficit and Noncontrolling Interests

The table below provides a reconciliation of the carrying amount of total members’ deficit, including members’ deficit attributable to Tower Automotive, LLC, and equity attributable to the noncontrolling interests (“NCI”) (in thousands):

	Six Months Ended June 30,
	2010			2009
	Tower	NCI	Total	Tower	NCI	Total
Members’ deficit beginning balance	$(186,723)	$39,564	$(147,159)	$(124,070)	$35,545	$(88,525)
Net income	(2,571)	4,528	1,957	(39,035)	3,983	(35,052)
Other comprehensive income/(loss):
Change in cumulative translation adjustment	(10,961)	293	(10,668)	2,897	(38)	2,859
Amortization of actuarial loss	798		798	1,086		1,086
Unrealized gain/(loss) on qualifying cash flow hedge	7,173		7,173	1,116		1,116

Total comprehensive income/(loss)	(5,561)	4,821	(740)	(33,936)	3,945	(29,991)
Preferred unit dividends paid	(95)	—	(95)	(388)		(388)
Cumulative preferred units accrued	(8,554)	—	(8,554)	(7,463)	—	(7,463)
Noncontrolling interest dividends					(1,980)	(1,980)
Compensation expense	263		263	154		154

Members’ deficit ending balance	$(200,670)	$44,385	$(156,285)	$(165,703)	$37,510	$(128,193)

The following table presents the components of accumulated other comprehensive income (“AOCI”) (in thousands):

	As of June 30, 2010	As of December 31, 2009
Foreign currency translation adjustment	$10,250	$21,211
Defined benefit plans, net	(62,225)	(63,023)
Unrealized gain/(loss) on qualifying cash flow hedge	(5,378)	(12,551)

Accumulated other comprehensive income	$(57,353)	$(54,363)

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

Note 11. Redeemable Preferred Units

The Company has outstanding 10,000 units of Membership Interest (designated as “Redeemable Preferred Units”) at June 30, 2010 and December 31, 2009. This is the total number of units authorized, issued, and outstanding. Cerberus Capital Management, L.P. owned and/or affiliated entities (“Members”) made initial capital contributions for all of the Redeemable Preferred Units in the amount of $213.8 million in July 2007. Redeemable Preferred Units are entitled to all of the rights of ownership, including a profits interest and a distribution preference, but have no conversion rights. Redeemable Preferred Units are non-voting, unless required by the Limited Liability Act of the State of Delaware. In accordance with FASB ASC No. 480, Distinguishing Liabilities from Equity, the Redeemable Preferred Units have been recorded as mezzanine equity at their issuance price, as they are redeemable at the option of the holder, based on the Members control of the Board of the Company. The initial carrying amount of redeemable preferred stock was its fair value, which was equal to the redemption value at date of issue.

The redemption value of the Redeemable Preferred Units is an amount that is equal to the holder’s initial capital contribution less all distributions previously made to such Redeemable Preferred Unit Holders (the “Unpaid Preference Amount”) plus an amount accruing at the rate of 10% per quarter on the holder’s Unpaid Preference Amount (the “Preferred Return Amount”). Therefore, if distributions are not made with respect to any fiscal year, the Redeemable Preferred Unit holders’ distributions will be cumulative. These units are recorded at redemption value at each balance sheet date and the Preferred Return Amount is recorded as an adjustment to retained earnings. During the six months ended June 30, 2010 and 2009, the Company paid distributions of $0.1 million and $0.4 million, respectively.

Note 12. Members’ Equity / (Deficit) and Share Based Compensation

Members’ Equity

The membership interests in the Company are represented by issued and outstanding “Units” divided into series consisting of “Preferred Units,” “Common Units” and “MIP Units”.

Common Units

The Company has authorized, issued, and outstanding 8,500 units of membership interest (designated as “Common Units”). Cerberus owned and/or affiliated entities made initial capital contributions for all of the Common Units, for total cash proceeds of $11.3 million. The Common Units are entitled to all of the rights of ownership, including voting rights.

MIP Units/Share Based Compensation

The Company authorized 1,500 units of Membership Interest (designated as “MIP Units”) to be eligible for grants in connection with the Company’s Management Incentive Plan (“MIP”). The Board approved MIP is designed to promote the long-term success of the Company through share-based compensation by aligning the interests of participants with those of its members. The Company’s management determined vesting at the date of grant and assigned the original units with both service and performance conditions. Effective February 19, 2010, the Board removed the performance conditions from the MIP Units, which resulted in only a service condition remaining to each unit. The modification resulted in no incremental compensation cost as the fair value of the awards did not change based on the modified terms.

Under the fair value recognition provisions, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the applicable vesting period of the award.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The fair value of each MIP was based on the fair value of the common units on the date of grant. The compensation cost for the MIP Plan was insignificant for the periods ended June 30, 2010 and 2009, respectively, with no income tax benefit due to the valuation allowance in the United States recognized during 2010 and 2009.

MIP Units are entitled to all of the rights of ownership but are not entitled to vote, unless required by the Limited Liability Act of the State of Delaware. In addition, MIP Units are entitled to share in the residual value of the Company based on the liquidation preferences described below. At June 30, 2010, MIP units outstanding were 1,465, of which 732.5 were vested.

Any additional Membership Interests must be approved by the Board of Managers of the Company. There is no established trading market for the Company’s Common, Preferred or MIP Units.

Membership Interest Distributions

Each fiscal year, the Company may make certain distributions to its Members, absent a Liquidation Event (as defined below), and after all amounts are paid by the Company for such fiscal year for ordinary and necessary business expenses, employee salaries and benefits, and payments of principal and interest on any Company indebtedness, in accordance with the following order of priority. First, to the Members, a tax distribution amount which is intended to enable the Members to use such distributions to satisfy their estimated and final income tax liabilities for that fiscal year. Second, to the Preferred Unit holders, an amount that is equal to the Unpaid Preference Amount plus an amount for the Preferred Return Amount. If distributions are not made with respect to any fiscal year, the Preferred Unit holder’s distributions will be cumulative. Upon payment of the full Preferred Return Amount to the holders of Preferred Units, amounts may be distributed to holders of Common Units and MIP Units.

In the event of (i) a liquidation, dissolution, or winding up of the Company; (ii) a sale of all or substantially all of the assets of the Company to an unrelated third party; (iii) a merger, acquisition, or sale of Membership Interests, in which Members immediately prior to such event have received consideration for no less than half of the value of their Membership Interests; or (iv) a recapitalization, reorganization, reclassification, or other similar transaction in which the Company receives proceeds from a financing for the purpose of distributing such proceeds to the Members and the consummation of which the Board determines is a liquidation event (each a “Liquidation Event”), the Board is required to make distributions in the following order of priority. First, payment of all debts and liabilities owing to creditors including, if applicable, Members in their capacity as creditors and the expenses of dissolution or liquidation; second, establishment of such reserves as are deemed necessary by the Board for any contingent or unforeseen liabilities of the Company; third, to the holders of Preferred Units, in proportion to their respective Unpaid Preference Amounts, until each such holder of Preferred Units has received its Unpaid Preference Amount; and thereafter, to the holders of Common Units and MIP Units.

Note 13. Earnings per Unit/Share

As discussed in Note 12, MIP Units share in the undistributed earnings with the Common Units. These MIP Units are classified as participating securities as defined by FASB ASC 260, “Earnings per Share.” Therefore, the Company uses the two-class method for calculating EPS. For the six months ended June 30, 2010 and 2009, undistributed losses of the Company are not allocated to the participating securities as the MIP Unit holders do not have a contractual obligation to share in the losses.

Due to net losses available to Common Unit holders for the six months ended June 30, 2010 and 2009, the MIP Units had an anti-dilutive effect and therefore were excluded from the computation of diluted loss per share. The number of MIP Units not included in the computation of diluted loss per share was 1,465 for 2010 and 2009.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

Note 14. Segment Information

The Company defines its operating segments as components of its business where separate financial information is available and is routinely evaluated by management. The Company’s chief operating decision maker (CODM) is the Chief Executive Officer.

The Company produces engineered structural metal components and assemblies primarily serving the global automotive industry. The Company’s operations have similar economic characteristics, and share fundamental characteristics including the nature of the products, production processes, customers, and distribution channels. The Company’s products include body structure stampings, chassis structures (including frames), and complex welded assemblies for small and large cars, crossovers, pickups and SUVs. The Company is comprised of four operating segments: Europe, Asia, North America, and South America. These operating segments are aggregated into two reportable segments. The International segment consists of Europe and Asia while the Americas segment consists of North and South America.

The Company measures segment operating performance based on Adjusted EBITDA. The Company uses segment Adjusted EBITDA as the basis for the CODM to evaluate the performance of each of the Company’s reportable segments.

The following is a summary of selected data for each of the Company’s segments (in thousands):

	International	Americas	Total
Six months ended June 30, 2010
Revenues	$558,583	$422,228	$980,811
Adjusted EBITDA	65,500	36,925	102,425
Capital expenditures	13,601	19,631	33,232
Total assets	$819,191	$481,459	$1,300,650

Six months ended June 30, 2009
Revenues	$438,220	$259,630	$697,850
Adjusted EBITDA	45,996	(4,950)	41,046
Capital expenditures	20,570	6,376	26,946
Total assets	$868,529	$429,701	$1,298,230

Inter-segment sales are not significant for any period presented. Capital expenditures do not equal cash disbursed for purchases of property, plant, and equipment as presented in the accompanying consolidated statements of cash flows, as capital expenditures above include amounts paid and accrued during the periods presented.

The following is a reconciliation of Adjusted EBITDA to net income/(loss) before provision for income taxes (in thousands):

	Six Months Ended June 30,
	2010	2009
Adjusted EBITDA	$102,425	$41,046
Restructuring	(4,686)	1,146
Depreciation and amortization	(58,706)	(79,439)
Receivable factoring charges	(272)	(214)
Acquisition costs	(679)	—
Compensation pursuant to the special incentive program	(507)	—
Interest expense, net	(27,256)	(27,244)
Other income, net	—	32,449

Net income/(loss) before provision for income taxes	$10,319	$(32,256)

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

Note 15. Fair Value of Financial Instruments

Fair value is generally determined based on quoted market prices in active markets for identical assets or liabilities. If quoted market prices are not available, the Company uses valuation techniques that place greater reliance on observable inputs and less reliance on unobservable inputs. In measuring fair value, the Company may make adjustments for risks and uncertainties, if a market participant would include such an adjustment in its pricing.

FASB ASC No. 820, “Fair Value Measurements and Disclosures,” establishes a fair value hierarchy that distinguishes between assumptions based on market data, referred to as observable inputs, and the Company’s assumptions, referred to as unobservable inputs. Determining where an asset or liability falls within that hierarchy depends on the lowest level input that is significant to the fair value measurement as a whole. An adjustment to the pricing method used within either level 1 or level 2 inputs could generate a fair value measurement that effectively falls in a lower level in the hierarchy. The hierarchy consists of three broad levels as follows:

Level	1: Quoted market prices in active markets for identical assets and liabilities;

Level	2: Inputs other than level 1 inputs that are either directly or indirectly observable; and

Level 3:	Unobservable inputs developed using internal estimates and assumptions, which reflect those that market participants would use.

The Company has the following assets and liabilities measured at fair value on a recurring basis during the period (in thousands):

		Fair value at reporting date using
	Six months ended June 30, 2010	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Interest rate swaps	$3,401	$—	$3,401	$—

The fair value of the interest rate swaps is determined using third-party valuation models. The third party valuation models use quoted interest rate curves to calculate the forward value and then discount the forward values to the present period.

The Company has the following assets and liabilities measured at fair value on a non-recurring basis during the period (in thousands):

		Fair value measurements using
	Six months ended June 30, 2010	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Long-lived assets held for sale	$9,523	$—	$—	$9,523

The fair value of the long-lived assets held for sale was determined using third-party appraisals. The third party appraisals use current market conditions to determine the fair market value.

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

At June 30, 2010, the carrying value and estimated fair value of the Company’s long-term debt was $635.6 million and $635.6 million, respectively. At December 31, 2009, the carrying value and estimated fair value of the Company’s long-term debt was $651.9 million and $651.9 million, respectively. The majority of the Company’s long-term debt is owned by an affiliate of the preferred unit holder and is classified as a level 3 measurement. The Company values the debt using significant unobservable inputs. The fair value was determined based on the estimated fair value of comparable instruments with quoted active market values.

The carrying amounts of cash and cash equivalents and accruals approximate fair value because of the short maturity of these instruments.

Note 16. Acquisition of facility in Artern, Germany

On March 14, 2010, a foreign subsidiary of Tower Automotive, LLC acquired the assets of the manufacturing plant of TWB Fahrzeugtechnik GmbH & Co, KG i.L. located in Artern, Germany from an insolvency administrator. The acquisition was accounted for as a purchase under the acquisition method in accordance with FASB ASC No. 805, “Business Combinations.” The total purchase price was approximately $17.7 million which does not include direct acquisition costs of approximately $0.7 million. The acquisition was recorded by allocating the purchase price to the assets acquired, including identifiable intangible assets and liabilities assumed, based on their estimated fair values at the date of acquisition.

There was no goodwill recorded in connection with the acquisition. Supplemental Pro Forma disclosures are not included as the amounts are deemed immaterial. Revenues and earnings of the acquiree since the acquisition date included in the Company’s Condensed Consolidated Statement of Operations are immaterial for all periods presented.

In addition, the Company will be liable to pay back certain investment grants in the amount of $2.2 million if agreed upon levels of employment are not maintained through April 30, 2011. At present, the Company expects to maintain adequate employment through the period ending April 30, 2011.

In accordance with FASB ASC No. 805, the preliminary purchase price allocation is subject to additional adjustment within one year after the acquisition as additional information on asset and liability valuations becomes available. Through June 30, 2010, no adjustments to the initial purchase price allocation have been recorded. The Company expects that adjustments to recorded fair values may include those relating to:

•	Property, plant, and equipment, and intangibles, all of which may change based on consideration of additional analysis by the Company;

•	Accrued expenses, which may change based on identification of final fees and costs associated with the acquisition and resolution of any disputed claims, and preference claims; and

•

Tax liabilities and deferred taxes, which may be adjusted based upon additional information to be received from taxing authorities and which result from changes in the allocated book basis of items for which deferred taxes are provided.

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The preliminary allocation of the purchase price for the acquisition was made to the following major opening balance sheet categories (in thousands):

Assets Acquired
Current assets	$1,925
Property, plant and equipment, net	14,495
Intangibles	2,055

Total assets acquired	18,475
Other non-current liabilities assumed	822

Net assets acquired	17,653
Less: amount remaining to pay	966

Cash paid in the first quarter of 2010	$16,687

Note 17. Commitments and Contingencies

Compensation Programs

The primary objectives of the Company’s compensation programs are to (i) attract, motivate and retain the best executive officers with the skills necessary to successfully manage the Company’s business, and (ii) align the interests of the Company’s executive officers with equity owners by rewarding them for strong company performance.

Special Incentive Program

The Board established the Special Incentive Program on February 19, 2010. The Special Incentive Program provides for special cash bonuses to be paid to eight executives if a Qualifying Event were to occur. For this program, a qualifying event is defined as the consummation of an initial public offering or the repayment of the Company’s existing first lien term loan in full. The Company believes it will repay the first lien term loan on or before July 31, 2013; thus, the Company anticipates recording an expense of between $4.8 million and $5.5 million related to this program which will be recognized on a straight line basis through July 31, 2013. The Company recorded an expense of $0.5 million for the six months ended June 30, 2010. As of June 30, 2010, the Company has recorded a liability of $0.5 million relating to this Program.

Long Term Incentive Program

The Board established the Long Term Incentive Program on February 19, 2010. Participants will receive special cash bonuses if a Qualifying Transaction were to occur. For this program, a Qualifying Transaction is defined as a distribution to the Preferred Unit holders in excess of $50 million. In the event of an initial public offering, the special bonuses are expected to be in the form of restricted stock units that will be determined on the basis of the amount of value attributable to the Preferred Unit holders and a Qualifying Transaction is not a prerequisite to such award of restricted stock units. As these bonuses are based on the aggregate value of a future Qualifying Transaction, the value cannot be determined as of June 30, 2010. In addition, the Company does not deem the payment of the award as probable absent an initial public offering; therefore, no liability is recorded in the Company’s financial statements as of June 30, 2010.

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

Amended Value Creation Plan (VC Plan)

The Board amended the VC Plan on February 19, 2010. The VC Plan provides for special cash bonuses to be paid to approximately 70 executives if a Funding Event were to occur. A Funding Event is defined as either the consummation of an initial public offering or the occurrence of a liquidation event (as defined in the Company’s operating agreement). In the case of a Funding Event that occurs upon the consummation of an initial public offering, payment of such bonuses will occur following the sale by the Preferred Unit holders with cumulative proceeds in an amount equal to the full value of their preferred investment in the Company. Under the VC Plan, the amount potentially available for distribution to participants is determined based on the Net Value Gained as a result of a Funding Event. Net Value Gained is defined as the net profit realized as a result of a Funding Event by the equity owners in respect of their investment in Common Units, all as determined by the Board of Managers in good faith.

The Value Creation Pool that is available for distribution due to a Qualifying Event will be equal to the following amount:

•	3.75% of Net Value Gained if Net Value Gained is less than $1 billion.

•	4.0% of Net Value Gained if Net Value Gained is $1 billion or more but less than $1.2 billion.

•	4.2% of Net Value Gained if Net Value Gained is $1.2 billion or more.

Participants will be assigned a percentage of the pool for distribution. The special bonuses are based on the aggregate value of a future Funding Event, and accordingly cannot be determined as of June 30, 2010. In addition, the Company does not deem the payment of the award as probable absent an initial public offering; therefore, no liability is recorded in the Company’s financial statements as of June 30, 2010.

Supplemental Value Creation Program

The Supplemental Value Creation Program was created in addition to the VC Plan discussed above on February 19, 2010. Participants will receive special cash bonuses if a Qualifying Liquidation Event were to occur. A Qualifying Liquidation Event is defined to have occurred if the Preferred Unit holders receive a cash distribution in an amount equal to the full value of their preferred investment in the Company. The special bonuses are based on the Company’s ability to make a distribution in full to the Preferred Unit holders, which is not deemed probable absent an initial public offering; therefore, no liability is recorded in the Company’s financial statements as of June 30, 2010. If the Company was to consummate an initial public offering, the Company estimates that it will incur an expense of between $6.8 million and $7.5 million.

Environmental Matters

The Company owns properties which have been impacted by environmental releases. The Company is actively involved in investigation and/or remediation at several of these locations. Total costs and liabilities associated with environmental contamination could be substantial and may have an adverse impact on the Company’s financial condition, results of operations or cash flows.

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. The established liability for environmental matters is based upon management’s best estimates of expected investigation/remediation costs related to environmental contamination. It is possible that actual costs associated with these matters will exceed the environmental reserves established by the Company. Inherent uncertainties exist in the estimates, primarily due to unknown

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

environmental conditions, changing governmental regulations and legal standards regarding liability and evolving technologies for handling site remediation and restoration. At June 30, 2010 and December 31, 2009, the Company had accrued approximately $1.8 million for environmental matters.

Contingent Matters

The Company will establish reserves for matters in which losses are probable and can be reasonably estimated. These types of matters may involve additional claims that, if granted, could require the Company to pay penalties or make other expenditures in amounts that will not be estimable at the time of discovery of the matter. In these cases, a liability will be recorded at the low end of the range if no amount within the range is a better estimate in accordance with FASB ASC No. 450, Accounting for Contingencies.

As part of the original acquisition, the Company agreed to pay up to $70 million to the Post-Consummation Trust to relinquish certain defined liabilities. The Company has made $57.5 million of payments to date and remains contingently liable to pay an additional $12.5 million. At this time, the Company has not recorded a liability for the $12.5 million since it does not believe it is probable that any additional payments to the trust will be required; therefore, these amounts were eliminated as part of the final purchase accounting adjustments. To the extent that future payments are required, the payments will be expensed.

Litigation

The Company is subject to various legal actions and claims incidental to its business. Litigation is subject to many uncertainties and the outcome of individual litigated matters is not predictable with assurance. After discussions with counsel, it is the opinion of management that the outcome of such matters will not have a material adverse impact on the Company’s financial position, results of operations, or cash flows.

Note 18. Subsequent Events

The Company has evaluated subsequent events through the issuance of the Company’s consolidated financial statements on August 13, 2010.

Subsequent to June 30, 2010, the Company has initiated steps to refinance its first lien term loan (other than the Synthetic Letter of Credit Facility included within its first lien term loan and guaranty agreement) pursuant to an unregistered offering of fixed term senior secured notes by two of its indirect subsidiaries. On August 12, 2010, prior to the completion of such offering, the Company’s operating agreement was amended and restated to provide for the conversion of the Company’s preferred, common and MIP units into a single class of membership interests, referred to as “capital units”. The capital units held by the former owner of MIP units will not be entitled to distributions until the holders of the other capital units have received distributions, in addition to tax distributions, equal to $180.9 million plus a return on the unpaid portion of such amount accruing from July 31, 2010 on a quarterly cumulative basis at a rate of 10% per annum.

On July 22, 2010, our Compensation Committee modified the Special Incentive Program to provide that in addition to the $5.5 million cash bonus payable upon consummation of an initial public offering or retirement of the Company’s first lien term loan, an additional cash bonus of $1.2 million will be payable to specified executive officers of the Company on the earlier of (i) the one year anniversary of the notes offering referenced above or (ii) the consummation of an initial public offering, provided that the first lien term loan is retired. In

TOWER AUTOMOTIVE, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

addition, the Supplemental Value Creation Plan was modified to provide that the $7.5 million cash bonus payable under that plan will become payable, subject to vesting requirements, if either the Company retires its first lien term loan or consummates an initial public offering.

On August 13, 2010, in connection with the offering of notes described above, Cerberus committed to cause an affiliate of the Company’s former preferred unit holders to cancel $25 million aggregate principal amount of indebtedness under the first lien term loan and in exchange therefore such affiliate of Cerberus will receive equity in the Company. As described above, prior to the date on which the $25 million of indebtedness was cancelled, the preferred, common and MIP units of Tower Automotive, LLC were converted into a single class of capital units. Upon the cancellation of such $25 million of such indebtedness, no new capital units were issued. Instead, the vesting was revised with respect to the capital units that are held by the former holder of the MIP units. Under the Company’s Fourth Amended and Restated Limited Liability Company Agreement, as amended, such holder is not entitled to receive distributions from the Company until a specified amount of distributions (referred to as the “Reference Amount”) is paid to the other holders of capital units. As a result of the cancellation of indebtedness, the Reference Amount was increased by $25 million, together with interest accruing on that amount from August 24, 2010. As a result of this transaction, the Company may experience cancellation of indebtedness income in the amount of up to $25 million for tax purposes. As of December 31, 2009, the Company had $148.5 million in net operating losses that it may use to offset any income tax payable as a result of this cancellation of indebtedness income. Any such cancellation of indebtedness income will not be recorded as income under GAAP on the Company’s financial statements.

METALSA, S. DE R.L. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2007

(With the Report of Independent

Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Board of Managers and Partners

Metalsa, S. de R.L.:

We have audited the accompanying consolidated balance sheet of Metalsa, S. de R. L. and subsidiaries (the “Company”) as of December 31, 2007, and the related consolidated statements of income, partners’ capital and comprehensive income, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metalsa, S. de R. L. and subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note 16 to the consolidated financial statements, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, as of January 1, 2007.

As discussed in the notes 1y and 14 to the consolidated financial statements, the Company adopted the recognition and disclosure provision of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as of December 31, 2007.

KPMG Cárdenas Dosal, S. C.

/s/    Jaime García Garcíatorres

Jaime García Garcíatorres

Monterrey, N.L., Mexico, April 5, 2008

METALSA, S. DE R.L. AND SUBSIDIARIES

Consolidated Balance Sheet

December 31, 2007

(Thousands of US dollars)

Assets
Current assets:
Cash and cash equivalents	$34,698
Derivative financial instruments (note 2)	1,599
Accounts receivable, net (note 4)	103,111
Inventories, net (note 5)	69,752
Prepaid expenses (note 6)	2,144
Deferred income taxes (note 16)	4,168

Total current assets	215,472
Note receivable from parent company (note 3)	120,000
Spare parts, less allowance for obsolescence and slow moving of $1,267	4,410
Property, plant and equipment, net (note 7)	328,006
Other non-current assets, net (note 8)	5,182
Goodwill, net	12,809

$685,879

Liabilities and Partners’ Capital
Current liabilities:
Current installments of long-term debt (note 9)	$3,101
Current installments of obligations under capital leases (note 10)	89
Accounts payable and accrued liabilities (note 11)	87,239
Pension and other postretirement benefits (note 14)	1,436

Total current liabilities	91,865
Long-term debt, excluding current installments (note 9)	160,539
Obligations under capital leases, excluding current installments (note 10)	21
Other long-term liabilities (note 13)	2,674
Pension and other postretirement benefits (note 14)	8,692
Deferred income taxes (note 16)	48,479

Total liabilities	312,270

Partners’ capital (note 15):
Contributed capital	12,718
Additional paid-in capital	63,705
Accumulated other comprehensive income (note 2)	(1,605)
Retained earnings	298,791

Total partners’ capital	373,609
Contingencies and commitments (note 19)

$685,879

See accompanying notes to consolidated financial statements.

METALSA, S. DE R.L. AND SUBSIDIARIES

Consolidated Statement of Income

Year ended December 31, 2007

(Thousands of US dollars)

Net sales (note 3)	$675,787
Cost of sales (note 3)	533,832

Gross profit	141,955
Selling, general and administrative expenses (notes 3 and 16)	69,318
Research and development costs—Launching cost of Tundra and DS projects	1,356

Operating income	71,281

Other income (expenses):
Interest expense	(5,990)
Interest income	2,868
Translation gain	574
(Loss) gain from valuation and liquidation of derivative financial instruments (note 2)	(729)
Other expenses, net	(2,139)

Other expenses, net	(5,416)

Income before income taxes	65,865

Income taxes (note 16):
Current	(1,389)
Deferred	15,308

Total income taxes	13,919

Net income	$51,946

See accompanying notes to consolidated financial statements.

METALSA, S. DE R.L. AND SUBSIDIARIES

Consolidated Statement of Partners’ Capital and Comprehensive Income

Year ended December 31, 2007

(Thousands of US dollars)

	Contributed capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total partners’ capital
Balances at January 1, 2007	$12,718	63,705	246,845	1,715	324,983
Other comprehensive income, net of tax:
Unrealized gains on derivative financial instruments, net of deferred income tax and reclassification adjustment for gains included in net income (note 2)	—	—	—	(1,715)	(1,715)
Net income	—	—	51,946	—	51,946

Comprehensive income	—	—	—	—	50,231
SFAS 158 adoption net of $624 taxes (notes 1y and 14)	—	—	—	(1,605)	(1,605)

Balances as of December 31, 2007	$12,718	63,705	298,791	(1,605)	373,609

See accompanying notes to consolidated financial statements.

METALSA, S. DE R.L. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Year ended December 31, 2007

(Thousands of US dollars)

Net cash provided by operating activities (note 18)	$79,287

Cash flows from investing activities:
Acquisition of property, plant and equipment, including interest capitalized	(35,124)
Change in other non-current assets, net	(789)

Net cash used in investing activities	(35,913)

Cash flows from financing activities:
Note receivable from parent company	(120,000)
Proceeds from long-term debt	110,000
Payments of long-term debt	(72,434)

Net cash used in financing activities	(82,434)

Net decrease in cash and cash equivalents	(39,060)
Cash and cash equivalents at beginning of year	73,758

Cash and cash equivalents at end of year	$34,698

Supplemental disclosure of cash flow information:
Interest paid	$5,674

Net tax refunds received	$(1,748)

See accompanying notes to consolidated financial statements.

METALSA, S. DE R.L. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007

(Thousands of US dollars)

(1) Summary of Significant Accounting Policies

a) Description of business

Activity

The Company is engaged in the manufacturing and sale of frames (chassis), heavy truck side rails, fuel tanks and steel stamped parts for the automotive industry, mainly to the North American Free Trade Agreement (NAFTA) market. There are four facilities: Apodaca, San Luis Potosí and Saltillo in México and the other in Virginia USA.

Outstanding Events

As of December 20, 2007, Grupo Proeza, S. A. de C. V. (Grupo Proeza) acquired the remaining 40% of the outstanding partnership interest in the Company from Tower Automotive México, S. de R. L., for $150 million. As a result of this transaction, Grupo Proeza, owns 100% of the Company. The financial statements are presented on an historical basis, without any consideration of the “push-down” basis derived from the purchase adjustments recorded by Grupo Proeza as the acquiring entity.

b) Use of Estimates

The preparation of the consolidated financial statements, in accordance with generally accepted principles in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; allowances for doubtful accounts and sales returns; the valuation of derivatives, deferred tax assets, fixed assets, inventory and spare parts, investments and reserves for employee benefit obligations, income tax uncertainties and other contingencies. Actual results could differ from those estimates.

c) Basis of Presentation

The accompanying consolidated financial statements were prepared in accordance with generally accepted accounting principles in United States (U.S. GAAP), and are expressed in U.S. Dollars.

The accounting records of the Mexican companies are kept in Mexican pesos and in accordance with Mexican financial reporting standards (Mexican FRS). Mexican FRS vary in certain significant respects from U.S. GAAP and therefore, the financial statements of the company and its subsidiaries include certain adjustments to present them in accordance with U.S. GAAP and in U.S. Dollars.

d) Basis of Translation

The functional currency of the Company and all its subsidiaries has been defined as the U.S. Dollar in accordance with the SFAS No. 52 Foreign Currency Translation criteria. Therefore, monetary assets and liabilities are translated at the current exchange rate in effect at the end of the fiscal period, non-monetary assets and partners’ capital are remeasured at the historical exchange rate and revenue and expense accounts at the average rates that prevailed during the period, as applicable. Translation adjustments, including those related to income taxes, are recorded as translation gain or loss in the accompanying consolidated statement of income.

METALSA, S. DE R.L. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007

(Thousands of US dollars)

e) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Metalsa, S. de R.L. and its majority owned subsidiaries (collectively, the Company). All significant intercompany balances and transactions have been eliminated in consolidation. The consolidation was made based on the audited financial statements of the issuing companies, which were prepared under U.S. GAAP.

The subsidiaries are the following:	Ownership	Principal activity
Metalsa Roanoke, Inc.	100%	Manufacturing and sale of heavy truck side rails
Metalsa Light Trucks, Inc.	100%	Sequence service center
Grupo Metalsa S. de R.L.	100%	Administrative services
Metalsa Servicios, S. de R.L.	100%	Administrative services

f) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents include $31,520 of overnight repurchase agreements and certificates of deposit with an initial term of less than three months at December 31, 2007.

g) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first in, first out (FIFO) method.

h) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of net assets of the businesses acquired. Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets (Statement 142). The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exist for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying value of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocation the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, Business Combinations. The residual fair value after the allocation is the implied fair value of the reporting unit goodwill. The fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two need not be performed.

During 2007, the Company performed its annual impairment review of goodwill and concluded that there was no impairment for that year.

i) Property, Plant and Equipment

Property, plant and equipment are stated at historical cost. Plant and equipment under capital leases are stated at the present value of minimum lease payments.

METALSA, S. DE R.L. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007

(Thousands of US dollars)

Depreciation and amortization is calculated using the straight-line method according to the useful life of the asset determined by the Company’s management as indicated in note 7.

The Company incurs maintenance costs on all its major equipment. Repair and maintenance costs are expensed when incurred.

j) Capitalized Interest

The Company’s policy is to capitalize interest cost incurred on debt during the construction of major projects exceeding one year. No interest was capitalized during the year ended December 31, 2007.

k) Spare Parts

The Company maintains a supply of spare and replacement parts that are critical parts in the operations of plant and equipment. Spare parts are recorded at net realizable value and are expensed when used.

l) Other Non-Current Assets

Other non-current assets are recorded at cost and represent primarily software with defined lives and deferred financing cost. Amortization expense is calculated on the straight-line method over a four year-period, except deferred financing cost which is being amortized under the effective interest method.

External direct costs of materials and services consumed in developing or obtaining internal computer software, and; payroll and payroll-related costs for employees who are directly associated with and who devote time to an internal use computer software project, to the extent of the time spent directly on the project, are capitalized.

m) Derivative Financial Instruments

As required by FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended the Company records all derivatives as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in earnings. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially recorded in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. The Company assesses the effectiveness of each hedging relationship on an ongoing basis by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction. For derivatives not designated as hedges, changes in fair value are recognized in earnings. Furthermore, the Company has recorded derivatives as no hedging designations, which are recognized in earnings, since these derivatives do not fulfill all the requirements established by FASB Statement No. 133, even though these derivatives find a logical economic hedge.

METALSA, S. DE R.L. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007

(Thousands of US dollars)

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting cash flows or fair value of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

In all situations in which hedge accounting is discontinued and the derivative is retained, the Company continues to carry the derivative at its fair value on the consolidated balance sheet and recognizes any subsequent changes in its fair value in earnings. When it is probable that a forecasted transaction will not occur, the Company discontinues hedge accounting and recognizes immediately in earnings gains and losses that were accumulated in other comprehensive income.

n) Pension and Other Post Retirement Benefits and Health Insurance Programs

Metalsa—Roanoke, Inc. in principally self-insured for costs on health and medical claims. During 2007, the Company utilized commercial insurance to cover specific claims in excess of $90. Effective January 1st, 2008, the commercial insurance covers specific claims in excess of $100.

The Company has a noncontributory defined benefit pension plan covering substantially all of its employees upon their retirement. The benefits are based on age, years of service and the level of compensation.

The Company records annual amounts relating to its pension and postretirement plans based on calculations that incorporate various actuarial and other assumptions including, discount rates, mortality, assumed rates of return, compensation increases, turnover rates and healthcare cost trend rates. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so. The effect of modifications to those assumptions is recorded in accumulated other comprehensive income and amortized to net periodic cost over future periods using the corridor method. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions.

The net periodic costs are recognized as employees render the services necessary to earn the postretirement benefits.

Effective December 31, 2007, the Company adopted the recognition and disclosure provisions of FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (Statement 158). Statement 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. The funded status reported on the balance sheet as of December 31, 2007 under Statement 158 was measured as the difference between the fair value of plan assets and the benefit obligation on a plan-by-plan basis. The adoption of the recognition provisions of Statement 158 did not impact the Company’s compliance with debt covenants or its cash position.

METALSA, S. DE R.L. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007

(Thousands of US dollars)

The incremental effect of applying SFAS 158 on the Company’s financial position as of December 31, 2007 for items not yet recognized as a component of net periodic cost that were directly recognized in accumulated other comprehensive income was as follows:

	Before Application of Statement 158	Adjustments	After Application of Statement 158
Pension and other postretirement benefits	$7,899	2,229	10,128
Deferred income taxes assets (non-current)	44,935	(624)	44,311
Total liabilities	310,665	1,605	312,270

Total stockholders’ equity	$363,499	3,210	366,709

The recognition provisions of Statement 158 had no effect on the statement of income for the period presented. The Company will adopt the measurement date provisions of Statement 158 during fiscal year 2008 which will require the Company to change its measurement date for plan assets and benefit obligations to December 31.

o) Deferred Credit

The deferred credit resulted from the acquisition in 2003 of future tax benefits. The Company accounts for this transaction in accordance with EITF 98-11 Accounting for Acquired Temporary Differences in Certain Purchase Transactions that are not accounted for a Business Combinations, which requires that the difference between the amount paid and the future tax benefit be amortized to income tax expense in proportion to the realization of the tax benefits that give rise to the deferred credit.

p) Income Tax (IT), Tax on Assets (TA) and Employees’ Statutory Profit Sharing (ESPS)

IT and ESPS payable for the year are determined in conformity with tax regulations in force.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and asset tax and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred ESPS is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may be reasonably estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.

Because the Company uses the US dollar as the functional currency for its Mexican operations, no deferred IT and ESPS are provided for the difference between the foreign currency equivalent of the US dollar cost and the indexed tax basis of the non monetary assets and liabilities.

Beginning with the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48) as of January 1, 2007, the Company recognizes the effect of income tax positions only if those positions

METALSA, S. DE R.L. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007

(Thousands of US dollars)

are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in selling, general and administrative expenses.

q) Contributed Capital and Additional Paid-in Capital

Contributed capital and additional paid-in capital were converted at the historical exchange rate at the date of the contributions if made in Mexican pesos or at the U.S. dollar value if the contributions were made in dollars.

r) Revenue Recognition

The Company recognizes revenues when the risks of ownership and the title is transferred to the customer, which is usually when the products are delivered and persuasive evidence of an arrangement exists, the price is fixed or determinable and collectability is reasonably assured. The Company records the necessary provisions to recognize sales commissions, refunds and discounts at the time the related income is recognized, which are deducted from sales or recognized as sales expense, as determined by the circumstances. Revenues from tools and dies projects are recognized as described in note 2w. The Company records the necessary reserves for losses in the recovery of accounts receivable based on management analysis and estimates.

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses, current receivable aging, and existing industry and national economic data. The Company’s customers in the automotive industry are affected by decreased corporate and consumer spending. The Company reviews its allowance for doubtful accounts monthly. All past due balances are reviewed individually for collectability. All other balances are reviewed on a pooled basis by industry. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off balance sheet credit exposure related to its customers.

s) Business and Credit Concentration

The Company made net sales to four clients that represent approximately 84% of total net sales during 2007. These customer accounts receivable balances represent approximately 69% as of December 31, 2007 of total accounts receivable. The Company records the necessary reserves for losses in the recovery of accounts receivable based on management analysis and estimates.

Certain customers currently purchase all of the steel used by the Company for their models directly from steel producers. As a result, the Company has minimal exposure to changes in steel prices for parts supplied to these clients, which collectively represented 39% of the Company’s purchases in 2007. The balance amounts of $69,553 in 2007 is recorded as part of the accounts payable.

METALSA, S. DE R.L. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007

(Thousands of US dollars)

Since 2005, there has been significant distress in the automotive industry, brought on by continued competitive pressures, commodity price increases and relatively weak automotive production in North America, particularly with three of the most important customers of the Company, who have highly leveraged capital structures, among other factors. Sustained decline in overall industry production volumes could have an adverse effect on sales and profitability, if the Company is unable to further diversify its customer base or renegotiate payment terms. Currently, the Company has experienced modest price impacts but still has sales volumes sales levels similar to prior year.

t) Contingencies

Significant obligations or losses related to contingencies are recognized when it is likely that their effects will materialize and there are reasonable elements for their estimation. If these reasonable elements do not exist, qualitative disclosure about such contingencies is included in the notes to the consolidated financial statements. Contingent income, earnings or assets are recognized when there is almost absolute certainty of their realization.

u) Long-Lived Assets

In accordance with FASB Statement No. 144 (Statement 144), Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

v) Product Warranties

The Company generally warrants its products against certain manufacturing and other defects in material and workmanship. These product warranties are provided for specific periods of time and are applicable assuming the product has not been subjected to misuse, improper installation, and negligence or shipping damage. As of December 31, 2007, the Company had no accrual for estimated product warranty claims and there was no warranty claims expense for that year.

w) Preproduction Costs

The Company follows the provisions of Emerging Issues Task Force (EITF) Issue No. 99-5, “Accounting for Pre-production Costs Related to Long-Term Supply Arrangements,” that requires all pre-production tooling costs incurred for tools that the Company will not own to be expensed as incurred, unless the supply agreement provides the supplier with the non-cancellable right to use the tools or the reimbursement costs are contractually guaranteed by the customer. At December 31, 2007, $23,588 was included in inventories as reimbursable costs.

Revenues associated with long-term construction-type contracts entered into with customers are recognized over the term of the contracts. Earnings are recognized when collection is assured. If during the project, the Company estimates a loss by comparing the incurred cost and the cost to be incurred with the total contract value, the excess is recognized in the results of the period immediately. For the year ending December 31, 2007, net sales include $41,850 of project tooling and dies income.

METALSA, S. DE R.L. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007

(Thousands of US dollars)

x) Reclassifications

Certain prior year amounts have been reclassified where necessary to conform to the current year presentation.

y) Recently Adopted Accounting Standards

Effective December 31, 2007, the Company adopted the recognition and disclosure provisions of FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (Statement 158) (refer to Note 14 for information regarding the impact of adopting the recognition provisions of Statement 158).

The Company has not yet adopted the measurement date provisions which are not effective until fiscal year 2008. The Company does not anticipate a material effect on its financial statements as a result of adoption of the measurement date provisions of Statement 158.

Effective January 1, 2007, the Company adopted provisions of FIN 48. FIN 48 addresses the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition and derecognition of tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, classification, interest and penalties, and disclosure. See note 16 for the impact of adopting FIN 48 on the Company’s results of operations and financial position.

(2) Derivative Financial Instruments and Hedge Activities

For derivatives used as a hedge of a risk exposure the Company, at the inception of the hedge, establishes a formal documentation of the hedging relationship and the risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the hedge effectiveness will be assessed.

Derivatives designated as hedge

The Company’s objective in using derivatives is to add stability to interest expense and to manage its exposure to both interest and currency rate movements or other identified risks. To accomplish this objective, the Company primarily uses Cross Currency Swap as part of its fair value hedging strategy. Following are the details of this strategy:

Fair Value Hedge—The Company has recognized in liabilities a credit issued by Banamex in May 2006 which expires in May 2011. The principal is 500 million Mexican pesos and the Company’s commitment is to pay a fixed-rate (8%) for the first two years and a variable-rate (TIIE) for the last 3 years.

Since its functional currency is the U.S. dollar, the Company decided to use a cross currency swap in order to hedge its interest and currency rates risk exposure. This derivative was designated as a fair value hedge and involves the receipt of fixed-rate payments in Mexican pesos for the first two years of the term and variable-rate (TIIE) payments in Mexican pesos for the reminder of them in exchange for variable-rate (LIBOR) payments in dollars over the life of the agreement (5 years).

METALSA, S. DE R.L. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007

(Thousands of US dollars)

As of December 31, 2007, the fair value of this cross currency swap was $1,369 which is included within current assets. Following are the details of the derivative:

	Notional	Basis Conditions	Fair market value
Counterparty			2007
Banamex	500 million Mexican pesos	Metalsa receives Libor over 500 million Mexican Pesos and pays fixed rate at 5.32% over $44.7 million USD.	$1,369

Changes in fair market value were recognized as part of loss from valuation and liquidation of derivate financial instruments. The primary position effects amounted to $(198) in 2007 and are recognized as a part of long-term debt and bank loans (see note 9).

Derivatives without Hedging designation

Interest Rate Swaps

The Company has recognized in its balance sheet two Interest Rate Swaps that involve the receipt of variable-rate (LIBOR) payments in exchange for fixed-rate payments over the life of the agreement without exchange of the underlying principal amount. Following are the details of these swaps:

	Notional	Basis Conditions	Fair market value
Counterparty			2007
Banamex	80.0 and 20.0 million Mexican pesos	Metalsa receives a Libor reference rate and pays a fixed rate of 4.055% and 2.4975% respectively.	$448

The total fair value is a gain of $448 and is included within current assets. During the year a gain of $1,751 was reclassified from other comprehensive income to current year earnings as a result of the liquidation of certain instruments that qualified for hedge accounting. In addition a loss of $3,372 was recognized from valuation and liquidation of derivative financial instruments that do not qualify for hedge accounting.

FX Options

The Company recognized during 2007 a loss of $218 related to an options portfolio that involves short call and long put positions associated with zero cost collar strategies. Following are the details for this portfolio:

Derivative	Counterparty	Strike price	Notional USD	Main Conditions	Fair value USD
Short Call	Banamex	11.32	$48,000	Commitment to sale dollars at 11.32	$(742)
Long Put	Banamex	11.32	24,000	Right to sale dollars at 11.32	524

METALSA, S. DE R.L. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007

(Thousands of US dollars)

(3) Related Parties

At December 31, 2007 balances and transactions with related parties are as follows:

(a) Due from

Ogihara Proeza México, S. de R.L. de C.V. (Ogihara)	$650
NovoCast, S.A. de C.V. (NovoCast)	520
Teknik, S.A. de C.V. (Teknik)	194
Proeza, S.A. de C.V.	132
Others	54

Total short-term (note 4)	1,550
Grupo Proeza, S.A. de C.V.	120,000

$121,550

$500 due from Ogihara will be recovered on December 2008. This loan bears interest at LIBOR plus 2.5%. Additionally, $150 of anticipated payments is related with tooling manufacturing.

NovoCast and Teknik accounts receivables are related to scrap sales.

The amount due from Grupo Proeza is related to a loan granted for use in the transactions described in note 1, and amounted to $120 million. This loan bears interest at an ordinary rate of 5.75% to be recovered at the termination of the loan.

(b) Due to

Grupo Proeza, S.A. de C.V. (Grupo Proeza)	$1,991
Ogihara Proeza México, S. de R.L. de C.V. (Ogihara)	—
Tower Automotive, Inc. (Tower Automotive)	—
Proeza, S.A. de C.V. (Proeza)	—
Others	17

$2,008

The balance due to Ogihara is related to tooling manufacturing. The balances with Grupo Proeza and Tower Automotive (former parent company, see note 1) are related to the services and technical assistance mentioned below.

(c) Related Party Transactions

The transactions carried out during the year ended December 31, 2007, with related parties are as follows:

Sales	$8,442

Purchases	$5,259

Service and technical assistance	$30,207

Loans granted	$120,000

METALSA, S. DE R.L. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007

(Thousands of US dollars)

The Company has a contract with its parent companies Grupo Proeza and Tower, (former parent company, see note 1) whereby it agrees to pay for administrative services and technical assistance provided, respectively. The amount to be paid for these services is determined based on a percentage of sales (3.6% for Grupo Proeza and 1.5% for Tower) and amounted to $30,207 in 2007.

The Company agreed with Tower Automotive and Grupo Proeza to pay amounts due under these contracts since 2001 and the following six years on a monthly basis. The amount being paid on a monthly basis to Tower Automotive is approximately $58 and to Grupo Proeza is $112.

During 2007 Metalsa Roanoke (a subsidiary) was charged a management fee of $1.0 million, due to Grupo Proeza. At December 31, 2007, $7 has been recorded under this arrangement.

(4) Accounts Receivable

At December 31, 2007, accounts receivable are as follows:

Trade	$90,869
Advances for taxes and other accounts receivable	10,713
Related parties (note 3)	1,550

103,132
Less allowance for doubtful accounts	(21)

$103,111

A summary of the changes in the allowance for doubtful accounts for the year ended December 31, 2007, is as follows:

Description	Balance at beginning of year	Charge to expense	Write-offs	Balance at end of year
Year ended:
December 31, 2007	168	5	(152)	21

(5) Inventories

At December 31, 2007 inventories consist of:

Raw material	$17,741
Work-in-process	11,015
Finished goods	12,265
Tools and dies projects	23,588
Materials in transit	5,547
Advances to suppliers	317

70,473
Allowance for obsolescence and slow moving	(721)

$69,752

METALSA, S. DE R.L. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007

(Thousands of US dollars)

(6) Prepaid Expenses

At December 31, 2007, prepaid expenses are as follows:

Prepaid insurance	$1,298
Brokers fees prepaid	397
Other	449

$2,144

(7) Property, Plant and Equipment

At December 31, 2007, the investment in property, plant and equipment is as follows:

		Estimated useful life
Land	$1,339	—
Building	106,248	28 years
Plant and equipment	424,267	18 years
Transportation equipment	792	4 years
Furniture and fixtures	12,719	10 years
Computer equipment	9,629	3 years
Tools and dies	4,423	9 years
Construction in progress	29,236	—

	588,653
Less accumulated depreciation	(260,647)

	$328,006

Property, plant and equipment include capitalized interest of $3,028 net of accumulated depreciation. No interest was capitalized during the year ended December 31, 2007.

As of December 31, 2007, the Company estimates an additional investment of $94.7 million related with construction in progress; this will be concluded and capitalized at the end of 2008.

The Company has written-off assets for $1,754, for 2007, net of the related accumulated depreciation as these assets are no longer in use and have no residual value.

(8) Other Non-Current Assets, net

At December 31, 2007, other non-current assets are as follows:

Software	$14,717
Others	299

15,016
Less accumulated amortization	(9,834)

$5,182

METALSA, S. DE R.L. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007

(Thousands of US dollars)

For the year ended December 31, 2007, interest expense includes $882, of related amortization expense and $813 of deferred financing costs written off as a result of refinancing the related debt.

(9) Long-Term Debt and Bank Loans

At December 31, 2007, long-term debt is as follows:

a) Syndicated credit contract amounting to $155 million, five-year amortizing facility beginning in July 2008.	$115,000
b) Credit amounting to 500 million pesos, four years amortizing facility beginning November 2008.	45,844
c) Loan agreement for EUR 4.9 million, bearing interest at LIBOR plus applicable margin, seven year amortizing starting in 2004.	2,796

Total long-term debt	163,640
Less current installments of long-term debt	(3,101)

Long-term debt, excluding current installments	$160,539

In 2005, the Company and Metalsa Roanoke entered into a syndicated credit contract for $180 million. The syndicated credit contract has been amended to be 100% revolving. As of December 31, 2007, the Company has a balance of $115 million used ($5 million are used by Metalsa Roanoke), and $40 million available.

The loan has a 36-month grace period, then semi-annual amortizations as follows: 10% in months 36 and 42; 20% in month 48 and 30% in month 54 and 60.

The syndicated credit contract bears interest at a rate equal to LIBOR plus a margin (between 60 and 100 basis points) according to the leveraged level. At the end of 2007 the applicable rate was LIBOR plus 60 basis points. At December 31, 2007 the interest rate for this loan amount 5.82%.

In 2006 the Company obtained a Loan facility for 500 million pesos. Additionally, the Company entered into a cross currency swap contract in order to fix the obligation at $44.7 million U.S. dollar. Also this debt includes a fair value valuation of $366 related to the cross currency swap as describe in note 2. The interest rate after the swap effect on this loan is LIBOR plus 30 basis points for the first two years and LIBOR plus 50 basis points thereafter. The credit is a four-year amortizing facility to be paid on a quarterly basis through November 2008 at 5% in the first two amortizations and 10% thereafter. At December 31, 2007 the interest rate for this loan amount 5.33%.

The notes payable to the bank and the long-term debt contracts described in this note establish certain restrictive covenants, the most significant of which refer to limitations on dividend payments, investments and contractual debt. As of December 31, 2007, the Company was in compliance with the covenants or has obtained necessary waivers.

The maturities of long-term debt are as follows:

Years ending December 31:
2009	$33,913
2010	117,215
2011	9,411

$160,539

METALSA, S. DE R.L. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007

(Thousands of US dollars)

The company has contracted several lines of credit for approximately $45 million. As of December 31, 2007, the Company has not used these lines of credit.

(10) Leases

The Company is obligated under capital leases covering machinery and equipment that expire in 2009. The Company also has several non-cancelable operating leases, primarily for machinery and equipment that expire over the next two years. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all executory costs such as maintenance and insurance. Rent expense under operating leases during 2007 approximated $109.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 2007 are:

	Capital leases	Operating leases
Year ending December 31:
2008	$110	37
2009	9	7

Total minimum lease payments	119	44

Less estimated executory costs	(7)

Net minimum lease payments	112
Less: amount representing interest (at the rate of 4%)	(2)

Present value of net minimum capital lease payments	110
Less current portion of obligations under capital leases	(89)

Obligations under capital leases, excluding current portion	$21

(11) Accounts Payable and Accrued Liabilities

At December 31, 2007, liabilities and accruals are as follows:

Trade	$69,553
Accounts payable and accrued liabilities	15,137
Related parties (note 3)	2,008
Interest payable	541

$87,239

The accounts payable and accrued liabilities are as follows:

Accrued liabilities	$8,227
Taxes payable and employee’s statutory profit sharing	1,454
Advanced payments from clients	1,342
Vacations payables	1,324
Other current liabilities	2,790

$15,137

METALSA, S. DE R.L. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007

(Thousands of US dollars)

Accrued liabilities are as follows:

	Freight	Salaries	Other	Total
Balance as of December 31, 2006	$701	9,119	1,014	10,834
Increases	2,430	7,056	411	9,897
Payments	(2,761)	(9,120)	(623)	(12,504)

Balance as of December 31, 2007	$370	7,055	802	8,227

The Company made purchases of raw material from three suppliers that represented 49% of its total purchases made during 2007. The balance of the accounts payable to these suppliers as of December 31, 2007 represents 16% of total accounts payable, respectively.

Other accruals include provisions related to utilities expenses and other minor expenses primarily.

(12) Deferred Credit

At December 31, 2007 the deferred credit balance is as follows:

Deferred credit	$35,614
Transaction loss	(520)
Less accumulated amortization	(35,094)

$—

In 2003, through a subsidiary, the Company paid $6,200 for an entity whose primary asset was $42,752 of tax loss carryforwards. The difference between the purchase price and the fair value was recorded as a deferred credit, as required by EITF 98-11 Accounting for Acquired Temporary Differences in Certain Purchase Transactions That Are Not Accounted for as Business Combinations.

(13) Other Long-Term Liabilities

Other long-term liabilities represent deferred current tax from years ended 2000, 2001 and 2002 as a result of the use of the lower preference tax rate instead of the enacted tax rate. This amount will be payable to the tax authorities when the Company pays dividends out of taxable earnings. As of December 31, 2007 the Company had not paid any dividends.

(14) Pension and other postretirement benefits

The Company has a noncontributory defined benefit pension plan covering substantially all of its employees upon their retirement. The benefits are based on age, years of service and the level of compensation during the five years before retirement. The Company makes annual contributions to the plan equal to the maximum amount that can be deducted for income tax purposes.

In addition to the Company’s defined benefit pension plan, the Company sponsors a defined benefit health care plan that provides postretirement medical benefits to full-time employees who meet minimum age and

METALSA, S. DE R.L. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007

(Thousands of US dollars)

service requirements. The plan is contributory with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. The accounting for the plan anticipates future cost-sharing changes to the written plan that are consistent with the Company’s expressed intent to increase the retiree contribution rate annually for the expected general inflation rate for that year. The Company’s policy is to fund the cost of medical benefits in amounts determined at the discretion of management.

As discussed in note 1n, effective December 31, 2007, the Company adopted the recognition and disclosure provisions of Statement 158. Statement 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability on its balance sheet.

Actuarial gains and losses are generally amortized subject to the corridor, over the average remaining service life of the Company’s active employees.

The Company uses a January 1 measurement date.

The following table sets forth the plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2007:

	Pension benefits	Termination benefits
Benefit obligation and funded status at December 31, 2007	$(5,549)	(4,579)
Unrecognized items	—	—
Additional minimum liability	—	—

Funded status at December 31, 2007	$(5,549)	(4,579)

Amounts recognized in the balance sheet consist of:

Non-current assets	$—	—
Current liabilities	(464)	(972)
Non-current liabilities	(5,085)	(3,607)
Accumulated other comprehensive income	2,229	—

Net amount recognized	$(3,320)	(4,579)

Amounts recognized in accumulated other comprehensive income consist of:

	Pension benefits	Termination benefits
Net actuarial gain (loss)	$(51)	—
Prior service credits (costs)	(2,178)	—

	$(2,229)	—

METALSA, S. DE R.L. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007

(Thousands of US dollars)

The accumulated benefit obligation for the pension plan was $8,408 at December 31, 2007. Net periodic benefit cost recognized in 2007 was:

	Pension benefits	Termination benefits
Net periodic benefit cost recognized	$902	2,994

Other changes in plan assets and benefit obligations recognized in accumulated other comprehensive income in 2007 are as follows:

	Pension benefits	Termination benefits
Adjustment to minimum liability	$(1,979)	—
Intangible assets	—	—
Net (loss)	(51)	—
Prior services (cost) credit	(2,178)	—
Elimination of minimum liability	1,979	—

Total recognized in accumulated other comprehensive income	$(2,229)	—

Total recognized in net periodic benefit cost and accumulated other comprehensive income	$(1,327)	2,994

The net loss and prior service cost for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $144 and $0, respectively.

Weighted average assumptions used to determine benefit obligations for 2007 were as follows:

	Pension benefits	Termination benefits
Discount rate	8.5%	8.5%
Rate of comprehensive increase	4.5%	4.5%

Weighted average assumptions used to determine net benefit cost for 2007 were as follows:

	Pension benefits	Termination benefits
Discount rate	9.0%	9.0%
Rate compensation increase	4.5%	4.5%

The following table summarizes benefit costs, employer contributions, plan participants’ contributions and benefits paid during 2007:

	Pension benefits	Termination benefits
Benefit cost	$902	935
Benefits paid	232	1,664

METALSA, S. DE R.L. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007

(Thousands of US dollars)

The benefits expected to be paid from the pension plan in each year from 2008 to 2012 are $345, $359, $260, $383, and $398, respectively. The aggregate benefits expected to be paid in the five years from 2013-2017 are $2,044. The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation at December 31 and include estimated future employee service.

The benefits expected to be paid from the termination benefits plan in each year 2008-2012 are $1,091, $973, $880, $798, and $662, respectively. The aggregate benefits expected to be paid in the five years from 2013-2017 are $2,949. The expected benefits are based on the same assumptions used to measure the company’s benefit obligation at September 30 and include estimated future employee service.

(15) Partners’ Capital

The characteristics of partners’ capital are as follows:

(a) Partnership Interests

•

Partnership interests represent the capital of the Company, each one representing the value of the contribution made by the respective partner. Each partner has one voting rights for each Mexican peso of contributed capital;

•

Partnership interests can be divided into up to four series. As of December 31, 2007 only one series of partnership interests is in use. Series A must be owned by individuals or groups of partners that have an affiliate, parent, or subsidiary relationship and are of Mexican nationality, and whose by-laws have the direct and indirect exclusion clause for foreign national residents regardless of whether they are a Company or individual or whether they reside in Mexico as legal residents, or live abroad. Series B can be subscribed to any person or legal entity;

•	The partnership interests of the Company amount to $12,718 including both Series A and B;

•	The partners have the first right of refusal to subscribe new interests of each series in the proportion held by them at the moment at which a capital increase has been approved.

(c) Retained Earnings

The principal restrictions to retained earnings are:

•	The Company is required to maintain a legal reserve as defined in the Mexican Business Law. At December 31, 2007, the legal reserve is $271.

•

Earnings distributed as dividends in excess of accumulated tax earnings will be subject to payment of income taxes in accordance with the Mexican Income Tax Law. At December 31, 2007, no deferred income tax has been recognized over this excess because it is expected that dividends will be paid free of taxes.

(16) Income Tax (IT), Flat Rate Business Tax (IETU), Tax on Assets (TA), Employees’ Statutory Profit Sharing (ESPS) and Deferred Taxes

The income tax law in Mexico provides that companies must pay either IT or TA depending on which amount is greater with respect to their Mexican operations. Both taxes recognize the effects of inflation. ESPS is calculated on a similar basis as IT without recognizing the effects of inflation.

METALSA, S. DE R.L. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007

(Thousands of US dollars)

On October 1, 2007 new laws were published, a number of tax laws were revised, and additionally a presidential decree was issued on November 5, 2007, which will come into effect on January 1, 2008. The most important changes are: (i) derogation of the Asset Tax Law and (ii) the introduction of a new tax (Flat Rate Business Tax or IETU) which is based on cash flows and limits certain deductions; additionally, certain tax credits are granted mainly with respect to inventories, salaries taxed for IT purposes and social security contributions, tax losses arising from accelerated deductions, recoverable asset tax, and deductions related to investments in fixed assets, deferred charges and expenses. The IETU rate is 16.5% for 2008, 17% for 2009 and 17.5% for 2010 and thereafter.

Accordingly, beginning in 2008, companies will be required to pay the greater of IETU or IT. If, IETU results, the payment will be considered final, not subject to recovery in subsequent years (with certain exceptions).

Pre tax book income for the Mexican operations and its foreign subsidiaries for the years ended December 31, 2007, were as follows:

Mexican Operations	$68,928
Foreign Operations	(3,063)

$65,865

Because the Company and its subsidiaries file their income tax returns separately, the income tax expense represents the combined tax expense of the Company and its subsidiaries. Income tax expense for the year ended December 31, 2007, is summarized as follows:

Current Mexican taxes	$—
Current US Federal and state taxes	(1,389)
Deferred Mexican taxes	19,189
Deferred US Federal and state taxes	294
Amortization of deferred credit	(4,175)

$13,919

Income tax expense attributable to income from continuing operations before IT differed from the amounts computed by applying the Mexican rate of 28% is presented below:

Computed expected tax expense	$18,442
Non-deductible expenses	25
Excess of income tax rate of foreign subsidiary	(340)
Excess of depreciation expense due to exchange rate for which there is no tax benefit	249
Amortization of deferred credit related to acquired loss carryforwards	(4,175)
Effects of inflation and others, net	(2,143)
Non-deductible amount for accelerated depreciation	1,958
Technological tax benefit	(419)
Change evaluation allowance	322

Actual income tax expense	$13,919

METALSA, S. DE R.L. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007

(Thousands of US dollars)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities, as of December 31, 2007, for Mexican operations are presented below:

Deferred tax assets:
Allowance for doubtful accounts	$5
ESPS to be deducted	677
Tax on assets recoverable	1,151
Liability accruals	5,333
Tax loss carryforwards	2,805

Total gross tax assets	9,971
Less valuation allowance	(1,151)

Total deferred tax assets	8,820

Deferred tax liabilities:
Inventories	(3,843)
Tools and dies projects	(6,549)
Property, plant, equipment and intangible assets	(27,389)
Derivative financial instruments	(448)

Total deferred tax liabilities	(38,229)

Deferred tax liability, net	$(29,409)

The rollforward for the net deferred IT asset for the year ended December 31, 2007 for the Mexican operations is presented below:

Initial balance of deferred income tax	$(11,740)
Deferred IT of other comprehensive income	1,320
Deferred IT expense	(19,189)
Transaction loss	200

Ending balance	$(29,409)

METALSA, S. DE R.L. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007

(Thousands of US dollars)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities, as of December 31, 2007 for the foreign subsidiary operations, are presented below:

Deferred tax assets:
Allowance for doubtful accounts	$1
AMT credit carryforward	152
Allowance for slow-moving of inventory and excess of tax inventory value over book value	190
Other	872

Total deferred tax assets	1,215

Deferred tax liabilities:
Property, plant and equipment	(12,161)
Goodwill	(3,842)
Other	(114)

Total deferred tax liabilities	(16,117)

Total deferred income tax liabilities, net	$(14,902)

The rollforward for the net deferred IT liability for the year ended December 31, 2007 for the foreign subsidiary is presented below:

Initial balance of deferred income tax	$(14,608)
Deferred IT expense	(294)

Ending balance	$(14,902)

At December 31, 2007, the company wrote-off the balance of deferred ESPS due to the transfer of employees from Metalsa, S. de R.L. to Grupo Metalsa, S. de R.L. a subsidiary of Metalsa. The effect of the write-off was included as part of selling, general and administrative expenses.

The rollforward for the net deferred ESPS liability for the year ended December 31, 2007 is presented below:

ESPS
Initial balance of ESPS liability	$(5,223)
Deferred ESPS benefit	4,958
Deferred ESPS on derivative financial instruments in partners’ capital	252
Transaction gain	13

Ending balance	$—

Net operating loss for the year ended December 31, 2007 was approximately $8,971. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and tax carryforwards. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

METALSA, S. DE R.L. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007

(Thousands of US dollars)

In assessing the realization of deferred tax on assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or tax carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

At December 2007, TA recoverable and tax loss carryforwards for the Mexican subsidiaries amounted to and will expire as follows:

Year	Tax on assets	Tax loss carryforwards
2011	$—	1,046
2015	383	—
2016	446	—
2017	322	8,971

	$1,151	10,017

The Company has not recognized a deferred tax liability of approximately $7,181 for the undistributed earnings of its foreign operations that arose in 2007 and prior years because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company is no longer able to demonstrate that it plans to permanently reinvest undistributed earnings. As of December 31, 2007 the undistributed earnings of these subsidiaries were approximately $25,648.

Since the Mexican peso could potentially decline in value relative to the U.S. dollar, a translation loss could be realized for the deferred tax assets denominated in Mexican pesos. Alternatively, translation gain could potentially be realized in future periods in the event of an increase in the value of the Mexican peso.

The Company adopted the interpretation of FASB Interpretation No. 48 (FIN 48) effective January 1, 2007. FIN 48 requires entities to analyze all positions taken and recognize its benefit only if it is “more-likely-than-not” to be sustained based only on its technical merits as of the reporting date. If a tax position does not meet the more-likely-than-not threshold, no benefits of the position are to be recognized. In subsequent periods, the more-likely-than-not threshold must continue to be met to support continued recognition of a benefit.

FIN 48 requires that each position be analyzed considering that the authority will examine each position and will have full access and knowledge of all information and the Company has adopted this principle as part of the implementation process.

The cumulative effect of applying the new requirements of FIN 48 are reflected as adjustments to the company’s retained earnings and reported as a change in accounting principle. In further periods, any unrecognized benefit will be recorded to the income statement.

As of January 1, 2007, the Company did not have any positions to be recorded under the FIN 48 requirements. There are no unrecognized benefits to be disclosed, provided that under the rules established by the interpretation all positions taken by the Company surpass the confidence level required by the interpretation.

METALSA, S. DE R.L. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007

(Thousands of US dollars)

During 2007, the Company followed procedures for analyzing all tax positions taken before 2007 and during 2007 to confirm whether they still meet the threshold imposed by the regulation. As a result of this management analysis, no position taken during 2007 needs to be disclosed as a unrecognized benefit.

The Company files income tax returns in Mexico and the United States and is subject to examination by taxing authorities in these jurisdictions, the years open for review are:

Jurisdiction	Years open for review
Mexico	2002 - 2007
United States of America	2004 - 2007

The Company’s policy, in the event of interest and penalties arising from unrecognized benefits derived from uncertain tax positions, will be to classify them as interest expense and penalties in selling, general and administrative expenses.

(17) Employee Benefit Plan

(a) Savings Plan

The Company has a 401(k) investment plan (the Plan) for the benefit of its employees. Employees who have attained age 18 or older are eligible to participate in the Plan in the month following their first 60 days of service. Under the Plan, employees may elect to have up to 100% of their salary, subject to Internal Revenue Service limitations, withheld on a pretax basis. The Company matches 100% of employees’ contributions up to 3% of their compensation, and then matches 50% of employees’ contributions up to an additional 2% of their compensation. The Company made matching contributions of $413 for the year ended December 31, 2007.

As an additional incentive, the Company established a deferred profit sharing component as a part of the 401(k) Plan. The deferred profit sharing contribution is a discretionary contribution based on the Parent Company reaching 75% of the target operating income as defined by the Board of Directors. Employees receive a percentage of their wages including bonuses and are 100% vested after three years of service. If the target operating income of the Parent Company is below 75%, there is no profit sharing in the plan year. For the year ended December 31, 2007 the Company made profit sharing contributions of $607.

(b) Self-Insured Medical Plan

Effective January 1, 2005, the Company began sponsoring a self-funded health care plan for all employees. The Company makes monthly contributions to the plan to be used to pay claims which are processed by a third-party administrator. To limit its liability, the Company has purchased aggregate and specific stop loss excess risk insurance. The aggregate stop loss limit is calculated based on a percentage of annual estimated claims expense. The aggregate limits as of December 31, 2007 cover total paid claims in excess of 125% of the expected liability and the specific stop loss insurance covers the amount of claims paid with respect to a single individual in excess of $90. At December 31, 2007 the Company had provided an accrual of $183, for claims incurred but not paid based on management’s estimate of the self-insured liability. For the year ended December 31, 2007 the Company incurred claims, premium expenses, and administration fees related to this plan totaling $1,972.

METALSA, S. DE R.L. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2007

(Thousands of US dollars)

(18) Reconciliation of Net Earnings to Net Cash Provided by Operating Activities

The reconciliation of net earnings to net cash provided by operating activities for the year ended December 31, 2007 is as follows:

Consolidated net income	$51,946
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	42,331
Write-off of property, plant and equipment	1,754
Bad debt expense	5
Amortization and write-off of deferred financing costs	813
Deferred ESPS	(5,570)
Inventory reserve	380
Amortization of deferred credit	(4,175)
Deferred income tax	19,483
Accrual for post retirement plans and pension	2,214
Derivative financial instruments	729
Translation (gain) loss	(574)
Change in operating assets and liabilities:
Derivative financial instruments	1,416
Accounts receivable	(3,176)
Inventories	(7,343)
Prepaid expenses	734
Accounts payable and accrued liabilities	(21,534)
Other long-term liabilities	(146)

Net cash provided by operating activities	$79,287

(19) Contingencies and Commitments

The Company has the following contingencies and commitments:

(a)	There is an agreement with a related party to solicit bids for the supply of certain parts and accessories required by the Company. This agreement establishes that if the Company is required to purchase Japanese origin parts and accessories, they will be purchased from this related party, if the costs are similar to those available from a third party.

(b)	In accordance with the tax law in force, the tax authorities have the right to review up to the five tax periods prior to the last income tax return filed.

(c)	According to the Income Tax Law in Mexico, companies carrying out operations with related parties, residing in the country or abroad, are subject to tax limitations and obligations, regarding the determination of agreed-upon prices, since they must be equivalent to those that would be used with or between independent parties in comparable operations.

In case the tax authorities review the prices and reject the determined amounts, they could demand, besides collection of corresponding tax and other assessments (interest and late charges), fines over the assessed deficiency, which could reach up to 100% of the calculated amount of the deficient contributions.

6,250,000 Shares

Tower International, Inc.

Common Stock

PROSPECTUS

Goldman, Sachs & Co.

Citi

J.P. Morgan

Wells Fargo Securities

Baird

Lazard Capital Markets

                    , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13:	Other Expenses of Issuance and Distribution

The following table sets forth the expenses (other than the underwriting discount and commissions) expected to be incurred by the registrant while issuing and distributing the securities registered pursuant to this Registration Statement. All amounts (other than the SEC registration fee and the FINRA filing fee) are estimates.

Registration fee	$8,712
FINRA filing fee	12,718
New York Stock Exchange listing fee	125,000
Legal fees and expenses	4,000,000
Accounting fees and expenses	700,000
Printing and engraving	550,000
Transfer agent fees	3,500
Miscellaneous	100,070

Total	$5,500,000

Item 14:	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits indemnification of the registrant’s officers and directors under certain conditions and subject to certain limitations. Section 145 of the Delaware General Corporation Law also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the Delaware General Corporation Law.

Article VII of the registrant’s bylaws provides that the registrant will indemnify its directors and officers to the fullest extent authorized by law. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or officer in defending any civil or criminal action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the registrant (or was serving at the registrant’s request as a director, officer employee or agent of another entity) will be paid by the registrant in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the registrant as authorized by the registrant’s bylaws.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, Article VII of the registrant’s certificate of incorporation provides that a director of the registrant will not be personally liable for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

The registrant has purchased directors’ and officers’ liability insurance. The registrant believes that this insurance is necessary to attract and retain qualified directors and officers.

The underwriting agreement (Exhibit 1.1 hereto) contains provisions by which the underwriter has agreed to indemnify the registrant, each person, if any, who controls the registrant within the meaning of Section 15 of the Securities Act, each director of the registrant, and each officer of the registrant who signs this registration statement, with respect to information furnished in writing by or on behalf of the underwriters for use in the registration statement.

The indemnification agreement for our directors and officers (Exhibit 10.24 hereto) provides that the registrant shall indemnify the director or officer party to each such agreement to the fullest extent permitted by law against all expenses, judgments, liabilities, fines, penalties and amounts paid in settlement actually and reasonably incurred by such person, or on his or her behalf, in connection with any proceeding or any action, discovery, event, claim, issue or matter therein or related thereto, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the registrant and, in the case of a criminal proceeding, in addition, had no reasonable cause to believe that his or her conduct was unlawful.

Item 15:	Recent Sales of Unregistered Securities

Set forth below is information regarding all unregistered securities sold, issued or granted by us within the past three years.

Preferred Units

On August 1, 2007 the Company issued 10,000 preferred membership interests (“Preferred Units”) to funds and accounts associated with Cerberus Capital Management, L.P. (collectively, “Cerberus”) in respect of capital contributions made by Cerberus in the aggregate amount of $213,750,000.

The issuances and sales of our Preferred Units described above were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof promulgated thereunder because the transactions were by an issuer not involving a public offering.

Common Units, Management Incentive Units and Common Stock

Securities Act Section 4(2):

On August 1, 2007 the Company issued 8,500 common membership interests (“Common Units”) to Cerberus in respect of capital contributions made by Cerberus in the aggregate amount of $11.3 million.

In January 2008 the Company issued 1,500 management incentive interests (“MIP Units”) to Tower Automotive Management, LLC (“Tower Management”).

Tower Management sold 300 management incentive interests (“Management MIP Units”) to Mark Malcolm on January 2, 2008 for $150,000.

Tower Management sold 100 Management MIP Units to James Gouin on January 4, 2008 for $50,000.

Tower Management sold 175 Management MIP Units to Michael Rajkovic on January 2, 2008 for $87,500.

Tower Management sold 100 Management MIP Units to William Pumphrey on January 9, 2008 for $50,000.

Tower Management sold 100 Management MIP Units to Dr. Gyula Meleghy on January 8, 2008 for $50,000.

Tower Management sold 50 MIP Management MIP Units to William Cook on January 3, 2008 for $25,000.

Tower Management sold 50 Management MIP Units to Paul Radkoski on January 7, 2008 for $25,000.

Tower Management sold 50 Management MIP Units to Jeffrey Kersten on January 9, 2008 for $25,000.

Tower Management sold 300 Management MIP Units to Eagle Trust, LLC on December 19, 2007 for $150,000.

Tower Management sold 150 Management MIP Units to MGT4VALUE, LLC on December 17, 2007 for $75,000.

Tower Management sold 50 Management MIP Units to Rande Somma on January 16, 2008 for $25,000.

Tower Management sold 20 Management MIP Units to Thomas Hagan on December 20, 2007 for $10,000.

Tower Management sold 20 Management MIP Units to Timothy Crimmins on December 20, 2007 for $10,000.

On August 12, 2010, the Preferred Units, Common Units and MIP Units were converted into capital units. In connection with the notes offering described herein, Cerberus caused one of its affiliates to cancel $25 million aggregate principal amount of first lien term loans in exchange for an equity interest in the registrant. Such interest will represent an interest in the capital units held by Cerberus. In connection with the corporate conversion to occur immediately prior to consummation of this offering, each of the holders of capital units will contribute such units to Tower International Holdings, LLC, the registrant will convert from a limited liability company to a Delaware corporation and the registrant will issue shares of its common stock to Tower International Holdings, LLC. Immediately prior to the consummation of this offering, Tower International Holdings, LLC will own all of the registrant’s outstanding shares of common stock.

The issuances and sales of the registrant’s Common Units, MIP Units, Management MIP Units, capital units and common stock described above were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof promulgated thereunder because the transactions were by an issuer not involving a public offering.

Item 16:	Exhibits and Financial Statement Schedules

(a)	Exhibits

No.	Description
1.1	Form of Underwriting Agreement

2.1**	Asset Purchase Agreement, dated as of May 1, 2007, by and among Tower Automotive, Inc., a debtor-in-possession and certain of its subsidiaries, and Tower Automotive, LLC f/k/a TA Acquisition Company, LLC

2.2**	Form of Contribution Agreement

3.1**	Form of Certificate of Incorporation of Tower International, Inc.

3.2**	Form of Bylaws of Tower International, Inc. (the Form of Bylaws filed as Exhibit 3.2 to Amendment No. 8 to this registration statement replaced the Form of Bylaws filed as Exhibit 3.2 to Amendment No. 4 to this registration statement)

4.1**	See Exhibits 3.1 and 3.2 for provisions of the Certificate of Incorporation and Bylaws of Tower International, Inc. defining the rights of holders of common stock of Tower International, Inc.

4.2**	Specimen Stock Certificate

4.3**	Form of Registration Rights Agreement between Tower International, Inc. and Tower International Holdings, LLC

4.4**	Indenture, dated as of August 24, 2010, among Tower Automotive Holdings USA, LLC and TA Holdings Finance, Inc., as issuers, the guarantors party thereto and Wilmington Trust FSB, as trustee and collateral agent

5.1	Opinion of Lowenstein Sandler PC with respect to the validity of the securities offered

8.1**	Tax Opinion of Lowenstein Sandler PC with respect to certain U.S. tax matters

10.1**	Revolving Credit and Guaranty Agreement, dated as of July 31, 2007, by and among Tower Automotive Holdings USA, LLC, the Guarantors named therein, the Lenders named therein and JPMorgan Chase Bank, N.A., as Administrative Agent

10.2**	Amendment No. 1 to Revolving Credit and Guaranty Agreement, dated May 5, 2008, by and among Tower Automotive Holdings USA, LLC, the Guarantors from time to time party thereto, the Lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent

10.3**	Amendment No. 2 to the Revolving Credit and Guaranty Agreement, dated as of August 4, 2010, among Tower Automotive Holdings USA, LLC, the guarantors from time to time party thereto, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent

10.4**	First Lien Term Loan and Guaranty Agreement, dated as of July 31, 2007, by and among Tower Automotive Holdings USA, LLC, Tower Automotive Holding Europe B.V., the Guarantors named therein, the Lenders, named therein and JPMorgan Chase Bank, N.A., as Agent

10.5**	Amendment No 1 to First Lien Term Loan and Guaranty Agreement, dated as of December 24, 2007, by and among Tower Automotive Holdings USA, LLC, Tower Automotive Holding Europe B.V., the Guarantors named therein, the Lenders named therein and JPMorgan Chase Bank, N.A., as Agent

10.6**	Amendment No 2 to First Lien Term Loan and Guaranty Agreement, dated as of May 5, 2008, by and among Tower Automotive Holdings USA, LLC, Tower Automotive Holding Europe B.V., the Guarantors named therein, the Lenders named therein and JPMorgan Chase Bank, N.A., as Agent

10.7**	Waiver and Amendment No 3 to First Lien Term Loan and Guaranty Agreement, April 1, 2009, by and among Tower Automotive Holdings USA, LLC, Tower Automotive Holding Europe B.V., the Guarantors named therein, the Lenders named therein and JPMorgan Chase Bank, N.A., as Agent

10.8**

Amendment No. 4 to the First Lien Term Loan and Guaranty Agreement, dated as of August 24, 2010, among Tower Automotive Holdings USA, LLC, Tower Automotive Holdings Europe B.V., the guarantors from time to time party thereto, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A.

10.9**

Amended and Restated Intercreditor Agreement, dated as of August 24, 2010, among JPMorgan Chase Bank, N.A., as representative with respect to certain agreements identified therein, Wilmington Trust FSB, as representative with respect to the notes agreement identified therein, each additional representative from time to time party thereto, Tower Automotive Holdings USA, LLC, the other loan parties party thereto and Tower Automotive, LLC

10.10**

Term Intercreditor Agreement, dated as of August 24, 2010, among JPMorgan Chase Bank, N.A., as synthetic letter of credit facility agent, Wilmington Trust FSB, as notes collateral agent, each additional term agent from time to time party thereto, each grantor from time to time party thereto and Tower Automotive, LLC

10.11**	Amended and Restated ABL Security Agreement, dated as of August 24, 2010, among Tower Automotive Holdings USA, LLC, the guarantors party thereto and JPMorgan Chase Bank, N.A., as agent

10.12**

Amended and Restated First Lien Term Loan Security Agreement, dated as of August 24, 2010, among Tower Automotive Holdings USA, LLC, the guarantors party thereto and JPMorgan Chase Bank, N.A., as agent

10.13**

Notes Security Agreement, dated as of August 24, 2010, among Tower Automotive Holdings USA, LLC, TA Holdings Finance, Inc., the subsidiary guarantors party thereto and Wilmington Trust FSB, as collateral agent

10.14	Intentionally omitted

10.15	Intentionally omitted

10.16	Intentionally omitted

10.17**	Employment Agreement with James Gouin (filed as Exhibit 10.25 to this registration statement as originally filed on March 4, 2010)

10.18**	Employment Agreement with Mark Malcolm (filed as Exhibit 10.26 to this registration statement as originally filed on March 4, 2010)

10.19**	Employment Agreement with Michael Rajkovic (filed as Exhibit 10.27 to this registration statement as originally filed on March 4, 2010)

10.20**	Employment Agreement with William Cook (filed as Exhibit 10.28 to this registration statement as originally filed on March 4, 2010)

10.21**	Employment Agreement with Gyula Meleghy (filed as Exhibit 10.29 to this registration statement as originally filed on March 4, 2010)

10.22**	Compensation Agreement with William Pumphrey (filed as Exhibit 10.30 to this registration statement as originally filed on March 4, 2010)

10.23**	Compensation Agreement with Paul Radkoski (filed as Exhibit 10.31 to this registration statement as originally filed on March 4, 2010)

10.24**

Form of Indemnification Agreement (the Form of Indemnification Agreement filed as Exhibit 10.24 to Amendment No. 8 to this registration statement replaced the Form of Indemnification Agreement filed as Exhibit 10.24 to Amendment No. 3 to this registration statement)

10.25**	Service Agreement with Rande Somma & Associates LLC (filed as Exhibit 10.33 to this registration statement as originally filed on March 4, 2010)

10.26**	Service Agreement with Larry Schwentor and MGT4VALUE LLC (filed as Exhibit 10.34 to this registration statement as originally filed on March 4, 2010)

10.27**	Second Amended and Restated Value Creation Plan of Tower Automotive, LLC

10.28	Form of 2010 Equity Incentive Plan (replaces the Form of 2010 Equity Incentive Plan filed as Exhibit 10.28 to Amendment No. 4 to this registration statement)

10.29**	Form of Restricted Stock Award Agreement

10.30**	Form of Restricted Stock Unit Award Agreement

10.30.1**	Form of Restricted Stock Unit Award Agreement

10.31**	Form of Nonqualified Stock Option Grant Agreement

10.31.1**	Form of Nonqualified Stock Option Grant Agreement

10.32**	Form of Incentive Stock Option Grant Agreement

10.33**	Tower Management, LLC 2007 Management Incentive Plan

10.34**	Form of Award Letter, Tower Automotive, LLC Supplemental Value Creation Program

10.35**	Form of Award Letter, Tower Automotive, LLC 2010 Long-Term Incentive Program

10.36**	Form of Award Letter, Tower Automotive, LLC Special Incentive Program

10.37†**	Lease Agreement, dated as of April 10, 2002, by and among Module (DE) Limited Partnership, Tower Automotive Products Company, Inc. and Tower Automotive Tool LLC (the Lease Agreement filed as Exhibit 10.37 to Amendment No. 2 to this registration statement replaced the Lease Agreement filed as Exhibit 10.37 to Amendment No. 1 to this registration statement)

10.38**	Amendment No. 1 to Lease Agreement, dated as of November 15, 2002, by and among Module (DE) Limited Partnership, Tower Automotive Products Company, Inc. and Tower Automotive Tool LLC

10.39†**	Amendment No. 2 to Lease Agreement, dated as of July 31, 2007, by and among Module (DE) Limited Partnership, Tower Automotive Products Company, Inc. and Tower Automotive Tool LLC

10.40†**	Lease Agreement, dated as of April 10, 2002, by and among Chassis (DE) Limited Partnership, Tower Automotive Products Company, Inc. and Tower Automotive Tool LLC (the Lease Agreement filed as Exhibit 10.40 to Amendment No. 2 to this registration statement replaced the Lease Agreement filed as Exhibit 10.40 to Amendment No. 1 to this registration statement)

10.41**	Amendment No. 1 to Lease Agreement, dated as of October 9, 2002, by and among Chassis (DE) Limited Partnership, Tower Automotive Products Company, Inc. and Tower Automotive Tool LLC

10.42†**	Amendment No. 2 to Lease Agreement, dated as of July 31, 2007, by and among Chassis (DE) Limited Partnership, Tower Automotive Products Company, Inc. and Tower Automotive Tool LLC

10.43**	Unit Sale and Purchase Agreement of Mark Malcolm

10.44**	Unit Sale and Purchase Agreement of James Gouin

10.45**	Unit Sale and Purchase Agreement of Michael Rajkovic

10.46**	Unit Sale and Purchase Agreement of William Pumphrey

10.47**	Unit Sale and Purchase Agreement of Gyula Meleghy

10.48**	Unit Sale and Purchase Agreement of Rande Somma and Associates LLC

10.49**	Unit Sale and Purchase Agreement of MGT4VALUE LLC

10.50**	Letter Agreement Amendment to Employment Agreement, dated as of May 27, 2010, between Tower Automotive, LLC and Mark Malcolm.

10.51**	Letter Agreement Amendment to Employment Agreement, dated as of June 1, 2010, between Tower Automotive, LLC and Michael Rajkovic.

10.52**	Letter Agreement Amendment to Employment Agreement, dated as of June 1, 2010, between Tower Automotive, LLC and James Gouin.

10.53	Form of Amendment to Form of Award Letter, Tower Automotive, LLC 2010 Long-Term Incentive Program

10.54**	Form of Award Letter, Tower Automotive, LLC Special Incentive Program

10.55	Amendment to Service Agreement with Rande Somma & Associates LLC, dated September 29, 2010

21.1**	List of subsidiaries of Tower International, Inc.

23.1	Consent of Deloitte and Touche LLP

23.2	Consent of KPMG Cárdenas Dosal, S.C.

23.3	Consent of Lowenstein Sandler PC (to be included in Exhibit 5.1)

23.4**	Consent of Lowenstein Sandler PC (included in Exhibit 8.1)

24.1**	Power of Attorney of Mark Malcolm, James Gouin, Jeffrey L. Kersten, Dev Kapadia, Larry Schwentor and Rande Somma

24.2**	Power of Attorney of Nicholas Chabraja

24.3**	Power of Attorney of Dennis Donovan

24.4**	Power of Attorney of James Chapman

24.5**	Power of Attorney of Jonathan Gallen

24.6**	Power of Attorney of Greg Powell

24.7**	Power of Attorney of Scott Wille

99.1**	Consent of Dennis Donovan

99.2**	Consent of James Chapman

99.3**	Consent of Jonathan Gallen

99.4**	Consent of Gregory Powell

99.5**	Consent of Scott Wille

**	Previously filed
†	Confidential treatment has been requested for certain provisions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act of 1933, as amended.

(b)	Financial Statement Schedules:

Below is Schedule II, Schedule of Valuation and Qualifying Accounts. All other consolidated financial statement schedules are omitted because they are not applicable or the information is included in the consolidated financial statements or related notes.

SCHEDULE II

Valuation and Qualifying Accounts for the years ended December 31, 2009, 2008, and 2007 (in thousands)

Column A	Column B		Column C			Column D		Column E
			Additions
Description	Balance at Beginning of Year		Charged to Costs and Expenses	Charged to Other Accounts		Deductions		Balance at End of Year
Year Ended December 31, 2009
Allowance for doubtful accounts	$3,974		$930	$—		$(2,465	)(a)	$2,439
Deferred tax asset valuation allowance	170,093		19,496	(17,231)		—		172,358
Year Ended December 31, 2008
Allowance for doubtful accounts	4,890		3,124	—		(4,040	)(a)	3,974
Deferred tax asset valuation allowance	125,530		28,073	16,490	(c)	—		170,093
Successor–August 1, 2007 through December 31, 2007
Allowance for doubtful accounts	3,758		1,378	—		(246	)(a)	4,890
Deferred tax asset valuation allowance	85,799	(d)	39,731	—		—		125,530
Predecessor–January 1, 2007 through July 31, 2007
Allowance for doubtful accounts	4,750		899	—		(1,891	)(a)	3,758
Deferred tax asset valuation allowance	427,819		(17,424)	(370,783	)(b)	—		39,612

(a)	Write off of uncollectible accounts
(b)	Discharge of debt charged to Post Consummation Trust
(c)	Currency translation adjustment and other comprehensive income
(d)	Beginning balance does not tie to prior ending balance due to purchase accounting adjustments

Item 17:	Undertakings

(a) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 9 to the registrant’s registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Livonia and state of Michigan, on the 2nd day of October, 2010.

TOWER AUTOMOTIVE, LLC

By:	/S/ JEFFREY L. KERSTEN
Name:	Jeffrey L. Kersten
Title:	Senior Vice President and Corporate Controller

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 9 to the registrant’s registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ MARK MALCOLM* Mark Malcolm	Chief Executive Officer and Director (Principal Executive Officer)	October 2, 2010

/S/ JAMES GOUIN* James Gouin	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	October 2, 2010

/S/ JEFFREY L. KERSTEN Jeffrey L. Kersten	Senior Vice President and Corporate Controller (Principal Accounting Officer)	October 2, 2010

/S/ NICHOLAS CHABRAJA* Nicholas Chabraja	Director	October 2, 2010

/S/ JAMES CHAPMAN* James Chapman	Director	October 2, 2010

/S/ DENNIS DONOVAN* Dennis Donovan	Director	October 2, 2010

/S/ CHAN GALBATO* Chan Galbato	Director	October 2, 2010

/S/ JONATHAN GALLEN* Jonathan Gallen	Director	October 2, 2010

/S/ DEV KAPADIA* Dev Kapadia	Director	October 2, 2010

/S/ GREGORY POWELL* Gregory Powell	Director	October 2, 2010

/S/ LARRY SCHWENTOR* Larry Schwentor	Director	October 2, 2010

/S/ SCOTT WILLE* Scott Wille	Director	October 2, 2010

*By	/S/ JEFFREY L. KERSTEN
Jeffrey L. Kersten Attorney-in-Fact

EXHIBIT INDEX

No.	Description
1.1	Form of Underwriting Agreement

2.1**	Asset Purchase Agreement, dated as of May 1, 2007, by and among Tower Automotive, Inc., a debtor-in-possession and certain of its subsidiaries, and Tower Automotive, LLC f/k/a TA Acquisition Company, LLC

2.2**	Form of Contribution Agreement

3.1**	Form of Certificate of Incorporation of Tower International, Inc.

3.2**	Form of Bylaws of Tower International, Inc. (the Form of Bylaws filed as Exhibit 3.2 to Amendment No. 8 to this registration statement replaced the Form of Bylaws filed as Exhibit 3.2 to Amendment No. 4 to this registration statement)

4.1**	See Exhibits 3.1 and 3.2 for provisions of the Certificate of Incorporation and Bylaws of Tower International, Inc. defining the rights of holders of common stock of Tower International, Inc.

4.2**	Specimen Stock Certificate

4.3**	Form of Registration Rights Agreement between Tower International, Inc. and Tower International Holdings, LLC

4.4**	Indenture, dated as of August 24, 2010, among Tower Automotive Holdings USA, LLC and TA Holdings Finance, Inc., as issuers, the guarantors party thereto and Wilmington Trust FSB, as trustee and collateral agent

5.1	Opinion of Lowenstein Sandler PC with respect to the validity of the securities offered

8.1**	Tax Opinion of Lowenstein Sandler PC with respect to certain U.S. tax matters

10.1**	Revolving Credit and Guaranty Agreement, dated as of July 31, 2007, by and among Tower Automotive Holdings USA, LLC, the Guarantors named therein, the Lenders named therein and JPMorgan Chase Bank, N.A., as Administrative Agent

10.2**	Amendment No. 1 to Revolving Credit and Guaranty Agreement, dated May 5, 2008, by and among Tower Automotive Holdings USA, LLC, the Guarantors from time to time party thereto, the Lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent

10.3**

Amendment No. 2 to the Revolving Credit and Guaranty Agreement, dated as of August 4, 2010, among Tower Automotive Holdings USA, LLC, the guarantors from time to time party thereto, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent

10.4**	First Lien Term Loan and Guaranty Agreement, dated as of July 31, 2007, by and among Tower Automotive Holdings USA, LLC, Tower Automotive Holding Europe B.V., the Guarantors named therein, the Lenders, named therein and JPMorgan Chase Bank, N.A., as Agent

10.5**	Amendment No 1 to First Lien Term Loan and Guaranty Agreement, dated as of December 24, 2007, by and among Tower Automotive Holdings USA, LLC, Tower Automotive Holding Europe B.V., the Guarantors named therein, the Lenders named therein and JPMorgan Chase Bank, N.A., as Agent

10.6**	Amendment No 2 to First Lien Term Loan and Guaranty Agreement, dated as of May 5, 2008, by and among Tower Automotive Holdings USA, LLC, Tower Automotive Holding Europe B.V., the Guarantors named therein, the Lenders named therein and JPMorgan Chase Bank, N.A., as Agent

10.7**	Waiver and Amendment No 3 to First Lien Term Loan and Guaranty Agreement, April 1, 2009, by and among Tower Automotive Holdings USA, LLC, Tower Automotive Holding Europe B.V., the Guarantors named therein, the Lenders named therein and JPMorgan Chase Bank, N.A., as Agent

10.8**

Amendment No. 4 to the First Lien Term Loan and Guaranty Agreement, dated as of August 24, 2010, among Tower Automotive Holdings USA, LLC, Tower Automotive Holdings Europe B.V., the guarantors from time to time party thereto, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A.

10.9**

Amended and Restated Intercreditor Agreement, dated as of August 24, 2010, among JPMorgan Chase Bank, N.A., as representative with respect to certain agreements identified therein, Wilmington Trust FSB, as representative with respect to the notes agreement identified therein, each additional representative from time to time party thereto, Tower Automotive Holdings USA, LLC, the other loan parties party thereto and Tower Automotive, LLC

10.10**

Term Intercreditor Agreement, dated as of August 24, 2010, among JPMorgan Chase Bank, N.A., as synthetic letter of credit facility agent, Wilmington Trust FSB, as notes collateral agent, each additional term agent from time to time party thereto, each grantor from time to time party thereto and Tower Automotive, LLC

10.11**	Amended and Restated ABL Security Agreement, dated as of August 24, 2010, among Tower Automotive Holdings USA, LLC, the guarantors party thereto and JPMorgan Chase Bank, N.A., as agent

10.12**

Amended and Restated First Lien Term Loan Security Agreement, dated as of August 24, 2010, among Tower Automotive Holdings USA, LLC, the guarantors party thereto and JPMorgan Chase Bank, N.A., as agent

10.13**	Notes Security Agreement, dated as of August 24, 2010, among Tower Automotive Holdings USA, LLC, TA Holdings Finance, Inc., the subsidiary guarantors party thereto and Wilmington Trust FSB, as collateral agent

10.14	Intentionally omitted

10.15	Intentionally omitted

10.16	Intentionally omitted

10.17**	Employment Agreement with James Gouin (filed as Exhibit 10.25 to this registration statement as originally filed on March 4, 2010)

10.18**	Employment Agreement with Mark Malcolm (filed as Exhibit 10.26 to this registration statement as originally filed on March 4, 2010)

10.19**	Employment Agreement with Michael Rajkovic (filed as Exhibit 10.27 to this registration statement as originally filed on March 4, 2010)

10.20**	Employment Agreement with William Cook (filed as Exhibit 10.28 to this registration statement as originally filed on March 4, 2010)

10.21**	Employment Agreement with Gyula Meleghy (filed as Exhibit 10.29 to this registration statement as originally filed on March 4, 2010)

10.22**	Compensation Agreement with William Pumphrey (filed as Exhibit 10.30 to this registration statement as originally filed on March 4, 2010)

10.23**	Compensation Agreement with Paul Radkoski (filed as Exhibit 10.31 to this registration statement as originally filed on March 4, 2010)

10.24**

Form of Indemnification Agreement (the Form of Indemnification Agreement filed as Exhibit 10.24 to Amendment No. 8 to this registration statement replaced the Form of Indemnification Agreement filed as Exhibit 10.24 to Amendment No. 3 to this registration statement)

10.25**	Service Agreement with Rande Somma & Associates LLC (filed as Exhibit 10.33 to this registration statement as originally filed on March 4, 2010)

10.26**	Service Agreement with Larry Schwentor and MGT4VALUE LLC (filed as Exhibit 10.34 to this registration statement as originally filed on March 4, 2010)

10.27**	Second Amended and Restated Value Creation Plan of Tower Automotive, LLC

10.28	Form of 2010 Equity Incentive Plan (replaces the Form of 2010 Equity Incentive Plan filed as Exhibit 10.28 to Amendment No. 4 to this registration statement)

10.29**	Form of Restricted Stock Award Agreement

10.30**	Form of Restricted Stock Unit Award Agreement

10.30.1**	Form of Restricted Stock Unit Award Agreement

10.31**	Form of Nonqualified Stock Option Grant Agreement

10.31.1**	Form of Nonqualified Stock Option Grant Agreement

10.32**	Form of Incentive Stock Option Grant Agreement

10.33**	Tower Management, LLC 2007 Management Incentive Plan

10.34**	Form of Award Letter, Tower Automotive, LLC Supplemental Value Creation Program

10.35**	Form of Award Letter, Tower Automotive, LLC 2010 Long-Term Incentive Program

10.36**	Form of Award Letter, Tower Automotive, LLC Special Incentive Program

10.37†**	Lease Agreement, dated as of April 10, 2002, by and among Module (DE) Limited Partnership, Tower Automotive Products Company, Inc. and Tower Automotive Tool LLC (the Lease Agreement filed as Exhibit 10.37 to Amendment No. 2 to this registration statement replaced the Lease Agreement filed as Exhibit 10.37 to Amendment No. 1 to this registration statement)

10.38**	Amendment No. 1 to Lease Agreement, dated as of November 15, 2002, by and among Module (DE) Limited Partnership, Tower Automotive Products Company, Inc. and Tower Automotive Tool LLC

10.39†**	Amendment No. 2 to Lease Agreement, dated as of July 31, 2007, by and among Module (DE) Limited Partnership, Tower Automotive Products Company, Inc. and Tower Automotive Tool LLC

10.40†**	Lease Agreement, dated as of April 10, 2002, by and among Chassis (DE) Limited Partnership, Tower Automotive Products Company, Inc. and Tower Automotive Tool LLC (the Lease Agreement filed as Exhibit 10.40 to Amendment No. 2 to this registration statement replaced the Lease Agreement filed as Exhibit 10.40 to Amendment No. 1 to this registration statement)

10.41**	Amendment No. 1 to Lease Agreement, dated as of October 9, 2002, by and among Chassis (DE) Limited Partnership, Tower Automotive Products Company, Inc. and Tower Automotive Tool LLC

10.42†**	Amendment No. 2 to Lease Agreement, dated as of July 31, 2007, by and among Chassis (DE) Limited Partnership, Tower Automotive Products Company, Inc. and Tower Automotive Tool LLC

10.43**	Unit Sale and Purchase Agreement of Mark Malcolm

10.44**	Unit Sale and Purchase Agreement of James Gouin

10.45**	Unit Sale and Purchase Agreement of Michael Rajkovic

10.46**	Unit Sale and Purchase Agreement of William Pumphrey

10.47**	Unit Sale and Purchase Agreement of Gyula Meleghy

10.48**	Unit Sale and Purchase Agreement of Rande Somma and Associates LLC

10.49**	Unit Sale and Purchase Agreement of MGT4VALUE LLC

10.50**	Letter Agreement Amendment to Employment Agreement, dated as of May 27, 2010, between Tower Automotive, LLC and Mark Malcolm.

10.51**	Letter Agreement Amendment to Employment Agreement, dated as of June 1, 2010, between Tower Automotive, LLC and Michael Rajkovic.

10.52**	Letter Agreement Amendment to Employment Agreement, dated as of June 1, 2010, between Tower Automotive, LLC and James Gouin.

10.53	Form of Amendment to Form of Award Letter, Tower Automotive, LLC 2010 Long-Term Incentive Program

10.54**	Form of Award Letter, Tower Automotive, LLC Special Incentive Program

10.55	Amendment to Service Agreement with Rande Somma & Associates LLC, dated September 29, 2010

21.1**	List of subsidiaries of Tower International, Inc.

23.1	Consent of Deloitte and Touche LLP

23.2	Consent of KPMG Cárdenas Dosal, S.C.

23.3	Consent of Lowenstein Sandler PC (to be included in Exhibit 5.1)

23.4**	Consent of Lowenstein Sandler PC (included in Exhibit 8.1)

24.1**	Power of Attorney of Mark Malcolm, James Gouin, Jeffrey L. Kersten, Dev Kapadia, Larry Schwentor and Rande Somma

24.2**	Power of Attorney of Nicholas Chabraja

24.3**	Power of Attorney of Dennis Donovan

24.4**	Power of Attorney of James Chapman

24.5**	Power of Attorney of Jonathan Gallen

24.6**	Power of Attorney of Greg Powell

24.7**	Power of Attorney of Scott Wille

99.1**	Consent of Dennis Donovan

99.2**	Consent of James Chapman

99.3**	Consent of Jonathan Gallen

99.4**	Consent of Gregory Powell

99.5**	Consent of Scott Wille

**	Previously filed
†	Confidential treatment has been requested for certain provisions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act of 1933, as amended.